Filed Pursuant to Rule 424(b)(4)
Registration No. 333-202497

16,666,666 Shares

Common Stock

This is an initial public offering of shares of common stock of Etsy, Inc.

Etsy is offering 13,333,333 shares of common stock to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 3,333,333 shares of common stock. Etsy will not receive any of the proceeds from the sale of the shares of common stock being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. The initial public offering price per share is $16.00. Etsy’s common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “ETSY.”

Etsy is an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, has elected to comply with certain reduced public company reporting requirements.

See “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$16.00	$266,666,656.00
Underwriting discount(1)	$1.04	$17,333,332.64
Proceeds, before expenses, to Etsy	$14.96	$199,466,661.68
Proceeds, before expenses, to the selling stockholders	$14.96	$49,866,661.68

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

To the extent that the underwriters sell more than 16,666,666 shares of common stock, the underwriters have the option to purchase up to an additional 2,499,999 shares from the selling stockholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on April 21, 2015.

Goldman, Sachs & Co.	Morgan Stanley

Allen & Company LLC

Loop Capital Markets	The Williams Capital Group, L.P.

Prospectus dated April 15, 2015

Visits by Channel

3B
2B
0B
VISITS
2011
2012
2013
2014
2%
7%
91%
3%
6%
91%
6%
6%
88%
7%
6%
87%
Paid
Email
Direct & Organic

21.8M
app downloads
as of Dec 31, 2014

Our Community

Our community is the heart and soul of Etsy. It includes creative entrepreneurs who sell on our platform and thoughtful consumers looking to buy unique goods in our marketplace.

Etsy
Search
Browse
Shop Sections
Shop Owner

GMS Contribution by Purchase Type

$2B
$1B
$0M
GMS
2011
2012
2013
2014
24%
76%
25%
75%
23%
77%
22%
78%
First Time Purchases
Repeat Purchases

216M
messages sent
in 2014

Our Seller-Aligned Business Model

"By helping the people around me I am becoming the person I want to be in this world. There is no bottom line to good deeds, but they are the best kind of currency in life and in business."

Brandi Harper, Etsy Shop: purlBknit

775M
listings favorited
in 2014

ETSY
Facilitates the transaction
Etsy Empowerment Loop
BUYER
Finds unique goods that are hard to find elsewhere
SELLER
Pursues her craft, grows her business
ETSY
Invests in the platform and delivers a global base of buyers

Jewelry
REFINE
FILTER
SORT
Your Cart
Check Out
Track Package
Delivered
BROOKLYN, NY 11201, US

4.3B
search pages viewed
in 2014

1.4M
active sellers
as of Dec 31, 2014

19.8M
active buyers
as of Dec 31, 2014

Annual Revenue

$200M
$150M
$100M
$50M
$0M
REVENUE
2012
2013
2014
Other
Seller Services
Direct Checkout
Promoted Listings
Shipping Labels
Marketplace
3.5% Transaction Fee
$0.20 Listing Fee

Etsy
Shop directly from people around the world.

Our Opportunity

Trends in our Favor

ONLINE AND MOBILE COMMERCE

$695B
$280B
2008
2013

Global Online Retail Market

EUROMONITOR, 2014

CONSUMPTION

53%

53% of consumers prefer to buy from an individual producer

HAVAS WORLDWIDE, 2014

EMPLOYMENT

53M

53 million Americans are working as freelancers

FREELANCERS UNION STUDY, 2014

MANUFACTURING

65%

65% of manufacturing establishments had 19 or fewer employees

U.S. CENSUS BUREAU, 2011

We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We, the selling stockholders and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

Through and including May 10, 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Prospectus Summary

This summary highlights information contained in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Unless the context otherwise requires, we use the terms “Etsy,” “company,” “we,” “us” and “our” in this prospectus to refer to Etsy, Inc. and, where appropriate, our consolidated subsidiaries. See “—Glossary” for the definitions of the following terms: “active buyer,” “active seller,” “community,” “ecosystem,” “global-local,” “GMS,” “member,” “platform” and “visit.”

Our Mission

Our mission is to reimagine commerce in ways that build a more fulfilling and lasting world.

We are building a human, authentic and community-centric global and local marketplace. We are committed to using the power of business to create a better world through our platform, our members, our employees and the communities we serve. These guiding principles are core to our mission:

•	Make it easy to find and buy unique goods from real people every day, on any platform, online and offline, anywhere in the world.

•	Help creative entrepreneurs start, responsibly scale and enjoy their businesses with Etsy.

•	Communicate the power of human connection whenever anyone experiences Etsy.

Overview

We operate a marketplace where people around the world connect, both online and offline, to make, sell and buy unique goods. Handmade goods are the foundation of our marketplace. Whether crafted by an Etsy seller herself, with the assistance of her team or with an outside manufacturer in small batches, handmade goods spring from the imagination and creativity of an Etsy seller and embody authorship, responsibility and transparency. We believe we are creating a new economy, which we call the Etsy Economy, where creative entrepreneurs find meaningful work and both global and local markets for their goods, and where thoughtful consumers discover and buy unique goods and build relationships with the people who sell them.

Etsy was founded in June 2005 in Brooklyn, New York as a marketplace for handmade goods and craft supplies. From those beginnings, we have built an innovative, technology-based platform that, as of

December 31, 2014, connected 54.0 million members, including 1.4 million active sellers and 19.8 million active buyers, in nearly every country in the world. In 2014, Etsy sellers generated GMS of $1.93 billion, of which 36.1% came from purchases made on mobile devices and 30.9% came from an Etsy seller or an Etsy buyer outside of the United States.

Our community is the heart and soul of Etsy. Our community is made up of creative entrepreneurs who sell on our platform, thoughtful consumers looking to buy unique goods in our marketplace, responsible manufacturers who help Etsy sellers grow their businesses and Etsy employees who maintain our platform and nurture our ecosystem.

Our business model is based on shared success: we make money when Etsy sellers make money. Our revenue is diversified, generated from a mix of marketplace activities and the services we provide Etsy sellers to help them create and grow their businesses. Marketplace revenue includes the fee an Etsy seller pays for each completed transaction and the listing fee an Etsy seller pays for each item she lists. Seller Services revenue includes fees an Etsy seller pays for services such as prominent placement in search results via Promoted Listings, payment processing via Direct Checkout and purchases of shipping labels through our platform via Shipping Labels. Other revenue includes the fees we receive from a third-party payment processor.

In 2014, Etsy sellers generated GMS of $1.93 billion, up 43.3% over 2013. In 2014, we generated revenue of $195.6 million, up 56.4% over 2013. In 2014, we generated a net loss of $15.2 million and Adjusted EBITDA of $23.1 million compared to a net loss of $0.8 million and Adjusted EBITDA of $16.9 million in 2013. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States, or GAAP.

Our Values

We are a mindful, transparent and humane business.  We believe that business interests and social and environmental responsibility are interwoven and aligned and that the power of business should be used to strengthen communities and empower people.

We plan and build for the long term.  We want to build a company that lasts, and we plan to measure our success in years and decades. Etsy sellers in particular depend on us and on our platform to grow their businesses, so we will strive to make decisions that are best for the long-term health of our ecosystem.

We value craftsmanship in all we make.  Craftsmanship is the marriage of skill and passion. We believe every job at our company should demonstrate our commitment to craft. We are an engineering-driven company, and we think of our code as craft: we are makers of the products and services that our members use, and we approach the work we do with the same care and inspiration as do Etsy sellers.

We believe fun should be part of everything we do.  Our mission includes fostering a world in which personal fulfillment is a key element of success. We believe that this way of working is connected and joyful. We strive to do excellent work and bring a sense of humor and playfulness to it.

We keep it real, always.  We have the courage and the will to do business in ways that are unconventional and impactful. We strive to stay genuine, maintaining integrity, humility and sincerity in everything we do. When we feel that we are not being true to our values or our mission, we are not afraid to stop and change course.

Our Opportunity

We operate at the center of several converging macroeconomic trends in online and mobile commerce, employment, consumption and manufacturing. We believe that in combination these trends will benefit millions of people in our ecosystem around the world: Etsy sellers engaging in their creative passion, working for themselves and defining success on their own terms; Etsy buyers accessing a diverse, global marketplace of goods that have historically been found in highly fragmented markets; and, increasingly, responsible manufacturers using modern tools to craft goods in partnership with Etsy sellers.

Trends in Online and Mobile Commerce.  Etsy sellers offer goods in dozens of online retail categories, including jewelry, stationery, clothing, home goods, craft supplies and vintage items. Euromonitor, a consumer market research company, estimated that the global online retail market was $695 billion in 2013, up from $280 billion in 2008, representing a compound annual growth rate, or CAGR, of 19.9%. This growth is expected to continue, with the global online retail market becoming a significantly larger portion of the total retail market, reaching $1.5 trillion by 2018, implying a 16.6% CAGR from 2013. Mobile commerce is also increasingly important in online retail. comScore estimated that since the first quarter of 2013, consumers visiting online commerce sites spent more than half of their browsing time on mobile devices; however, online commerce spending via mobile devices represented only 11% of total online commerce dollars in the third quarter of 2014.

Trends in Employment.  Whether motivated by economic necessity or personal preference, a growing number of people are turning to self-employment for their livelihoods. In a 2012 survey of middle-class households in the United States by the Pew Research Center, 85% said that it was more difficult to maintain their living standards today than it was ten years ago. A study commissioned in July 2014 by the Freelancers Union and Elance-oDesk estimated that 53 million Americans are working as freelancers. Women are also contributing to the trend towards self-employment. World Bank research shows that, in certain developing nations, over half of the women in the labor force are self-employed. We believe that many of these people have creative skills that could provide a foundation for entrepreneurship, but that they often have little or no experience running their own businesses, and they typically lack the marketing resources, the technological expertise and the manufacturing and logistics capabilities to turn their creativity into a business.

Trends in Consumption.  Most large retailers today follow the same formula, emphasizing efficiency and scale and pressuring their suppliers to reduce their costs in order to serve mass-produced goods at the lowest-possible prices. We believe, however, that many consumers want to purchase goods that are unique and that reflect their personality and style, not simply mass-produced, generic goods. Some consumers want their purchases to reflect their values; they want to support retailers and suppliers that have responsible and sustainable policies toward their employees, their communities and the environment. Finding these goods can be difficult, as markets for such goods have historically been highly fragmented across boutiques, consignment stores and other venues and marketplaces.

Trends in Manufacturing.  Because of advances in manufacturing technologies, individuals and small businesses now have the ability to manufacture goods in their homes and studios using tools such as computer-assisted design, 3D printers, computer-controlled routers and other machines at a fraction of the historical cost. We believe the decrease in the size and the cost of these tools will make it easier for creative entrepreneurs to start new businesses. We also believe that small-batch manufacturers will be able to use these new technologies to provide high-quality manufacturing services so that creative entrepreneurs can scale their own businesses.

Our Strengths

Our platform connects millions of Etsy sellers and Etsy buyers globally, making it one of the largest online marketplaces in the world. We have achieved our scale because of the following key strengths:

•	Our Authentic, Trusted Marketplace. We have built an authentic, trusted marketplace that embodies our values-based culture, emphasizing respect, direct communication and fun. We have developed a reputation for authenticity as a result of Etsy sellers’ unique offerings and their adherence to our policies for handmade goods. We establish trust in our marketplace by emphasizing the person behind every transaction. We deepen connections among our members, making a personal relationship central to the member experience. The authenticity of our marketplace and the connections among people in our community are the cornerstones of our business.

•	Our Passionate, Engaged and Loyal Members. Our members are passionate, engaged and loyal—not only to us, but to each other—building a strong community.

•	Our Innovative Technology. Our widely-respected engineering team has built a sophisticated platform that enables millions of Etsy sellers and Etsy buyers to smoothly transact across borders, languages and devices.

•	Our Scaled, Global-Local Marketplace. Our marketplace is global-local, meaning that we focus on building local Etsy communities around the world. Etsy sellers and Etsy buyers in these local communities, in turn, have global reach and access through our platform. We believe our global-local marketplace creates strong competitive advantages outside the United States because our success is not dependent on scale in any given country.

•	Our Seller-Aligned Business Model. Etsy sellers are drawn to our platform because we empower them to succeed, and as Etsy sellers succeed, so do we. Our seller-aligned business model creates network effects. The more we invest in our platform, the more we enable Etsy sellers to pursue their craft and grow their businesses and the easier we make it for Etsy buyers to find unique goods. We call this Etsy’s Empowerment Loop.

Our Strategy: The Path Ahead

We plan to continue connecting creative entrepreneurs, thoughtful consumers and responsible manufacturers and expanding the impact of our platform through the following key strategies:

•	Make Etsy an Everyday Experience. We emphasize relationships, connecting creative entrepreneurs to thoughtful consumers around the world, and we continually strive to make those connections a daily habit for our members. The everyday experience starts with mobile.

•	Build Local Marketplaces, Globally. Our vision is global and local. We plan to invest in local marketing and content and local payment and shipping solutions in countries around the world. We believe our locally-focused work will broaden the reach of our global platform.

•	Offer High-impact Seller Services. Seller Services help an Etsy seller spend more time on the pleasures of her craft and less time on the administrative aspects of her business. We intend to enhance existing Seller Services, extend their geographic reach and introduce new ones.

•	Expand the Etsy Economy. We intend to fulfill our mission to reimagine commerce by expanding the impact of our platform beyond our community. For example, we intend to further develop our manufacturing program, our strategic partnerships and our public-private endeavors to bring the benefit of the Etsy Economy to more people and more communities.

•	Invest in Marketing. We believe that the rapid growth of our marketplace is a testament to our compelling value proposition for Etsy sellers and Etsy buyers. Etsy sellers and Etsy buyers have been our best marketers, sharing their positive experiences with their own communities. Even so, we plan to increase our marketing spending on traditional and online media to increase awareness of our brand and attract additional members to our ecosystem.

Risks Associated With Our Business

Our business is subject to numerous risks described in “Risk Factors” immediately following this prospectus summary and elsewhere in this prospectus. Some of the more significant risks are:

•	We have a history of operating losses and we may not achieve or maintain profitability in the future.

•	Our quarterly operating results may fluctuate, which could cause our stock price to decline.

•	Adherence to our values and our focus on long-term sustainability may negatively influence our short- or medium-term financial performance.

•	The authenticity of our marketplace and the connections within our community are important to our success. If we are unable to maintain them, our ability to retain existing members and attract new members could suffer.

•	Further expansion into markets outside of the United States is important to the growth of our business but will subject us to risks associated with operations abroad.

•	We expect to increase our marketing efforts to help grow our business, but those efforts may not be effective at attracting new members and retaining existing members.

•	Our payments system depends on third-party providers and is subject to evolving laws and regulations.

•	Our ability to expand our ecosystem is important to the growth of our business.

•	We must develop new offerings to respond to our members’ changing needs.

•	If the mobile solutions available to Etsy sellers and Etsy buyers are not effective, the use of our platform could decline.

•	We face intense competition and may not be able to compete effectively.

See “Risk Factors” immediately following this prospectus summary for a more thorough discussion of these and other risks and uncertainties we face.

Our Corporate Information

Etsy was incorporated in the state of Delaware in February 2006 as Indieco, Inc., and we changed our name to Etsy, Inc. in June 2006. Our headquarters are located at 55 Washington Street, Suite 512, Brooklyn, New York 11201. Our telephone number is (718) 855-7955. Our website address is www.etsy.com. The information contained in, or accessible through, our website is not part of, and is not incorporated into, this prospectus, and investors should not rely on any such information in deciding whether to invest in our common stock.

We use various trademarks, trade names and design marks in our business, including Etsy®, Code as Craft™ and Craft Entrepreneurship™. This prospectus also contains trademarks and trade names of other businesses that are the property of their respective holders. We do not intend our use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, those other companies.

Reverse Stock Split

Our board of directors and stockholders approved a 1-for-2 reverse split of our common stock, which was effected on March 25, 2015. The reverse split combined each two shares of our outstanding common stock into one share of common stock and correspondingly adjusted the conversion prices of our convertible preferred stock. No fractional shares were issued in connection with the reverse split, and any fractional shares resulting from the reverse split were rounded down to the nearest whole share. All references to common stock, options to purchase common stock, restricted stock, share data, per share data and related information have been retroactively adjusted, where applicable, in this prospectus to reflect the reverse split of our common stock (and the corresponding adjustment of the conversion prices of our preferred stock) as if it had occurred at the beginning of the earliest period presented.

JOBS Act

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we become a large accelerated filer, which means that we have been public for at least 12 months, have filed at least one annual report and the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last day of our then most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We refer to the Jumpstart Our Business Startups Act of 2012 as the “JOBS Act,” and references to “emerging growth company” have the meaning associated with such term in the JOBS Act.

In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Glossary

The following terms are used throughout this prospectus:

Term	Definition
Active buyer

An Etsy buyer is a member who has created an account in our marketplace. An Etsy buyer is identified by a unique e-mail address; a single person can have multiple Etsy buyer accounts.

An active buyer is an Etsy buyer who has made at least one purchase in the last 12 months.

Active seller

An Etsy seller is a member who has created an account and has listed an item in our marketplace. An Etsy seller is identified by a unique e-mail address; a single person can have multiple Etsy seller accounts.

An active seller is an Etsy seller who has incurred at least one charge from us in the last 12 months. Charges include transaction fees, listing fees and fees for Direct Checkout, Promoted Listings, Shipping Labels and Wholesale enrollment.

Community	Our community consists of Etsy sellers, Etsy buyers, manufacturers who work with Etsy sellers and Etsy employees.

Ecosystem	Our ecosystem consists of Etsy and the people and communities around the world who benefit from our platform.

Global-local	Global-local refers to our focus on building local Etsy communities around the world. The Etsy sellers and Etsy buyers in these local communities, in turn, have global reach and access through our platform.

GMS

Gross merchandise sales, or GMS, is the dollar value of items sold in our marketplace within the applicable period, excluding shipping fees and net of refunds associated with cancelled transactions.

International GMS is GMS from transactions in which either the billing address for the Etsy seller or the shipping address for the Etsy buyer at the time of sale is outside of the United States.

Mobile GMS is GMS from transactions that occur on a mobile device, such as a tablet or a smartphone. Mobile GMS excludes orders initiated on mobile devices but ultimately completed on a desktop. We began tracking mobile GMS in 2013.

Member	A member is represented by an open member account based on a unique e-mail address; a single person can have multiple member accounts.

Term	Definition
Platform	Our platform includes our marketplace, our Seller Services, our technology and our community, both online and offline. The core of our platform is our marketplace, which connects people around the world to make, sell and buy unique goods.

Visit

A visit represents activity from a unique browser or mobile app. A visit ends after 30 minutes of inactivity.

A mobile visit is a visit that occurs on a mobile device, such as a tablet or a smartphone. We began tracking mobile visits in 2013.

The Offering

Common stock offered by us	13,333,333 shares

Common stock offered by the selling stockholders	3,333,333 shares

Underwriters’ option to purchase additional shares	2,499,999 shares from the selling stockholders

Common stock to be outstanding after this offering	110,962,515 shares

Use of proceeds

The net proceeds we receive from the sale of the common stock that we are offering will be approximately $194.2 million, based on the initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any of the proceeds from the sale of shares by the selling stockholders.

The principal purposes of this offering are to increase our visibility, create a public market for our common stock and facilitate our future access to the public equity markets. We currently intend to use the net proceeds from this offering for working capital and general corporate purposes, including continued investments in the growth of our business. We also intend to use $300,000 of the proceeds of this offering to partially fund Etsy.org, a Delaware non-profit organization that we formed in January 2015.

We may use a portion of the net proceeds to fund the build-out of our new corporate headquarters. In addition, we may use a portion of the net proceeds received by us from this offering for acquisitions of other complementary businesses, technologies or other assets. However, we have no current understandings, agreements or commitments for any specific material acquisitions at this time. See “Use of Proceeds.”

Risk factors	Read “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our common stock.

Nasdaq trading symbol	“ETSY”

The number of shares of common stock to be outstanding after this offering is based on 97,629,182 shares of common stock (including preferred stock on an as-converted basis) outstanding as of December 31, 2014, and excludes:

•	188,235 shares of common stock issued to Etsy.org;

•	11,525,279 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2014 under our 2006 Stock Plan, with a weighted-average exercise price of approximately $5.34 per share;

•	1,018,745 shares of common stock issuable upon the exercise of options granted after December 31, 2014 under our 2006 Stock Plan, with an exercise price of $17.00 per share;

•	291,115 shares of common stock issuable upon the exercise of options granted after December 31, 2014 under our 2015 Equity Incentive Plan, which became effective on the date that we priced our initial public offering, with an exercise price equal to the initial public offering price per share of $16.00;

•	23,437 shares of common stock issuable upon the vesting of restricted stock units granted after December 31, 2014 under our 2015 Equity Incentive Plan, which became effective on the date that we priced our initial public offering;

•	203,030 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 2014 with a weighted-average exercise price of approximately $1.32 per share; and

•	18,418,002 shares of our common stock reserved for issuance under our equity compensation plans, consisting of 14,100,000 shares of common stock reserved for issuance under our 2015 Equity Incentive Plan, 1,518,002 shares of common stock reserved for issuance under our 2006 Stock Plan as of December 31, 2014 and 2,800,000 shares of common stock reserved for issuance under our 2015 Employee Stock Purchase Plan. On the date of this prospectus, any remaining shares available for issuance under our 2006 Stock Plan will be added to the shares reserved for issuance under our 2015 Equity Incentive Plan, and we will cease granting awards under our 2006 Stock Plan. Our 2015 Equity Incentive Plan and 2015 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved thereunder, as more fully described in “Executive Compensation—Equity Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	a 1-for-2 reverse split of our common stock (and the corresponding adjustment of the conversion prices of our preferred stock), which was effected on March 25, 2015;

•	the effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the completion of this offering;

•	the automatic conversion of all outstanding shares of preferred stock into an aggregate of 53,448,243 shares of common stock, the conversion of which will occur immediately prior to the completion of this offering; and

•	no exercise of outstanding options or warrants.

Summary Consolidated Financial and Other Data

You should read this summary consolidated financial and other data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014, and the consolidated balance sheet data as of December 31, 2014, are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The following tables also show certain operational and non-GAAP financial measures. See the accompanying footnotes and “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” below for more information. Our historical results and key metrics are not necessarily indicative of future results, and results for any interim period presented below are not necessarily indicative of the results to be expected for any annual period. The consolidated financial statements for the years ended December 31, 2012 and 2013 have been revised to correct for the understatement of certain non-income tax-related expenses. See Note 15 of the accompanying notes to our consolidated financial statements.

	Year Ended December 31,
	2012	2013	2014
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Marketplace	$55,330	$78,544	$108,732
Seller Services	15,863	42,817	82,502
Other	3,409	3,661	4,357

Total revenue	74,602	125,022	195,591
Cost of revenue(1)	24,493	47,779	73,633

Gross profit	50,109	77,243	121,958
Operating expenses:
Marketing(1)	10,902	17,850	39,655
Product development(1)	18,653	27,548	36,634
General and administrative(1)	21,909	31,112	51,920

Total operating expenses	51,464	76,510	128,209

(Loss) income from operations	(1,355)	733	(6,251)
Total other expense	(1,175)	(675)	(4,009)

(Loss) income before income taxes	(2,530)	58	(10,260)
Benefit (provision) for income taxes	145	(854)	(4,983)

Net loss	$(2,385)	$(796)	$(15,243)

Net loss per share of common stock—basic and diluted(2)	$(0.09)	$(0.02)	$(0.38)

Weighted average shares of common stock used in computing net loss per share—basic and diluted(2)	30,281,842	32,667,242	40,246,663
Pro forma net loss per share of common stock—basic and diluted(2)(3) (unaudited)			$(0.16)
Weighted average shares of common stock used in computing pro forma net loss per share—basic and diluted(2)(3) (unaudited)			93,694,906

	Year Ended December 31,
	2012	2013	2014
	(in thousands, except percentages)
Other Operational and Financial Data(4):
GMS	$895,152	$1,347,833	$1,931,981
Adjusted EBITDA	$10,669	$16,947	$23,081
Active sellers	830	1,074	1,353
Active buyers	9,317	14,032	19,810
Percent mobile visits	N/A	41.3%	53.2%
Percent mobile GMS	N/A	29.5%	36.1%
Percent international GMS	28.4%	28.4%	30.9%

	As of December 31, 2014
	Actual	Pro Forma as Adjusted(5)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term investments	$88,843	$284,111
Working capital	88,540	282,767
Total assets	249,135	441,949
Deferred revenue	3,452	3,452
Long-term liabilities	60,382	58,462
Convertible preferred stock	80,212	—
Total stockholders’ equity	67,088	343,447

(1)	Includes total stock-based compensation expense as follows:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Cost of revenue	$166	$200	$1,113
Marketing	57	79	216
Product development	436	785	1,461
General and administrative	3,435	2,770	7,260

Total stock-based compensation expense	$4,094	$3,834	$10,050

(2)	All share, per share and related information has been retroactively adjusted, where applicable, to reflect the impact of a 1-for-2 reverse split of our common stock, which was effected on March 25, 2015.

(3)	Pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding shares of convertible preferred stock into 53,448,243 shares of common stock as of the beginning of the applicable period or at the time of issuance, if later.

(4)	See “—Glossary” for the definitions of the following terms: “active buyer,” “active seller,” “GMS” and “visit.” See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” below for the definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP. We began tracking mobile visits and mobile GMS in 2013.

(5)	Reflects the conversion of all outstanding shares of convertible preferred stock into 53,448,243 shares of common stock as of the date reflected and, on a pro forma as adjusted basis, our sale of 13,333,333 shares of common stock that we are offering at the initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Risk Factors

Investing in our common stock involves a high degree of risk. Before deciding whether to purchase shares of our common stock, you should consider carefully the risks and uncertainties described below, our consolidated financial statements and related notes and all of the other information in this prospectus. If any of the following risks actually occurs, our business, financial condition, results of operations and prospects could be adversely affected. As a result, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have a history of operating losses and we may not achieve or maintain profitability in the future.

We incurred net losses of $15.2 million, $0.8 million and $2.4 million for the years ended December 31, 2014, 2013 and 2012, respectively. As of December 31, 2014, we had an accumulated deficit of $32.4 million. We may not achieve or maintain profitability in the future. We expect that our operating expenses will increase substantially as we hire additional employees, increase our marketing efforts, expand our operations and continue to invest in the development of our platform, including new services and features for our members. These efforts may be more costly than we expect and our revenue may not increase sufficiently to offset these additional expenses. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Further, our revenue growth may slow or our revenue may decline for a number of reasons, including those described in these Risk Factors.

Our quarterly operating results may fluctuate, which could cause our stock price to decline.

Our quarterly operating results may fluctuate for a variety of reasons, many of which are beyond our control. These reasons include those described in these Risk Factors as well as the following:

•	fluctuations in revenue generated from Etsy sellers on our platform, including as a result of the seasonality of marketplace transactions and Etsy sellers’ use of Seller Services;

•	our success in retaining existing members and attracting new members;

•	the amount and timing of our operating expenses;

•	the timing and success of new services and features we introduce;

•	the impact of competitive developments and our response to those developments;

•	our ability to manage our existing business and future growth;

•	disruptions or defects in our marketplace, such as privacy or data security breaches; and

•	economic and market conditions, particularly those affecting our industry.

Fluctuations in our quarterly operating results may cause those results to fall below the expectations of analysts or investors, which could cause the price of our common stock to decline. Fluctuations in our results could also cause a number of other problems. For example, analysts or investors might change their models for valuing our common stock, we could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish and other unanticipated issues may arise.

In addition, we believe that our quarterly operating results may vary in the future and that period-to-period comparisons of our operating results may not be meaningful. For example, our historical growth may have overshadowed the seasonal effects on our historical operating results. These seasonal effects may become more pronounced over time, which could also cause our operating results to fluctuate. You should not rely on the results of one quarter as an indication of future performance.

Adherence to our values and our focus on long-term sustainability may negatively influence our short- or medium-term financial performance.

Our values are integral to everything we do, and accordingly, we intend to focus on the long-term sustainability of our business and our ecosystem. We may take actions that we believe will benefit our business and our ecosystem and, therefore, our stockholders over a period of time, even if those actions do not maximize short- or medium-term financial results. However, these longer-term benefits may not materialize within the timeframe we expect or at all. For example:

•	we may choose to prohibit the sale of items in our marketplace that we believe are inconsistent with our values even though we could benefit financially from the sale of those items;

•	we may choose to revise our policies in ways that we believe will be beneficial to our members and our ecosystem in the long term even though the changes are perceived unfavorably among our existing members; or

•	we may take actions, such as investing in alternative forms of shipping or locating our servers in low-impact data centers, that reduce our environmental footprint even though these actions may be more costly than other alternatives.

The authenticity of our marketplace and the connections within our community are important to our success. If we are unable to maintain them, our ability to retain existing members and attract new members could suffer.

We have built an authentic, trusted marketplace that embodies our values-based culture, emphasizing respect, direct communication and fun. We have developed a reputation for authenticity as a result of Etsy sellers’ unique offerings and their adherence to our policies for handmade goods. We establish trust in our marketplace by emphasizing the person behind every transaction. We deepen connections among our members through our direct communication tools, seller stories on our website and our in-person events, making a personal relationship central to the member experience. As part of our community, we also strive to build meaningful connections with our members. For example, each of our employees, including management, is expected to perform member support rotations to help foster connections among our community and to help us better understand the needs of our members. The authenticity of our marketplace and the connections among our members are the cornerstones of our business. Many things could undermine these cornerstones, such as:

•	complaints or negative publicity about us or our platform, even if factually incorrect or based on isolated incidents;

•	changes to our policies that our members perceive as inconsistent with our values or that are not clearly articulated;

•	our failure to enforce our policies fairly and transparently, such as by failing to prevent the widespread listing of items in our marketplace that do not comply with our policies;

•	our failure to respond to feedback from our community; or

•	our failure to operate our business in a way that is consistent with our values.

If we are unable to maintain the authenticity of our marketplace and encourage connections among members of our community, then our ability to retain existing members and attract new members could be impaired and our reputation and business could be adversely affected.

We are a Certified B Corporation. The term “Certified B Corporation” does not refer to a particular form of legal entity, but instead refers to companies that are certified by B Lab, an independent nonprofit organization, as meeting rigorous standards of social and environmental performance, accountability and transparency. B Lab sets the standards for Certified B Corporation certification and may change those standards over time. Our reputation could be harmed if we lose our status as a Certified B Corporation, whether by our choice or by our failure to meet B Lab’s certification requirements, if that change in status were to create a perception that we are more focused on financial performance and are no longer as committed to the values shared by Certified B Corporations. Likewise, our reputation could be harmed if our publicly reported B Corporation score declines, if that created a perception that we have slipped in our satisfaction of the Certified B Corporation standards.

Our growth depends on our ability to attract and retain an active community of Etsy sellers and Etsy buyers.

In order to increase revenue and to achieve and maintain profitability, we must attract new members and retain existing members. We must also encourage Etsy sellers to list items for sale and use our Seller Services and encourage Etsy buyers to purchase items in our marketplace.

We believe that many of our new members find Etsy by word of mouth and other non-paid referrals from existing members. If existing Etsy sellers are dissatisfied with their experience on our platform, they may stop listing items in our marketplace and may stop referring others to us. Likewise, if existing Etsy buyers do not find our platform appealing, whether because of a negative experience, lack of buyer-friendly features, declining interest in the nature of the goods offered by Etsy sellers or other factors, they may make fewer purchases and they may stop referring others to us. Under these circumstances, we may have difficulty attracting new Etsy sellers and Etsy buyers without incurring additional marketing expense.

Even if we are able to attract new members to replace members we lose, they may not maintain the same level of activity and the revenue generated from new members may not be as high as the revenue generated from the lost members. If we are unable to retain existing members and attract new members who contribute to an active community, our growth prospects would be harmed and our business could be adversely affected.

Further expansion into markets outside of the United States is important to the growth of our business but will subject us to risks associated with operations abroad.

Expanding our community into markets outside of the United States is an important part of our strategy. Although we have a significant number of members outside of the United States, we have limited experience in developing local markets outside the United States. The nature of the goods that Etsy sellers list in our marketplace may not appeal to non-U.S. consumers in the same way as they do to consumers in the United States. Also, visits to our marketplace from Etsy buyers outside the United States may not convert into sales as often as visits from within the United States, including due to the impact of the strong U.S. dollar relative to other currencies. Our success in markets outside the United States will be linked to our ability to attract local Etsy sellers and Etsy buyers to our platform. If we are not able to do so, our growth prospects could be harmed.

In addition, competition is likely to intensify in the international markets where we operate and plan to expand our operations. Local companies based in markets outside the United States may have a substantial competitive advantage because of their greater understanding of, and focus on, those local markets. Some of our competitors may also be able to develop and grow in international markets more quickly than we will.

Continued expansion in markets outside of the United States will also require significant financial investment. These investments include marketing to attract and retain new members, developing localized services, forming relationships with third-party service providers, supporting operations in multiple countries and potentially acquiring companies based outside the United States and integrating those companies with our operations.

Doing business in markets outside of the United States also subjects us to increased risks and burdens such as:

•	complying with different regulatory standards (including those related to the use of personal information, particularly in the European Union);

•	managing and staffing operations over a broader geographic area with varying cultural norms and customs;

•	adapting our platform to local cultural norms and customs;

•	potentially heightened risk of fraudulent transactions;

•	limitations on the repatriation of funds and fluctuations of foreign exchange rates;

•	exposure to liabilities under anti-corruption, anti-money laundering and export control laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010, trade controls and sanctions administered by the U.S. Office of Foreign Assets Control, and similar laws and regulations in other jurisdictions;

•	varying levels of Internet, e-commerce and mobile technology adoption and infrastructure;

•	our ability to enforce contracts and intellectual property rights in jurisdictions outside the United States; and

•	barriers to international trade, such as tariffs or other taxes.

Etsy sellers face similar risks in conducting their businesses across borders. Even if we are successful in managing the risks of conducting our business across borders, if Etsy sellers are not, our business could be adversely affected.

Finally, operating in markets outside of the United States requires significant management attention. If we invest substantial time and resources to expand our operations outside of the United States and cannot manage these risks effectively, the costs of doing business in those markets may be prohibitive or our expenses may increase disproportionately to the revenue generated in those markets.

We expect to increase our marketing efforts to help grow our business, but those efforts may not be effective at attracting new members and retaining existing members.

Maintaining and promoting awareness of our marketplace and broader platform is important to our ability to retain existing members and to attract new members. We believe that much of the growth in our member base to date has originated from word-of-mouth referrals and other organic means, as our historical marketing efforts and expenditures have been relatively limited. Going forward, we intend to invest more in marketing, with a particular focus on bringing more Etsy buyers to our platform. We anticipate that our marketing initiatives may become increasingly expensive as competition increases, and generating a meaningful return on those initiatives may be difficult. Also, the marketing efforts we implement in the future may not succeed as we have limited marketing experience. Even if we successfully increase revenue as a result of these efforts, that additional revenue may not offset the expenses we incur.

Our marketing efforts currently include search engine marketing and display advertising, as well as search engine optimization, social media usage, mobile “push” notifications and email. We obtain a significant number of visits via search engines such as Google, Bing and Yahoo!. Search engines frequently change the algorithms that determine the ranking and display of results of a user’s search, and those changes can negatively affect the placement of links to our marketplace and, therefore, reduce the number of visits to our marketplace. We also obtain a significant number of visits through email advertising. If we are unable to successfully deliver emails to our members or if members do not open our emails, whether out of choice, because those emails are marked as low priority or spam or for other reasons, our business could be adversely affected. Social networking websites, such as Facebook and Pinterest, are another important source of visits to our marketplace. As online commerce and social networking continue to evolve, we must maintain a presence within these networks. We may be unable to develop or maintain such a presence.

Our payments system depends on third-party providers and is subject to evolving laws and regulations.

Etsy buyers can pay for purchases using Direct Checkout or PayPal. In the United States and other countries where Direct Checkout is available, Etsy buyers can pay with credit cards, debit cards, bank transfers and Etsy gift cards on our platform rather than being directed to a third-party payment platform. A significant portion of our GMS is processed through Direct Checkout, and a portion of our revenue is derived from Direct Checkout.

We have engaged third-party service providers to perform underlying card processing, currency exchange, identity verification and fraud analysis services. If these service providers do not perform adequately or if our relationships with these service providers were to terminate, Etsy sellers’ ability to accept orders could be adversely affected and our business would be harmed. In addition, if these providers increase the fees they charge us, our operating expenses could increase. Alternatively, if we respond by increasing the fees we charge to Etsy sellers, some Etsy sellers may stop using Direct Checkout, stop listing new items for sale or even close their accounts altogether.

The laws and regulations related to payments are complex and vary across different jurisdictions in the United States and globally. As a result, we are required to spend significant time and effort to comply with those laws and regulations. Any failure or claim of our failure to comply, or any failure by our third-party service providers to comply, could cost us substantial resources, could result in liabilities, or could force us to stop offering Direct Checkout. As we expand the availability of Direct Checkout or offer new payment methods to our members in the future, we may become subject to additional regulations and compliance requirements.

Further, through our agreement with our third-party credit card processor, we are indirectly subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard. We are also subject to rules governing electronic funds transfers. Any change in these rules and requirements could make it difficult or impossible for us to comply.

Our ability to expand our ecosystem is important to the growth of our business.

We spend substantial time and resources creating new offerings in order to add new constituents to our ecosystem and to open new sales channels for Etsy sellers. For example, in October 2013, we expanded our ecosystem by allowing Etsy sellers to work with small-batch manufacturers. Additionally, in August 2014, we added traditional retailers to our ecosystem with the launch of our Wholesale offering, which allows Etsy sellers to sell their products to retailers on our platform.

Our efforts to expand our ecosystem could fail for many reasons, including lack of acceptance of our offerings by existing members or new constituents, our failure to market our offerings effectively to new constituents, defects or errors in our new offerings or negative publicity about us or our new offerings. Diversifying our offerings and expanding our ecosystem to benefit our community involves significant risk. For example, these initiatives may not drive increases in revenue, may require substantial investment and planning and may bring us more directly into competition with companies that are better established or have greater resources than we do. It will require additional investment of time and resources in the development and training of our personnel and our members. If we are unable to cost-effectively expand our ecosystem, then our growth prospects and competitive position may be harmed.

We must develop new offerings to respond to our members’ changing needs.

Our industry is characterized by rapidly changing technology, new service and product introductions and changing customer demands. We spend substantial time and resources understanding our members’ needs and responding to them. For example, we are continually developing additional Seller Services, improving search and discovery functionality and enhancing the member experience. Recently, we have focused on providing additional Seller Services and tools to help Etsy sellers manage and scale their businesses. For example, in August 2014, we launched our Wholesale offering. In addition, we developed a mobile app and expanded Direct Checkout to enable an Etsy seller in the United States to use our “Sell on Etsy Reader” to accept credit card and debit card payments in person, such as at her store or her booth at a craft fair.

Our members may not be satisfied with our new offerings or perceive that the new offerings respond to their needs. Developing new offerings is complex, and the timetable for commercial release is difficult to predict and may vary from our historical experience. As a result, the introduction of new offerings may occur after anticipated or announced release dates. Our new offerings also may bring us more directly into competition with companies that are better established or have greater resources than we do.

If we do not continue to cost-effectively develop new offerings that satisfy our members, then our competitive position and growth prospects may be harmed. In addition, new offerings may have lower margins than existing offerings and our revenue may not grow enough as a result of the new offerings to offset the cost of developing them.

If the mobile solutions available to Etsy sellers and Etsy buyers are not effective, the use of our platform could decline.

Visits and purchases made on mobile devices by consumers, including Etsy buyers, have increased significantly in recent years. The smaller screen size and reduced functionality associated with some mobile devices may make the use of our platform more difficult or less appealing to members. Visits to our marketplace on mobile devices may not convert into purchases as often as visits made through personal computers, which could result in less revenue for us. Etsy sellers are also increasingly using mobile devices to operate their businesses on our platform. If we are not able to deliver a rewarding experience on mobile devices, Etsy sellers’ ability to manage and grow their businesses may be harmed and, consequently, our business may suffer. Further, although we strive to provide engaging mobile experiences for both Etsy sellers and Etsy buyers who visit our mobile website using a browser on their mobile device, we depend on Etsy sellers and Etsy buyers downloading our mobile apps to provide them the optimal mobile experience.

As new mobile devices and mobile platforms are released, we may encounter problems in developing or supporting apps for them. In addition, supporting new devices and mobile device operating systems may require substantial time and resources.

The success of our mobile apps could also be harmed by factors outside our control, such as:

•	actions taken by providers of mobile operating systems or mobile app download stores;

•	unfavorable treatment received by our mobile apps, especially as compared to competing apps, such as the placement of our mobile apps in a mobile app download store;

•	increased costs to distribute or have members use our mobile apps; or

•	changes in mobile operating systems, such as iOS and Android, that degrade the functionality of our mobile website or mobile apps or that give preferential treatment to competitive products.

If our members encounter difficulty accessing or using our platform on their mobile devices, or if our members choose not to use our platform on their mobile devices, our growth prospects and our business may be adversely affected.

We face intense competition and may not be able to compete effectively.

Our industry is highly competitive and we expect competition to increase in the future. To be successful, we need to attract and retain both Etsy sellers and Etsy buyers. As a result, we face competition from a wide range of online and offline competitors. See “Business—Competition.”

We compete with retailers for Etsy sellers. An Etsy seller can list her goods for sale with online retailers, such as Amazon.com, eBay or Alibaba, or sell her goods through local consignment and vintage stores and other venues or marketplaces. She may also sell wholesale directly to traditional retailers, including large national retailers, who discover her goods in our marketplace or otherwise. We also compete with companies that sell software and services to small businesses, enabling an Etsy seller to sell from her own website or otherwise run her business independently of our platform, such as Square, Intuit and Shopify.

We compete to attract, engage and retain Etsy sellers based on many factors, including:

•	our brand awareness;

•	the breadth of our online presence;

•	the number and engagement of Etsy buyers;

•	the extent to which our Seller Services can ease the administrative tasks that an Etsy seller might encounter in running her business, including through mobile apps;

•	our fees;

•	the strength of our community; and

•	our values.

In addition, we compete with retailers for the attention of the Etsy buyer. An Etsy buyer has the choice of shopping with any online or offline retailer, whether large marketplaces, such as Amazon.com, eBay or Alibaba, or national retail chains, such as Pottery Barn or Target, or local consignment and vintage stores or other venues or marketplaces. Many of these competitors offer low-cost or free shipping, fast shipping times, favorable return policies and other features that may be difficult or impossible for Etsy sellers to match.

We compete to attract, engage and retain Etsy buyers based on many factors, including:

•	the unique goods that Etsy sellers list in our marketplace;

•	our brand awareness;

•	the person-to-person commerce experience;

•	our reputation for authenticity;

•	our mobile apps;

•	ease of payment; and

•	the availability and reliability of our platform.

Many of our competitors and potential competitors have longer operating histories, greater resources, better name recognition or more customers than we do. They may invest more to develop and promote their services than we do, and they may offer lower fees to sellers than we do. Additionally, we believe that it is relatively easy for new businesses to create online commerce offerings or tools or services that enable entrepreneurship.

Local companies or more established companies based in markets where we operate outside of the United States may also have a better understanding of local customs, providing them a competitive advantage. For example, in certain markets outside the United States, we compete with smaller, but similar, local online marketplaces with a focus on unique goods that are attempting to attract sellers and buyers in those markets.

If we are unable to compete successfully, or if competing successfully requires us to expend significant resources in response to our competitors’ actions, our business could be adversely affected.

We may expand our business through acquisitions of other businesses, which may divert management’s attention and/or prove to be unsuccessful.

We have acquired a number of other businesses in the past and may acquire additional businesses or technologies in the future. For example, in April 2014 we acquired Jarvis Labs, Inc. (d/b/a Grand St.) and in June 2014 we acquired Incubart SAS (d/b/a A Little Market). Acquisitions may divert management’s time and focus from operating our business. Acquisitions also may require us to spend a substantial portion of our available cash, incur debt or other liabilities, amortize expenses related to intangible assets or incur write-offs of goodwill or other assets. In addition, integrating an acquired business or technology is risky. Completed and future acquisitions may result in unforeseen operational difficulties and expenditures associated with:

•	incorporating new businesses and technologies into our infrastructure;

•	consolidating operational and administrative functions;

•	coordinating outreach to our community;

•	maintaining morale and culture and retaining and integrating key employees;

•	maintaining or developing controls, procedures and policies (including effective internal control over financial reporting and disclosure controls and procedures); and

•	assuming liabilities related to the activities of the acquired business before the acquisition, including liabilities for violations of laws and regulations, commercial disputes, taxes and other matters.

Moreover, we may not benefit from our acquisitions as we expect, or in the time frame we expect. We also may issue additional equity securities in connection with an acquisition, which could cause dilution to our stockholders. Finally, acquisitions could be viewed negatively by analysts, investors or our members.

Our ability to recruit and retain employees is important to our success.

We strive to attract and motivate employees, from our office administrators to our management team, who share our dedication to our community and our mission.

Some of the challenges we face in attracting and retaining employees include:

•	preserving our company culture as we grow;

•	continuing to attract and retain employees who share our values;

•	promoting existing employees into leadership positions to help sustain and grow our culture;

•	hiring employees in multiple locations globally;

•	responding to competitive pressures and changing business conditions in ways that do not divert us from our values; and

•	integrating new personnel and businesses from acquisitions.

Our ability to attract, retain and motivate employees, including our management team, is important to our success. In general, our key personnel work for us on an at-will basis. Other companies, including our competitors, may be successful in recruiting and hiring our employees, and it may be difficult for us to find suitable replacements on a timely basis or on competitive terms.

Filling engineering, product management and other technical positions in the New York City area is particularly challenging, especially in light of our distinctive technology philosophy and engineering culture. Qualified individuals are limited and in high demand, and we may incur significant costs to attract, develop and motivate them. Even if we were to offer higher compensation and other benefits, people with suitable technical skills may choose not to join us or to continue to work for us. If we are not able to maintain our engineering culture and broader company culture, then our ability to recruit and retain employees could suffer and our business would be harmed.

The growth of our business may strain our management team and our operational and financial infrastructure.

We have experienced rapid growth in our business, such as in headcount, the number of Etsy sellers and the number of countries in which we have members, and we plan to continue to grow in the future, both in the United States and abroad. For example, our headcount has grown from 251 employees on December 31, 2011 to 685 employees on December 31, 2014, an increase of 172.9%. The growth of our business places significant demands on our management team and pressure to expand our operational and financial infrastructure. As we continue to grow, our operating expenses will increase. If we do not manage our growth effectively, the increases in our operating expenses could outpace any increases in our revenue and our business could be harmed.

Continued growth could also pose other challenges, such as the need to develop and improve our operational, financial and management controls and to enhance our reporting systems and procedures. For example, in 2013 we began implementing a new enterprise resource planning, or ERP, system to enhance a variety of important functions such as invoicing, accounts receivable, accounts payable, foreign currency translation, financial consolidation and internal and external financial and management reporting matters. ERP system implementations are complex, long-term projects that involve substantial expenditures. To fully realize the benefits of the new ERP system we must also make significant changes to our business and financial processes. Our business may be harmed if the ERP system does not function as expected or does not result in the expected benefits.

We rely on Etsy sellers to provide a fulfilling experience to Etsy buyers.

A small portion of Etsy buyers complain to us about their experience with our platform. For example, Etsy buyers may report that they have not received the items that they purchased, that the items received were not as represented by an Etsy seller or that an Etsy seller has not been responsive to their questions. Negative publicity and member sentiment generated as a result of these types of complaints could reduce our ability to attract new members or retain our current members or damage our reputation. A perception that our levels of responsiveness and member support are inadequate could have similar results. In some situations, we may choose to reimburse Etsy buyers for their purchases to help avoid harm to our reputation, but we may not be able to recover the funds we expend for those reimbursements.

Anything that disrupts the operations of a substantial number of Etsy sellers, such as interruptions in delivery services, natural disasters, inclement weather, public health crises or political unrest, could also result in negative experiences for a substantial number of Etsy buyers.

Etsy sellers rely on third-party services to deliver their orders.

Etsy sellers work with a number of third-party services such as FedEx, UPS, the United States Postal Service and Canada Post to deliver their products to Etsy buyers. Anything that prevents timely delivery of goods to Etsy buyers could harm Etsy sellers and could negatively affect our reputation. Delays or interruptions may be caused by events that are beyond the control of the delivery services, such as inclement weather, natural disasters, transportation disruptions, terrorism, public health crises or labor unrest. For example, certain delivery services were reported to have been overwhelmed by the volume of shipments during the 2013 holiday season, resulting in significant delays in delivery times. The delivery services could also be affected by industry consolidation, insolvency or government shut-downs. Although we have agreements with certain delivery services that enable us to provide pre-paid shipping labels as a convenience to Etsy sellers, our agreements do not require these providers to offer delivery services to Etsy sellers. Further, our competitors could obtain preferential rates or shipping services, causing Etsy sellers to pay higher shipping costs or find alternative delivery services. If the goods sold in our marketplace are not delivered in proper condition, on a timely basis or at shipping rates that Etsy buyers are willing to pay, our reputation and our business could be adversely affected.

Our reputation may be harmed if members of our community use unethical business practices.

Our emphasis on our values makes our reputation particularly sensitive to allegations of unethical business practices by Etsy sellers or other members of our community. Our policies promote legal and ethical business practices, such as encouraging Etsy sellers to work only with manufacturers who do not use child or involuntary labor, who do not discriminate and who promote sustainability and humane working conditions. However, we do not control Etsy sellers or other members of our community or their business practices and cannot ensure that they comply with our policies. If members of our community engage in illegal or unethical business practices or are perceived to do so, we may receive negative publicity and our reputation may be harmed.

Failure to deal effectively with fraud could harm our business.

Although we have measures in place to detect and reduce the occurrence of fraudulent activity in our marketplace, those measures may not always be effective.

For example, Etsy sellers occasionally receive orders placed with fraudulent or stolen credit card data. Under current credit card practices, we may be liable for orders placed through Direct Checkout with fraudulent credit card data even if the associated financial institution approved the credit card transaction. Although we attempt to detect or challenge allegedly fraudulent transactions, we may not be able to do so effectively. As a result, our business could be adversely affected. We could also incur significant fines or lose our ability to give members the option of paying with credit cards if we fail to follow payment card industry data security standards or fail to limit fraudulent transactions conducted in our marketplace.

Negative publicity and member sentiment resulting from fraudulent or deceptive conduct by members or the perception that our levels of responsiveness and member support are inadequate could reduce our ability to attract new members or retain existing members and damage our reputation.

If sensitive information about our members is disclosed, or if we or our third-party providers are subject to cyber attacks, our members may curtail use of our platform, we may be exposed to liability and our reputation would suffer.

We collect, transmit and store personal and financial information provided by our members, such as names, email addresses, the details of transactions and credit card and other financial information. Some of our third-party service providers, such as identity verification and payment processing providers, also regularly have access to member data. In an effort to protect sensitive information, we rely on a variety of security measures, including encryption and authentication technology licensed from third parties. However, advances in computer capabilities, increasingly sophisticated tools and methods used by hackers and cyber terrorists, new discoveries in the field of cryptography or other developments may result in our failure or inability to adequately protect sensitive information. The preventive measures we take to address these risks are costly and may become more costly in the future.

Like all online services, our platform is vulnerable to power outages, telecommunications failures and catastrophic events, as well as computer viruses, break-ins, phishing attacks, denial-of-service attacks and other cyber attacks. Any of these incidents could lead to interruptions or shutdowns of our platform, loss of data or unauthorized disclosure of personally identifiable or other sensitive information. Cyber attacks could also result in the theft of our intellectual property. If we gain greater visibility, we may face a higher risk of being targeted by cyber attacks. Advances in computer capabilities, new technological discoveries or other developments may result in cyber attacks becoming more sophisticated and more difficult to detect. We and our third-party service providers may not have the resources or technical sophistication to anticipate or prevent all such cyber attacks. Moreover, techniques used to obtain unauthorized access to systems change frequently and may not be known until launched against us or our third-party service providers. Security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or employees of our third-party service providers.

We and our third-party service providers regularly experience cyber attacks aimed at disrupting our and our third-party service providers’ services. If we or our third-party service providers experience security breaches that result in marketplace performance or availability problems or the loss or unauthorized disclosure of sensitive information, people may become unwilling to provide us the information necessary to set up member accounts. Existing members may also decrease their purchases or stop listing new items for sale or close their accounts altogether. We could also face potential liability and litigation, which may not be adequately covered by insurance. Any of these results could harm our growth prospects, our business and our reputation.

Our business depends on network and mobile infrastructure provided by third parties and on our ability to maintain and scale the technology underlying our platform.

The reliability of our platform is important to our reputation and our ability to attract and retain members. As our number of members, volume of traffic, number of transactions and the amount of information shared on our platform grow, our need for additional network capacity and computing power will also grow. The operation of the technology underlying our platform is expensive and complex, and we could experience operational failures. If we fail to accurately predict the rate or timing of the growth of our platform, we may be required to incur significant additional costs to maintain reliability.

We also depend on the development and maintenance of the Internet and mobile infrastructure. This includes maintenance of reliable Internet and mobile networks with the necessary speed, data capacity and security, as well as timely development of complementary products.

Third-party providers host much of our technology infrastructure. Any disruption in their services, or any failure of our providers to handle the demands of our marketplace could significantly harm our business. We exercise little control over these providers, which increases our vulnerability to their financial conditions and to problems with the services they provide. If we experience failures in our technology infrastructure or do not expand our technology infrastructure successfully, then our ability to attract and retain members could be adversely affected, which could harm our growth prospects and our business.

Our business depends on continued and unimpeded access to the Internet and mobile networks.

Our members rely on access to the Internet or mobile networks to access our marketplace. Internet service providers may choose to disrupt or degrade our members’ access to our platform or increase the cost of such access. Mobile network operators or operating system providers could block or place onerous restrictions on our members’ ability to download and use our mobile apps.

Internet service providers or mobile network operators could also attempt to charge us for providing access to our platform. Although the Federal Communications Commission, or FCC, recently approved new rules that would prohibit Internet service providers from charging content providers higher rates in order to deliver their content over certain “fast traffic” lanes, these rules will not go into effect until later this year and could be subject to legal challenge or statutory preemption, which could delay or prevent implementation. If the FCC’s rules are not implemented, our business could be adversely impacted. Outside of the United States, government regulation of the Internet, including the idea of network neutrality, may be developing or non-existent. As a result, we could face discriminatory or anti-competitive practices that could impede both our and Etsy sellers’ growth prospects, increase our costs and harm our business.

Our business is subject to a large number of U.S. and non-U.S. laws, many of which are evolving.

We are subject to a variety of laws and regulations in the United States and around the world, including those relating to traditional businesses, such as employment laws and taxation, and newer laws and regulations focused on the Internet and online commerce, such as payment systems, privacy, anti-spam, data protection, electronic contracts and consumer protection. These laws and regulations are continuously evolving, and compliance is costly and can require changes to our business practices and significant management time and effort. Additionally, it is not always clear how existing laws apply to the Internet as many of these laws do not address the unique issues raised by the Internet or online commerce.

For example, laws relating to online privacy are evolving differently in different jurisdictions. Federal, state and non-U.S. governmental authorities, as well as courts interpreting the laws, continue to evaluate the privacy implications of the use of third-party “cookies,” “web beacons” and other methods of online tracking. The United States, the European Union and other governments have enacted or are considering legislation that could significantly restrict the ability of companies and individuals to collect and store user information, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools.

Some providers of consumer devices and web browsers have implemented, or have announced plans to implement, ways to block tracking technologies which, if widely adopted, could also result in online tracking methods becoming significantly less effective. Any reduction in our ability to make effective use of such technologies could harm our ability to personalize the experience of Etsy buyers, increase our costs and limit our ability to attract new members and retain existing members on cost-effective terms. As a result, our business could be adversely affected.

In some cases, non-U.S. privacy, data protection, consumer protection and other laws and regulations are more restrictive than those in the United States. For example, the European Union traditionally has imposed stricter obligations under such laws than the United States. Consequently, the expansion of our operations internationally may require changes to the ways we collect and use consumer information.

Existing and future laws and regulations enacted by federal, state or non-U.S. governments could impede the growth or use of the Internet or online commerce. It is also possible that governments of one or more countries may seek to censor content available on our platform or may even attempt to block access to our platform. If we are restricted from operating in one or more countries, our ability to attract or retain members may be adversely affected and we may not be able to grow our business as we anticipate.

We strive to comply with all applicable laws, but they may conflict with each other, and by complying with the laws or regulations of one jurisdiction, we may find that we are violating the laws or regulations of another jurisdiction. Despite our efforts, we may not have fully complied in the past and may not in the future. If we become liable under laws or regulations applicable to us, we could be required to pay significant fines and penalties, and we may be forced to change the way we operate. That could require us to incur significant expenses or to discontinue certain services, which could negatively affect our business. Additionally, if third parties with whom we work violate applicable laws or our policies, those violations could result in other liabilities for us and could harm our business.

We may be unable to protect our intellectual property adequately.

Our intellectual property is an essential asset of our business. To establish and protect our intellectual property rights, we rely on a combination of trade secret, copyright, trademark and, to a lesser extent, patent laws, as well as confidentiality procedures and contractual provisions. The efforts we have taken to protect our intellectual property may not be sufficient or effective. We generally do not elect to register our copyrights or the majority of our trademarks, relying instead on the laws protecting unregistered intellectual property, which may not be sufficient. In addition, our copyrights and trademarks, whether or not registered, and patents, may be held invalid or unenforceable if challenged. While we have obtained or applied for patent protection with respect to some of our intellectual property, we generally do not rely on patents as a principal means of protecting intellectual property. To the extent we do seek patent protection, any U.S. or other patents issued to us may not be sufficiently broad to protect our proprietary technologies.

In addition, we may not be effective in policing unauthorized use of our intellectual property. Even if we do detect violations, we may need to engage in litigation to enforce our intellectual property rights. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert our management’s attention. In addition, our efforts may be met with defenses and counterclaims challenging the validity and enforceability of our intellectual property rights or may result in a court determining that our intellectual property rights are unenforceable. If we are unable to cost-effectively protect our intellectual property rights, then our business could be harmed.

We may be subject to claims that items listed in our marketplace are counterfeit, infringing or illegal.

Although we do not create or take possession of the items listed in our marketplace by Etsy sellers, we frequently receive communications alleging that items listed in our marketplace infringe third-party copyrights, trademarks, patents or other intellectual property rights. We have intellectual property complaint and take-down procedures in place to address these communications, and we believe such procedures are important to promote confidence in our marketplace. We follow these procedures to review complaints and relevant facts to determine whether to take the appropriate action, which may include removal of the item from our marketplace and, in certain cases, closing the shops of Etsy sellers who repeatedly violate our policies.

Our procedures may not effectively reduce or eliminate our liability. In particular, we may be subject to civil or criminal liability for activities carried out by Etsy sellers on our platform, especially outside the United States where we may be less protected under local laws than we are in the United States. Under current U.S. copyright law and the Communications Decency Act, we may benefit from statutory safe harbor provisions that protect us from liability for content posted by our members. However, trademark and patent laws do not include similar statutory provisions, liability for these forms of intellectual property is often determined by court decisions. These safe harbors and court rulings may change unfavorably. In that event, we may be held secondarily liable for the intellectual property infringement of Etsy sellers.

Regardless of the validity of any claims made against us, we may incur significant costs and efforts to defend against or settle them. If a governmental authority determines that we have aided and abetted the infringement or sale of counterfeit goods or if legal changes result in us potentially being liable for actions by Etsy sellers on our platform, we could face regulatory, civil or criminal penalties. Successful claims by third-party rights owners could require us to pay substantial damages or refrain from permitting any further listing of the relevant items. These types of claims could force us to modify our business practices, which could lower our revenue, increase our costs or make our platform less user-friendly for our members. Moreover, public perception that counterfeit or other unauthorized items are common in our marketplace, even if factually incorrect, could result in negative publicity and damage to our reputation.

We may be subject to intellectual property claims, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies in the future.

Companies in the Internet and technology industries are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. We periodically receive notices that claim we have infringed, misappropriated or misused other parties’ intellectual property rights. To the extent we gain greater public recognition, we may face a higher risk of being the subject of intellectual property claims. Third-party intellectual property rights may cover significant aspects of our technologies or business methods or block us from expanding our offerings. Any intellectual property claim against us, with or without merit, could be time consuming and expensive to settle or litigate and could divert the attention of our management. Litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters.

In addition, some of our competitors have extensive portfolios of issued patents. Many potential litigants, including some of our competitors and patent holding companies, have the ability to dedicate substantial resources to enforcing their intellectual property rights. Any claims successfully brought against us could subject us to significant liability for damages and we may be required to stop using technology or other intellectual property alleged to be in violation of a third party’s rights. We also might be required to seek a license for third-party intellectual property. Even if a license is available, we could be required to pay significant royalties or submit to unreasonable terms, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, which could require significant time and expense. If we cannot license or develop technology for any allegedly infringing aspect of our business, we would be forced to limit our service and may be unable to compete effectively. Any of these results could harm our business.

We may be involved in litigation matters that are expensive and time consuming.

In addition to intellectual property claims, we may become involved in other litigation matters, including class action lawsuits. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our offerings or business practices. Any of these results could adversely affect our business. In addition, defending claims is costly and can impose a significant burden on our management.

Our software is highly complex and may contain undetected errors.

The software underlying our platform is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. We rely heavily on a software engineering practice known as “continuous deployment,” meaning that we typically release software code many times per day. This practice may result in the more frequent introduction of errors or vulnerabilities into the software underlying our platform. Any errors or vulnerabilities discovered in our code after release could result in damage to our reputation, loss of members, loss of revenue or liability for damages, any of which could adversely affect our growth prospects and our business.

We are subject to the terms of open source licenses because our platform incorporates open source software.

The software powering our marketplace incorporates software covered by open source licenses. In addition, we regularly contribute source code to open source software projects and release internal software projects under open source licenses, and we anticipate doing so in the future. The terms of many open source licenses have not been interpreted by U.S. courts and there is a risk that the licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to operate our marketplace. Under certain open source licenses, we could be required to publicly release the source code of our software or to make our software available under open source licenses. To avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software. In addition, use of open source software can lead to greater risks than use of third-party commercial software because open source licensors generally do not provide warranties or controls on the origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights in such software source code may be limited or lost entirely, and we will be unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage and, if not addressed, could adversely affect our business, financial condition and results of operations.

Our business and our members may be subject to sales and other taxes.

The application of indirect taxes, such as sales and use tax, value-added tax, or VAT, provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses like ours and to our members is a complex and evolving issue. For example, as of January 1, 2015, the European Union imposed an obligation on marketplaces to collect and remit VAT on sales of automatically-downloaded digital items, and we are in the process of implementing such collection and remittance procedures. Significant judgment is required to evaluate applicable tax obligations and as a result amounts recorded are estimates and could change. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business or to Etsy sellers’ businesses. One or more states, the federal government or other countries may seek to impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours that facilitate online commerce. For example, the U.S. Congress is currently considering the “Marketplace Fairness Act,” which would grant states the authority to require online merchants to collect sales tax on online sales at the time a transaction is completed. New taxes could also require us or Etsy sellers to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could make selling in our marketplace less attractive and more costly for Etsy sellers, which could adversely affect our business.

We may experience fluctuations in our tax obligations and effective tax rate.

We are subject to taxation in the United States and in numerous other jurisdictions. We record tax expense based on current tax payments and our estimates of future tax payments, which may include reserves for estimates of probable settlements of tax audits. At any one time, multiple tax years could be subject to audit by various taxing jurisdictions. As a result, we expect that throughout the year there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are re-evaluated. Further, our effective tax rate in a given financial statement period may be adversely impacted by changes in tax laws, changes in the mix of revenue among different jurisdictions, changes to accounting rules and changes to our ownership or capital structure. Fluctuations in our tax obligations and effective tax rate could adversely affect our business.

In January 2015, we implemented a revised corporate structure to more closely align our structure with our global operations and future expansion plans outside of the United States. Our new corporate structure changes how we use our intellectual property and implements certain intercompany arrangements, which we expect may result in a reduction in our overall effective tax rate and other operational efficiencies. The tax laws of the jurisdictions in which we operate are subject to interpretation, and their application may depend on our ability to operate our business in a manner consistent with our corporate structure. Moreover, these tax laws are subject to change. Tax authorities may disagree with our position as to the tax treatment of our transfer of intangible assets or determine that the manner in which we operate our business does not achieve the intended tax consequences. If our new corporate structure does not achieve our expectations for any of these or other reasons, we may be subject to a higher overall effective tax rate and our business may be adversely affected.

We rely on consumer discretionary spending and may be adversely affected by economic downturns and other macroeconomic conditions or trends.

Macroeconomic conditions may adversely affect our business. If general economic conditions deteriorate in the United States or other markets where we operate, consumer discretionary spending may decline and demand for the goods available in our marketplace may be reduced. This would cause sales in our marketplace to decline and adversely impact our business. Conversely, if recent trends supporting self-employment and the desire for supplemental income were to reverse, the number of Etsy sellers offering their goods in our marketplace could decline and the number of goods listed in our marketplace could decline. Exchange rates may also impact sales, with a strong U.S. dollar dampening demand for goods denominated in dollars from buyers outside the United States.

Even without changes in economic conditions, the demand for the goods listed in our marketplace is dependent on consumer preferences. Consumer preferences can change quickly and may differ across generations and cultures. If demand for the goods that Etsy sellers offer in our marketplace declines, our business would be harmed. Trends in socially-conscious consumerism and buying locally could also shift or slow to the detriment of our business. Our growth prospects would also be hampered if the shift to online and mobile commerce does not continue.

The terms of our debt instruments may restrict our ability to pursue our business strategies.

We do not currently have any obligations outstanding under our credit facility. However, our credit facility requires us, and any debt instruments we may enter into in the future may require us, to comply with various covenants that limit our ability to take actions such as:

•	disposing of assets;

•	completing mergers or acquisitions;

•	incurring additional indebtedness;

•	encumbering our properties or assets;

•	paying dividends or making other distributions;

•	making specified investments; and

•	engaging in transactions with our affiliates.

These restrictions could limit our ability to pursue our business strategies. If we default under our credit facility and if the default is not cured or waived, the lenders could terminate their commitments to lend to us and cause any amounts outstanding to be payable immediately. Such a default could also result in cross defaults under other debt instruments. Our assets and cash flow may not be sufficient to fully repay borrowings under all of our outstanding debt instruments if some or all of these instruments are accelerated upon a default. Moreover, any such default would limit our ability to obtain additional financing, which may have an adverse effect on our cash flow and liquidity.

We may need additional capital, which may not be available to us on acceptable terms or at all.

We believe that our existing cash and cash equivalents and short-term investments, together with cash generated from operations and available borrowing capacity under our credit facility, will be enough to meet our anticipated cash needs for at least the next 12 months. However, we may require additional cash resources due to changed business conditions or other developments, such as acquisitions or investments we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to borrow funds under our credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution to our existing stockholders. Borrowing funds would result in increased debt service obligations and could result in additional operating and financial covenants that would limit our operations. It is also possible that financing may not be available to us in amounts or on terms acceptable to us, if at all.

If our insurance coverage is insufficient or our insurers are unable to meet their obligations, our insurance may not mitigate the risks facing our business.

We contract for insurance to cover a number of risks and potential liabilities. Our insurance policies cover areas such as general liability, errors and omissions liability, employment liability, business interruptions, data breach, crime, product liability and directors’ and officers’ liability. For certain types of business risk, we may not be able to, or may choose not to, acquire insurance. In addition, we may not obtain enough insurance to adequately mitigate the risks we face or we may have to pay high premiums and/or deductibles for the coverage we do obtain. Additionally, if any of our insurers becomes insolvent, it would be unable to pay any claims that we make.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an emerging growth company as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of some of the exemptions from the reporting requirements applicable to other public companies. For example, we intend to take advantage of the exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments. It is possible that investors will find our common stock less attractive as a result of our reliance on these exemptions. If so, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we become a large accelerated filer, which means that we have been public for at least 12 months, have filed at least one annual report and the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last day of our then most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Operating as a public company will require us to incur substantial costs and will require substantial management attention. In addition, our management team has limited experience managing a public company.

As a public company, we will incur substantial legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 as amended, or the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations of the Securities and Exchange Commission, or the SEC. The rules and regulations of Nasdaq will also apply to us following this offering. As part of the new requirements, we will need to establish and maintain effective disclosure and financial controls and make changes to our corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming.

Most of our management and other personnel have little experience managing a public company and preparing public filings. In addition, we expect that our management and other personnel will need to divert attention from other business matters to devote substantial time to the reporting and other requirements of being a public company. In particular, we expect to incur significant expense and devote substantial management effort to complying with the requirements of Section 404 of the Sarbanes-Oxley Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Our management will not be required to evaluate the effectiveness of our internal control over financial reporting until the end of the fiscal year for which our second annual report is due. If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy of our financial reports.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. Beginning with our second annual report following this offering, we will be required to provide a management report on internal control over financial reporting. When we are no longer an emerging growth company, our management report on internal control over financial reporting will need to be attested to by our independent registered public accounting firm. We do not expect to have our independent registered public accounting firm attest to our management report on internal control over financial reporting while we are an emerging growth company.

If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. In addition, our internal control over financial reporting will not prevent or detect all errors and fraud. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If there are material weaknesses or failures in our ability to meet any of the requirements related to the maintenance and reporting of our internal controls, investors may lose confidence in the accuracy and completeness of our financial reports and that could cause the price of our common stock to decline. In addition, we could become subject to investigations by Nasdaq, the SEC or other regulatory authorities, which could require additional management attention and which could adversely affect our business.

As described below we currently have two material weaknesses, which we are in the process of remediating.

We currently have identified two material weaknesses in our internal control over financial reporting that, if not corrected, could result in material misstatements of our financial statements.

In connection with the audit of our financial statements as of and for the year ended December 31, 2014, we identified two material weaknesses in our internal control over financial reporting. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

First, we determined that we did not have adequate procedures and controls to appropriately account for certain non-income tax-related expenses and comply with the related filing requirements. Second, we determined that we did not have adequate cut-off procedures to ensure the timely recording of certain period-end accruals.

These two material weaknesses resulted in misstatements of expenses in prior periods that were immaterial to previously issued annual financial statements but in combination were material to certain interim periods. The impact of these material weaknesses resulted in the revision of our consolidated financial statements for the years ended December 31, 2012 and 2013, for the three months ended March 31, 2013, the three and six months ended June 30, 2013, the three and nine months ended September 30, 2013, the three months ended December 31, 2013 and the three months ended September 30, 2014. The impacts of these material weaknesses also resulted in the restatement of our consolidated financial statements for the three months ended March 31, 2014, the three and six months ended June 30, 2014 and the nine months ended September 30, 2014.

Neither we nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. In light of the material weaknesses that were identified, we believe that it is possible that additional material weaknesses and control deficiencies may have been identified if such an evaluation had been performed.

We are working to remediate the material weaknesses. We have taken steps to enhance our internal control environment and plan to take additional steps to remediate the material weaknesses. Specifically:

•	we began building an in-house tax function in early 2014 and have added a global head of tax, senior tax manager of planning and a dedicated senior state tax accountant and plan to add an experienced director of tax accounting. We have also hired additional qualified personnel in our accounts payable function, including an experienced supervisor, and plan to add an additional experienced senior accountant. We will continue to evaluate the structure of the finance organization and add resources as needed;

•	we are implementing additional internal reporting procedures, including those designed to add depth to our review processes and improve our segregation of duties;

•	we are updating our systems so that we may collect the necessary information to enable us to more effectively monitor and comply with applicable non-income tax-filing requirements on a timely basis;

•	we are improving the communication and coordination among our finance departments and our record-keeping procedures and we have expanded cross-functional involvement and input into period-end accruals. We are also planning enhancements in our procure-to-pay process as well as additions to analytical procedures used to assess period-end accruals; and

•	we are in the process of documenting, assessing and testing our internal control over financial reporting as part of our efforts to comply with Section 404 of the Sarbanes-Oxley Act.

The actions that we are taking are subject to ongoing senior management review as well as audit committee oversight. Although we plan to complete this remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our efforts may not be successful in remediating these material weaknesses. In addition, we will incur additional costs in improving our internal control over financial reporting. If we are unable to successfully remediate these material weaknesses or if we identify additional material weaknesses, we may not detect errors on a timely basis. This could harm our operating results, cause us to fail to meet our SEC reporting obligations or Nasdaq listing requirements on a timely basis, adversely affect our reputation, cause our stock price to decline or result in inaccurate financial reporting or material misstatements in our annual or interim financial statements.

Our business could be adversely affected by natural disasters, public health crises, political crises or other unexpected events.

Natural disasters and other adverse weather and climate conditions, public health crises, political crises, such as terrorist attacks, war and other political instability, or other unexpected events, could disrupt our operations, Internet or mobile networks, or the operations of one or more of our service providers. For example, when Hurricane Sandy struck New York in October 2012, although our data centers were unaffected, our headquarters in Brooklyn was closed for five days, and we experienced a heavy volume of member support requests which required us to devote additional resources to handle those requests. Events of this type could also impact Etsy sellers’ ability to continue producing goods for sale in our marketplace. In addition, such events could negatively impact consumer spending in the affected regions. If any of these events occurs, our business could be adversely affected.

Risks Related to This Offering and Ownership of Our Common Stock

The price of our common stock could be volatile and you may not be able to resell your shares at or above our initial public offering price. Declines in the price of common stock could subject us to litigation.

There has not been a public market for our common stock prior to this offering and an active trading market may not develop following this offering. Even if such a market does develop, it may not be sustainable. If trading in our common stock is not active, you may not be able to sell your shares quickly, at the market price or at all. The initial public offering price for the shares was determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the trading market following this offering. In addition, the trading prices of the securities of technology companies have historically been highly volatile. Accordingly, the price of our common stock could be subject to wide fluctuations for many reasons, many of which are beyond our control, including those described in these Risk Factors and others such as:

•	variations in our operating results and other financial and operational metrics, including the key financial and operating metrics disclosed in this prospectus, as well as how those results and metrics compare to analyst and investor expectations;

•	speculation about our operating results in the absence of our own financial projections;

•	failure of analysts to initiate or maintain coverage of our company, changes in their estimates of our operating results or changes in recommendations by analysts that follow our common stock;

•	announcements of new services or enhancements, strategic alliances or significant agreements or other developments by us or our competitors;

•	announcements by us or our competitors of mergers or acquisitions or rumors of such transactions involving us or our competitors;

•	changes in our board of directors, management or other key personnel;

•	disruptions in our marketplace due to hardware, software or network problems, security breaches or other issues;

•	the strength of the global economy or the economy in the jurisdictions in which we operate, and market conditions in our industry and those affecting our members;

•	trading activity by our principal stockholders, including upon the expiration of contractual lock-up agreements, and other market participants, in whom ownership of our common stock may be concentrated following this offering;

•	the performance of the equity markets in general and in our industry;

•	the operating performance of other similar companies;

•	changes in legal requirements relating to our business;

•	litigation or other claims against us;

•	the number of shares of our common stock that are available for public trading; and

•	any other factors discussed in this prospectus.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The price of our common stock might also decline in reaction to events that affect other companies, even if those events do not directly affect us. Some companies that have experienced volatility in the trading price of their stock have been the subject of securities class action litigation. If we are the subject of such litigation, it could result in substantial costs and could divert our management’s attention and resources, which could adversely affect our business.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

The principal purposes of this offering are to increase our visibility, create a public market for our common stock and facilitate our future access to the public equity markets. We currently intend to use the net proceeds from this offering for working capital and general corporate purposes, including continued investments in the growth of our business. We also intend to use $300,000 of the proceeds of this offering to partially fund Etsy.org, a Delaware non-profit organization that we formed in January 2015. We may use a portion of the net proceeds to fund the build-out of our new corporate headquarters. In addition, we may use a portion of the net proceeds received by us from this offering for acquisitions of other complementary businesses, technologies or other assets. However, we have no current understandings, agreements or commitments for any specific material acquisitions at this time. Except with respect to Etsy.org, we have not yet determined the manner in which we will allocate the net proceeds we receive from this offering. As a result, our management will have broad discretion in the allocation and use of the net proceeds. See “Use of Proceeds.”

The failure by our management to allocate or use these funds effectively could harm our business. Pending their use, we may invest the net proceeds we receive from this offering in a manner that does not produce income or that loses value. Our ultimate use of the net proceeds from this offering may vary substantially from their currently intended use.

We do not intend to pay dividends on our capital stock, so any returns will be limited to increases in the value of our common stock.

We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain future earnings for the operation and expansion of our business. Accordingly, we do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, our ability to pay cash dividends on our capital stock is restricted by the terms of our credit facility and is likely to be restricted by any future debt financing arrangement we enter into. Any return to stockholders will therefore be limited to increases in the price of our common stock, if any.

Our directors, executive officers and principal stockholders beneficially own a substantial percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our directors, executive officers, greater than 5% stockholders and their respective affiliates will hold in the aggregate approximately 56.4% of the voting power of our outstanding capital stock following this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from the selling stockholders in this offering. Therefore, these stockholders will continue to have the ability to influence us through their ownership position, even after this offering. If these stockholders act together, they may be able to determine all matters requiring majority stockholder approval. For example, these stockholders will be able to control elections of directors, amendments of our charter documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that other stockholders may feel are in their best interests.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock of $1.16 per share as of December 31, 2014. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share. As a result, investors purchasing common stock in this offering will incur immediate dilution of $13.23 per share, based on the initial public offering price of $16.00 per share.

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering. In addition, as of December 31, 2014, there were outstanding options to purchase 11,525,279 shares of our common stock with a weighted average exercise price of approximately $5.34 per share and warrants to purchase 203,030 shares of our common stock (including preferred stock on an as-converted basis) with a weighted average exercise price of approximately $1.32 per share. The exercise of any of these options or warrants would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive less than the purchase price paid in this offering in the event of our liquidation. See “Dilution.”

Sales of a substantial number of shares of our common stock in the public market by our existing stockholders following this offering could cause the price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that sales may have on the prevailing price of our common stock.

All of our executive officers and directors and the holders of substantially all of our capital stock are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders’ ability to transfer shares of our common stock for periods of at least 180 days, and for a portion of the shares, 270 and 360 days from the date of this prospectus. The lock-up agreements limit the number of shares of common stock that may be sold immediately following this offering. Subject to certain limitations and based on our capitalization as of December 31, 2014, approximately 50,263,564 shares will become eligible for sale upon expiration of the 180-day lock-up period, approximately 23,682,809 additional shares will become eligible for sale upon expiration of the 270-day lock-up period and approximately 23,682,809 additional shares will become eligible for sale upon expiration of the 360-day lock-up period. In addition, based on our capitalization as of December 31, 2014, 8,964,807 shares issuable upon exercise of outstanding options and 105,586 shares issuable upon exercise of outstanding warrants will also be eligible for sale upon expiration of the 180-day lock-up period. We have registered all of the shares underlying outstanding options and any shares underlying other equity incentives we may grant in the future for public resale under the Securities Act of 1933, as amended, or the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance to the extent permitted by any applicable vesting requirements and the lock-up agreements described above. Sales of stock by these stockholders could adversely affect the trading price of our common stock.

Certain holders of shares of our common stock have registration rights. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. Sales of securities by any of these stockholders could adversely affect the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock could result in additional dilution to our stockholders and could cause the price of our common stock to decline.

We may issue additional common stock, convertible securities or other equity following the completion of this offering. We also expect to issue common stock to our employees, directors and other service providers pursuant to our equity incentive plans. Such issuances could be dilutive to investors and could cause the price of our common stock to decline. New investors in such issuances could also receive rights senior to those of holders of our common stock.

If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that analysts publish about our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price of our common stock would likely decline. If few analysts cover us, demand for our common stock could decrease and our common stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering us in the future or fail to publish reports on us regularly.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, could limit attempts to make changes in our management and could depress the price of our common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change in control of our company or limiting changes in our management. Among other things, these provisions:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	permit our board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•	provide that directors may only be removed for cause;

•	require super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which means all stockholder actions must be taken at a meeting of our stockholders;

•	provide that our board of directors is expressly authorized to amend or repeal any provision of our bylaws;

•	restrict the forum for certain litigation against us to Delaware; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These provisions may delay or prevent attempts by our stockholders to replace members of our management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, Section 203 of the Delaware General Corporation Law may delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock. Anti-takeover provisions could depress the price of our common stock by acting to delay or prevent a change in control of our company.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Letter from Chad” and “Business.” Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment and potential growth opportunities. Forward-looking statements include all statements that are not historical facts. In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Those risks include those described in “Risk Factors” and elsewhere in this prospectus. Given these uncertainties, you should not place undue reliance on any forward-looking statements in this prospectus. Also, forward-looking statements represent our beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, and any related free writing prospectus, completely and with the understanding that our actual future results may be materially different from what we expect.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

Industry and Market Data

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research, from industry and general publications and from research, surveys and studies conducted by third parties. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.

In addition, industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third parties. Likewise, while we believe our internal company data is reliable and the definitions of these key operating metrics are appropriate, neither such data nor these definitions have been verified by any independent source.

Use of Proceeds

The net proceeds we receive from the issuance of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $194.2 million, based on the initial public offering price of $16.00 per share.

We will not receive any of the proceeds from the sale of shares by the selling stockholders.

The principal purposes of this offering are to increase our visibility, create a public market for our common stock and facilitate our future access to the public equity markets. We currently intend to use the net proceeds from this offering for working capital and general corporate purposes, including continued investments in the growth of our business. Consistent with our values and our mission, we also intend to use $300,000 of the proceeds of this offering to partially fund Etsy.org, a Delaware non-profit organization that we formed in January 2015. Etsy.org will be dedicated to educating women and other under-represented entrepreneurial populations and empowering them to build businesses that regenerate communities and the planet. See “Business—Our Strategy: The Path Ahead” for additional information about Etsy.org. We may use a portion of the net proceeds to fund the build-out of our new corporate headquarters. In addition, we may use a portion of the net proceeds received by us from this offering for acquisitions of other complementary businesses, technologies or other assets. However, we have no current understandings, agreements or commitments for any specific material acquisitions at this time. Except with respect to Etsy.org, we have not allocated specific amounts of the net proceeds received by us from this offering for any of these purposes and, as a result, we will have broad discretion in the allocation and use of the net proceeds.

Pending our use of the net proceeds received by us from this offering, we intend to invest the net proceeds in short and intermediate term, interest-bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future decision to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors thinks are relevant. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. As a result, we may not pay dividends according to our policy or at all if, among other things, we do not have sufficient cash to pay the intended dividends. Our future ability to pay cash dividends on our stock may be limited by the terms of any future debt or preferred securities and is limited by the terms of our Credit Agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity” for further information about our Credit Agreement.

Capitalization

The following table sets forth our cash and cash equivalents and short-term investments and capitalization as of December 31, 2014:

•	on an actual basis, except to the extent it has been adjusted to give effect to a 1-for-2 reverse split of our common stock, which was effected on March 25, 2015;

•	on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our preferred stock into common stock and (ii) the effectiveness of the amendment and restatement of our certificate of incorporation in connection with the completion of this offering; and

•	on a pro forma as adjusted basis to give effect to the adjustments discussed above and the issuance and sale by us of 13,333,333 shares of common stock in this offering, and the receipt of the net proceeds from our sale of these shares at the initial public offering price of the common stock of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2014
	Actual	Pro Forma	Pro Forma as Adjusted
		(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents and short-term investments	$88,843	$88,843	$284,111

Convertible preferred stock:
Preferred stock, $0.001 par value; 21,165,473 shares authorized, 21,124,432 shares issued and outstanding, actual; 25,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	$80,212	$—	$—

Stockholders’ equity:
Common stock, $0.001 par value; 120,000,000 shares authorized, 44,180,939 shares issued and outstanding, actual; 1,400,000,000 shares authorized, 97,629,182 shares issued and outstanding, pro forma and 110,962,515 shares issued and outstanding, pro forma as adjusted	44	97	111
Additional paid-in capital	103,355	185,434	379,647
Accumulated deficit	(32,377)	(32,377)	(32,377)
Accumulated other comprehensive loss	(3,934)	(3,934)	(3,934)

Total capitalization	$147,300	$149,220	$343,447

See “Prospectus Summary—The Offering” for a description of those shares that are or are not reflected as outstanding shares on a pro forma basis in the table above.

Dilution

If you invest in our common stock, your investment will be diluted to the extent of the difference between the offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Dilution results from the fact that the per share offering price of our common stock is substantially higher than the book value per share attributable to our existing stockholders.

Our pro forma net tangible book value as of December 31, 2014 was $113.0 million, or $1.16 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of December 31, 2014, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into common stock in connection with this offering.

After giving effect to our sale in this offering of 13,333,333 shares of common stock at the initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2014 would have been approximately $307.2 million, or $2.77 per share of common stock. This represents an immediate pro forma as adjusted dilution of $13.23 per share to investors purchasing shares in this offering.

The following table illustrates this per share dilution.

Initial offering price per share		$16.00
Pro forma net tangible book value per share as of December 31, 2014	$1.16
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	1.61

Pro forma as adjusted net tangible book value per share after this offering		2.77

Dilution per share to investors in this offering		$13.23

The following table summarizes, as of December 31, 2014, the differences between the number of outstanding shares of our common stock purchased from us, after giving effect to the conversion of our preferred stock into common stock, the total cash consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing shares in this offering at the initial public offering price of $16.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	97,629,182	88.0%	$130,329,774	37.9%	$1.33
New investors	13,333,333	12.0	213,333,328	62.1	$16.00

Total	110,962,515	100.0%	$343,663,102	100.0%

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 94,295,849 shares, or 85.0% of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to 16,666,666 shares, or 15.0% of the total number of shares outstanding after this offering.

After giving effect to the sale of shares in this offering by us and the selling stockholders, if the underwriters exercise in full their option to purchase additional shares from the selling stockholders, our existing stockholders would own approximately 82.7% and our new investors would own approximately 17.3% of the total number of shares of our common stock outstanding after this offering.

See “Prospectus Summary—The Offering” for a description of those shares that are or are not reflected in the foregoing tables or discussion.

To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution.

Selected Consolidated Financial and Other Data

The following tables show selected consolidated financial data. The selected consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014, and the selected consolidated balance sheet data as of December 31, 2013 and 2014, are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The following tables also show certain operational and non-GAAP financial measures. See the accompanying footnotes and “—Non-GAAP Financial Measures” below for more information. Our historical results and key metrics are not necessarily indicative of future results, and results for any interim period presented below are not necessarily indicative of the results to be expected for any annual period. Our consolidated financial statements for the years ended December 31, 2012 and 2013 have been revised to correct for the understatement of certain non-income tax related expenses. See Note 15 of the accompanying notes to our consolidated financial statements.

The following selected consolidated financial data and key metrics should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2012	2013	2014
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Marketplace	$55,330	$78,544	$108,732
Seller Services	15,863	42,817	82,502
Other	3,409	3,661	4,357

Total revenue	74,602	125,022	195,591
Cost of revenue(1)	24,493	47,779	73,633

Gross profit	50,109	77,243	121,958
Operating expenses:
Marketing(1)	10,902	17,850	39,655
Product development(1)	18,653	27,548	36,634
General and administrative(1)	21,909	31,112	51,920

Total operating expenses	51,464	76,510	128,209

(Loss) income from operations	(1,355)	733	(6,251)
Total other expense	(1,175)	(675)	(4,009)

(Loss) income before income taxes	(2,530)	58	(10,260)
Benefit (provision) for income taxes(2)	145	(854)	(4,983)

Net loss	$(2,385)	$(796)	$(15,243)

Net loss per share of common stock—basic and diluted(3)	$(0.09)	$(0.02)	$(0.38)

Weighted average shares of common stock used in computing net loss per share—basic and diluted	30,281,842	32,667,242	40,246,663
Pro forma net loss per share of common stock—basic and diluted(3)(4) (unaudited)			$(0.16)
Weighted average shares of common stock used in computing pro forma net loss per share—basic and diluted(3)(4) (unaudited)			93,694,906

	Year Ended December 31,
	2012	2013	2014
	(in thousands, except percentages)
Other Operational and Financial Data(5):
GMS	$895,152	$1,347,833	$1,931,981
Adjusted EBITDA	$10,669	$16,947	$23,081
Active sellers	830	1,074	1,353
Active buyers	9,317	14,032	19,810
Percent mobile visits	N/A	41.3%	53.2%
Percent mobile GMS	N/A	29.5%	36.1%
Percent international GMS	28.4%	28.4%	30.9%

	As of December 31,
	2013	2014
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term investments	$54,870	$88,843
Working capital	57,566	88,540
Total assets	106,159	249,135
Deferred revenue	2,760	3,452
Long-term liabilities	2,725	60,382
Convertible preferred stock	80,212	80,212
Total stockholders’ equity	4,003	67,088

(1)	Includes total stock-based compensation expense as follows:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Cost of revenue	$166	$200	$1,113
Marketing	57	79	216
Product development	436	785	1,461
General and administrative	3,435	2,770	7,260

Total stock-based compensation expense	$4,094	$3,834	$10,050

(2)	Includes a valuation allowance against our net deferred tax assets in certain European jurisdictions which was recorded during the year ended December 31, 2014. No tax benefit has been recognized for the applicable losses during this period.

(3)	All share, per share and related information has been retroactively adjusted, where applicable, to reflect the impact of a 1-for-2 reverse split of our common stock, which was effected on March 25, 2015.

(4)	Pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding shares of convertible preferred stock into 53,448,243 shares of common stock as of the beginning of the applicable period or at the time of issuance, if later.

(5)	See “Prospectus Summary—Glossary” for the definitions of the following terms: “active buyer,” “active seller,” “GMS” and “visit.” See “—Non-GAAP Financial Measures” below for the definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable financial measure calculated in accordance with GAAP. We began tracking mobile visits and mobile GMS in 2013.

Non-GAAP Financial Measures

Adjusted EBITDA

In this prospectus, we provide Adjusted EBITDA, a non-GAAP financial measure that represents our net (loss) income before interest expense, net, (benefit) provision for income taxes and depreciation and amortization, adjusted to eliminate stock-based compensation expense, net unrealized loss on warrant and other liabilities, foreign exchange loss and acquisition-related expenses. Below is a reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable GAAP financial measure.

We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to evaluate our operating performance and trends, allocate internal resources, prepare and approve our annual budget, develop short- and long-term operating plans and assess the health of our business. As our Adjusted EBITDA increases, we are able to invest more in our platform. We believe that Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our business as it removes the impact of certain non-cash items and certain variable charges.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not consider the impact of stock-based compensation expense or changes in the fair value of warrants;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;

•	Adjusted EBITDA does not reflect acquisition-related expenses;

•	Adjusted EBITDA does not consider the impact of foreign exchange loss;

•	Adjusted EBITDA, in future periods, will not reflect the impact of our contributions to Etsy.org; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net (loss) income and our other GAAP results.

The following table reflects the reconciliation of net loss to Adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Net loss	$(2,385)	$(796)	$(15,243)
Excluding:
Interest expense, net	438	256	549
(Benefit) provision for income taxes	(145)	854	4,983
Depreciation and amortization	7,930	12,380	17,223
Stock-based compensation expense	4,094	3,834	5,920
Stock-based compensation expense—acquisitions	—	—	4,130
Net unrealized loss on warrant and other liabilities	737	419	411
Foreign exchange loss	—	—	3,049
Acquisition-related expenses	—	—	2,059

Adjusted EBITDA	$10,669	$16,947	$23,081

Management’s Discussion and Analysis of Financial

Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or elsewhere in this prospectus, including information with respect to our plans and strategy for our business and our performance and future success, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We operate a marketplace where people around the world connect, both online and offline, to make, sell and buy unique goods. Handmade goods are the foundation of our marketplace. Whether crafted by an Etsy seller herself, with the assistance of her team or with an outside manufacturer in small batches, handmade goods spring from the imagination and creativity of an Etsy seller and embody authorship, responsibility and transparency. We believe we are creating a new economy, which we call the Etsy Economy, where creative entrepreneurs find meaningful work and both global and local markets for their goods, and where thoughtful consumers discover and buy unique goods and build relationships with the people who sell them.

Etsy was founded in June 2005 in Brooklyn, New York as a marketplace for handmade goods and craft supplies. From those beginnings, we have built an innovative, technology-based platform that, as of December 31, 2014, connected 54.0 million members, including 1.4 million active sellers and 19.8 million active buyers, in nearly every country in the world. In 2014, Etsy sellers generated GMS of $1.93 billion, of which 36.1% came from purchases made on mobile devices and 30.9% came from an Etsy seller or an Etsy buyer outside of the United States.

Our business has grown in significant ways:

•	Our GMS was $1.35 billion in 2013, up 50.6% over 2012, and was $1.93 billion in 2014, up 43.3% over 2013.

•	Our revenue was $125.0 million in 2013, up 67.6% over 2012. In 2013, our Marketplace revenue was $78.5 million, up 42.0% over 2012, and our Seller Services revenue was $42.8 million, up 169.9% over 2012. Our revenue was $195.6 million in 2014, up 56.4% over 2013. In 2014, our Marketplace revenue was $108.7 million, up 38.4% over 2013, and our Seller Services revenue was $82.5 million, up 92.7% over 2013.

•	As of December 31, 2013, our number of active sellers was 1.1 million, up 29.4% since December 31, 2012, and our number of active buyers was 14.0 million, up 50.6% since December 31, 2012. As of December 31, 2014, our number of active sellers was 1.4 million, up 26.0% since December 31, 2013, and our number of active buyers was 19.8 million, up 41.2% since December 31, 2013.

•	Etsy sellers and Etsy buyers have transacted across borders since our first year of business, and our international community continues to grow. International GMS was 28.4% of GMS in 2013 and was 30.9% of GMS in 2014. Currently, Etsy sellers and Etsy buyers are based in nearly every country in the world and our marketplace is available in 10 languages.

•	We launched our first mobile app in 2011, and we continue to enhance our mobile offerings. Mobile visits represented 41.3% of visits in 2013 and 53.2% of visits in 2014. Mobile GMS represented 29.5% of GMS in 2013 and 36.1% of GMS in 2014.

•	We have continued to expand our Seller Services. We launched Promoted Listings in 2011, followed by Direct Checkout in 2012, Shipping Labels in 2013 and Wholesale in 2014.

We operate a platform for third-party sellers. Our business model is based on shared success: we make money when Etsy sellers make money. We do not compete with Etsy sellers, hold inventory or sell goods. Our revenue is diversified, generated from a mix of marketplace activities and the services we provide Etsy sellers to help them create and grow their businesses. Marketplace revenue includes the fee an Etsy seller pays for each completed transaction and the listing fee an Etsy seller pays for each item she lists. Seller Services revenue includes fees an Etsy seller pays for services such as prominent placement in search results via Promoted Listings, payment processing via Direct Checkout and purchases of shipping labels through our platform via Shipping Labels. Other revenue includes the fees we receive from a third-party payment processor.

In 2013, Etsy sellers generated GMS of $1.35 billion, up 50.6% over 2012, and in 2014, Etsy sellers generated GMS of $1.93 billion, up 43.3% over 2013. In 2013, we generated revenue of $125.0 million, up 67.6% over 2012, and in 2014, we generated revenue of $195.6 million, up 56.4% over 2013. In 2013, we generated a net loss of $0.8 million and Adjusted EBITDA of $16.9 million compared to a net loss of $2.4 million and Adjusted EBITDA of $10.7 million in 2012. In 2014, we generated a net loss of $15.2 million and Adjusted EBITDA of $23.1 million compared to a net loss of $0.8 million and Adjusted EBITDA of $16.9 million in 2013. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

The consolidated financial statements for the years ended December 31, 2012 and 2013 have been revised to correct for the understatement of certain non-income tax-related expenses. See Note 15 of the accompanying notes to our consolidated financial statements.

Key Operating and Financial Metrics

We collect and analyze operating and financial data to evaluate the health of our ecosystem, allocate our resources (such as capital, time and technology investments) and assess the performance of our business. In addition to revenue, net (loss) income and other results under GAAP, the key operating and financial metrics we use are:

	Year Ended December 31,
	2012	2013	2014
	(in thousands, except percentages)
GMS	$895,152	$1,347,833	$1,931,981
Adjusted EBITDA	$10,669	$16,947	$23,081
Active sellers	830	1,074	1,353
Active buyers	9,317	14,032	19,810
Percent mobile visits	N/A	41.3%	53.2%
Percent mobile GMS	N/A	29.5%	36.1%
Percent international GMS	28.4%	28.4%	30.9%

GMS

Gross merchandise sales, or GMS, is the dollar value of items sold in our marketplace within the applicable period, excluding shipping fees and net of refunds associated with cancelled transactions. GMS does not represent revenue earned by us. GMS relates only to Marketplace activity and does not reflect Seller Services activity. However, because our revenue and cost of revenue depend significantly on the dollar value of items sold in our marketplace, we believe that GMS is an indicator of the success of Etsy sellers, the satisfaction of Etsy buyers, the health of our ecosystem and the scale and growth of our business.

Adjusted EBITDA

Adjusted EBITDA represents our net (loss) income before interest expense, net, (benefit) provision for income taxes and depreciation and amortization, adjusted to eliminate stock-based compensation expense, net unrealized loss on warrant and other liabilities, foreign exchange loss and acquisition-related expenses. In future periods, we intend to exclude the impact of our contributions to Etsy.org from Adjusted EBITDA. We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our operating performance and trends, allocate internal resources, prepare and approve our annual budget, develop short- and long-term operating plans and assess the health of our ecosystem. As our Adjusted EBITDA increases, we are able to invest more resources in our community. We also believe that Adjusted EBITDA provides a useful measure for period-to-period comparisons of our business as it removes the impact of non-cash items and certain variable charges. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding the limitations of using Adjusted EBITDA as a financial measure and for a reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable financial measure calculated in accordance with GAAP.

Active Sellers

An active seller is an Etsy seller who has incurred at least one charge from us in the last 12 months. Charges include transaction fees, listing fees and fees for Direct Checkout, Promoted Listings, Shipping Labels and Wholesale enrollment. An Etsy seller is a member who has created an account and has listed an item in our marketplace. An Etsy seller is identified by a unique e-mail address; a single person can have multiple Etsy seller accounts. We succeed when Etsy sellers succeed, so we view the number of active sellers as a key indicator of the awareness of our brand, the reach of our platform, the potential for growth in GMS and revenue and the health of our ecosystem.

Active Buyers

An active buyer is an Etsy buyer who has made at least one purchase in the last 12 months. An Etsy buyer is a member who has created an account in our marketplace. An Etsy buyer is identified by a unique e-mail address; a single person can have multiple Etsy buyer accounts. We succeed when Etsy buyers order items from Etsy sellers, so we view the number of active buyers as a key indicator of our potential for growth in GMS and revenue, the reach of our platform, awareness of our brand, the engagement and loyalty of Etsy buyers and the health of our ecosystem.

Mobile Visits

A mobile visit is a visit that occurs on a mobile device, such as a tablet or a smartphone. Etsy sellers are increasingly using mobile devices to manage their listings and track their business performance on our platform. In addition, Etsy buyers increasingly use mobile devices to search, browse and purchase items on our platform. We began tracking mobile visits in 2013. We view percent mobile visits as a key indicator of the level of engagement of our members on our mobile website and mobile apps and of our ability to sustain GMS and revenue.

Mobile GMS

Mobile GMS is GMS that occurs on a mobile device, such as a tablet or a smartphone. Mobile GMS excludes orders initiated on mobile devices but ultimately completed on a desktop. We began tracking mobile GMS in 2013. We believe that mobile GMS indicates our success in converting mobile activity into mobile purchases and demonstrates our ability to grow GMS and revenue.

International GMS

International GMS is GMS from transactions where either the billing address for the Etsy seller or the shipping address for the Etsy buyer at the time of sale is outside of the United States. We believe that international GMS shows the level of engagement of our community outside the United States and demonstrates our ability to grow GMS and revenue.

Key Factors Affecting Our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors.”

Growth and Retention of Active Sellers and Active Buyers

Our success depends in part on the growth and retention of our active sellers and active buyers. Our revenue is driven by the number of active sellers, seller engagement, the number of active buyers, buyer engagement and our ability to maintain an authentic, trusted marketplace. As of December 31, 2014, our marketplace had grown to 1.4 million active sellers and 19.8 million active buyers, up from 1.1 million active sellers and 14.0 million active buyers as of December 31, 2013. Failure to effectively attract and retain new active sellers and active buyers, to re-engage inactive sellers and inactive buyers and to engage active sellers and active buyers on a cost-effective basis would adversely affect our revenue growth, operating results and the overall health of our ecosystem.

To analyze our retention rates, we measure repeat activity by our members.

Cohort of 2011 Active Sellers

We refer to active sellers as of December 31, 2011 as “2011 Active Sellers.” Fifty-three percent of 2011 Active Sellers remained active sellers as of December 31, 2012, 39% of 2011 Active Sellers remained active sellers as of December 31, 2013 and 32% of 2011 Active Sellers remained active sellers as of December 31, 2014. The average annual GMS per 2011 Active Seller in 2012 was nearly three times higher than in 2011, the average annual GMS per 2011 Active Seller in 2013 was four times higher than in 2011 and the average annual GMS per 2011 Active Seller in 2014 was five times higher than in 2011.

	Year Ended December 31,
	2011	2012	2013	2014
Percent 2011 Active Sellers	100%	52.6%	39.3%	32.3%
Average GMS per 2011 Active Seller	$817	$2,241	$3,314	$4,299

Cohort of 2011 Active Buyers

We refer to active buyers as of December 31, 2011 as “2011 Active Buyers.” Forty-six percent of 2011 Active Buyers remained active buyers as of December 31, 2012, 45% of 2011 Active Buyers remained active buyers as of December 31, 2013 and 45% of 2011 Active Buyers remained active buyers as of December 31, 2014. The average annual GMS per 2011 Active Buyer in 2012 was 72% higher than in 2011, the average annual GMS per 2011 Active Buyer in 2013 was 81% higher than in 2011 and the average annual GMS per 2011 Active Buyer in 2014 was 89% higher than in 2011.

	Year Ended December 31,
	2011	2012	2013	2014
Percent 2011 Active Buyers	100%	46.2%	44.7%	44.7%
Average GMS per 2011 Active Buyer	$103	$177	$186	$195

High-Impact Seller Services Growth

Our business model is based on shared success: we make money when Etsy sellers make money. Because of this, we provide services to an Etsy seller to help her start and grow her shop. As of December 31, 2014, 18.2% of active sellers used Promoted Listings, 36.1% of active sellers used Direct Checkout and 21.4% of active sellers in the United States and Canada used Shipping Labels. Our effectiveness in increasing the uptake of our Seller Services, enhancing existing Seller Services and extending their geographic reach and introducing new Seller Services will directly impact the success of Etsy sellers, our revenue growth and our operating results.

International Growth

Our growth will depend in part on international Etsy sellers and international Etsy buyers constituting an increasing portion of our community. International GMS was 28.4% of GMS in 2013 compared to 30.9% in 2014. Currently, Etsy sellers and Etsy buyers are based in nearly every country in the world, and our marketplace is available in 10 languages. Although we promote cross-border transactions, our strategy is to build and deepen local Etsy communities around the world, each with its own ecosystem of Etsy sellers and Etsy buyers. To meet this goal, we plan to invest in local marketing and content and local payment and shipping solutions. An inability to develop these Etsy communities or to otherwise grow our business outside the United States on a cost-effective basis could adversely affect our GMS, revenue and other operating results.

Mobile Growth

We believe continued enhancement of the mobile features of our platform will be critical to attracting and retaining Etsy sellers and Etsy buyers and maintaining the vibrancy of our marketplace. The success of this effort will be increasingly important as shopping on mobile devices displaces shopping on desktops and as Etsy sellers increasingly seek to run their shops via mobile devices.

We launched our first mobile app in 2011 and since then have expanded our mobile offerings for both Etsy sellers and Etsy buyers. Our “Sell on Etsy” mobile app, which we launched in April 2014, is designed to help an Etsy seller operate her shop, manage orders and access resources. Our Etsy buyer apps and mobile web experience include features designed to keep Etsy buyers engaged and offer an improved shopping experience. As of December 31, 2014, our mobile apps have been downloaded 21.8 million times, and mobile visits represented 53.2% of visits in 2014. In addition, in the same period, mobile GMS was 36.1% of GMS. If we are unable to continue to engage Etsy sellers and Etsy buyers through our mobile offerings, then our GMS and revenue growth and other operating results could be adversely affected.

Investment in Marketing

To date, we have grown largely due to strong brand awareness and word-of-mouth referrals, with the majority of our visits coming from direct and organic channels. In 2013, we spent $17.9 million on marketing expenses, or 14.3% of revenue, compared with 14.6% of revenue in 2012. However, in 2014, we began increasing our brand and digital marketing efforts. In 2014, we spent $39.7 million on marketing expenses, or 20.3% of revenue, up 122.2% over 2013. Our growth will depend in part on our continued ability to launch marketing campaigns that resonate with new and existing members and appropriately balance our level of marketing spending with the benefits that may be realized through member and revenue growth.

Investment in Growth

We have made, and will continue to make, significant investments in our platform to attract members and enhance the member experience. In 2013, we spent $27.5 million on product development expenses, or 22.0% of revenue, up 47.7% over 2012, and in 2014, we spent $36.6 million on product development expenses, or 18.7% of revenue, up 33.0% over 2013. We have invested significant resources in our technology platform and infrastructure to date and plan to continue to invest in innovation to address the needs of our members. We also plan to hire additional personnel to address the needs of our community. As part of this growth in headcount, we signed a lease in May 2014 for a new headquarters facility to accommodate our anticipated growth in personnel. The investments we make in our platform are all designed to grow our ecosystem and revenue and to improve our operating results in the long term, but these investments could also delay our ability to achieve profitability or reduce our profitability in the near term.

Components of Our Results of Operations

Revenue

Our revenue consists of Marketplace revenue, Seller Services revenue and Other revenue.

Marketplace revenue.  Marketplace revenue consists of the 3.5% fee that an Etsy seller pays for each completed transaction on our platform, exclusive of shipping fees charged. Marketplace revenue also consists of a listing fee of $0.20 per item that she lists (for up to four months) in our marketplace. Although revenue from completed Wholesale transactions is included in Marketplace revenue, revenue from Wholesale enrollment is included in Seller Services revenue.

Seller Services revenue.  Seller Services revenue consists of fees an Etsy seller pays us for the Seller Services she uses, including Promoted Listings, Direct Checkout, Shipping Labels and Wholesale.

•	Revenue from Promoted Listings consists of cost-per-click based fees an Etsy seller pays us for prominent placement of her listings in search results generated by Etsy buyers in our marketplace.

•	Revenue from Direct Checkout consists of fees an Etsy seller pays us to process credit, debit and Etsy Gift Card payments. Direct Checkout fees vary between 3–4% of the item’s total sale price plus a flat fee per order, depending on the country in which her bank account is located. Direct Checkout fees are taken from the item’s total sale price, including shipping.

•	Revenue from Shipping Labels consists of fees an Etsy seller pays us when she purchases shipping labels through our platform, net of the cost we incur in purchasing those shipping labels. We are able to provide our sellers shipping labels from the United States Postal Service and Canada Post at discounted pricing due to the volume of purchases through our platform.

•	Revenue from Wholesale consists of fees an Etsy seller pays us when she is approved to enroll in our Wholesale program.

Other revenue.  Other revenue includes the fees we receive from a third-party payment processor.

Our revenue recognition policies are discussed under “—Critical Accounting Policies and Significant Judgments and Estimates.”

Cost of Revenue

Cost of revenue consists primarily of expenses associated with the operation and maintenance of our platform and data centers, including depreciation and amortization, employee-related costs, including stock-based compensation expense, and energy and bandwidth costs. Cost of revenue also includes the cost of interchange and other fees for credit card processing services, credit card verification service fees and credit card chargebacks to support Direct Checkout revenue, as well as employee-related costs, including stock-based compensation expense, for our member support staff, and costs of refunds made to Etsy buyers that we are not able to collect from Etsy sellers. Our cost of revenue as a percentage of revenue may change over time as our revenue mix changes; for example, to the extent that Direct Checkout revenue increases as a percentage of revenue, there may be a dampening effect on our gross margin.

Operating Expenses

Operating expenses consist of marketing, product development and general and administrative expenses. Direct and indirect employee-related costs, including stock-based compensation expense, are the most significant component of the product development and general and administrative expense categories, and we expect these costs to increase as we continue to hire new employees in order to support our anticipated growth. We include stock-based compensation expense in connection with the grant of stock options in the applicable operating expense category based on the respective equity award recipient’s function.

Marketing.  Marketing expenses consist primarily of targeted online marketing costs, such as search engine marketing and, to a much lesser extent, offline marketing expenses, such as television advertising. Marketing expenses also include employee-related costs, including stock-based compensation expense, for our employees involved in marketing, public relations and communications activities. Marketing expenses are primarily driven by investments to grow and retain members on our platform.

Product development.  Product development expenses consist primarily of employee-related costs, including stock-based compensation expense, for our employees involved in product development activities. Additional expenses include consulting costs related to the development, quality assurance and testing of new technology and enhancement of our existing technology.

General and administrative.  General and administrative expenses consist primarily of costs associated with the use of facilities and equipment, including depreciation and amortization, rent, and certain professional services expenses. General and administrative expenses also include employee-related costs, including stock-based compensation expense, for our employees involved in general corporate functions and currency gains or losses. General and administrative expenses are primarily driven by increases in headcount required to support business growth, and, to a lesser extent in the near term, will be driven by expenses incurred to make the transition to being a public company.

Other Expense, net

Other expense, net consists of interest expense, interest income, foreign exchange loss and net unrealized loss on warrant and other liabilities.

Results of Operations

The following tables show our results of operations for the periods presented and express the relationship of certain line items as a percentage of revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Revenue:
Marketplace	$55,330	$78,544	$108,732
Seller Services	15,863	42,817	82,502
Other	3,409	3,661	4,357

Total revenue	74,602	125,022	195,591
Cost of revenue	24,493	47,779	73,633

Gross profit	50,109	77,243	121,958
Operating expenses:
Marketing	10,902	17,850	39,655
Product development	18,653	27,548	36,634
General and administrative	21,909	31,112	51,920

Total operating expenses	51,464	76,510	128,209

(Loss) income from operations	(1,355)	733	(6,251)
Other expense, net	(1,175)	(675)	(4,009)

(Loss) income before income taxes	(2,530)	58	(10,260)
Benefit (provision) for income taxes	145	(854)	(4,983)

Net loss	$(2,385)	$(796)	$(15,243)

	Year Ended December 31,
	2012	2013	2014
Revenue:
Marketplace	74.2%	62.8%	55.6%
Seller Services	21.3	34.2	42.2
Other	4.6	2.9	2.2

Total revenue	100.0	100.0	100.0
Cost of revenue	32.8	38.2	37.6

Gross profit	67.2	61.8	62.4
Operating expenses:
Marketing	14.6	14.3	20.3
Product development	25.0	22.0	18.7
General and administrative	29.4	24.9	26.5

Total operating expenses	69.0	61.2	65.5

(Loss) income from operations	(1.8)	0.6	(3.2)
Other expense, net	(1.6)	(0.5)	(2.0)

(Loss) income before income taxes	(3.4)	0.0	(5.2)
Benefit (provision) for income taxes	0.2	(0.7)	(2.5)

Net loss	(3.2)	(0.6)	(7.8)

Comparison of Years Ended December 31, 2013 and 2014

Revenue

	Year Ended December 31,		Change
	2013	2014	$	%
	(in thousands, except percentages)
Revenue:
Marketplace	$78,544	$108,732	$30,188	38.4%
Percentage of total revenue	62.8%	55.6%
Seller Services	$42,817	$82,502	$39,685	92.7%
Percentage of total revenue	34.2%	42.2%
Other	$3,661	$4,357	$696	19.0%
Percentage of total revenue	2.9%	2.2%

Total revenue	$125,022	$195,591	$70,569	56.4%

Revenue increased $70.6 million, or 56.4%, to $195.6 million in 2014 compared to 2013, of which 55.6% consisted of Marketplace revenue and 42.2% consisted of Seller Services revenue.

Marketplace revenue increased $30.2 million, or 38.4%, to $108.7 million in 2014 compared to 2013. This growth corresponded with a 43.3% increase in GMS to a total of $1.93 billion for 2014. As our GMS increased, our Marketplace revenue increased, primarily as a result of an increase in the amount of transaction fees received and an increase in listings from new and existing Etsy sellers with a corresponding increase in listing fees received. During 2014, international GMS increased as a percentage of total GMS to 30.9%, up from 28.4% for 2013. During 2014, mobile GMS increased as a percentage of total GMS to 36.1%, up from 29.5% for 2013. Active sellers increased 26.0% to 1.4 million and active buyers increased 41.2% to 19.8 million for 2014 compared to 2013.

Seller Services revenue increased $39.7 million, or 92.7%, to $82.5 million in 2014 compared to 2013. The growth in Seller Services revenue was primarily driven by an increase in revenue from Direct Checkout services, as well as increases in Promoted Listings and Shipping Labels. The increase in Direct Checkout services revenue reflects continued increases in U.S. Direct Checkout revenue, as well as growth in international Direct Checkout services as those services were initiated in the second quarter of 2013. As of December 31, 2014, we offered Direct Checkout in 10 currencies, including the U.S. dollar. The increase in Promoted Listings revenue reflects enhancements made to the service in 2014. The increase in Shipping Label revenue reflects an increase in the number of Etsy sellers using the service and, to a lesser extent, the introduction of Shipping Labels in Canada in 2014.

Other revenue increased $0.7 million, or 19.0%, to $4.4 million in 2014 compared to 2013. Other revenue decreased as a percentage of total revenue, however, as Etsy buyers opted to use Direct Checkout for their purchases rather than a third-party payment processor.

Cost of Revenue

	Year Ended December 31,		Change
	2013	2014	$	%
	(in thousands, except percentages)
Cost of revenue	$47,779	$73,633	$25,854	54.1%
Percentage of total revenue	38.2%	37.6%

Cost of revenue increased $25.9 million, or 54.1%, to $73.6 million in 2014 compared to 2013, primarily as a result of an increase in the cost of supporting Direct Checkout revenue due to the introduction of international Direct Checkout as well as growth in the U.S. Direct Checkout revenue. To a lesser extent, the increase was due to an increase in depreciation and amortization for ongoing maintenance of our technology infrastructure and an increase in employee-related costs resulting from increased headcount in our member support and technical operations teams.

Operating Expenses

Marketing

	Year Ended December 31,		Change
	2013	2014	$	%
	(in thousands, except percentages)
Marketing	$17,850	$39,655	$21,805	122.2%
Percentage of total revenue	14.3%	20.3%

Marketing expenses increased $21.8 million, or 122.2%, to $39.7 million in 2014 compared to 2013, primarily as a result of an increase in search engine marketing from Google product listing ads and, to a lesser extent, from an increase in employee-related costs resulting from increased headcount in our marketing team, which includes our public relations and communications teams.

Product development

	Year Ended December 31,		Change
	2013	2014	$	%
	(in thousands, except percentages)
Product development	$27,548	$36,634	$9,086	33.0%
Percentage of total revenue	22.0%	18.7%

Product development expenses increased $9.1 million, or 33.0%, to $36.6 million in 2014 compared to 2013, primarily as a result of an increase in employee-related costs resulting from increased headcount in our product and engineering teams.

General and administrative

	Year Ended December 31,		Change
	2013	2014	$	%
	(in thousands, except percentages)
General and administrative	$31,112	$51,920	$20,808	66.9%
Percentage of total revenue	24.9%	26.5%

General and administrative expenses increased $20.8 million, or 66.9%, to $51.9 million in 2014 compared to 2013, primarily as a result of an increase in employee-related costs from headcount growth in general corporate functions and from building out the executive management team and, to a lesser extent, due to increased legal and accounting fees.

Other Expense, net

	Year Ended December 31,		Change
	2013	2014	$	%
	(in thousands, except percentages)
Other expense, net	$(675)	$(4,009)	$(3,334)	493.9%
Percentage of total revenue	(0.5)%	(2.0)%

Other expense, net increased $3.3 million, or 493.9%, to $4.0 million in 2014 compared to 2013, primarily as a result of the foreign exchange loss.

Provision for Income Taxes

	Year Ended December 31,		Change
	2013	2014	$	%
	(in thousands, except percentages)
Provision for income taxes	$(854)	$(4,983)	$(4,129)	NM
Percentage of total revenue	(0.7)%	(2.5)%

Our effective tax rate fluctuates from period to period due to changes in the mix of income and losses in jurisdictions with a wide range of tax rates, the amount of stock-based compensation expense and net unrealized loss on warrants, the impact of acquisitions, the change resulting from the amount of recorded valuation allowance, the permanent difference between GAAP and local tax laws and certain one-time items such as tax rate changes. For the year ended December 31, 2014, we determined that the existence of a three-year cumulative loss in a foreign jurisdiction was sufficient negative evidence to warrant the establishment of a valuation allowance against deferred tax assets in that jurisdiction. As a result, we recorded a valuation allowance against certain of our deferred tax assets of $0 as of December 31, 2013 and $2.1 million as of December 31, 2014.

Comparison of Years Ended December 31, 2012 and 2013

Revenue

	Year Ended December 31,		Change
	2012	2013	$	%
	(in thousands, except percentages)
Revenue:
Marketplace	$55,330	$78,544	$23,214	42.0%
Percentage of total revenue	74.2%	62.8%
Seller Services	$15,863	$42,817	$26,954	169.9%
Percentage of total revenue	21.3%	34.2%
Other	$3,409	$3,661	$252	7.4%
Percentage of total revenue	4.6%	2.9%

Total revenue	$74,602	$125,022	$50,420	67.6%

Revenue increased $50.4 million, or 67.6%, to $125.0 million in 2013 compared to 2012, of which 62.8% consisted of Marketplace revenue and 34.2% consisted of Seller Services revenue.

Marketplace revenue increased $23.2 million, or 42.0%, to $78.5 million in 2013 compared to 2012. This growth corresponded with a 50.6% increase in GMS to a total of $1.35 billion for 2013. As our GMS increased, our Marketplace revenue increased, primarily as a result of an increase in the amount of transaction fees received and an increase in listings from new and existing Etsy sellers with a corresponding increase in listing fees received. During 2013, international GMS as a percentage of total GMS was 28.4%, and mobile GMS as a percentage of total GMS was 29.5%. Active sellers increased 29.4% to 1.1 million and active buyers increased 50.6% to 14.0 million for 2013 compared to 2012.

Seller Services revenue increased $27.0 million, or 169.9%, to $42.8 million in 2013 compared to 2012. The growth in Seller Services revenue was primarily driven by an increase in revenue from Direct Checkout services, as well as increases in Promoted Listings and Shipping Labels. The increase in Direct Checkout services revenue reflects a full year of U.S. Direct Checkout revenue, as the service was first introduced in the United States in the second quarter of 2012, as well as the introduction of international Direct Checkout services starting in the second half of 2013. As of the end of 2013, we offered Direct Checkout in 10 currencies, including the U.S. dollar. The increase in Promoted Listings revenue and the increase in Shipping Label revenue reflect an increase in the number of Etsy sellers using these services.

Other revenue increased $0.3 million, or 7.4%, to $3.7 million in 2013 compared to 2012. Other revenue decreased as a percentage of revenue, however, as Etsy buyers opted to use Direct Checkout for their purchases rather than a third-party payment processor.

Cost of Revenue

	Year Ended December 31,		Change
	2012	2013	$	%
	(in thousands, except percentages)
Cost of revenue	$24,493	$47,779	$23,286	95.1%
Percentage of total revenue	32.8%	38.2%

Cost of revenue increased $23.3 million, or 95.1%, to $47.8 million in 2013 compared to 2012, primarily as a result of an increase in the cost of supporting Direct Checkout revenue due to the introduction of international Direct Checkout as well as growth in the U.S. Direct Checkout revenue. To a lesser extent, the increase was due to an increase in depreciation and amortization for ongoing maintenance of our technology infrastructure and an increase in employee-related costs resulting from increased headcount in our member support and technical operations teams.

Operating Expenses

Marketing

	Year Ended December 31,		Change
	2012	2013	$	%
	(in thousands, except percentages)
Marketing	$10,902	$17,850	$6,948	63.7%
Percentage of total revenue	14.6%	14.3%

Marketing expenses increased $6.9 million, or 63.7%, to $17.9 million in 2013 compared to 2012, primarily as a result of an increase in search engine marketing from Google product listing ads and, to a lesser extent, from an increase in employee-related costs resulting from increased headcount in our marketing team, which includes our public relations and communications teams.

Product development

	Year Ended December 31,		Change
	2012	2013	$	%
	(in thousands, except percentages)
Product development	$18,653	$27,548	$8,895	47.7%
Percentage of total revenue	25.0%	22.0%

Product development expenses increased $8.9 million, or 47.7%, to $27.5 million in 2013 compared to 2012, primarily as a result of an increase in employee-related costs resulting from increased headcount in our product and engineering teams.

General and administrative

	Year Ended December 31,		Change
	2012	2013	$	%
	(in thousands, except percentages)
General and administrative	$21,909	$31,112	$9,203	42.0%
Percentage of total revenue	29.4%	24.9%

General and administrative expenses increased $9.2 million, or 42.0%, to $31.1 million in 2013 compared to 2012, primarily as a result of an increase in employee-related costs from headcount growth in general corporate functions and from building out the executive management team.

Other Expense, net

	Year Ended December 31,		Change
	2012	2013	$	%
	(in thousands, except percentages)
Other expense, net	$ (1,175)	$ (675)	$ 500	42.6%
Percentage of total revenue	(1.6)%	(0.5)%

Other expense, net decreased primarily as a result of a smaller unrealized loss in 2013 for our warrant liability and lower interest expense.

Benefit (Provision) for Income Taxes

	Year Ended December 31,		Change
	2012	2013	$	%
	(in thousands, except percentages)
Benefit (provision) for income taxes	$145	$(854)	$(999)	NM
Percentage of total revenue	0.2%	(0.7)%

Our effective tax rate fluctuates from period to period due to changes in the mix of income and losses in jurisdictions with a wide range of tax rates, the amount of stock-based compensation expense and net unrealized loss on warrants, the impact of acquisitions, the change resulting from the amount of recorded valuation allowance, the permanent difference between GAAP and local tax laws and certain one-time items such as tax rate changes.

Quarterly Results of Operations

The following tables show selected unaudited quarterly results of operations and other operational and non-GAAP financial data for the eight quarters ended December 31, 2014, as well as the percentage that each line item in the following results of operations data represents of revenue. The results of operations data for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this prospectus and includes all adjustments, which include only normal recurring adjustments, necessary for the fair statement of our results of operations for these periods. The results of operations data for the three months ended March 31, 2013, the three and six months ended June 30, 2013, the three and nine months ended September 30, 2013, the three months ended December 31, 2013 and the three months ended September 30, 2014 have been revised and the three months ended March 31, 2014, the three and six months ended June 30, 2014 and the nine months ended September 30, 2014 have been restated to correct for the understatement of certain non-income tax-related expenses and the misstatement of expenses due to period-end cutoff errors. See Note 16 of the accompanying notes to our consolidated financial statements. This data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our quarterly results of operations and operational and non-GAAP financial data will vary in the future. These quarterly operating results are not necessarily indicative of our operating results for any future quarter or year.

	Three Months Ended
	Mar. 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014 Restated	June 30, 2014 Restated	Sept. 30, 2014	Dec. 31, 2014
	(in thousands)
Revenue:
Marketplace	$17,152	$17,741	$19,189	$24,462	$23,727	$24,777	$26,917	$33,311
Seller Services	8,161	8,768	9,851	16,037	15,833	16,587	19,392	30,690
Other	831	855	917	1,058	976	1,145	1,325	911

Total revenue	26,144	27,364	29,957	41,557	40,536	42,509	47,634	64,912
Cost of revenue	9,581	10,499	11,548	16,151	15,394	17,345	18,115	22,779

Gross profit	16,563	16,865	18,409	25,406	25,142	25,164	29,519	42,133
Operating expenses:
Marketing	3,004	3,223	4,148	7,475	7,468	8,766	8,808	14,613
Product development	6,690	6,754	7,056	7,048	8,042	8,792	10,077	9,723
General and administrative	6,619	7,489	7,905	9,099	9,213	11,400	13,686	17,621

Total operating expenses	16,313	17,466	19,109	23,622	24,723	28,958	32,571	41,957

Income (loss) from operations	250	(601)	(700)	1,784	419	(3,794)	(3,052)	176
Total other (expense) income, net	(159)	(254)	(158)	(104)	(669)	235	(1,144)	(2,431)

Income (loss) before income taxes	91	(855)	(858)	1,680	(250)	(3,559)	(4,196)	(2,255)
(Provision) benefit for income taxes	(408)	1,903	1,939	(4,288)	(213)	408	(2,075)	(3,103)

Net (loss) income	$(317)	$1,048	$1,081	$(2,608)	$(463)	$(3,151)	$(6,271)	$(5,358)

	Three Months Ended
	Mar. 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014 Restated	June 30, 2014 Restated	Sept. 30, 2014	Dec. 31, 2014
Revenue:
Marketplace	65.6%	64.8%	64.1%	58.9%	58.5%	58.3%	56.5%	51.3%
Seller Services	31.2	32.0	32.9	38.6	39.1	39.0	40.7	47.3
Other	3.2	3.1	3.1	2.5	2.4	2.7	2.8	1.4

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenue	36.6	38.4	38.5	38.9	38.0	40.8	38.0	35.1

Gross profit	63.4	61.6	61.5	61.1	62.0	59.2	62.0	64.9
Operating expenses:
Marketing	11.5	11.8	13.8	18.0	18.4	20.6	18.5	22.5
Product development	25.6	24.7	23.6	17.0	19.8	20.7	21.2	15.0
General and administrative	25.3	27.4	26.4	21.9	22.7	26.8	28.7	27.1

Total operating expenses	62.4	63.8	63.8	56.8	61.0	68.1	68.4	64.6

Income (loss) from operations	1.0	(2.2)	(2.3)	4.3	1.0	(8.9)	(6.4)	0.3
Total other (expense) income, net	(0.6)	(0.9)	(0.5)	(0.3)	(1.7)	0.6	(2.4)	(3.7)

Income (loss) before income taxes	0.3	(3.1)	(2.9)	4.0	(0.6)	(8.4)	(8.8)	(3.5)
(Provision) benefit for income taxes	(1.6)	7.0	6.5	(10.3)	(0.5)	1.0	(4.4)	(4.8)

Net (loss) income	(1.2)	3.8	3.6	(6.3)	(1.1)	(7.4)	(13.2)	(8.3)

	Three Months Ended
	Mar. 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	June 30, 2014	Sept. 30, 2014	Dec. 31, 2014
	(in thousands, except percentages)
Other financial and operations data(1):
GMS	$290,295	$298,497	$319,454	$439,587	$414,833	$438,472	$467,202	$611,474
Adjusted EBITDA(2)	$3,813	$3,084	$3,656	$6,394	$6,103	$3,432	$4,248	$9,298
Active sellers	891	944	1,012	1,074	1,135	1,191	1,284	1,353
Active buyers	10,591	11,686	12,633	14,032	15,260	16,490	18,102	19,810
Percent mobile visits	37.5%	37.7%	42.8%	46.0%	50.2%	52.1%	54.7%	55.0%
Percent mobile GMS	27.8%	28.5%	30.3%	30.7%	35.2%	35.5%	36.5%	37.0%
Percent international GMS	29.0%	28.4%	27.9%	28.4%	30.6%	30.9%	31.6%	30.6%

(1)	See “Prospectus Summary—Glossary” for the definitions of the following terms: “active buyer,” “active seller,” “GMS” and “visit.” See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for the definition of Adjusted EBITDA.

(2)	Adjusted EBITDA has been restated for the three months ended March 31, 2014 and June 30, 2014.

The following table reflects the reconciliation of net (loss) income to Adjusted EBITDA for each of the periods indicated (in thousands):

	Three Months Ended
	Mar. 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014 Restated	June 30, 2014 Restated	Sept. 30, 2014	Dec. 31, 2014
Net (loss) income	$(317)	$1,048	$1,081	$(2,608)	$(463)	$(3,151)	$(6,271)	$(5,358)
Excluding:
Interest expense, net	77	86	39	54	53	107	165	224
Provision (benefit) for income taxes	408	(1,903)	(1,939)	4,288	213	(408)	2,075	3,103
Depreciation and amortization	2,626	2,824	3,282	3,648	3,895	4,132	4,465	4,731
Stock-based compensation expense	937	861	1,074	962	1,176	1,737	1,299	1,708
Stock-based compensation expense—acquisitions	—	—	—	—	—	348	1,448	2,334
Net unrealized loss (gain) on warrant and other liabilities	82	168	119	50	616	(342)	(35)	172
Foreign exchange loss	—	—	—	—	—	—	1,014	2,035
Acquisition-related expenses	—	—	—	—	613	1,009	88	349

Adjusted EBITDA	$3,813	$3,084	$3,656	$6,394	$6,103	$3,432	$4,248	$9,298

Seasonality and Quarterly Trends

Etsy sellers experience increased sales and use more Seller Services during the fourth-quarter holiday shopping season. This has resulted in increased revenue for us during the fourth quarter of each fiscal year, which can compare to lower revenue in the first quarter of the following fiscal year. For example, revenue in the first quarter of 2014 decreased slightly when compared with revenue in the fourth quarter of 2013. We expect this seasonality to continue in future years. Our operating (loss) income has also been affected by these historical trends because many of our expenses are relatively fixed in the short term. As our growth rates begin to moderate, the impact of these seasonality trends on our results of operations may become more pronounced.

Our quarterly revenue increased sequentially quarter-to-quarter for all periods presented above, other than the first quarter of 2014, corresponding to our GMS performance in the same periods. We cannot assure you that this pattern of sequential revenue growth will continue. We believe that it is generally more meaningful to compare year-over-year results than sequential quarter-over-quarter results.

Our quarterly cost of revenue increased sequentially quarter-to-quarter for substantially all periods presented above, primarily due to increases in visits and to increased usage of Direct Checkout during the period and, to a lesser extent, to an increase in employee-related costs resulting from increased headcount in our member support and technical operations teams.

Marketing expenses increased sequentially quarter-to-quarter for substantially all periods presented above, and significantly increased beginning in the fourth quarter of 2013, primarily due to increased marketing programs to attract and retain new Etsy sellers and Etsy buyers on our platform and, to a lesser extent, to an increase in employee-related costs resulting from increased headcount in our marketing team, which includes our public relations and communications teams.

Product development expenses generally remained consistent or increased sequentially quarter-to-quarter for the periods presented above, primarily as a result of an increase in employee-related costs resulting from increased headcount in our product and engineering teams.

General and administrative expenses increased sequentially quarter-to-quarter for substantially all periods presented above, primarily as a result of an increase in employee-related costs from headcount growth in general corporate functions and from building out the executive management team.

Our business is directly affected by the behavior of consumers. Economic conditions and competitive pressures can significantly impact, both positively and negatively, the level of demand by Etsy sellers and Etsy buyers on our platform. Consequently, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance.

Liquidity and Capital Resources

The following tables show our cash and cash equivalents, short-term investments, accounts receivable and working capital as of the dates indicated:

	As of December 31,
	2013	2014
	(in thousands)
Cash and cash equivalents	$36,795	$69,659
Short-term investments	18,075	19,184
Accounts receivable, net	11,102	15,404
Working capital	57,566	88,540

As of December 31, 2014, our cash and cash equivalents, a majority of which were held in cash deposits and money market funds, were held for working capital purposes. We intend to increase our capital expenditures to support the growth in our business and operations, and intend to invest approximately $50.0 million through the middle of 2016 to build out our new Brooklyn, New York headquarters. We believe that our existing cash and cash equivalents and short-term investments, together with cash generated from operations and available borrowing capacity under our Credit Agreement, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, our liquidity assumptions may prove to be incorrect, and we could exhaust our available financial resources sooner than we currently expect. We may seek to borrow funds under our Credit Agreement or raise additional funds at any time through equity, equity-linked or debt financing arrangements. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in the section of this prospectus captioned “Risk Factors.” We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all.

Sources of Liquidity

Since our inception, we have financed our operations and capital expenditures primarily through cash flows generated by operations and through non-registered sales of preferred stock and common stock. Since inception and as of December 31, 2014, we have raised a total of $129.9 million from the sale of preferred stock and common stock (including proceeds from the exercise of stock options), net of costs and expenses associated with such financings.

Credit Facility

In May 2014, we entered into a $35.0 million senior secured revolving credit facility pursuant to a Revolving Credit and Guaranty Agreement with several lenders, or the Credit Agreement. In March 2015, we amended the Credit Agreement to increase the credit facility to $50.0 million. As amended, the Credit Agreement will mature in May 2019. The amended Credit Agreement includes a letter of credit sublimit of $10.0 million and a swingline loan sublimit of $15.0 million.

Borrowings under the amended Credit Agreement (other than swingline loans) bear interest, at our option, at (i) a base rate equal to the highest of (a) the prime rate, (b) the federal funds rate plus 0.50% and (c) an adjusted LIBOR rate for a one-month interest period plus 1.00%, in each case plus a margin ranging from 0.00% to 0.25% or (ii) an adjusted LIBOR rate plus a margin ranging from 1.00% to 1.25%. Swingline loans under the amended Credit Agreement bear interest at the same base rate (plus the margin applicable to borrowings bearing interest at the base rate). These margins are determined based on the total leverage ratio for the preceding four fiscal quarters. We are also obligated to pay other customary fees for a credit facility of this size and type, including an unused commitment fee and fees associated with letters of credit. As amended, the Credit Agreement also permits us, in certain circumstances, to request an increase in the facility by an additional amount of up to $50.0 million (and in minimum amounts of $10.0 million) at the same maturity, pricing and other terms.

The amended Credit Agreement contains customary representations and warranties applicable to us and our subsidiaries and customary affirmative and negative covenants applicable to us and our restricted subsidiaries. The negative covenants include restrictions on, among other things, indebtedness, liens, investments, mergers, dispositions, transactions with affiliates and dividends and other distributions. These restrictions do not prohibit any of our subsidiaries from making pro rata payments to us or any other person that owns an equity interest in any such subsidiary. The amended Credit Agreement contains a financial covenant that requires us and our subsidiaries to maintain a total leverage ratio (defined as net debt to adjusted EBITDA) not to exceed 3.50 to 1.00.

As amended, the Credit Agreement includes customary events of default, including a change in control and a cross-default on our material indebtedness. Our obligations under the amended Credit Agreement are secured by substantially all of our and our subsidiaries’ assets, and our obligations under the amended Credit Agreement are guaranteed by certain of our subsidiaries.

As of March 31, 2015, no amounts have been drawn under the credit facility. In January 2015, we implemented a revised corporate structure to more closely align our structure with our global operations and future expansion plans outside the United States. The amendment to the Credit Agreement includes a waiver with respect to our compliance with certain restrictions in the Credit Agreement, to the extent that actions taken to implement our revised corporate structure could be construed as breaches or defaults under the Credit Agreement.

Historical Cash Flows

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Cash (used in) provided by:
Operating activities	$9,684	$16,542	$12,087
Investing activities	(28,877)	(15,025)	(20,723)
Financing activities	42,972	(103)	45,237

Net Cash Provided by Operating Activities

Our cash flows from operations are largely dependent on the amount of revenue generated on our platform. Net cash provided by operating activities in each period presented has been influenced by changes in accounts receivable, funds receivable and customer accounts, prepaid expenses and other current assets, accounts payable and accrued liabilities, and funds payable and amounts due to customers.

Net cash provided by operating activities was $12.1 million in 2014, as a result of net loss of $15.2 million, depreciation and amortization expense, stock-based compensation expense and other non-cash charges of $27.1 million and changes in our operating assets and liabilities that provided $0.3 million in cash.

Net cash provided by operating activities was $16.5 million in 2013, as a result of net loss of $0.8 million, depreciation and amortization expense, stock-based compensation expense and other non-cash charges of $19.6 million and changes in our operating assets and liabilities that used $2.2 million in cash.

Net cash provided by operating activities was $9.7 million in 2012 as a result of net loss of $2.4 million, depreciation and amortization expense, stock-based compensation expense and other non-cash charges of $13.5 million and changes in our operating assets and liabilities that used $1.4 million in cash.

Net Cash Used in Investing Activities

Our primary investing activities have consisted of capital expenditures, including investments in website development and internal-use software and purchases of property and equipment to support our overall business growth. Investments in website development and internal-use software and purchases of property and equipment may vary from period to period due to timing of the expansion of our operations. Additionally, we have invested some of our excess cash balances in U.S. Government and agency bills.

Net cash used in investing activities was $20.7 million in 2014. This was primarily attributable to $5.3 million in restricted cash associated with the lease of our new Brooklyn, New York headquarters, $4.7 million in cash paid to acquire businesses, capital expenditures, including $8.3 million for website development and internal-use software and $1.3 million for purchases of property and equipment, and net purchases of marketable securities of $1.1 million.

Net cash used in investing activities was $15.0 million in 2013. This was primarily attributable to capital expenditures, including $9.3 million for website development and internal-use software and $7.8 million for purchases of property and equipment, offset by sales of marketable securities of $2.8 million.

Net cash used in investing activities was $28.9 million in 2012. This was primarily attributable to purchases of U.S. Government and agency bills of $16.1 million as well as capital expenditures, including $7.4 million for website development and internal-use software and $6.5 million for purchases of property and equipment, offset by sales of marketable securities of $1.4 million.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $45.2 million in 2014. This was primarily attributable to net proceeds from a common stock financing of $35.0 million, proceeds from the exercise of stock options of $8.0 million and the excess tax benefit from the exercise of stock options of $4.9 million, offset by payments related to our public offering of $1.0 million and payments on capitalized lease obligations of $1.5 million.

Net cash used in financing activities was $0.1 million in 2013. This was primarily attributable to payments on capitalized lease obligations of $1.3 million, offset by proceeds from the exercise of stock options of $1.3 million.

Net cash provided by financing activities was $43.0 million in 2012. This was primarily attributable to net proceeds from a preferred stock financing of $39.8 million and proceeds from the exercise of stock options of $4.6 million, offset by payments on capitalized lease obligations of $1.4 million.

Off Balance Sheet Arrangements

We did not have any off balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, in 2012, 2013 or 2014.

Contractual Obligations

The following table summarizes our future fixed contractual obligations as of December 31, 2014 (in thousands):

	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Capital lease obligations	$4,903	$1,755	$3,148	$—	$—
Operating lease obligations	21,044	3,870	2,699	3,523	10,952
Long-term debt	547	—	267	280	—
Interest payments	892	535	357	—	—
Facility financing obligations	90,314	—	9,684	18,858	61,772
Purchase obligations	9,824	5,154	3,734	936	—

Total contractual obligations	$127,524	$11,314	$19,889	$23,597	$72,724

Capital lease obligations consist of obligations under capital leases for computer equipment.

Operating lease obligations consist of obligations under non-cancelable operating leases for our existing and new headquarters (both in Brooklyn, New York) and for our offices in San Francisco, California and Dublin, Ireland.

Long-term debt consists of obligations we assumed in connection with our acquisition of Incubart SAS.

Interest payments consist of interest due in connection with our capital leases.

Facility financing obligations consist of the portion of our obligations for our new headquarters in Brooklyn, New York that is accounted for as a build-to-suit lease.

Purchase obligations consist of commitments for our co-location and other support services. For those agreements with variable terms, we do not estimate what the total obligation may be beyond any minimum quantities and/or pricing.

In addition, we have uncertain tax positions of $0.4 million, which are not reflected in the table as the ultimate resolution and timing are uncertain.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, income taxes, internal-use software and website development costs, business combinations, goodwill and intangible assets, leases and stock-based compensation have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see Note 1 of the accompanying notes to our consolidated financial statements.

Revenue Recognition

We operate a platform for third-party sellers. Our business model is based on shared success: we make money when Etsy sellers make money, and we offer services to help Etsy sellers be more successful. We do not compete with Etsy sellers, hold inventory or sell goods. Our revenue is diversified, generated from a mix of marketplace activities and the services we provide Etsy sellers to help them create and grow their businesses. Our revenue consists of Marketplace revenue, Seller Services revenue and Other revenue. Our revenue is recorded net of actual and expected refunds. Marketplace revenue includes the fee an Etsy seller pays for each completed transaction and the listing fee an Etsy seller pays for each item she lists. Seller Services revenue includes fees an Etsy seller pays for services such as prominent placement in search results via Promoted Listings, payment processing via Direct Checkout and purchases of shipping labels through our platform via Shipping Labels. We deduct our cost of shipping labels and estimated refunds from gross shipping fees to determine net shipping fees. Other revenue includes the fees we receive from a third-party payment processor.

We recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the Etsy seller; (3) the collection of fees is reasonably assured; and (4) the amount of fees to be paid by the Etsy seller is fixed or determinable. We evaluate whether it is appropriate to recognize revenue on a gross or net basis based upon our evaluation of whether we: are the primary obligor in a transaction, have inventory risk and have latitude in establishing pricing and selecting suppliers. Based on our evaluation of these factors, revenue is recorded net of merchandise values associated with the transaction.

Marketplace revenue.  Marketplace revenue consists of the 3.5% fee that an Etsy seller pays for each completed transaction on our platform, exclusive of shipping fees charged. Marketplace revenue also consists of a listing fee of $0.20 per item that she lists in our marketplace. Although revenue from completed Wholesale transactions is included in Marketplace revenue, revenue from Wholesale enrollment is included in Seller Services revenue. Transaction fees are recognized when the corresponding transaction is made. Listing fees are recognized ratably over a four-month listing period, unless the item is sold or the seller relists it, at which time any remaining listing fee is recognized.

Seller Services revenue.  Seller Services revenue consists of fees an Etsy seller pays us for the Seller Services she uses, including Promoted Listings, Direct Checkout, Shipping Labels and Wholesale.

•	Revenue from Promoted Listings consists of cost-per-click based fees an Etsy seller pays us for prominent placement of her listings in search results generated by Etsy buyers in our marketplace. Revenue is recognized when the Promoted Listing is clicked.

•	Revenue from Direct Checkout consists of fees an Etsy seller pays us to process credit, debit and Etsy Gift Card payments. Direct Checkout fees vary between 3–4% of the item’s total sale price plus a flat fee per order, depending on the country in which her bank account is located. Direct Checkout fees are taken from the item’s total sale price, including shipping. Revenue from Direct Checkout is recognized when the corresponding transaction is made. Revenue from breakage on Etsy Gift Cards is recognized when the amount is probable and estimable. Given the lack of historical experience related to gift card activity, there has been no breakage revenue recorded to date.

•	Revenue from Shipping Labels consists of fees an Etsy seller pays us when she purchases shipping labels through our platform, net of the cost we incur in purchasing those shipping labels. We are able to provide our sellers shipping labels from the United States Postal Service and Canada Post at a discounted price due to the volume of purchases through our platform. We recognize Shipping Label revenue when an Etsy seller purchases a shipping label. We recognize Shipping Label revenue on a net basis as we are not the primary obligor in the delivery of these services.

•	Revenue from Wholesale consists of fees an Etsy seller pays us when she is approved to enroll in our Wholesale program. The one-time Wholesale enrollment fee is recognized ratably over the estimated customer life. Revenue from completed Wholesale transactions is included in Marketplace revenue.

Other revenue.  Other revenue includes the fees we receive from a third-party payment processor. Other revenue is recognized as the transactions are processed by the third-party payment processor.

Income Taxes

We account for income tax benefit (provision) based on (loss) income before income taxes, and we use the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We assess the need for a valuation allowance on an annual basis to reduce deferred tax assets to the amounts we expect to be realized.

We account for uncertainty in income taxes using a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by the taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate audit settlement. We have no unrecognized tax benefits at December 31, 2012 and 2013 and have an unrecognized tax benefit of $0.4 million as of December 31, 2014.

We recognize interest and penalties, if any, associated with tax matters as part of the income tax provision and include accrued interest and penalties with the related tax liability in our consolidated balance sheet.

Website Development and Internal-Use Software

We capitalize certain costs incurred in connection with software developed for our platform and software developed for internal use. In accordance with authoritative accounting guidance, we begin to capitalize our costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding and it is probable that the project will be completed and the software will be used as intended. We also capitalize costs related to upgrades and enhancements when it is probable the expenditures will result in additional functionality or will extend the useful life of existing functionality. These costs are amortized over the estimated useful life of the asset, typically three years.

We periodically review these assets to determine whether the projects will be completed, placed in service, removed from service or replaced by other internally-developed or third-party software; if an asset is not expected to provide any future benefit, the asset is retired and any unamortized cost is expensed.

Costs related to the design or maintenance of software developed for our platform and software developed for internal use are expensed as incurred.

Business Combinations, Goodwill and Intangible Assets

We have completed a number of acquisitions of other businesses in the past and may acquire additional businesses or technologies in the future. The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of acquisition. We allocate the purchase price, which is the sum of the consideration provided and may consist of cash, equity or a combination of the two, in a business combination to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenues and cash flows, discount rates and selection of comparable companies.

When we issue stock-based or cash awards to an acquired company’s stockholders, we evaluate whether the awards are contingent consideration or compensation for post-acquisition services. The evaluation includes, among other things, whether the vesting of the awards is contingent on the continued employment of the acquired company’s stockholder beyond the acquisition date. If continued employment is required for vesting, the awards are treated as compensation for post-acquisition services and recognized as expense over the requisite service period.

We carry intangible assets at cost, and we amortize them on a straight-line basis, which approximates the pattern of the benefits derived, over their estimated useful lives, typically three to five years. When circumstances indicate that the carrying value of these assets may not be recoverable, we review our identifiable amortizable intangible assets for impairment.

Goodwill is not amortized but is tested for impairment annually in the fourth quarter, as well as when events indicate that the carrying amount of this asset may exceed its fair value. The assessment is performed at the reporting unit level using the two-step goodwill impairment test to identify potential goodwill impairment. The first step is to compare the fair value of the reporting unit to the book value including goodwill. If the fair value of the reporting unit exceeds the book value, goodwill is not impaired. If the book value exceeds the fair value, the second step of the process is performed to measure the amount of the impairment. The accounting guidance also allows for a simplified approach to testing for impairment, in which a company can assess certain qualitative factors (referred to as “step zero”) to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If that is the case, the entity must perform the quantitative analysis.

No impairment of goodwill was recorded at December 31, 2013 or 2014.

Leases

We lease office space and certain computer equipment in multiple locations under non-cancelable lease agreements. The leases are reviewed for classification as operating or capital leases. For operating leases, rent is recognized on a straight-line basis over the lease period. For capital leases, we record the leased asset with a corresponding liability. Payments are recorded as reductions to the liability with an appropriate interest charge recorded based on their outstanding remaining liability.

We consider the nature of the renovations and our involvement during the construction period of newly-leased office space to determine if we are considered to be the owner of the construction project during the construction period. If we determine that we are the owner of the construction project, we are required to capitalize the fair value of the building as well as the construction costs incurred on our consolidated balance sheet along with a corresponding financing liability (“build-to-suit accounting”). Upon occupancy for build-to-suit leases, we assess whether the circumstances qualify for sales recognition under the sale-leaseback accounting guidance. If the lease meets the sale-leaseback criteria, we will remove the asset and related financial obligation from the balance sheet and treat the building lease as an operating lease. If upon completion of construction, the project does not meet the “sale-leaseback” criteria, the leased property will be treated as a capital lease for financial reporting purposes.

Stock-Based Compensation

Stock options awarded to employees, members of our board of directors and non-employee third parties are measured at fair value at each grant date. We consider what we believe to be comparable publicly-traded companies, discounted free cash flows and an analysis of our enterprise value in estimating the fair value of our common stock. Options generally vest over a four-year period with 25% of the shares underlying the options vesting on the date that is 12 months after the vesting commencement date and thereafter 1/48th of the shares vesting each month, subject to continued service with us through each vesting date.

Stock-based compensation cost is measured on the grant date, based on the estimated fair value of the award using a Black-Scholes pricing model and recognized as an expense over the employee’s or director’s requisite service period on a straight-line basis. We expect to continue to grant stock options in the future, and, to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

We account for stock-based compensation arrangements with non-employees using a fair value approach. The fair value of these options is measured using the Black-Scholes option-pricing model reflecting the same assumptions as applied to employee options in each of the reported periods, other than the expected life, which is assumed to be the contractual life of the option. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

We account for stock-based compensation arrangements in restricted shares, subject to a put option that allows the holder of the shares to put the shares back to us for cash, as liability-classified stock awards. These awards are re-measured at each reporting period, with changes in fair value being charged to the statement of operations. Compensation expense is recognized using a graded vesting methodology for each separately vesting tranche of the award as though the award were, in substance, multiple awards. Unless the put option is exercised, the restricted shares will be reclassified from a liability to an equity classified award upon the termination of the put option.

Key Assumptions

Our Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected volatility of the price of our common stock, risk-free interest rates, the expected term of the option and the expected dividend yield of our common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

•	Fair Value of Our Common Stock. Because our stock is not publicly traded, we must estimate the fair value of our common stock, as discussed in “—Common Stock Valuations” below.

•	Expected Volatility. As we have not been a public company and do not have a trading history for our common stock, the expected stock price volatility for our common stock is estimated by taking the average historical price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers, which we have selected, consist of several public companies in the industry similar in size, stage of life cycle and financial leverage. These industry peers are also used in our common stock valuations. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case more suitable companies whose share prices are publicly available would be used in the calculation.

•	Risk-free Interest Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•

Expected Term.  The expected term represents the period that our stock-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the stock option awards granted, we base our expected term for awards issued to employees or members of our board of directors on the simplified method, which represents the average period from vesting to the expiration of the stock option. For grants to non-employees, the expected term is equal to the contractual term, which is generally ten years.

•	Expected Dividend Yield. We have never declared or paid any cash dividends to common stockholders and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

In determining the fair value of stock options granted, the following weighted average assumptions were used in the Black-Scholes option-pricing model for awards granted in the periods indicated:

Year Ended December 31,
	2012	2013	2014
Assumptions:
Expected volatility	42.7% – 43.9%	45.7% – 50.3%	43.0% – 49.0%
Risk-free interest rate	0.7% – 1.1%	0.9% – 1.9%	1.7% – 2.1%
Expected term (in years)	5.12 – 6.08	5.48 – 6.08	5.46 – 6.08
Dividend rate	—%	—%	—%

Common Stock Valuations

The fair value of our common stock underlying stock options has historically been determined by our board of directors, with assistance from management, based upon information available at the time of grant. Given the absence of a public trading market for our common stock and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid, our board of directors has exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors included:

•	contemporaneous third-party valuations of our common stock;

•	the prices, rights, preferences and privileges of our preferred stock relative to the common stock;

•	the prices of preferred stock sold by us to third-party investors in arms-length transactions;

•	the prices of common stock sold to third-party investors by us and in secondary transactions or repurchased by us in arms-length transactions;

•	our operating and financial performance;

•	current business conditions and projections;

•	the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	the lack of marketability of our common stock;

•	the market performance of comparable publicly traded e-commerce and technology companies; and

•	the U.S. and global economic and capital market conditions and outlook.

The per share estimated fair value of our common stock in the table below represents the determination by our board of directors of the fair value of our common stock as of the date of grant, taking into consideration the various objective and subjective factors described above, including the valuations of our common stock. There is inherent uncertainty in these estimates and, if we had made different assumptions than those described below, the fair value of the underlying common stock and amount of our stock-based compensation expense, net loss and net loss per share amounts would have differed. Following the closing of our initial public offering, the fair value per share of our common stock for purposes of determining stock-based compensation will be the closing price of our common stock as reported on the applicable grant date.

The following table summarizes by grant date the number of shares of common stock subject to stock options granted from January 1, 2013 through the date of this prospectus, as well as the associated per share exercise price and the estimated fair value per share of our common stock on the grant date:

Grant Date	Number of Shares Underlying Options Granted	Exercise Price per Share	Estimated Fair Value per Share
January 22, 2013	356,903	$4.76	$4.76
February 4, 2013	760,925	$4.76	$4.76
May 7, 2013	230,192	$5.58	$5.58
July 17, 2013	118,232	$5.58	$5.58
September 20, 2013	78,969	$6.02	$6.02
October 29, 2013	1,131,647	$6.02	$6.02
December 11, 2013	399,233	$6.22	$6.22
February 19, 2014	1,101,985	$8.26	$8.26
March 13, 2014	60,505	$8.26	$8.26
April 22, 2014	250,532	$10.36	$10.36
July 16, 2014	721,200	$10.46	$10.46
November 5, 2014	1,066,495	$12.38	$12.38
November 12, 2014	6,000	$12.38	$12.38
January 30, 2015	1,018,745	$17.00	$17.00
April 15, 2015	291,115	$16.00	$16.00

See “Prospectus Summary—The Offering” and “Management—2014 Director Compensation” for information regarding equity awards, which became effective on the date that we priced our initial public offering.

Based on the initial public offering price of $16.00 per share, the intrinsic value of stock options outstanding at April 15, 2015 was $113.5 million, of which $83.5 million related to stock options that were vested and $30.0 million related to stock options that were unvested, in each case at that date.

In valuing our common stock, our board of directors determined the equity value of our business using the income approach. The income approach estimates the fair value of a company based on the present value of such company’s future estimated cash flows and the residual value of such company beyond the forecast period. These future values are discounted to their present values to reflect the risks inherent in such company achieving these estimated cash flows. Significant inputs of the income approach (in addition to our estimated future cash flows themselves) include the long-term growth rate assumed in the residual value, discount rate and normalized long-term operating margin. The terminal value was calculated to estimate our value beyond the forecast period by applying valuation metrics to the final year of our forecasted revenue and discounting that value to the present value using the same weighted average cost of capital, or WACC, applied to the forecasted periods.

For valuations through February 10, 2014, the equity value determined was allocated to the common stock using the Option Pricing Method, or OPM. The OPM treats common stock and preferred stock as call options on an equity value, with exercise prices based on the liquidation preference of the preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or initial public offering, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to price the call options. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative.

Beginning with the March 31, 2014 valuation, we changed the methodology for allocating our equity value to our common stock to a probability weighted expected return method, or PWERM. We made this change as greater certainty developed regarding a possible liquidity event. The PWERM methodology relies on a forward-looking analysis to predict the possible future value of a company. Under this method, discrete future outcomes, including initial public offering, non-IPO scenarios and a merger or sale are weighted based on our estimate of the probability of each scenario. We applied a hybrid method of the PWERM where the non-IPO scenario is modeled using an OPM to reflect the full distribution of possible non-IPO outcomes. The hybrid method is useful when certain discrete future outcomes can be predicted, but also accounts for uncertainty regarding the timing or likelihood of specific alternative exit events.

Recent Accounting Pronouncements

Under the JOBS Act, we meet the definition of an emerging growth company. We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In March 2013, the Financial Accounting Standards Board, or FASB, issued new accounting guidance clarifying the accounting for the release of cumulative translation adjustment into net income when a company either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. The adoption of this guidance did not have an impact on our consolidated financial statements.

In May 2014, the FASB issued an accounting standards update that will replace existing revenue recognition guidance. Among other things, the updated guidance requires companies to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance will be effective for us beginning January 1, 2017. We are currently evaluating the effect the guidance will have on our consolidated financial statements.

In August 2014, the FASB issued an accounting standard update under which management will be required to assess an entity’s ability to continue as a going concern and provide related footnote disclosures in certain circumstances. The new guidance is effective for annual periods beginning after December 15, 2016 and for annual and interim periods thereafter. The adoption of this guidance is not expected to have an impact on our financial statements or disclosures.

Quantitative and Qualitative Disclosures about Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Interest Rate Sensitivity

Cash and cash equivalents and short-term investments as of December 31, 2014 were held primarily in cash deposits and money market funds. The fair value of our cash, cash equivalents and short-term investments would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments. As of December 31, 2014, no amounts were outstanding under our credit facility. Any future borrowings incurred under the credit facility would accrue interest at a floating rate based on a formula tied to certain market rates at the time of incurrence (as described above). A 10% increase or decrease in our current interest rate would not have a significant impact on our interest expense.

Foreign Currency Risk

Most of our sales are denominated in U.S. dollars, and therefore, our revenue is not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, and may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Pound Sterling and Euro. Fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. A 10% increase or decrease in current exchange rates could result in additional income or expense of $1.8 million.

Letter from Chad

The Etsy Economy

Since inception, Etsy has challenged conventional ways of thinking about commerce, business, individuals and communities. I intend to keep our unconventional operating philosophy as we become a public company, and I welcome new investors into our community.

When I joined Etsy almost seven years ago, Etsy was an online marketplace for handmade goods, vintage items and craft supplies that connected sellers and buyers. Even in my early days at Etsy, it was clear to me that the vision for Etsy could extend far beyond the founding idea of the company and have even more potential to impact the world for good.

Vision is just the starting point. I believe Etsy can truly change the world when our vision is met with strong culture, a powerful team and disciplined execution. In my time at Etsy, I’ve put my heart and soul into nurturing a culture and building a team and company that match the ambition of our mission. Today our mission is much more expansive than when Etsy began: to reimagine commerce in ways that build a more fulfilling and lasting world.

The reimagination of commerce means transforming every aspect of how goods are made, bought and sold. We believe that Etsy has the long-term potential to transform the world economy into one that is more people-centered and community-focused—one that values and honors designers and makers and one that creates stronger connections among people who make, sell and buy goods. We see an economy that is more sustainable and transparent—and one that is more joyful. We believe in an economy that transcends price and convenience, one that emphasizes relationships over transactions and optimizes for authorship and provenance. We call this the Etsy Economy.

Building the Etsy Economy matters more than ever. For decades now, the conventional and dominant retail model has relentlessly focused on delivering goods at the lowest price, valuing products and profits over community, short-changing the future with the instant gratification of today. I do not believe that this race to the bottom is a sustainable, successful model. Our growing community has made it clear that they desire thoughtful alternatives to mass commerce and impersonal retail and products that better reflect their personal style and values. Person by person, sale by sale, we are building a new model to replace the old. With GMS of $1.93 billion in 2014, I see the Etsy Economy emerging.

Etsy’s Values

If you want to understand Etsy, you’ll have to understand our values.

•	We are a mindful, transparent and humane business.

•	We plan and build for the long term.

•	We value craftsmanship in all we make.

•	We believe fun should be part of everything we do.

•	We keep it real, always.

Fundamentally, we believe that companies can and should use the power of business to create social good, which is reflected in our status as a Certified B Corporation. Our commitment to using business as a force of good manifests itself in the way we run our business.

People often ask me how I choose between the success of our community and the success of our business. My answer is that I don’t have to choose; we have built a business that does well when our community is successful. Making money matters to Etsy because our financial success creates long-term sustainability for our community. The more we invest in our platform, the more we enable Etsy sellers to pursue their craft and grow their businesses and the easier we make it for Etsy buyers to find unique goods. We call this Etsy’s Empowerment Loop.

Community

At Etsy, we believe that our strength and business success rest in the interdependence among Etsy sellers, Etsy buyers, responsible manufacturers and our employees—in other words, our community.

Etsy sellers represent a diverse mosaic of needs and aspirations. Some sellers are first-time small business owners and benefit greatly from our seller support and education programs. The vast majority of sellers on Etsy are one-person shops, and we continue to embrace and develop new ways to support them. Other sellers have grown and need help scaling with the assistance of responsible manufacturers, creating opportunity for other participants in the Etsy Economy. In all cases, we empower each Etsy seller to succeed on her own terms.

I have heard concerns that by allowing our sellers to partner with responsible manufacturers, we are diluting our handmade ethos. I share our community’s desire to preserve what is special about Etsy. After all, Etsy has always served as an antidote to mass manufacturing. We still do. With our vision of responsible manufacturing, we are promoting a new, people-centered model in which artisans can preserve the spirit of craftsmanship and grow responsibly by collaborating with people at small-batch manufacturers to make their goods. This brings more hands together to build both products and more diverse local, living economies. These local, living economies band together into a larger Etsy Economy made up of individuals with diverse roles but all sharing a collective vision of an economy based on community.

When individuals share a collective vision, the power and possibility of community manifest in profound ways. Etsy is, by design, a collection of many small things. As we grow, Etsy becomes a larger collection of individuals and communities, with compounding benefits when they connect with each other. Etsy sellers have self-organized into more than 10,000 groups around the world, known as “Etsy Teams.” They provide local support to each other and collaborate with Etsy on initiatives, such as teaching entrepreneurship to economically disadvantaged people in their communities, lobbying the government on issues important to Etsy sellers, running local craft fairs and translating Etsy’s site into other languages.

In 2012, Mayor Larry Morrissey reached out to me on Twitter asking how to build an Etsy Economy in his community of Rockford, Illinois. Rockford is a city that has faced challenges familiar to many cities in America and around the world: loss of manufacturing jobs, high unemployment and a struggling economy. We worked with Mayor Morrissey, members of the local Rockford Etsy Team, the public education system, local arts organizations and the public housing authority to launch the Etsy Craft Entrepreneurship Program. This program teaches people with a craft skill that entrepreneurship and economic opportunity are within reach on our platform. We have extended this program to 10 cities around the world and see it as an inspirational model for even deeper community involvement in the coming years.

Our concept of community includes the cities where we live and work, and we run Etsy in a way that supports our own local economy and ecosystem. At our headquarters in Brooklyn, twice a week we serve a meal that we call “Eatsy.” Our approach is to foster community and productivity through a meal, designed for employees to eat together on picnic-style benches. This meal allows employees to engage with each other, within and across teams, and increases team-building and work relationships throughout the company. Eatsy also serves as an end point for company-wide meetings, so that employees can continue the conversation on important workplace topics.

In 2014, we sourced food from over 40 local businesses with an emphasis on our health and ecological impact. We eat on compostable plates, and employees sign up to deliver our compost by bike to a local farm in Red Hook, Brooklyn, where it is turned back into the soil that produces the food we enjoy together. In this way, Eatsy goes into the very soil we live and work on. Eatsy is a metaphor for how I think about many aspects of our business and our relationship to the world around us: regenerative, mindful, interdependent, community-based and fun.

Why Etsy Should be a Public Company

I believe the principles and resources of being a public company align well with the model of shared success that is fundamental to Etsy’s way of doing business, namely that we make money when our sellers make money. Investing in the growth of our business and increasing Etsy’s visibility will help elevate Etsy sellers and attract more buyers, which creates more opportunities for everyone.

Accountability / transparency

Etsy has a long history of providing data to the community, everything from key financial metrics, to our gross happiness index, to our carbon footprint data, to our workplace diversity stats. As a public company, we will be able to provide a higher level of transparency and accountability to a broader number of people.

Community participation

Being a private company means that most people don’t have an opportunity to invest in Etsy. When Etsy is a public company, anyone will be able to own a piece of Etsy, including our sellers, our buyers and anyone else who shares Etsy’s values and mission. These shareholders will be valued members of our community.

Long-term sustainability

We want to be a company that spans generations. Eighty-six of the original companies in the S&P 500 index are still publicly traded after 58 years. I view going public as an important step towards providing Etsy with the capital and long-term corporate structure to achieve similar longevity.

Making the world more like Etsy

I believe that Etsy can be a public company that holistically integrates the concerns of people and the planet, the present and the future, profitability and accountability. If we succeed, then other companies might replicate our model. We think the world will be a better place for it.

As a public company, we will continue to concentrate on the long term. Our mission to reimagine commerce is a big goal and it will take time to achieve it; success will be based on strategies that evolve over years and decades, not just quarters. We are more focused on creating long-term results for us and our community than short-term results that lack that promise.

I believe this approach will deliver the most sustainable long-term returns to investors.

When we’re public, we do not plan to give quarterly or annual earnings guidance. I think providing quantitative earnings guidance is misaligned with Etsy’s mission. For example, the pressure to hit a quarterly financial target could incent us too heavily to seek near-term gains, which could diminish our ability to fulfill our larger mission over the long-term.

We will continue to be transparent with our investors. Instead of providing guidance in the traditional sense, I plan to talk frequently with our investors about our progress, challenges and opportunities. I welcome investors who share our long-term, community-oriented philosophy.

What’s Ahead

I am intensely grateful to all of the people who have given so much of themselves to build Etsy, and I am excited to welcome new like-minded shareholders to our community.

We are entering a new era. I believe that successful businesses will be those that combine vision, execution and discipline with values, heart and conviction. That is how I plan to lead Etsy and work with our community to build a more fulfilling and lasting world through commerce. Etsy will be entering its second decade this year, and we look forward to many more in our new form as a public company.

Onward,

Business

Our Mission

Our mission is to reimagine commerce in ways that build a more fulfilling and lasting world.

We are building a human, authentic and community-centric global and local marketplace. We are committed to using the power of business to create a better world through our platform, our members, our employees and the communities we serve.

Overview

We operate a marketplace where people around the world connect, both online and offline, to make, sell and buy unique goods. Handmade goods are the foundation of our marketplace. Whether crafted by an Etsy seller herself, with the assistance of her team or with an outside manufacturer in small batches, handmade goods spring from the imagination and creativity of an Etsy seller and embody authorship, responsibility and transparency. We believe we are creating a new economy, which we call the Etsy Economy, where creative entrepreneurs find meaningful work and both global and local markets for their goods, and where thoughtful consumers discover and buy unique goods and build relationships with the people who sell them.

Etsy was founded in June 2005 in Brooklyn, New York as a marketplace for handmade goods and craft supplies. From those beginnings, we have built an innovative, technology-based platform that, as of December 31, 2014, connected 54.0 million members, including 1.4 million active sellers and 19.8 million active buyers, in nearly every country in the world. In 2014, Etsy sellers generated GMS of $1.93 billion, of which 36.1% came from purchases made on mobile devices and 30.9% came from an Etsy seller or an Etsy buyer outside of the United States.

Our Community

Our community is the heart and soul of Etsy. Our community is made up of creative entrepreneurs who sell on our platform, thoughtful consumers looking to buy unique goods in our marketplace, responsible manufacturers who help Etsy sellers grow their businesses and Etsy employees who maintain our platform and nurture our ecosystem.

Our business model is based on shared success: we make money when Etsy sellers make money. Our revenue is diversified, generated from a mix of marketplace activities and the services we provide Etsy sellers to help them create and grow their businesses. Marketplace revenue includes the fee an Etsy seller pays for each completed transaction and the listing fee an Etsy seller pays for each item she lists. Seller Services revenue includes fees an Etsy seller pays for services such as prominent placement in search results via Promoted Listings, payment processing via Direct Checkout and purchases of shipping labels through our platform via Shipping Labels. Other revenue includes the fees we receive from a third-party payment processor.

In 2014, Etsy sellers generated GMS of $1.93 billion, up 43.3% over 2013. In 2014, we generated revenue of $195.6 million, up 56.4% over 2013. In 2014, we generated a net loss of $15.2 million and Adjusted EBITDA of $23.1 million compared to a net loss of $0.8 million and Adjusted EBITDA of $16.9 million in 2013. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Our Values

Our values are integral to everything we do.

We are a mindful, transparent and humane business.  We believe that business interests and social and environmental responsibility are interwoven and aligned and that the power of business should be used to strengthen communities and empower people. To demonstrate our commitment, each year we publish a Values & Impact report to monitor and then publicly report our efforts to minimize the harm and maximize the benefit that we have on people and the planet. B Lab, an independent nonprofit organization, has certified us as a B Corporation for our adherence to rigorous social and environmental standards, and Fortune has recognized us as a great place to work in both 2013 and 2014.

We plan and build for the long term.  We want to build a company that lasts, and we plan to measure our success in years and decades. Etsy sellers in particular depend on us and on our platform to grow their businesses, so we will strive to make decisions that are best for the long-term health of our ecosystem.

We value craftsmanship in all we make.  Craftsmanship is the marriage of skill and passion. We believe every job at our company should demonstrate our commitment to craft. We are an engineering-driven company, and we think of our code as craft: we are makers of the products and services that our members use, and we approach the work we do with the same care and inspiration as do Etsy sellers.

We believe fun should be part of everything we do.  Our mission includes fostering a world in which personal fulfillment is a key element of success. We believe that this way of working is connected and joyful. We strive to do excellent work and bring a sense of humor and playfulness to it.

We keep it real, always.  We have the courage and the will to do business in ways that are unconventional and impactful. We strive to stay genuine, maintaining integrity, humility and sincerity in everything we do. When we feel that we are not being true to our values or our mission, we are not afraid to stop and change course.

Our Community

Our community includes Etsy sellers, Etsy buyers, responsible manufacturers and Etsy employees.

Etsy Sellers: Creative Entrepreneurs

Etsy sellers join our community to be part of a vibrant global-local marketplace that allows them to express their creativity and turn their passion into a business while connecting to thoughtful consumers locally and around the world. As of December 31, 2014, there were 1.4 million active sellers on our platform and more than 11% of active sellers as of that date had been selling on Etsy for more than four years.

Etsy Sellers

We support a diverse group of artists, makers, designers and collectors from around the world—from the solo artisan to the full-time jewelry maker with staff; from the antique furniture collector to the textile graphic designer partnering with a small-batch manufacturer.

Etsy sellers range from hobbyists to professional merchants, and have a broad range of personal and professional goals. In November 2014, we conducted a survey of U.S. Etsy sellers who made a sale in the preceding 12 months, to which 4,000 sellers responded. The 2014 Seller Survey reveals a unique population of Internet-enabled creative entrepreneurs who are building businesses on their own terms—prioritizing flexibility, independence and creativity. Some Etsy sellers are looking for extra pocket money, while others depend on their shops to support themselves and their families. According to our 2014 Seller Survey, among U.S. Etsy sellers:

•	86% are women;

•	95% run their shops from their homes;

•	90% aspire to grow their sales in the future;

•	79% started their Etsy shop as an outlet for creativity;

•	65% started their Etsy shop as a way to supplement income; and

•	76% consider their Etsy shop to be a business.

Etsy Buyers: Thoughtful Consumers

Etsy buyers visit our marketplace to discover a broad selection of unique goods, ranging from a $5 ornament to a $50 hand-knit sweater to a $2,000 custom-made coffee table. In a 2014 survey of Etsy buyers, 92% agreed that Etsy offers products they cannot find elsewhere. We believe many Etsy buyers are motivated by more than simply price and convenience; we believe they also value craftsmanship, artistry, uniqueness, authenticity and sustainability. We find that Etsy buyers want to know how items were made, where they were made and who made them. In our marketplace, Etsy buyers can enjoy a personalized shopping experience and direct interactions with Etsy sellers. Etsy buyers can also purchase customized items or other bespoke goods from Etsy sellers. By buying in our marketplace, Etsy buyers are supporting creative entrepreneurs in their local communities and around the world. As of December 31, 2014, there were 19.8 million active buyers on our platform.

Marketplace Activity

Etsy buyers also include retailers we have selected for our Wholesale offering, which we launched in August 2014. From local boutiques to national chains such as Nordstrom and Whole Foods, retailers use our platform to connect with new artists and designers and to add unique and distinctive items to their store offerings. As of December 31, 2014, more than 6,500 local boutiques and two U.S. national retail chains had been invited to join our Wholesale offering.

Responsible Manufacturers

We are committed to helping Etsy sellers who want to work with responsible, small-batch manufacturing partners to increase their production. An Etsy seller might work with a cut-and-sew shop to make clothes she has designed, a casting house that casts her wax models for her jewelry designs or a digital printing house that prints her photographs on household items. We ask Etsy sellers to work with manufacturers who adhere to our ethical expectations: humane working conditions, non-discrimination policies, sustainability practices and no child, youth or involuntary labor. As of December 31, 2014, we had approved more than

3,000 Etsy shops for over 5,000 manufacturing partnerships. Much of this production is local: as of December 31, 2014, 86% of manufacturers partnering with Etsy sellers were located in the same country as the Etsy seller.

Etsy Employees

We too are members of our community. Whether crafting our policies, talking with Etsy sellers and Etsy buyers in our online forums or building the tools and services underlying our marketplace, our employees create lasting, authentic connections in our community. Etsy employees emphasize building personal relationships with Etsy sellers, visiting their shops, inviting them to our offices for lunch or celebrating with them at in-person events.

Our Opportunity

We operate at the center of several converging macroeconomic trends in online and mobile commerce, employment, consumption and manufacturing. We believe that in combination these trends will benefit millions of people in our ecosystem around the world: Etsy sellers engaging in their creative passion, working for themselves and defining success on their own terms; Etsy buyers accessing a diverse, global marketplace of goods that have historically been found in highly fragmented markets; and, increasingly, responsible manufacturers using modern tools to craft goods in partnership with Etsy sellers.

Trends in Our Favor

Trends in Online and Mobile Commerce

Etsy sellers offer goods in dozens of online retail categories, including jewelry, stationery, clothing, home goods, craft supplies and vintage items. Euromonitor, a consumer market research company, estimated that the global online retail market was $695 billion in 2013, up from $280 billion in 2008, representing a compound annual growth rate, or CAGR, of 19.9%. This growth is expected to continue, with the global online retail market becoming a significantly larger portion of the total retail market, reaching $1.5 trillion by 2018, implying a 16.6% CAGR from 2013.

Mobile commerce is also increasingly important in online retail. comScore estimated that since the first quarter of 2013, consumers visiting online commerce sites spent more than half of their browsing time on mobile devices; however, online commerce spending via mobile devices represented only 11% of total online commerce dollars in the third quarter of 2014.

Trends in Employment

Whether motivated by economic necessity or personal preference, a growing number of people are turning to self-employment for their livelihoods.

In a 2012 survey of middle-class households in the United States by the Pew Research Center, 85% said that it was more difficult to maintain their living standards today than it was ten years ago. The erosion of middle-income jobs is not unique to the United States: we believe middle-class families in many developed countries face similar challenges. Responding to these challenges, many people supplement their incomes and support their families by becoming freelancers, and freelancers are now making significant contributions to their respective economies. A study commissioned in July 2014 by the Freelancers Union and Elance-oDesk, or the Freelancer Study, estimated that 53 million Americans are working as freelancers, or 34% of the U.S. workforce. The same study estimated that this freelance workforce adds $715 billion to the U.S. economy each year.

Brandi Harper, Etsy Shop: purlBknit, Brooklyn, NY

The Freelancer Study also found that millennials (workers under 35) represent a source of growth in the number of Americans working as freelancers. Millennials are more likely to freelance than older workers—38% of millennials are freelancing, compared to 32% of workers over 35—and many millennials have spent their entire working lives in this freelance era. Millennial freelancers are also more likely to search out work that has “a positive impact on the world” (62% of millennials vs. 54% of non-millennials) or is “exciting” (62% of millennials vs. 47% of non-millennials).

Many other people are motivated by similar personal priorities to start their own businesses. In 2012, a Harvard Business School study found that “autonomy” was a top motivation in a faculty survey of 2,000 business founders, amongst all age cohorts and for both men and women.

Women are also contributing to the trend towards self-employment. According to an October 2012 analysis by Booz and Company, by 2020, 865 million women worldwide who have not previously been part of the economic mainstream will join as producers, consumers, employees and entrepreneurs. World Bank research shows that, in certain developing nations, over half of the women in the labor force are self-employed.

In combination, these data underscore the importance of tools that help people start and grow their businesses. We believe that many of these freelancers, millennials and women have creative skills that could provide a foundation for entrepreneurship, but that they often have little or no experience running their own businesses, and they typically lack the marketing resources, the technological expertise and the manufacturing and logistics capabilities to turn their creativity into a business.

Trends in Consumption

Most large retailers today follow the same formula, emphasizing efficiency and scale and pressuring their suppliers to reduce their costs in order to serve mass-produced goods at the lowest-possible prices. We believe, however, that many consumers want to purchase goods that are unique and that reflect their personality and style, not simply mass-produced, generic goods. Some consumers want their purchases to reflect their values; they want to support retailers and suppliers that have responsible and sustainable policies toward their employees, their communities and the environment. Finding these goods can be difficult, as markets for such goods have historically been highly fragmented across boutiques, consignment stores and other venues and marketplaces.

Chris and Katie Francis, Lee Goodwin, Olivia Turrell, Etsy Shop: Docksmith, Brunswick, ME

A 2014 Nielsen study reported that global consumers between the ages of 21 and 34 represent 51% of all consumers who are willing to pay extra for sustainable products. The Nielsen study also indicated that 55% of consumers worldwide are willing to pay extra for products and services from companies committed to social impact, a 10% increase from a similar study in 2011, and that 46% of those consumers identified support for small businesses and entrepreneurship as a key cause.

Still other thoughtful consumers are looking to support their local communities and prefer buying goods that they can trace to an individual person or community. According to a 2014 Havas Worldwide case study, 53% of consumers say that when possible they prefer to buy directly from an individual producer than from a store or shopping center. These consumers prefer to bypass large manufacturers and retailers when possible in favor of buying locally and independently-produced goods.

Trends in Manufacturing

Just as the power of computing, once reserved for government and large businesses, is now available to individuals on their personal computers and mobile devices, individuals and small businesses now have the ability to manufacture goods in their homes and studios using tools such as computer-assisted design, 3D printers, computer-controlled routers and other machines at a fraction of the historical cost. We believe the decrease in the size and the cost of these tools will make it easier for creative entrepreneurs to start new businesses. We also believe that small-batch manufacturers will be able to use these new technologies to provide high-quality manufacturing services to creative entrepreneurs. According to the U.S. Census Bureau, in 2011, approximately 65% of manufacturing establishments had 19 or fewer employees. Manufacturing plants that produce items such as apparel, leather, ornamental metal, furniture, printing materials, cutlery and jewelry tended to have even smaller workforces, as 80% had 19 or fewer employees. We believe that to scale their own businesses, creative entrepreneurs can access this growing number of small-batch manufacturers.

Allison Faunce, Etsy Shop: Little Hero Capes, Somerset, MA

Our Strengths

Our platform connects millions of Etsy sellers and Etsy buyers globally, making it one of the largest online marketplaces in the world. We have achieved our scale because of the following key strengths:

Our Authentic, Trusted Marketplace.  We have built an authentic, trusted marketplace that embodies our values-based culture, emphasizing respect, direct communication and fun. We have developed a reputation for authenticity as a result of Etsy sellers’ unique offerings and their adherence to our policies for handmade goods embodying the principles of authorship, responsibility and transparency. We establish trust in our marketplace by emphasizing the person behind every transaction. We deepen connections among our members through our direct communication tools, seller stories on our website and apps and in-person events, making a personal relationship central to the member experience. The authenticity of our marketplace and the connections among people in our community are the cornerstones of our business.

Our Passionate, Engaged and Loyal Members.  Our members are passionate, engaged and loyal—not only to us, but to each other—building a strong community.

•	Our active sellers and active buyers remain so for multiple years. For example, 32.3% of active sellers and 44.7% of active buyers as of December 31, 2011 continued to be active sellers and active buyers, respectively, three years later, as of December 31, 2014. In addition, as of December 31, 2014, 11% of active sellers have been selling on Etsy for more than four years. Likewise, as of December 31, 2014, 11% of active buyers have been members for more than four years.

•	Our members’ repeat sales and purchases drive GMS growth. In 2014, 78.5% of our GMS resulted from repeat purchases made by Etsy buyers, and 99.3% of our GMS was generated by repeat sales made by Etsy sellers.

•	Our active sellers and active buyers also log into Etsy frequently. During the fourth quarter of 2014, 78% of active sellers as of December 31, 2014 and 63% of active buyers as of December 31, 2014 logged in to our marketplace.

•	Our members also spend time with each other. For example, Etsy sellers and Etsy buyers sent 216 million messages on our platform in 2014 using our Conversations tool. As of December 31, 2014, 27.7% of active sellers belong to a self-organized Etsy Team, developing supportive personal relationships with other Etsy sellers as they build their independent creative businesses. Currently, over 10,000 Etsy Teams have formed around the world.

The passion and loyalty demonstrated by Etsy sellers and Etsy buyers underlies the growth and scale of our platform. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Performance—Growth and Retention of Active Sellers and Active Buyers” for more information.

GMS Contribution by Purchase Type

Our Innovative Technology.  Our widely-respected engineering team has built a sophisticated platform that enables millions of Etsy sellers and Etsy buyers to smoothly transact across borders, languages and devices. Our team is at the forefront of the software engineering practice of continuous deployment. We update our code as often as every 20 minutes, and as many as 70 times per day, with more than 10,000 deploys during the year ended December 31, 2014. To enhance the performance of our platform, we collect and analyze a large volume of data. For example, we currently collect more than 1.8 million discrete metrics, which we expect will increase as we grow. Further, in the field of search relevance and purchase recommendations, we currently collect and analyze more than 1,200 terabytes of data to calculate search and personalization relevance signals in real time to recommend goods to each prospective Etsy buyer from a broad inventory of unique goods.

For the year ended December 31, 2014, 53.2% of our visits and 36.1% of our GMS were generated on a mobile device. We developed our “Sell on Etsy” mobile app to help the Etsy seller operate her shop and manage orders. Our mobile website and our mobile app for Etsy buyers, which we developed to keep Etsy buyers engaged wherever they are, includes search, discovery, curation, personalization and social shopping features, optimized for the mobile experience.

Our Scaled, Global-Local Marketplace.  Our marketplace is global-local, meaning that we focus on building local Etsy communities around the world. Etsy sellers and Etsy buyers in these local communities, in turn, have global reach and access through our platform. Currently, Etsy sellers and Etsy buyers are based in nearly every country in the world and our marketplace is available in 10 languages. In 2014, 30.9% of our GMS involved an Etsy seller or Etsy buyer outside of the United States. We believe our global-local marketplace creates strong competitive advantages outside the United States because our success is not dependent on scale in any given country; instead, the diverse location of Etsy sellers and Etsy buyers creates the scale, and a concentration of Etsy sellers and Etsy buyers in any given region can give rise to a vibrant local Etsy marketplace.

Our Seller-Aligned Business Model.  Etsy sellers are drawn to our platform because we empower them to succeed, and as Etsy sellers succeed, so do we. Our seller-aligned business model creates network effects. The more we invest in our platform, the more we enable Etsy sellers to pursue their craft and grow their businesses and the easier we make it for Etsy buyers to find unique goods. We call this Etsy’s Empowerment Loop. Some 76% of Etsy sellers consider their Etsy shops to be businesses and 90% want to grow their businesses, as indicated by our 2014 Seller Survey. We focus on offering Seller Services that help an Etsy seller spend more of her time on her creative passion and less of her time on the administrative aspects of running a business. During the year ended December 31, 2014, 46.1% of Etsy sellers used at least one of our Seller Services. Similarly, we have launched our manufacturing and Wholesale offerings in an effort to enable an Etsy seller to grow her business on our platform.

Etsy Empowerment Loop

Our Strategy: The Path Ahead

Make Etsy an Everyday Experience.  The power of human connection is central to the Etsy member experience. We emphasize relationships, connecting creative entrepreneurs to thoughtful consumers around the world, and we continually strive to make those connections a daily habit for our members.

The everyday experience starts with mobile. In 2014, 53.2% of our visits and 36.1% of our GMS were generated on a mobile device:

•	We will continue to help the Etsy seller manage her shop, connect with Etsy buyers and sell her goods on our platform, all on her mobile device. We plan to bring the Etsy experience to local communities, using mobile technology to highlight Etsy sellers’ goods in nearby brick-and-mortar stores and crafts fairs.

•	We will continue to make it easy and fun for Etsy buyers to connect with Etsy sellers and to discover and purchase Etsy sellers’ unique goods, particularly though mobile devices. We plan to improve Etsy buyers’ engagement with our community through enhanced content, search and discovery.

Build Local Marketplaces, Globally.  Our vision is global and local. In 2014, 28.9% of Etsy sellers were located outside the United States, and 30.9% of our GMS involved an Etsy seller or Etsy buyer outside of the United States. Although we promote cross-border transactions, our strategy is to build and deepen local Etsy communities around the world, each with its own ecosystem of Etsy sellers and Etsy buyers. To meet this goal, we plan to invest in local marketing and content and local payment and shipping solutions in countries around the world. We believe our locally-focused work will broaden the reach of our global platform.

Kamma Spring, Etsy Shop: Lorgie, Fremantle, Australia

Offer High-impact Seller Services.  Seller Services, such as Promoted Listings, Direct Checkout and Shipping Labels, help an Etsy seller spend more time on the pleasures of her craft and less time on the administrative aspects of her business. Seller Services represented $42.8 million, or 34.2%, of our revenue in 2013, a 169.9% increase over 2012, and $82.5 million, or 42.2%, of our revenue in 2014, a 92.7% increase over 2013. According to our 2014 Seller Survey, for every hour that an Etsy seller spends making her products, she spends another hour doing business-related tasks, including inventory management, shipping, customer service, marketing and accounting. We intend to enhance existing Seller Services, extend their geographic reach and introduce new ones to increase the amount of time an Etsy seller can devote to her craft.

How an Etsy Seller Spends Her Time

Expand the Etsy Economy.  We intend to fulfill our mission to reimagine commerce by expanding the impact of our platform beyond our community. By further developing our manufacturing program, we believe we will help Etsy sellers who want to grow their businesses connect with skilled partners, while helping to revitalize small-batch manufacturing in local communities. We will also continue to focus on our Wholesale offering, which we launched in August 2014, so that Etsy sellers can sell their products to select retail partners such as Nordstrom and Whole Foods. Finally, we plan to focus on strategic partnerships, technological advances and public-private endeavors such as our Craft Entrepreneurship program, which we believe will bring the benefit of the Etsy Economy to more people and more communities.

Invest in Marketing.  We believe that the rapid growth of our marketplace is a testament to our compelling value proposition for Etsy sellers and Etsy buyers. Etsy sellers and Etsy buyers have been our best marketers, and the majority of our visits have come from direct and organic channels. Historically, we have invested relatively small amounts in marketing. We spent only $10.9 million on marketing in 2012 and only $17.9 million in 2013. In 2014, we began increasing our brand and digital marketing efforts and spent $39.7 million in marketing, up 122% from 2013.

We plan to continue to increase our marketing spending on traditional and online media to increase awareness of our brand and attract additional members to our ecosystem.

Visits to Etsy by Channel

Our investment in marketing has shown early signs of success. Beginning in the fourth quarter of 2013, we strategically increased our marketing spending in the United Kingdom, our second largest market in terms of number of active sellers, with a goal of growing the number of Etsy buyers in the United Kingdom. In the following twelve months, we spent five times more on search engine marketing in the United Kingdom during the twelve months ended September 30, 2014 than we did during the same period in the prior year. During the twelve months ended September 30, 2014, the number of active buyers in the United Kingdom grew 112.9% year-over-year, compared to 89.0% year-over-year in the same period in the prior year. Additionally, Etsy buyers in the United Kingdom spent more in our marketplace, with the amount spent increasing by 114.2% year-over-year versus 64.7% year-over-year in the same period in the prior year. Our success in the United Kingdom demonstrates our ability to accelerate growth with marketing improvements and increased marketing spending. We intend to apply the key lessons from our experience in the United Kingdom into growing other local Etsy markets around the globe.

Our Platform

Our platform is an authentic vehicle for person-to-person commerce, both globally and locally. Our platform includes our marketplace, our Seller Services, our technology and our community, both online and offline. The core of our platform is our marketplace, which connects people around the world to make, sell and buy unique goods.

Connecting People through Our Platform

The Etsy Seller Experience

Our platform makes it easy for an Etsy seller to open an Etsy shop and operate her business. We help the Etsy seller in the following ways:

•	Seller Services. We offer a variety of services to help Etsy sellers build their personal brands, engage potential customers and complete transactions. These services include:

•	Promoted Listings. Our Promoted Listings offering enables an Etsy seller to pay a cost-per-click based fee to feature and promote her goods in search results generated by Etsy buyers on our platform. This service allows an Etsy seller to target Etsy buyers who are specifically searching for goods similar to those she offers for sale. As of December 31, 2014, 18.2% of active sellers used Promoted Listings in 2014.

•	Direct Checkout. Our Direct Checkout offering allows Etsy sellers to accept various forms of payment such as credit cards, debit cards and Etsy gift cards. As of December 31, 2014, Direct Checkout was available in 22 countries and 10 currencies. Once an Etsy buyer makes payment, the Etsy seller receives the funds in her own bank account and in her local currency. In addition, in October 2014, we expanded Direct Checkout to enable an Etsy seller in the United States to use our “Sell on Etsy Reader” to accept credit card and debit card payments in person, whether at her store or her booth at a craft fair. As of December 31, 2014, 36.1% of active sellers used Direct Checkout in 2014.

•	Shipping Labels. Etsy sellers can purchase United States Postal Service and Canada Post shipping labels through our platform with the appropriate amount of postage. The ability to print shipping labels at home reduces the cost and time it takes Etsy sellers to ship goods to Etsy buyers. As of December 31, 2014, 21.4% of active sellers in the United States and Canada purchased shipping labels through our platform in 2014.

Use of Seller Services in 2014

•	Mobile. We developed our “Sell on Etsy” mobile app to help Etsy sellers operate their shops and manage orders. Etsy sellers can also access communication and shop management tools and help resources through the Sell on Etsy mobile app. From its launch in April 2014 through December 31, 2014, 21.9% of active sellers used our Sell on Etsy app.

•	Seller Dashboard. Etsy sellers can analyze visits to their shop and listings, estimate the effectiveness of their spending on Promoted Listings, monitor orders and track sales using our online seller dashboard. Etsy sellers can access the dashboard on our website or on our Sell on Etsy mobile app.

•	Education. We provide extensive educational resources to teach Etsy sellers how to build and grow their businesses on our platform through blog posts, video tutorials, the Etsy Seller Handbook (available on our website), access to our online forums, and insights from our support teams. In addition to our own educational resources, Etsy sellers connect through Etsy Teams to build personal relationships, collaborate, and educate and support each other.

The Etsy Buyer Experience

To help Etsy buyers discover and purchase items that they love, we provide a number of tools, including:

•	Communication. We believe human connection is central to Etsy buyers’ engagement. Etsy buyers and Etsy sellers use the Conversations tool on our platform to communicate, person to person, about their orders, to request custom goods or personalization of goods or simply to have a conversation about the product or the process. In 2014, our members sent 216 million messages on our platform.

•

Search and discovery.  Our platform is engineered to provide a personalized experience to each Etsy buyer that adjusts in real time based on her interactions with our marketplace. An Etsy buyer may search for an item using our search tool bar and filter the results by color, price, location or other characteristics. She may browse through items, creating an activity feed by “favoriting” items that catch her eye and by following shops and tastemakers. In 2014, our members tagged 775 million favorites on our platform. We glean insights from Etsy buyers’ interactions through our machine-learning algorithms and through traditional information retrieval techniques, such as cookies. We use these insights to personalize the activity feed an Etsy buyer sees when she comes to Etsy, with suggestions of shops or tastemakers to follow and items to buy or favorite. We use the data we collect and the insights we gain to match Etsy sellers’ goods with Etsy buyers’ tastes and interests. Our community is large and engaged, with more than 4.3 billion search page views in 2013.

Discovering Unique Goods

•	Mobile. We strive to keep Etsy buyers engaged wherever they are, by providing the functionality of our website in iOS and Android mobile apps, specifically crafted for Etsy buyers. Our mobile apps for Etsy buyers include search and discovery, curation, personalization and social shopping features similar to those that Etsy buyers enjoy on our desktop site. Our mobile apps have been downloaded 21.8 million times as of December 31, 2014.

Our Policies

Our members rely on us to maintain a marketplace that meets their expectations for authenticity. Our policies are designed to give the Etsy buyer the comfort that she is purchasing unique goods from a small business that adheres to certain principles.

Most fundamentally, we require that goods listed in our marketplace be handmade, vintage or craft supplies. Handmade items begin with the imagination and creativity of the Etsy seller. To conform to our vision of handmade, we ask that the Etsy seller follow these three principles:

•	Authorship: The Etsy seller should have a meaningful design and creative role in the items she is selling.

•	Responsibility: The Etsy seller should know how her goods are made and by whom.

•	Transparency: The Etsy seller should be open and honest about how her goods are made and by whom.

Etsy buyers enjoy a high degree of insight into Etsy sellers’ business practices. Our policies encourage Etsy sellers to be transparent about themselves, their businesses and the goods they sell. We enforce our policies through the following:

Integrity team.  The job of our Integrity team is to remove items that do not belong in our marketplace. We use a combination of machine learning, automated systems and community-generated queries and flags to review items and shops that may be in violation of our policies.

Trust and Safety team.  Our Trust and Safety team uses human review and sophisticated automated tools and algorithms to detect fraud. We cancel transactions if fraud is detected, and we strive to prohibit bad actors from using our platform.

Responsible Seller Growth team.  Our Responsible Seller Growth team reviews the application of every Etsy seller who applies to work with an outside manufacturer. We do not review or approve the manufacturer; instead, we look to the Etsy seller to provide evidence of authorship, responsibility and transparency.

Our Case System.  Etsy sellers and Etsy buyers communicate via our Case System in instances when items do not arrive or are not as expected. Disputes are often resolved without our involvement. When necessary, we intervene, and when appropriate, we may suspend or terminate the accounts of members who do not adhere to our policies.

Our Unique Engineering Culture and Approach

Etsy engineering is widely known for its thought-leading approaches to software development as well as its unique engineering culture. Our engineering team coined the phrase “Code as Craft” to describe our love for building software and our melding of engineering discipline and individual craftsmanship. We believe our engineers have the skills, practices and experience needed to embrace the change the future inevitably brings. As of December 31, 2014, our engineering team consisted of 241 employees.

Code as Craft

Our engineering culture is built on three principles:

•	A mindful and humane approach. We trust humans and we build for humans. We believe that judgment, mindfulness and intelligence can be found and developed in the people doing the work, and our environment provides continuous opportunities to develop those traits. An organization of engaged, empowered, mindful engineers can adapt to inevitable and unpredictable change.

•	A spirit of generosity. Our engineers believe that we are part of a larger community of practice and a larger world, and part of each engineer’s job is improving our team, our company, our industry and the world. Every engineer is expected to contribute to open source software projects and to write or speak publicly. We believe this increases job satisfaction and retention, gives us outsized influence in our industry and eases onboarding as prospective employees can learn about our culture before joining us.

•	Adaptability and learning. We learn through honest, blameless reflection on lessons and surprises. We believe that traditional root-cause analysis makes learning from mistakes difficult. Our blameless post-mortem process is a widely-cited technique that we believe is becoming best practice among organizations that value innovation. Blameless post-mortems drive a significant percentage of our development as we analyze what about our production environment was less than optimal and rapidly make corresponding adjustments.

Our Work Culture

We pride ourselves on our values-based culture. We emphasize respect, direct communication and fun. We focus on maximizing our employees’ professional and personal well-being. We evaluate performance not just on traditional business metrics, but also on societal and environmental goals and on adherence to our mission and values.

We believe employee happiness comes from engaging and fulfilling work and from ample personal and professional growth opportunities. We invest heavily in employee development by offering coaching, skills workshops and training. We actively encourage personal education through arts and crafts workshops and employee-taught classes called “Etsy School,” covering subjects ranging from screen printing to Python programming.

As of December 31, 2014, we had 685 employees worldwide, with 430 in our offices in Brooklyn, New York. Of those employees, we had 153 in member operations, 332 in product and engineering, 89 in marketing and 111 in corporate. Our product development expenses were $18.7 million, $27.5 million and $36.6 million in the years ended December 31, 2012, 2013 and 2014, respectively.

We proactively work and recruit to improve the gender balance at all levels of our company. As of December 31, 2014, 51% of employees identified as female. As of December 31, 2014, women comprised 46% of managers and 28% of product, engineering and technical operations employees.

Etsy.org

In January 2015, we formed Etsy.org, a Delaware non-profit organization, to focus on building innovative educational programs that reimagine how and to whom business is taught. In particular, Etsy.org will focus on educating women and other under-represented entrepreneurial populations and empowering them to build businesses that regenerate communities and the planet. In January 2015, we issued 188,235 shares of our common stock to Etsy.org, and we expect to use $300,000 of the proceeds of this offering to partially fund Etsy.org.

Competition

We compete with retailers for the Etsy seller. An Etsy seller can list her goods for sale with online retailers or sell her goods through local consignment and vintage stores and other venues and marketplaces. She may also sell wholesale directly to traditional retailers, including large national retailers, who discover her goods in our marketplace or otherwise. We also compete with companies that sell software and services to small businesses, enabling an Etsy seller to sell from her own website or otherwise run her business independently of our platform. We are able to compete for Etsy sellers based on our brand awareness, the breadth of our online presence, the number and engagement of Etsy buyers, our Seller Services, our fees, the strength of our community and our values.

We also compete with retailers for the attention of the Etsy buyer. An Etsy buyer has the choice of shopping with any online or offline retailer, whether large marketplaces or national retail chains or local consignment and vintage stores or other venues or marketplaces. We are able to compete for Etsy buyers based on the unique goods that Etsy sellers list in our marketplace, awareness of our brand, the person-to-person commerce experience, our reputation for authenticity, our mobile apps, ease of payment and the availability and reliability of our platform.

Intellectual Property

Protection of our technology and intellectual property is an important component of our success. We rely on intellectual property laws, primarily including trade secret, copyright and trademark laws in the United States and abroad, and we use confidentiality procedures, non-disclosure agreements, invention assignment agreements and other contractual rights to protect our intellectual property.

While we have obtained or applied for patent protection for some of our intellectual property, we generally do not rely on patents as a principal means of protecting intellectual property. We register domain names, trademarks and service marks in the United States and abroad. We also rely upon common law protection for certain trademarks.

Circumstances beyond our control could pose a threat to our intellectual property rights. Effective intellectual property protection may not be available in the United States or other countries in which we operate. In addition, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective. Any impairment of our intellectual property rights could harm our business, our ability to compete and our operating results.

Facilities

Our headquarters are located in Brooklyn, New York where we occupy approximately 104,493 square feet under a lease that expires in 2016. We use these facilities for our principal administration, technology and development and engineering activities. Our European headquarters are located in Dublin, Ireland.

In May 2014, we signed a lease for new corporate headquarters, also located in Brooklyn, which we expect to occupy in 2016. The lease covers two buildings totaling approximately 198,635 square feet and will expire approximately ten years from the later to occur of the two buildings’ lease commencement dates. We expect that our new space will allow us to grow our local staff, will be LEED-certified and will support our efforts to reduce our environmental footprint.

We also maintain offices in Hudson (New York), San Francisco, Berlin, Dublin, London, Paris, Melbourne and Toronto.

We believe that our current facilities are suitable and adequate to meet our ongoing needs and that, if we require additional space, we will be able to obtain additional facilities.

Government Regulation

As with any company operating on the Internet, we grapple with a growing number of local, national and international laws and regulations. These laws are often complex, sometimes contradict other laws, and are frequently still evolving. Laws may be interpreted and enforced in different ways in various locations around the world, posing a significant challenge to our global business. For example, U.S. federal and state laws, EU directives, and other national laws govern the processing of payments, consumer protection and the privacy of consumer information; other laws define and regulate unfair and deceptive trade practices. Still other laws dictate when and how sales or other taxes must be collected. Laws of defamation apply online and vary by country. The growing regulation of e-commerce worldwide could impose additional compliance burdens and costs on us or on Etsy sellers, and could subject us to significant liability for any failure to comply. Additionally, because we operate internationally, we need to comply with various laws associated with doing business outside of the United States, including anti-money laundering, anti-corruption and export control laws.

Legal Matters

From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. There can be no assurances that we will obtain a favorable outcome. Regardless of the outcome, such proceedings can harm us because of defense and settlement costs, diversion of resources and other factors.

Management

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of April 15, 2015, are listed below:

Name	Age	Position(s)
Executive Officers:
Chad Dickerson	42	President, Chief Executive Officer and Chair
Kristina Salen	43	Chief Financial Officer
Jordan Breslow	59	General Counsel and Secretary
Kellan Elliott-McCrea	37	Chief Technology Officer and Chief Architect

Non-Employee Directors:
James W. Breyer(1)	53	Director
M. Michele Burns(1)(2)	58	Director
Jonathan D. Klein(2)(3)	54	Director
Melissa Reiff(3)	60	Director
Fred Wilson(1)(2)(3)	53	Lead Independent Director

(1)	Member of nominating and corporate governance committee

(2)	Member of audit committee

(3)	Member of compensation committee

The following is a brief biography of each of our executive officers and directors:

Executive Officers

Chad Dickerson has served as our president and chief executive officer since July 2011, as a member of our board of directors since September 2011, and has served as the chair of our board of directors since October 2014. He previously served as our chief technology officer from September 2008 until July 2011. Prior to Etsy, Mr. Dickerson was the director of the Advanced Products/Brickhouse team at Yahoo! Inc., a multinational Internet company, from December 2007 to August 2008, was the head of the Yahoo! Developer Network from June 2006 to December 2007 and was the director of platform evangelism from August 2005 to May 2006. Prior to Yahoo!, Mr. Dickerson served as chief technology officer at InfoWorld Media Group, Inc., an information technology online media business, from April 2001 to August 2005. Mr. Dickerson worked on early web-based newspapers, including Salon.com from July 1998 to March 2001. Mr. Dickerson holds a B.A. in English literature from Duke University. Mr. Dickerson should serve as a member of our board of directors because he is our chief executive officer and because he has extensive experience in media and technology companies.

Kristina Salen has served as our chief financial officer since January 2013. Prior to Etsy, Ms. Salen led the media, Internet, and telecommunications research group of FMR LLC d/b/a Fidelity Investments, a multinational financial services company, from January 2006 to January 2013. Prior to Fidelity, Ms. Salen worked in various financial and executive roles at several companies, including Oppenheimer Capital LLC, an investment firm, from June 2002 to December 2005; Merrill Lynch & Co., Inc., a financial services corporation acquired by Bank of America Corporation in January 2009, from June 1997 to June 2001; Lazard Frere & Co. LLC, a global financial advisory and asset management firm, from April 1996 to June 1997; and SBC Warburg, an investment bank, from December 1994 to April 1996. Ms. Salen has served as a member of the board of directors of Cornerstone OnDemand, Inc., a cloud-based talent management software solution company, since July 2014. Ms. Salen holds a B.A. in Political Science from Vassar College and an M.B.A. in finance from Columbia University.

Jordan Breslow has served as our general counsel since November 2013 and as secretary since September 2014. Prior to Etsy, Mr. Breslow served as general counsel of New Island Capital Management, Inc., an impact investment advisor, from April 2011 to November 2013; as general counsel of Silver Spring Networks, Inc., a provider of smart grid networks, from May 2008 to September 2010; and as general counsel of Opsware, Inc. (formerly called Loudcloud), a provider of data center software, from February 2000 to September 2007. Prior to that, Mr. Breslow was an associate and a partner at several law firms. Mr. Breslow has also served as a Adjunct Professor at the New York University School of Law since February 2015. Mr. Breslow has also lectured at University of California-Berkeley Law School and San Francisco State University. Mr. Breslow holds a B.A. in Anthropology from San Francisco State University and a J.D. from University of California, Hastings College of the Law.

Kellan Elliott-McCrea has served as our chief technology officer and chief architect since July 2011, and previously served as our vice president of engineering from July 2010 to July 2011. Prior to Etsy, Mr. Elliott-McCrea worked as Flickr’s architect at Yahoo! from May 2006 to June 2010. Prior to Yahoo!, Mr. Elliott-McCrea served as an engineer at several start-ups. Mr. Elliott-McCrea founded his first Internet startup, Metaevents, Inc., a developer of an online calendar publishing tool, in 1997, which was acquired in 2000 by AnyDay.com, Inc., an online free calendar and scheduling service, shortly before AnyDay.com, Inc. was acquired by Palm, Inc., a mobile product manufacturer, where he served as a principal engineer. Mr. Elliott-McCrea is the author of several well-known open source libraries, including MagpieRSS which is a key component of a large number of open source applications. He is also a co-author of the IETF security standard: OAuth.

Non-Employee Directors

James W. Breyer has served as a member of our board of directors since January 2008. Mr. Breyer has been a partner of Accel Partners, a venture capital firm, since 1987. Mr. Breyer is also the founder and has been the chief executive officer of Breyer Capital, an investment firm, since July 2006. Mr. Breyer has served on the board of directors of Twenty-First Century Fox, Inc., a media company, since June 2013, and also serves on the boards of directors of several privately-held companies. Mr. Breyer has served as a fellow of the Harvard Corporation, a Harvard University Governing Board, since 2013. Previously, Mr. Breyer served as a member of the boards of directors of Brightcove, Inc., an online video and publishing platform, from 2005 to 2013;

News Corporation, a mass media company, from 2011 to 2013; Wal-Mart Stores, Inc., a multinational retail company, from 2001 to 2013, Facebook, Inc., a worldwide social network, from 2005 to 2013; Dell Inc., a worldwide merchant of technology products and services, from 2009 to 2013; Model N, Inc., a provider of revenue management solutions, from 2000 to 2013; Prosper Marketplace, Inc., a peer-to-peer online credit platform operator from 2005 to 2012; and Marvel Entertainment, Inc., a character-based entertainment company, from 2006 to 2009. Mr. Breyer holds a B.S. in interdisciplinary studies from Stanford University and an M.B.A. from Harvard University. Mr. Breyer should serve as a member of our board of directors due to his extensive experience with retail, media and technology companies, as a venture capitalist and as one of our early investors.

M. Michele Burns has served as a member of our board of directors since March 2014. Ms. Burns has served as the Center Fellow and Strategic Advisor to the Stanford Center on Longevity at Stanford University since August 2012. Ms. Burns served as the chief executive officer of the Retirement Policy Center sponsored by Marsh & McLennan Companies, Inc., an insurance brokerage and consulting firm, from October 2011 to February 2014; as chairman and chief executive officer of Mercer LLC (a subsidiary of Marsh & McLennan Companies, Inc.), a human resources consulting firm, from September 2006 to October 2011; as chief financial officer of Marsh & McLennan Companies, Inc. from March 2006 to September 2006; and as chief financial officer and chief restructuring officer of Mirant Corporation, an energy company, from May 2004 to January 2006. Ms. Burns joined Delta Airlines in January 1999 and served as chief financial officer from August 2000 until April 2004. She began her career at Arthur Andersen in 1981, serving ultimately as the Senior Partner, Southern Region Federal Tax Practice until December 1998. Ms. Burns has served as a member of the boards of directors of Cisco Systems, Inc., a multinational company that designs, manufactures and sells networking equipment, since November 2003; Goldman Sachs Group, Inc., an investment banking firm and affiliate of one of the underwriters of this offering, since October 2011; and Alexion Pharmaceuticals, Inc., a pharmaceutical company, since July 2014. She also serves on the boards of directors of, or as an advisor to, several private companies. She previously served as a member of the board of directors of Wal-Mart Stores, Inc., a multinational retail company, from June 2003 to June 2013. She is a member of the executive board of directors of the Elton John AIDS Foundation, where she also serves as Treasurer. Ms. Burns holds a B.A. in Business Administration from the University of Georgia and a Master of Accountancy from the University of Georgia. Ms. Burns should serve as a member of our board of directors due to her expertise in corporate finance, accounting and strategy, including experience gained as the chief financial officer of public companies. She also brings expertise in global and operational management, including a background in organizational leadership and human resources.

Jonathan D. Klein has served as a member of our board of directors since June 2011. Mr. Klein is co-founder and chief executive officer of Getty Images, Inc., a global digital media company and the premier creator and distributor of still imagery and video worldwide. Mr. Klein has also served as a member of the board of directors of Getty Images, Inc. (and its predecessor company Getty Communications) since March 1995. Mr. Klein has served as a member of the board of directors of Squarespace, Inc., a provider of web publishing products and services, since July 2010 and served as a member of the board of directors of Real

Networks, Inc., a provider of Internet streaming media delivery software and services, from January 2003 to November 2011. Mr. Klein also serves as a member of the boards of directors of numerous non-profit organizations, including the Committee to Protect Journalists, the Groton School, where he serves as president, and Friends of the Global Fight Against HIV, Tuberculosis and Malaria, where he serves as chairman. Mr. Klein holds an M.A. in law from the University of Cambridge. Mr. Klein should serve as a member of our board of directors due to his extensive experience with communications and media companies.

Melissa Reiff  has served as a member of our board of directors since April 2015. Ms. Reiff has served as president and chief operating officer of The Container Store Group, Inc., or TCS, a national specialty retailer of storage and organization products, since March 2013 and has served as president of TCS since early 2006. From 2003 to early 2006, Ms. Reiff served as executive vice president of stores and marketing for TCS and, from 1995 to 2003, she served as vice president of sales and marketing for TCS. Ms. Reiff has served on the board of directors of TCS since August 2007. She is a member of the Dallas chapter of the American Marketing Association, International Women’s Foundation and C200, an organization of leading women in business dedicated to fostering growth and increasing opportunities for women entrepreneurs and corporate leaders worldwide. Ms. Reiff holds a B.S. in Political Science from Southern Methodist University. Ms. Reiff should serve as a member of our board of directors due to her employee-centric operational experience and her expertise in retail and merchandising. She also brings experience as a public company executive and director.

Fred Wilson has served as a member of our board of directors since June 2007 and has served as our lead independent director since October 2014. Mr. Wilson was a founder and has served as a managing partner of Union Square Ventures, a venture capital firm, since June 2003. Mr. Wilson also serves on the boards of directors of various private companies in connection with his role at Union Square Ventures. Mr. Wilson holds an S.B. in Mechanical Engineering from Massachusetts Institute of Technology and an M.B.A. from The Wharton School of Business at the University of Pennsylvania. Mr. Wilson should serve as a member of our board of directors due to his extensive experience with social media and technology companies, as a venture capitalist, and as one of our early investors.

Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal. There are no family relationships among any of our directors or executive officers.

Director Independence

Our common stock has been approved for listing on the Nasdaq Global Select Market. The listing rules of this stock exchange generally require that a majority of the members of a listed company’s board of directors be independent within 12 months following the closing of an initial public offering. Our board of directors has determined that none of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq. The independent members of our board of directors will hold separate regularly scheduled executive session meetings at which only independent directors are present.

Audit committee members must also satisfy the independence rules in SEC Rule 10A-3 adopted under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a public company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or be an affiliated person of the listed company or any of its subsidiaries. Each of Ms. Burns, Mr. Klein and Mr. Wilson qualify as an independent director pursuant to Rule 10A-3.

Board Composition

Immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Mr. Breyer and Mr. Klein, and their terms will expire at our annual meeting of stockholders to be held in 2016;

•	the Class II directors will be Ms. Burns and Mr. Wilson, and their terms will expire at our annual meeting of stockholders to be held in 2017; and

•	the Class III directors will be Mr. Dickerson and Ms. Reiff, and their terms will expire at our annual meeting of stockholders to be held in 2018.

Directors in a particular class will be elected for three-year terms at our annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or the earlier of his or her death, resignation or removal.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect after this offering provide that only our board of directors can fill vacant directorships, including newly created seats. Any additional directorships resulting from an increase in the authorized number of directors would be distributed among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Anti-Takeover Provisions—Certificate of Incorporation and Bylaw Provisions.”

Board Oversight of Risk

One of the key functions of our board of directors is informed oversight of our risk management process. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, and our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its oversight function directly as a whole and through its standing committees. For example, our audit committee is responsible for overseeing the management of risks associated with financial reporting, accounting and auditing matters; our compensation committee oversees the management of risks associated with executive compensation policies and programs; and our nominating and corporate governance committee oversees the management of risks associated with director independence, conflicts of interest, composition and organization of our board of directors and director succession planning.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, to be effective after this offering. Our board of directors may establish other committees to facilitate the management of our business. Our board of directors and its committees meet throughout the year and may also hold special meetings and act by written consent from time to time, as appropriate. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to our full board of directors. Each member of each committee of our board of directors qualifies as an independent director in accordance with listing standards. Each committee of our board of directors has a written charter approved by our board of directors, which will be posted on the Investor Relations section of our website at www.etsy.com after this offering. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

The members of our audit committee will be Ms. Burns, Mr. Klein and Mr. Wilson after this offering, each of whom can read and understand fundamental financial statements. Each member of our audit committee is independent under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to audit committee members. Ms. Burns will chair the audit committee. Our board of directors has determined that Ms. Burns qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of Nasdaq.

Our audit committee assists our board of directors’ oversight of the following: the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications, independence and performance of our independent registered public accounting firm, the design and implementation of our internal audit function and risk assessment and risk management. Among other things, our audit committee is responsible for reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures. The audit committee also discusses with our management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of our financial statements and the results of the audit, quarterly reviews of our financial statements and, as appropriate, initiates inquiries into other aspects of our financial affairs. Our audit committee is responsible for establishing and overseeing procedures for the receipt, retention and treatment of any complaints reporting accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by our employees concerning questionable accounting or auditing matters. In addition, our audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our audit committee has sole authority to approve the hiring and discharging of our independent registered public accounting firm, all audit engagement fees and terms and all permissible non-audit engagements with our independent registered public accounting firm. Our audit committee will review and oversee all related person transactions in accordance with our policies and procedures.

Compensation Committee

The members of our compensation committee will be Mr. Klein, Ms. Reiff and Mr. Wilson after this offering. Mr. Wilson will chair the compensation committee. Each member of our compensation committee is independent under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to compensation committee members. Our compensation committee assists our board of directors with its oversight of the forms and amount of compensation for our executive officers, and the administration of our incentive plans for employees and other service providers, including our equity incentive plans, and certain other matters related to our compensation programs.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee will be Ms. Burns, Mr. Breyer and Mr. Wilson after this offering. Mr. Wilson will chair the nominating and corporate governance committee. Our nominating and corporate governance committee assists our board of directors with its oversight of and identification of individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors, and selects, or recommends that our board of directors select, director nominees; develops and recommends to our board of directors a set of corporate governance guidelines; and oversees the evaluation of our board of directors.

Code of Conduct

Our board of directors has adopted a code of conduct that will be effective after this offering and will apply to all of our employees, officers and directors. We also expect our contractors, consultants, suppliers and agents to follow our code of conduct in connection with their work for us. Our code of conduct represents the standards by which we operate and reflects our values of being a mindful, transparent and humane business. The purpose of our code of conduct is to promote: honesty and integrity, including with respect to actual or apparent conflicts of interest; full, fair, accurate, timely and understandable disclosure in periodic reports to be filed by us; and compliance with all applicable rules and regulations. The code of conduct will be posted on the Investor Relations section of our website at www.etsy.com after this offering. We intend to disclose future amendments to, or waivers of, our code of conduct at the same location on our website. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to invest in our common stock.

Compensation Committee Interlocks and Insider Participation

As noted above, the compensation committee of our board of directors will consist of Mr. Klein, Ms. Reiff and Mr. Wilson. During our fiscal year ended December 31, 2014, our compensation committee consisted of Mr. Klein and Mr. Wilson. None of our executive officers serves, or served during our fiscal year ended December 31, 2014, as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or our compensation committee.

2014 Director Compensation

Prior to this offering, we did not have a formal compensation program for non-employee directors. We have granted stock option awards on an ad hoc basis to members of our board of directors who are not otherwise affiliated with us. In April 2014 we granted an option to purchase 126,647 shares of our common stock to M. Michele Burns in connection with her election to our board of directors. The option vests 25% when Ms. Burns completes 12 months of continuous service with us and then in equal monthly installments over the following 36 months of her service with us. We reimburse directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

For services rendered during the year ended December 31, 2014, our non-employee directors received the following compensation:

Name	Option Awards ($)(1)		Total ($)
Fred Wilson	—		—
James W. Breyer	—		—
M. Michele Burns	629,537	(2)	629,537
Caterina Fake(3)	—		—
Jonathan D. Klein	—		—
Daniel Rimer(4)	—		—

(1)	As of December 31, 2014, Mr. Klein held options to purchase 239,130 shares of Etsy common stock, Ms. Burns held options to purchase 126,647 shares of Etsy common stock and no other non-employee member of our board of directors held Etsy options or stock awards.

(2)	The value disclosed is the aggregate grant date fair value of options to purchase 126,647 shares granted to Ms. Burns in 2014 computed in accordance with FASB ASC Topic 718. See Note 9 of the accompanying notes to the consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards.

(3)	Ms. Fake resigned from our board of directors in July 2014.

(4)	Mr. Rimer resigned from our board of directors in March 2015.

In March 2015, we adopted a new non-employee director compensation program that will be effective upon the completion of this offering. Under this program, each new, non-employee director who joins our board of directors will be granted equity compensation (in the form of stock options or restricted stock units) upon the effective date of his or her election to our board of directors with a fair value (calculated in accordance with FASB ASC Topic 718) at the time of grant equal to $350,000. Equity awards for new directors will vest in equal annual installments on the first three anniversaries of the grant date if the director has served continuously as a member of our board of directors through the applicable vesting date. In addition, equity awards for new directors will vest in full in the event that we are subject to a change in control or upon certain other events.

Beginning in 2016 on the date of our annual meeting of stockholders, each non-employee director will receive an annual board retainer equity award with a fair value (calculated in accordance with FASB ASC Topic 718) at the time of grant equal to $175,000. At the election of the director, up to 50% of the annual retainer may be paid in cash. Equity awarded as an annual retainer will vest in full on the date of our next annual meeting of stockholders if the director has served continuously as a member of our board of directors through the date of that meeting. In addition, annual retainer equity awards will vest in full in the event that we are subject to a change in control or upon certain other events. A director will not be eligible to receive an annual retainer in the same calendar year in which he or she receives an initial new director equity grant.

In addition to the annual and new director fees described above, non-employee directors will receive the following payments in cash, payable annually:

Role	Annual Cash Payments ($)
Lead Independent Director	15,000
Audit Committee Chair	18,000
Audit Committee Member	9,000
Compensation Committee Chair	10,000
Compensation Committee Member	5,000
Nominating and Corporate Governance Committee Chair	6,000
Nominating and Corporate Governance Committee Member	3,000

Mr. Breyer and Mr. Wilson have waived their compensation as directors.

In March 2015, we approved the grant of an option to purchase 25,650 shares of our common stock (with a fair value (calculated in accordance with FASB ASC Topic 718) at the time of grant of $175,000) to each of Ms. Burns and Mr. Klein. These options will vest after 12 months of continuous service as a member of our board of directors and vest in full in the event that we are subject to a change in control or upon certain other events. In March 2015, we also approved the grant under our non-employee director compensation program of an option to purchase 53,081 shares of our common stock (with a fair value (calculated in accordance with FASB ASC Topic 718) at the time of grant of $350,000) to Ms. Reiff. The option granted to Ms. Reiff will vest in equal annual installments on the first three anniversaries of the date that we priced our initial public offering, if she has served continuously as a member of our board of directors through the applicable vesting date and vests in full in the event that we are subject to a change in control or upon certain other events. The options approved in March 2015 became effective on the date that we priced our initial public offering, and the exercise price per share of such options is equal to the initial public offering price per share of $16.00.

Executive Compensation

Summary Compensation Table

The following table provides information concerning the compensation of our chief executive officer and our two other most highly compensated executive officers, or our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Chad Dickerson	2014	300,000	—	—	247,500	—		547,500
President, Chief Executive Officer and Chair	2013	300,000	—	—	—	—		300,000

Kristina Salen	2014	297,917	—	—	211,750	70,316	(2)	579,983
Chief Financial Officer	2013	251,202	175,000	1,715,430	—	192,333		2,333,965

Jordan Breslow	2014	275,000	—	—	166,375	—		441,375
General Counsel and Secretary	2013	38,616	75,000	1,010,468	—	25,000		1,149,074

(1)	The amounts in this column represent the aggregate grant date fair value of stock option awards granted to the officer in the applicable fiscal year computed in accordance with FASB ASC Topic 718 and do not reflect cash compensation actually received by the named executive officer. See Note 9 of the accompanying notes to the consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards.

(2)	Represents a payment of $43,234 in connection with Ms. Salen’s relocation to the New York metropolitan area, plus a tax gross-up of $27,082 on the value of the relocation benefits.

Narrative Explanation of Compensation Arrangements with Our Named Executive Officers

In 2014, the compensation of our named executive officers consisted primarily of base salary, annual cash incentive bonuses and long-term equity incentive compensation, in the form of stock options.

Base Salaries

For the year ended December 31, 2014, the annual base salaries for our named executive officers were as follows: Mr. Dickerson—$300,000; Ms. Salen—$300,000; and Mr. Breslow—$275,000. Historically, the base salaries of our executive officers have been reviewed on an ad hoc basis and adjusted only when our board of directors or compensation committee determines an adjustment is appropriate. In February 2014, Ms. Salen’s salary was increased from her initial base salary of $275,000 to $300,000 in light of her performance in 2013 and her responsibilities.

Annual Cash Incentive Bonuses

Prior to 2014, we did not have a regular annual cash incentive bonus program for our executive officers. In 2014, our compensation committee approved an annual cash incentive plan in which certain of our employees, including our named executive officers, participated.

The annual cash incentive plan was funded based upon the satisfaction of company-wide Adjusted EBITDA margin and net revenue goals. In general, the overall funding available for all bonus payouts could range from 0 percent to 200 percent based solely upon our achievement of these goals. Because we exceeded each of our Adjusted EBITDA margin and net revenue goals for 2014, the annual cash incentive plan was funded at 110% of target.

Individual bonus payouts were initially established by applying that same percentage to each participant’s target bonus. Each individual’s percentage could then be increased or decreased at Mr. Dickerson’s discretion (or, for Mr. Dickerson, our board of directors’ discretion) based upon his (or, for Mr. Dickerson, our board of directors’) consideration of the participant’s individual performance during the year against goals determined by the individual and Mr. Dickerson (or in the case of Mr. Dickerson, our board of directors). The individual goals included items such as ensuring we met our company financial goals, contributing to specified strategic priorities (such as international growth), leading our public offering process and preparing us to become a public company.

The target bonuses for our named executive officers for 2014, as a percentage of base salary, were 75% for Mr. Dickerson, 59% for Ms. Salen and 50% for Mr. Breslow. The actual bonus payouts were 110% of target for Mr. Dickerson and 121% of target for Ms. Salen and Mr. Breslow, in light of both company performance against the Adjusted EBITDA margin and net revenue goals and their respective individual performance against their individual goals during 2014. The individual bonus payments were approved by our compensation committee and our board of directors with input from Mr. Dickerson for the other named executive officers.

Long-Term Equity Incentive Compensation

We grant stock options to our employees, including our named executive officers, as the long-term equity incentive component of our compensation program. Stock options allow employees to purchase shares of our common stock at a price no less than the fair market value of our common stock on the date of grant and are generally granted to employees in connection with their commencement of employment. Our board of directors or compensation committee from time to time also grants stock options to certain employees who have had a long tenure at Etsy, who have taken on significant new responsibilities or as a reward for superior performance. Employee stock options generally vest 25% when an employee completes 12 months of service with us and then in equal monthly installments over the following 36 months of service with us. None of our named executive officers received stock options in 2014.

In January 2015, we granted an option to purchase 300,000 shares of our common stock to Mr. Dickerson and an option to purchase 145,000 shares of our common stock to Ms. Salen. The options vest 25% upon Mr. Dickerson’s or Ms. Salen’s 12 months of continuous service from January 30, 2015 and then in equal monthly installments over his or her following 36 months of service with us.

For information regarding the vesting acceleration provisions applicable to the options held by our named executive officers, see “—Change in Control Benefits” below.

Employee Benefits and Perquisites

Our named executive officers are eligible to participate in our health and welfare plans to the same extent as other full-time employees generally. We generally do not provide our named executive officers with perquisites or other personal benefits. From time to time, however, we provide relocation benefits to new executive officers.

Outstanding Equity Awards at 2014 Fiscal Year-End

The following table sets forth information regarding unexercised stock options held by each of our named executive officers as of December 31, 2014.

	Stock Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable(#)	Number of Securities Underlying Unexercised Options Unexercisable(#)		Option Exercise Price ($)	Option Expiration Date
Chad Dickerson	300,000	175,000	(1)	2.30	7/28/2021
	856,938	760,851	(2)	4.76	7/16/2022

Kristina Salen	348,757	412,168	(3)	4.76	2/3/2023

Jordan Breslow	96,172	258,926	(4)	6.22	12/10/2023

(1)	This stock option vested 25% on July 19, 2012, with the remainder vesting in 36 equal monthly installments thereafter if Mr. Dickerson remains continuously employed with us on each vesting date.

(2)	This stock option vested 25% on June 11, 2013, with the remainder vesting in 36 equal monthly installments thereafter if Mr. Dickerson remains continuously employed with us on each vesting date.

(3)	This stock option vested 25% on February 3, 2014, with the remainder vesting in 36 equal monthly installments thereafter if Ms. Salen remains continuously employed with us on each vesting date.

(4)	This stock option vested 25% on November 11, 2014, with the remainder vesting in 36 equal monthly installments thereafter if Mr. Breslow remains continuously employed with us on each vesting date.

For information regarding the vesting acceleration provisions applicable to the options held by our named executive officers, see “—Change in Control Benefits” below.

Employment Agreements

A summary of the material terms of the employment letter agreements with our named executive officers and other arrangements providing benefits in connection with such officers’ termination of employment or in connection with a change in control is below.

Chad Dickerson

In March 2015, we entered into a new employment letter agreement with Mr. Dickerson. Under this agreement, Mr. Dickerson’s annual salary remains $300,000 per year and he is eligible for an annual incentive bonus for each fiscal year of his employment.

If Mr. Dickerson’s employment is involuntarily terminated, he will be entitled to the severance benefits and accelerated option vesting described below under “—Severance Benefits” or “—Change in Control Benefits.”

Kristina Salen

In January 2013, we entered into an employment letter agreement with Ms. Salen in connection with her appointment as our chief financial officer. Under this agreement, Ms. Salen’s annual salary was set at $275,000 and she is eligible to receive a cash incentive bonus for each fiscal year starting in 2014 if the relevant performance measures are satisfied. Ms. Salen also received a signing bonus of $175,000 and was entitled to relocation benefits to assist with her move to the New York metropolitan area.

Pursuant to subsequent letter agreements we entered into with Ms. Salen, she received a temporary living stipend, an additional relocation payment and a gross-up for taxes incurred in connection with her temporary housing and transportation reimbursements in connection with her relocation.

In addition, pursuant to Ms. Salen’s employment letter agreement, she received an option to purchase 760,925 shares of our common stock in 2013, as described in more detail above under “—Outstanding Equity Awards at 2014 Fiscal Year-End.”

If Ms. Salen’s employment is involuntarily terminated, she will be entitled to the severance benefits and accelerated option vesting described below under “—Severance Benefits” or “—Change in Control Benefits.”

Jordan Breslow

In October 2013, we entered into an employment letter agreement with Mr. Breslow in connection with his appointment as our general counsel. Under this agreement, Mr. Breslow’s annual salary was set at $275,000 and he is eligible to receive a cash incentive bonus for each fiscal year starting in 2014 if the relevant performance measures are satisfied. Mr. Breslow also received a signing bonus of $75,000 and was entitled to relocation benefits of up to $25,000 to assist with his move to the New York metropolitan area.

In addition, pursuant to Mr. Breslow’s employment letter agreement, he received an option to purchase 355,098 shares of our common stock in 2013, as described in more detail above under “—Outstanding Equity Awards at 2014 Fiscal-Year End.”

If Mr. Breslow’s employment is involuntarily terminated, he will be entitled to the severance benefits and accelerated option vesting described below under “—Severance Benefits” or “—Change in Control Benefits.”

Severance and Change in Control Benefits

Prior to the completion of this offering, only Mr. Dickerson was provided severance benefits. In connection with this offering, our board adopted the severance plan and change in control severance plan described below.

Severance Benefits

Severance Plan

In 2015, our board of directors adopted a severance plan for key employees, including our named executive officers, effective upon the completion of this offering. Under the severance plan, if we terminate a named executive officer’s employment without cause or if a named executive officer terminates employment for good reason other than in the 3 months before or 12 months after a change in control, then, if the named executive officer signs a release of claims, he or she will be entitled to receive continued salary payments for 12 months, in the case of Mr. Dickerson, and 6 months, in the case of Ms. Salen and Mr. Breslow. The named executive officer will also be entitled to receive reimbursement for healthcare continuation coverage for the lesser of the number of months in the severance period or until healthcare continuation coverage ends or the named executive officer becomes eligible for substantially equivalent coverage.

Change in Control Benefits

Change in Control Severance Plan

In 2015, our board of directors also adopted a change in control severance plan for key employees, including our named executive officers, effective upon the completion of this offering. Under this change in control severance plan, if we terminate a named executive officer’s employment without cause or if a named executive officer terminates employment for good reason in the 3 months before or 12 months after a change in control, then, if the named executive officer signs a release of claims, he or she will be entitled to receive continued salary payments for 18 months, in the case of Mr. Dickerson, and 12 months, in the case of Ms. Salen and Mr. Breslow. The named executive officer will also be entitled to receive reimbursement for healthcare continuation coverage for the lesser of the number of months in the severance period or until healthcare continuation coverage ends or the executive becomes eligible for substantially equivalent coverage. Finally, the named executive officer will be entitled to full vesting of any outstanding equity awards then held by the named executive officer.

Equity Plans

2015 Equity Incentive Plan

Our 2015 Equity Incentive Plan was adopted by our board of directors and approved by our stockholders in March 2015. The 2015 Plan became effective immediately upon adoption although no awards will be made under it until the effective date of the registration statement of which this prospectus is a part. Our 2015 Stock Equity Incentive will replace our 2006 Stock Plan described below, and no further grants will be made under our 2006 Stock Plan following completion of this offering. However, awards outstanding under the 2006 Stock Plan will continue to be governed by their existing terms.

Share Reserve.  The number of shares of our common stock available for issuance under our 2015 Equity Incentive Plan will equal the sum of (a) 14,100,000 shares, (b) the number of shares of our common stock remaining available for issuance under our 2006 Stock Plan as of the effective date of the registration statement of which this prospectus is a part, and (c) the number of shares of our common stock subject to awards under our 2006 Stock Plan that subsequently expire or lapse unexercised and shares issued pursuant to such awards that are forfeited or repurchased by us (such combined number not to exceed 26,753,075 shares). The number of shares reserved for issuance under the 2015 Equity Incentive Plan will be increased automatically on the first business day of each of our fiscal years during the term of the plan, commencing in 2016, by a number equal to the smallest of:

•	7,050,000 shares;

•	5% of the number of shares of common stock outstanding on December 31 of the prior year; and

•	the number of shares determined by our board of directors.

In general, to the extent that any awards under the 2015 Equity Incentive Plan are forfeited, terminate, expire or lapse without the issuance of shares, or if we repurchase the shares subject to awards granted under the 2015 Equity Incentive Plan, those shares will again become available for issuance under the 2015 Equity Incentive Plan, as will shares applied to pay the exercise or purchase price of an award or to satisfy tax withholding obligations related to any award. All share numbers described in this summary of the 2015 Equity Incentive Plan will automatically adjust in the event of a stock split, a stock dividend, a reverse stock split or similar occurrence.

Administration.  Our compensation committee administers the 2015 Equity Incentive Plan. The compensation committee has complete discretion to make all decisions relating to the 2015 Equity Incentive Plan and outstanding awards, including repricing outstanding options and modifying outstanding awards.

Eligibility.  Employees, non-employee directors and consultants are eligible to participate in our 2015 Equity Incentive Plan.

Types of Award.  Our 2015 Equity Incentive Plan provides for the following types of awards:

•	incentive and nonstatutory stock options;

•	stock appreciation rights;

•	restricted share awards;

•	stock unit awards; and

•	performance cash awards.

Options and Stock Appreciation Rights.  The exercise price for options granted under the 2015 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the grant date. Optionees may pay the exercise price in cash or, with the consent of the compensation committee and as set forth in the applicable option grant agreement:

•	with shares of common stock that the optionee already owns;

•	by an immediate sale of shares through a broker approved by us;

•	through a net exercise procedure; or

•	by other methods permitted by applicable law.

An optionee who exercises a stock appreciation right receives the increase in value of our common stock over the exercise price. The exercise price for stock appreciation rights may not be less than 100% of the fair market value of our common stock on the grant date. The settlement value of a stock appreciation right may be paid in cash, shares of our common stock or a combination of these forms of payment.

Options and stock appreciation rights vest as determined by the compensation committee at the time of grant. In most cases, they will vest over a four-year period following the date of grant. Options and stock appreciation rights expire at the time determined by the compensation committee but in no event more than ten years after they are granted. These awards generally expire earlier if the participant’s service terminates earlier. No participant may be granted stock options and stock appreciation rights covering more than 1,000,000 shares (or stock options and/or stock appreciation rights covering more than 2,000,000 shares for a new hire) in any fiscal year.

Restricted Shares and Stock Units.   Restricted shares and stock units may be awarded under the 2015 Equity Incentive Plan in return for any lawful consideration, and participants who receive restricted shares or stock units generally are not required to pay cash for their awards. In general, these awards will be subject to vesting. Vesting may be based on length of service, the attainment of performance-based goals or a combination of both, as determined by the compensation committee. No participant may be granted restricted share awards and stock units covering more than 750,000 shares (or 1,500,000 restricted shares and/or restricted stock units for a new hire) in any fiscal year. This annual limit is in addition to any stock options and stock appreciation rights the participant may receive during a calendar year. Settlement of vested stock units may be made in the form of cash, shares of common stock or a combination of these forms of payment. The permissible performance goals to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code are listed under “—Performance Goals.”

Performance Cash Awards.  Performance cash awards may be granted under the 2015 Equity Incentive Plan that qualify as performance-based compensation that is not subject to the income tax deductibility limitations imposed by Section 162(m) of the Internal Revenue Code, if the award is approved by our compensation committee and the grant or vesting of the award is tied solely to the attainment of performance goals during a designated performance period. The permissible performance goals to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code are listed under “—Performance Goals.” No participant may be paid more than $1,500,000 in cash (or $3,000,000 for a new hire) in any fiscal year pursuant to a performance cash award granted under the 2015 Equity Incentive Plan.

Performance Goals.   Performance goals for the grant or vesting of awards under the 2015 Equity Incentive Plan may be based on any one of, or combination of, the following: budget performance, buyer acquisition, retention and/or growth, cash flow, cash flow return on investment, comparisons with various stock market indices, costs and expenses (including reduction of both), earnings or earnings per share (including earnings before taxes, earnings before interest and taxes, earnings before interest, taxes and depreciation, or earnings before interest, taxes, depreciation and amortization, including adjusted measures), employee satisfaction and/or retention, free cash flow or free cash flow per share, gross margin, gross profits, headcount, market share, net income (before or after taxes), operating income or EBIT (Earnings before Interest and Taxes) on a GAAP or non-GAAP basis, operating or EBIT margin, return on assets, investment or capital employed, return on equity or average stockholders’ equity, revenue (gross or net), GMS, seller acquisition, retention and/or growth, member satisfaction, stockholders’ equity, stock price return relative to market indices and/or peer group, total stockholder return and working capital.

Any of the above metrics may be measured either in absolute terms, compared to any incremental increase or decrease or compared to results of a peer group, to market performance indicators or to market indices.

To the extent a performance award is not intended to comply with Section 162(m) of the Internal Revenue Code, the compensation committee may select other measures of performance.

Corporate Transactions.  In the event we are a party to a merger, consolidation or certain change in control transactions, outstanding awards granted under the 2015 Equity Incentive Plan, and all shares acquired under the 2015 Equity Incentive Plan, will be subject to the terms of the definitive transaction agreement (or, if there is no such agreement, as determined by our compensation committee). Unless an award agreement provides otherwise, such treatment may include any of the following with respect to each outstanding award:

•	the continuation, assumption or substitution of an award by us or the acquiror or surviving corporation;

•	the cancellation of the unvested portion of an award without payment of any consideration;

•	the cancellation of the vested portion of options and stock appreciation rights in exchange for a payment equal to the excess, if any, of the value that a holder of a share of our common stock receives in the transaction over the exercise or purchase price of such award;

•	the cancellation of outstanding stock units (whether vested or unvested) in exchange for a payment equal to the value that a holder of a share of our common stock receives in such transaction; or

•	the assignment of any repurchase or reacquisition rights held by us to the surviving or acquiring entity.

The compensation committee is not required to treat all awards, or portions thereof, in the same manner.

The compensation committee has the discretion to provide that an award granted under the 2015 Equity Incentive Plan will vest on an accelerated basis if we are subject to a change in control or if the participant is subject to an involuntary termination, either at the time such award is granted or afterwards.

A change in control includes:

•	any person acquiring beneficial ownership of more than 50% of our total voting power;

•	the sale or other disposition of all or substantially all of our assets;

•	our merger or consolidation after which our voting securities represent 50% or less of the total voting power of the surviving or acquiring entity; or

•	individuals who are members of our board of directors or individuals who were approved or recommended by members of our board of directors cease to constitute a majority of our board of directors over a 12-month period.

Changes in Capitalization.  In the event that there is a specified type of change in the capital structure of our common stock, such as a stock split, reverse stock split or dividend paid in common stock, proportionate adjustments will automatically be made to the kind and maximum number of shares:

•	reserved for issuance under the 2015 Equity Incentive Plan;

•	by which the share reserve may increase automatically each year;

•	that may be granted to a participant in a year (as established under the 2015 Equity Incentive Plan pursuant to Section 162(m) of the Internal Revenue Code);

•	that may be issued upon the exercise of incentive stock options; and

•	covered by each outstanding option, stock appreciation right and stock unit;

as well as the exercise price applicable to each outstanding option and stock appreciation right and the repurchase price, if any, applicable to restricted shares.

In the event that there is a declaration of an extraordinary dividend payable in a form other than our common stock in an amount that has a material effect on the price of our common stock, a recapitalization, a spin-off or a similar occurrence, the compensation committee may make such adjustments as it deems appropriate, in its sole discretion.

Amendments or Termination.  Our board of directors may amend or terminate the 2015 Equity Incentive Plan at any time. If our board of directors amends the 2015 Equity Incentive Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law, regulation or rules. The 2015

Equity Incentive Plan will continue in effect for ten years from the later of its adoption date or the date of approval of the latest share increase, unless our board of directors decides to terminate the plan earlier.

Forfeiture.  Awards under the 2015 Equity Incentive Plan are subject to recovery to the extent required by any law, government regulation, stock exchange listing requirement or company policy.

2006 Stock Plan

Our board of directors adopted our 2006 Stock Plan in May 2006, and our stockholders approved it in June 2006. The most recent amendment to the 2006 Stock Plan was adopted by our board of directors in December 2013, and we obtained stockholder approval of that amendment in January 2014. No further awards will be made under our 2006 Stock Plan after this offering. The awards outstanding after this offering under the 2006 Stock Plan will continue to be governed by their existing terms.

Share Reserve.  We have reserved 24,252,967 shares of our common stock for issuance under the 2006 Stock Plan, all of which may be issued as incentive stock options. In general, if options or shares awarded under the 2006 Stock Plan are reacquired or repurchased by us or otherwise forfeited by a 2006 Stock Plan participant, then those shares or option shares will again become available for awards under the 2006 Stock Plan.

Administration.  Our board of directors administered the 2006 Stock Plan before this offering, and the compensation committee will administer the 2006 Stock Plan after this offering. Before this offering, our board of directors had, and after this offering, our compensation committee will have, complete discretion to make all decisions relating to our 2006 Stock Plan.

Eligibility.   Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 2006 Stock Plan.

Types of Award.  Our 2006 Stock Plan provides for the following types of awards:

•	incentive and nonstatutory stock options; and

•	direct award or sale of shares of our common stock, including restricted shares (subject to a right of repurchase by us upon the participant’s termination with respect to unvested shares).

Options and restricted shares vest at the times determined by our board of directors. Both options and restricted shares generally vest over a four-year period following the date of grant. Options expire not more than 10 years after they are granted but generally expire earlier if the participant’s service terminates earlier.

Options.  The exercise price for options granted under the 2006 Stock Plan may not be less than 100% of the fair market value of our common stock on the option grant date. Participants may pay the exercise price of options, or the purchase price of shares, by using cash or cash equivalents. In addition, at the discretion of our board of directors, payment may be made by using:

•	a full-recourse promissory note, against which the purchased shares are pledged as security for payment of the principal amount of, and interest on, the note;

•	shares of common stock that the optionee already owns;

•	an immediate sale of the option shares through a broker designated by us;

•	in the case of a sale of shares, services rendered to us; or

•	any other form of payment permitted by applicable law.

Restricted Stock.  We may grant or sell restricted stock to participants under the 2006 Stock Plan.

Change in Control.  In the event we are a party to a merger or consolidation, outstanding options granted under the 2006 Stock Plan will be subject to the terms of the definitive transaction agreement. Such treatment shall include any of the following:

•	the continuation, assumption or substitution of the option by us or the acquiror or surviving corporation;

•	the full exercisability of outstanding options and full vesting of the common shares subject to options, followed by cancellation of such options; or

•	the cancellation of the outstanding options in exchange for a payment equal to the excess, if any, of the value that a holder of a share of our common stock receives in the transaction over the exercise price of the option.

Changes in Capitalization.  In the event that there is a specified type of change in the capital structure of our common stock, such as a stock split, reverse stock split or dividend paid in common stock, proportionate adjustments will automatically be made to the kind and maximum number of shares:

•	reserved for issuance under the 2006 Stock Plan;

•	that may be issued upon the exercise of incentive stock options; and

•	covered by each outstanding option;

as well as the exercise price applicable to each outstanding option.

In the event that there is a declaration of an extraordinary dividend payable in a form other than our common stock in an amount that has a material effect on the price of our common stock, a recapitalization, a spin-off or a similar occurrence, the compensation committee may make such adjustments as it deems appropriate, in its sole discretion.

Amendments or Termination.  Our board of directors may amend or terminate the 2006 Stock Plan at any time. If our board of directors amends the 2006 Stock Plan, it does not need to ask for stockholder approval of the amendment unless the amendment increases the number of shares available for issuance, materially changes the class of persons eligible to receive incentive stock options or is otherwise required by applicable law. The 2006 Stock Plan will continue in effect for ten years from the later of its adoption date or the date of approval of the latest share increase, unless our board of directors decides to terminate the plan earlier.

2015 Employee Stock Purchase Plan

General.  Our 2015 Employee Stock Purchase Plan, or our ESPP was adopted by our board of directors and approved by and our stockholders in March 2015. The ESPP will become effective as of the effective date of the registration statement of which this prospectus is a part. Our ESPP is intended to qualify under Section 423 of the Internal Revenue Code.

Share Reserve.  We have reserved 2,800,000 shares of our common stock for issuance under the ESPP. The number of shares reserved for issuance under the ESPP will automatically be increased on the first business day of each of our fiscal years, commencing in 2016, by a number equal to the smallest of:

•	1,400,000 shares;

•	1% of the shares of common stock outstanding on the last business day of the prior fiscal year; or

•	the number of shares determined by our board of directors.

The number of shares reserved under the ESPP will automatically be adjusted in the event of a stock split, stock dividend, extraordinary dividend payable in a form other than our common stock in an amount that has a material effect on the price of our common stock or a reverse stock split (including an adjustment to the per-purchase period share limit).

Administration.  The compensation committee will administer the ESPP.

Eligibility.  All of our employees are eligible to participate if we employ them for 20 or more hours per week and for more than five months per year. Eligible employees may begin participating in the ESPP at the start of any offering period.

Offering Periods.  Each offering period will last a number of months determined by the compensation committee, not to exceed 27 months. A new offering period will begin periodically, as determined by the compensation committee. Offering periods may overlap or may be consecutive. Unless otherwise determined by the compensation committee, two offering periods of six months’ duration will begin in each year on January 1 and July 1. However, our compensation committee has not yet determined when to commence operation of the ESPP, so we currently do not expect an offering period to commence in July 2015.

Amount of Contributions.  Our ESPP permits each eligible employee to purchase common stock through payroll deductions. Each employee’s payroll deductions may not exceed 15% of the employee’s cash compensation. Each participant may purchase up to the number of shares determined by the compensation committee on any purchase date, not to exceed 1,400 shares. The value of the shares purchased in any calendar year may not exceed $25,000. Participants may withdraw their contributions at any time before the date 10 days before stock is purchased.

Purchase Price.  The price of each share of common stock purchased under our ESPP will not be less than 85% of the lower of the fair market value per share of common stock on the first day of the applicable offering period or the fair market value per share of common stock on the purchase date.

Other Provisions.   Employees may end their participation in the ESPP at any time. Participation ends automatically upon termination of employment with us. If we experience a change in control, our ESPP will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. Our board of directors or our compensation committee may amend or terminate the ESPP at any time. If our board of directors amends the ESPP, it does not need to ask for stockholder approval of the amendment unless the amendment increases the number of shares available for issuance, extends the term of the ESPP or is otherwise required by applicable law. The ESPP will continue in effect for twenty years from its adoption date unless our board of directors decides to terminate the ESPP earlier.

Management Cash Incentive Plan

Our Management Cash Incentive Plan, or our Bonus Plan, was adopted by our board of directors and approved by our stockholders in March 2015. The Bonus Plan became effective upon adoption by our board of directors.

General. The Bonus Plan is intended to motivate participants to achieve performance goals through cash incentive awards and is intended to permit awards that meet the requirements of the performance-based compensation exemption from Section 162(m) of the Internal Revenue Code to the extent that it is applicable to us and the Bonus Plan.

Administration. Our compensation committee has the authority to administer and interpret the Bonus Plan, including the authority to determine which employees shall be granted awards, the terms and conditions of awards and achievement of performance goals.

Performance Criteria. To the extent Section 162(m) of the Internal Revenue Code is applicable to us and an award under the Bonus Plan is intended to qualify as performance-based compensation under Section

162(m) of the Internal Revenue Code, our compensation committee establishes the performance goal or goals applicable to that award by the 90th day of the performance period (and no later than the date on which 25% of the performance period has lapsed). To the extent Section 162(m) of the Internal Revenue Code is applicable to us and an award under the Bonus Plan is intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code, the performance criteria will be based on any one of, or combination of, the following: budget performance, buyer acquisition, retention and/or growth, cash flow, cash flow return on investment, comparisons with various stock market indices, costs and expenses (including reduction of both), earnings or earnings per share (including earnings before taxes, earnings before interest and taxes, earnings before interest, taxes and depreciation, or earnings before interest, taxes, depreciation and amortization, including adjusted measures), employee satisfaction and/or retention, free cash flow or free cash flow per share, gross margin, gross profits, headcount, market share, net income (before or after taxes), operating income or EBIT (Earnings before Interest and Taxes) on a GAAP or non-GAAP basis, operating or EBIT margin, return on assets, investment or capital employed, return on equity or average stockholders’ equity, revenue (gross or net), GMS, seller acquisition, retention and/or growth, member satisfaction, stockholders’ equity, stock price return relative to market indices and/or peer group, total stockholder return and working capital.

Any of the above metrics may be measured either in absolute terms, compared to any incremental increase or decrease or compared to results of a peer group, to market performance indicators or to market indices.

Our compensation committee can establish other performance goals for any award under the Bonus Plan not intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code.

Maximum Award; Discretion. The maximum award amount payable under the Bonus Plan is $7,500,000. Our compensation committee has the discretion to reduce awards under the Bonus Plan for any reason or increase awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code, up to the maximum award amount. Awards intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code cannot be increased beyond the award achieved based on actual performance.

Forfeiture. Awards under the Bonus Plan are subject to recovery to the extent required by any law, government regulation, stock exchange listing requirement or company policy.

Certain Relationships and Related Person Transactions

In addition to the compensation arrangements with directors and executive officers described under “Executive Compensation” and “Management” and the registration rights described under “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2012 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Equity Financings

Series F Preferred Stock

In May 2012, we sold an aggregate of 11,594,203 shares of our Series F preferred stock at a purchase price of $3.45 per share, for an aggregate purchase price of approximately $40,000,000. The following table summarizes purchases of our Series F preferred stock by beneficial holders of more than 5% of our outstanding capital stock and an entity founded and managed by one of our directors:

Name of Stockholder	Shares of Series F Preferred Stock	Total Purchase Price
Entities affiliated with Accel Partners(1)(2)	4,968,944	$17,142,856.80
Breyer Capital L.L.C.(3)	552,105	1,904,762.25
Entities affiliated with Index Ventures(4)(5)	3,450,656	11,904,763.20
Union Square Ventures Opportunity Fund, L.P.(6)	1,380,262	4,761,903.90

(1)	Affiliates of Accel Partners holding our securities, whose shares are aggregated for purposes of reporting the above share ownership information, are Accel London II L.P., Accel London Investors 2008 L.P., Accel Growth Fund II L.P., Accel Growth Fund II Strategic Partners L.P. and Accel Growth Fund Investors 2012 L.L.C.

(2)	James W. Breyer, a member of our board of directors, is a partner at Accel Partners.

(3)	Mr. Breyer, a member of our board of directors, is the manager of Breyer Capital L.L.C.

(4)	Affiliates of Index Ventures holding our securities, whose shares are aggregated for purposes of reporting the above share ownership, are Index Ventures Growth I (Jersey), L.P., Index Ventures Growth I Parallel Entrepreneur Fund (Jersey), L.P. and Yucca (Jersey) SLP.

(5)	Daniel Rimer, a member of our board of directors from April 2012 to March 2015, is a partner at Index Ventures.

(6)	Fred Wilson, a member of our board of directors, is a partner at Union Square Ventures.

Common Stock

On April 1, 2014, we sold an aggregate of 3,301,887 shares of our common stock to Tiger Global Private Investment Partners VII, L.P., or Tiger Global PIP VII, and a principal of Tiger Global PIP VII at a purchase price of $10.60 per share, for an aggregate purchase price of approximately $35,000,000. Tiger Global PIP VII, a beneficial holder of more than 5% of our outstanding capital stock, purchased 3,300,636 shares of such shares for a total purchase price of $34,986,747.

Third-Party Tender Offers

2012 Third-Party Tender Offer

In May 2012, we entered into a letter agreement with certain holders of our capital stock pursuant to which we agreed to waive certain transfer restrictions in connection with, and assist in the administration of, a tender offer that such holders proposed to commence. In May 2012, these holders commenced a tender offer to purchase shares of our capital stock from certain of our securityholders at a price of $6.90 per share (including preferred stock on an as-converted basis), less transaction costs, pursuant to an Offer to Purchase to which we were not a party.

Chad Dickerson and Kellan Elliott-McCrea, each of whom is an executive officer, as well as other Etsy employees, sold shares of our capital stock in the tender offer. In addition, Handmade Partners LLC, an entity controlled by Albert Wenger, who is a partner of Union Square Ventures, a beneficial holder of more than 5% of our outstanding capital stock, also sold shares of our capital stock in the tender offer.

An aggregate of 2,144,881 shares of our capital stock (including preferred stock on an as-converted basis) were tendered pursuant to the tender offer, of which entities affiliated with Accel Partners purchased 919,510 shares (including preferred stock on an as-converted basis) for an aggregate purchase price of $6,280,338, entities affiliated with Index Ventures purchased 638,318 shares (including preferred stock on an as-converted basis) for an aggregate purchase price of $4,359,765, Union Square Ventures Opportunity Fund, L.P. purchased 255,241 shares (including preferred stock on an as-converted basis) for an aggregate purchase price of $1,743,320 and Breyer Capital L.L.C. purchased 102,096 shares (including preferred stock on an as-converted basis) for an aggregate purchase price of $697,326. Each of Accel Partners, Index Ventures and Union Square Ventures Opportunity Fund, L.P., together with its respective affiliated entities, is a beneficial holder of more than 5% of our outstanding capital stock. In addition, certain of our directors are affiliated with the purchasers.

2014 Third-Party Tender Offer

In January 2014, we entered into a letter agreement with certain third parties, pursuant to which we agreed to waive certain transfer restrictions in connection with, and assist in the administration of, a tender offer that such parties proposed to commence. In January 2014, these parties commenced a tender offer to purchase shares of our capital stock from certain of our securityholders at a price of $10.60 per share

(including preferred stock on an as-converted basis), pursuant to an Offer to Purchase to which we were not a party.

Chad Dickerson and Kellan Elliott-McCrea were among the Etsy employees who participated in selling shares in the tender offer. In addition, Albert Wenger, who is a partner of Union Square Ventures, a beneficial holder of more than 5% of our outstanding capital stock, Handmade Partners LLC, an entity controlled by Mr. Wenger, and John Buttrick, who is a partner of Union Square Ventures, also sold shares of our capital stock in the tender offer.

An aggregate of 3,154,219 shares of our capital stock (including preferred stock on an as-converted basis) were tendered pursuant to the tender offer.

Registration Rights Agreement

Pursuant to a registration rights agreement, to be effective upon completion of this offering, certain holders of our preferred stock, including entities with which certain of our directors are affiliated, are entitled to rights with respect to the registration of their shares, including demand registration rights, following this offering. These registration rights will terminate as to any stockholder at such time as all of such stockholder’s securities (together with any affiliate of the stockholder with whom such stockholder must aggregate its sales) could be sold pursuant to Rule 144 of the Securities Act, but in any event no later than the five-year anniversary of this offering. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Right of First Refusal

Pursuant to certain of our equity compensation plans and certain agreements with our stockholders, including a third amended and restated first refusal and co-sale agreement dated May 1, 2012 and most recently amended on May 2, 2014, we or our assignees have a right to purchase shares of our capital stock that stockholders propose to sell to other parties. Since January 1, 2012, we have waived or assigned our right of first refusal in connection with the sale of certain shares of our capital stock, resulting in the purchase of such shares by certain holders of more than 5% of our capital stock in a series of transactions. Since January 2014, pursuant to agreements entered into in January 2014, as amended most recently in May 2014, we were obligated to assign all of our contractual rights of first refusal to Tiger Global PIP VII and Tiger Global Private Investment Partners VIII, L.P., or the Tiger Global funds, which funds collectively hold more than 5% of our capital stock, and two principals of the Tiger Global funds until the earlier of December 31, 2014 and such time as certain conditions have been satisfied. Thereafter, we were obligated to assign our contractual rights of first refusal pro rata to entities affiliated with each of Accel Partners, Index Ventures and Union Square Ventures and the Tiger Global funds until the earlier of December 31, 2014 and such time as certain conditions have been satisfied. Our obligation to assign our rights of first refusal to these various funds terminated on December 31, 2014, and our rights of first refusal will terminate upon the completion of this offering.

Agreements to Vote

We are party to a sixth amended and restated voting agreement dated May 1, 2012 and most recently amended on November 5, 2012 under which certain holders of our capital stock, including entities with which certain of our directors are affiliated, have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon the completion of this offering, this voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Pursuant to certain stock transfer and other agreements, if our board of directors approves an amendment to our certificate of incorporation specifying that we become a “public benefit corporation” subject to the requirements of Chapter 1, Subchapter XV of the Delaware General Corporation Law, certain holders of more than 5% of our capital stock have an obligation to vote all voting securities held by such holders, or over which such holders otherwise exercise voting or investment authority, in favor of such amendment. Upon the completion of this offering, the obligation will terminate and none of our stockholders will have any obligation to vote in favor of any such amendment.

Indemnification Agreements

Our amended and restated certificate of incorporation, which will be effective upon the completion of this offering, contains provisions limiting the liability of directors, and our amended and restated bylaws, which will be effective upon the completion of this offering, provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our certificate of incorporation and bylaws also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by our board of directors.

We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements provide that we will indemnify each such person against any and all expenses incurred by such person because of his or her status as one of our directors or officers, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws. In addition, the indemnification agreements provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors and officers in connection with a legal proceeding involving his or her status as a director or officer.

Policies and Procedures for Related Person Transactions

Our audit committee has the primary responsibility for the review, approval and oversight of any “related person transaction,” which is any transaction, arrangement or relationship (or series of similar transactions, arrangements or relationships) in which we are, were or will be a participant and the amount involved exceeds $120,000, and in which the related person had, has or will have a direct or indirect material interest.

We have adopted a written related person transaction policy to be effective upon the completion of this offering. Under our related person transaction policy, related persons will be required to submit any related person transaction not previously approved or ratified by our audit committee to our audit committee. In approving or rejecting the proposed transactions, our audit committee will take into account the relevant facts and circumstances and will approve only those transactions that are not inconsistent with our best interests and the best interests of our stockholders.

Although we have not had a written policy prior to this offering for the review and approval of related person transactions, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to our board of directors, which took take this information into account when evaluating the transaction and determining whether such transaction was fair to us and in the best interest of our stockholders.

Principal and Selling Stockholders

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of January 31, 2015, and as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group;

•	each stockholder, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; and

•	each of the selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally define beneficial ownership to include any shares over which a person exercises sole or shared voting or investment power. Such determination is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 98,190,525 shares of common stock outstanding at January 31, 2015, after giving effect to the conversion of all outstanding shares of preferred stock as of that date into an aggregate of 53,448,243 shares of our common stock, which will occur immediately prior to the completion of this offering. For purposes of computing percentage ownership after this offering, we have assumed the issuance and sale by us of shares of common stock in this offering and that the underwriters will not exercise their option to purchase additional shares from the selling stockholders. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options or warrants held by that person or entity that are currently exercisable or that will become exercisable within 60 days of January 31, 2015. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Etsy, Inc., 55 Washington Street, Suite 512, Brooklyn, New York 11201.

	Beneficial Ownership Prior to this Offering		Shares Being Offered		Beneficial Ownership After this Offering
Name of Beneficial Owner	Number	Percent			Number	Percent
Named Executive Officers and Directors:
Jordan Breslow(1)	118,366	*	—		118,366	*
James W. Breyer(2)	24,440,758	24.9%	1,237,687	(3)	23,203,071	20.8%
M. Michele Burns(4)	31,661	*	—		31,661	*
Chad Dickerson(5)	2,112,102	2.1%	—		2,112,102	1.9%
Jonathan D. Klein(6)	267,662	*	—		267,662	*
Melissa Reiff	—	*	—		—	*
Kristina Salen(7)	396,315	*	—		396,315	*
Fred Wilson(8)	14,958,622	15.2%	861,231	(9)	14,097,391	12.6%
All executive officers and directors as a group (9 persons)(10)	42,534,343	42.4%	2,098,918		40,435,425	35.6%

5% Stockholders:
Entities affiliated with Accel Partners(11)	26,492,396	27.0%	1,525,280		24,967,116	22.4%
Entities affiliated with Index Ventures(12)	12,580,312	12.8%	724,301		11,856,011	10.6%
Entities affiliated with Tiger Global Management(13)	7,118,825	7.3%	—		7,118,825	6.4%
Entities affiliated with Union Square Ventures(14)	14,958,622	15.2%	861,231		14,097,391	12.6%
Other Selling Stockholders:
Entities affiliated with Acton Capital(15)	3,864,961	3.9%	222,521		3,642,440	3.3%

*	Less than 1 percent.

(1)	Consists of 118,366 shares of common stock issuable pursuant to options exercisable within 60 days of January 31, 2015.

(2)	Consists of (i) 21,497,225 shares of common stock held by entities affiliated with Accel Partners over which Mr. Breyer may be deemed to share voting and investment power, as reflected in footnote 11 below; (ii) 1,173,535 shares of common stock held by Mr. Breyer, Trustee of James W. Breyer 2005 Trust dated March 25, 2005; (iii) 1,166,785 shares of common stock held by Mr. Breyer, Trustee of The James W. Breyer 2011 Annuity Trust 3, dated March 10, 2011; and (iv) 603,213 shares of common stock held by Breyer Capital L.L.C. Mr. Breyer, a member of our board of directors, is a partner of Accel Partners, and therefore, may be deemed to share voting and investment power with regard to the shares held directly by Accel Partners. Mr. Breyer is the manager of Breyer Capital L.L.C. and has sole voting and investment power with regard to the shares held directly by this limited liability company. The address for Mr. Breyer is c/o Accel Partners, 428 University Avenue, Palo Alto, California 94301.

(3)	Represents shares that are being offered and sold by entities affiliated with Accel Partners.

(4)	Consists of 31,661 shares of common stock issuable pursuant to options exercisable within 60 days of January 31, 2015.

(5)	Consists of (i) 753,356 shares of common stock held by Mr. Dickerson and Nancy Suess Dickerson as joint tenants with right of survivorship and (ii) 1,358,746 shares of common stock issuable pursuant to options exercisable within 60 days of January 31, 2015.

(6)	Consists of (i) 21,739 shares of common stock held by Mr. Klein and Deborah A. Klein; (ii) 21,739 shares of common stock held by the JD Klein Family Settlement Trust; (iii) 214,221 shares of common stock held by Mr. Klein and Deborah A. Klein as community property; and (iv) 9,963 shares of common stock issuable pursuant to options exercisable within 60 days of January 31, 2015. Abacus Trust Co., Ltd. (Abacus) is the trustee of the JD Klein Family Settlement Trust and has sole voting and investment power with respect to the shares held directly by the trust. Eimear Mary Dowling, Stewart Henderson Fleming, Andrew James Cardwell, Martin Heaney, Paul Terence Kneen and John Paul Watterson are the directors of Abacus and, therefore, each may be deemed to share voting and investment power over the securities held by the JD Klein Family Settlement Trust. The address for Mr. Klein is c/o Getty Images, 75 Varick Street, Suite 500, New York, New York 10013.

(7)	Consists of 396,315 shares of common stock issuable pursuant to options exercisable within 60 days of January 31, 2015.

(8)	Consists of 14,958,622 shares of common stock held by entities affiliated with Union Square Ventures, as reflected in footnote 14 below. Mr. Wilson, a member of our board of directors, is a general partner of Union Square Ventures, and therefore, may be deemed to share voting and investment power with regard to the shares held directly by Union Square Ventures. The address for Mr. Wilson is c/o Union Square Ventures, 915 Broadway, 19th Floor, New York, New York 10010.

(9)	Represents shares that are being offered and sold by entities affiliated with Union Square Ventures.

(10)	Includes (i) 45,405,606 shares of common stock beneficially owned by our directors and named executive officers; (ii) 1,915,051 shares of common stock issuable to our directors and named executive officers pursuant to options exercisable within 60 days of January 31, 2015; (iii) 50,000 shares of common stock held by an executive officer who is not a named executive officer; and (iv) 158,857 shares of common stock issuable to an executive officer who is not a named executive officer pursuant to options exercisable within 60 days of January 31, 2015.

(11)	Consists of (i) 14,878,132 shares of common stock held by Accel X L.P. (A10); (ii) 1,285,947 shares of common stock held by Accel X Strategic Partners L.P. (A10SP); (iii) 1,564,882 shares of common stock held by Accel Investors 2008 L.L.C. (Accel Investors 2008); (iv) 3,221,330 shares of common stock held by Accel Growth Fund II L.P. (AGF); (v) 233,328 shares of common stock held by Accel Growth Fund II Strategic Partners L.P. (AGFSP); (vi) 313,606 shares of common stock held by Accel Growth Fund Investors 2012 L.L.C. (AGF Investors 2012); (vii) 4,831,949 shares of common stock held by Accel London II L.P. (Accel London); and (viii) 163,222 shares of common stock held by Accel London Investors 2008 L.P. (Accel London 2008). Accel X Associates L.L.C. (A10A) is the general partner of A10 and A10SP and has sole voting and investment power over the shares held directly by the limited partnerships. Andrew G. Braccia, Mr. Breyer, Kevin J. Efrusy, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock and Richard P. Wong are the managing members of A10A and Accel Investors 2008 and, therefore, may be deemed to share voting and investment power with regard to the shares held directly by A10, A10SP and Accel Investors 2008. Accel Growth Fund II Associates L.L.C. (AGFA) is the general partner of AGF and AGFSP and has sole voting and investment power with regard to the shares held directly by the limited partnerships. Andrew G. Braccia, Mr. Breyer, Sameer K. Gandhi, Ping Li, Tracy Sedlock, Ryan J. Sweeney and Richard P. Wong are the managing members of AGFA and AGF Investors 2012 and, therefore, may be deemed to share voting and investment power with regard to the shares held directly by AGF, AGFSP and AGF Investors 2012. Accel London II Associates L.L.C. (ALA L.L.C.) is the general partner of Accel London 2008 and Accel London II Associates L.P., which is the general partner of Accel London, and has sole voting and investment power with regard to the shares held directly by Accel London 2008 and Accel London. Jonathan Biggs, Kevin Comolli, Bruce Golden and Hendrik Nelis are the managers of ALA L.L.C. and, therefore, may be deemed to share voting and investment power with regard to the shares held directly by Accel London and Accel London 2008. We refer to A10A, AGFA, Accel Investors 2008, AGF Investors 2012, ALA L.L.C., Accel London 2008 and affiliated entities as Accel Partners. The address for Accel Partners is 428 University Avenue, Palo Alto, California 94301.

(12)	Represents (i) 12,095,364 shares of common stock held by Index Ventures Growth I (Jersey), L.P. (Index Growth); (ii) 422,016 shares of common stock held by Index Ventures Growth I Parallel Entrepreneur Fund (Jersey), L.P. (Index Parallel); and (iii) 62,932 shares of common stock held by Yucca (Jersey) SLP (Yucca). Index Venture Growth Associates I Limited is the managing general partner of Index Growth and Index Parallel and is an affiliate of Yucca, and has sole voting and investment power with regard to the shares held directly by the entities. Bernard Dallé, David Hall, Phil Balderson, Ian Henderson, Nigel Greenwood and Sinéad Meehan are the directors of Index Venture Growth Associates I Limited and, therefore, may be deemed to share voting and investment power with regard to the shares held directly by Index Growth, Index Parallel and Yucca. We refer to Index Growth, Index Parallel and Yucca as Index Ventures. The address for Index Growth and Index Parallel is No. 1 Seaton Place, St. Helier, Jersey JE48YJ, Channel Islands and for Yucca is c/o Elian Employee Benefit Services Limited, 44 Esplanade, St. Helier, Jersey JE49WG, Channel Islands.

(13)	Represents (i) 6,724,649 shares of common stock held by Tiger Global Private Investment Partners VII, L.P. (Tiger Global PIP VII) and (ii) 394,176 shares of common stock held by Tiger Global Private Investment Partners VIII, L.P. (Tiger Global PIP VIII). Tiger Global PIP VII and Tiger Global PIP VIII are ultimately controlled by Chase Coleman, Lee Fixel and Scott Shleifer. We refer to Tiger Global PIP VII and Tiger Global PIP VIII as Tiger Global Management. The address for Tiger Global Management is 9 West 57th Street, 35th Floor, New York, New York 10019.

(14)	Represents (i) 13,245,580 shares of common stock held by Union Square Ventures 2004, L.P. (USV 2004); (ii) 263,855 shares of common stock held by Union Square Principals 2004, L.L.C. (USV Principals); and (iii) 1,449,187 shares of common stock held by Union Square Ventures Opportunity Fund, L.P. (USV OP). Union Square GP 2004, L.L.C. (USV GP) is the general partner of USV 2004 and USV Principals and has sole voting and investment power with regard to the shares held directly by these limited partnerships. Union Square Opportunity Fund GP, L.L.C. (USV OPGP) is the general partner of USV OP and has sole voting and investment power with regard to the shares held directly by the limited partnership. We refer to USV GP, USV OPGP and affiliated entities as Union Square Ventures. Mr. Wilson, Brad Burnham, Albert Wenger, Andy Weissman and John Buttrick are partners at Union Square Ventures and, therefore, may be deemed to share voting and investment power with regard to the shares held directly by Union Square Ventures. The address for Union Square Ventures is 915 Broadway, 19th Floor, New York, New York 10010.

(15)	Represents (i) 724,583 shares of common stock held by Acton GmbH & Co. Heureka KG; (ii) 1,884,220 shares of common stock held by Burda Digital Ventures GmbH; and (iii) 1,256,158 shares of common stock held by BDV Beteiligungen GmbH & Co KG.

Description of Capital Stock

This section contains a description of our capital stock and the material provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering and is qualified by reference to the forms of our amended and restated certificate of incorporation and our amended and restated bylaws filed as exhibits to the registration statement relating to this prospectus, and by the applicable provisions of Delaware law.

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize 25,000,000 shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of 1,425,000,000 shares, all with a par value of $0.001 per share, of which:

•	1,400,000,000 shares are designated common stock; and

•	25,000,000 shares are designated preferred stock.

As of December 31, 2014, and after giving effect to the automatic conversion of all of our outstanding preferred stock into common stock in connection with this offering, there were outstanding:

•	97,629,182 shares of our common stock held of record by 312 stockholders;

•	11,525,279 shares of our common stock issuable upon exercise of outstanding stock options; and

•	203,030 shares of our common stock issuable upon exercise of outstanding warrants.

Additionally, in January 2015, we issued 188,235 shares of common stock to Etsy.org.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value. See “Dividend Policy” for more information.

Voting Rights

The holders of our common stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Upon the completion of this offering, no shares of preferred stock will be outstanding. However, we will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Options

As of December 31, 2014, we had options to purchase 11,525,279 shares of our common stock outstanding under our 2006 Stock Plan. Subsequent to December 31, 2014, we granted options to purchase 1,018,745 shares of our common stock under our 2006 Stock Plan.

In March and April 2015, we approved the grant of options to purchase 291,115 shares of our common stock and 23,437 restricted stock units. These awards became effective on the date that we priced our initial public offering, and the exercise price per share of such options is equal to the initial public offering price per share. See “Prospectus Summary—The Offering” and “Management—2014 Director Compensation” for more information.

Warrants

As of December 31, 2014, we had outstanding immediately exercisable warrants to purchase (i) an aggregate of 11,373 shares of our Series C preferred stock at an exercise price of $2.67 per share, or the Series C warrant, (ii) an aggregate of 24,510 shares of our Series D preferred stock at an exercise price of $6.63 per share, or the Series D warrant, and (iii) an aggregate of 4,723 shares of our Series E preferred stock at an exercise price of $15.88 per share, or the Series E warrant. Immediately following this offering, the Series C warrant will be exercisable for 56,865 shares of our common stock at an exercise price of $0.534 per share, the Series D warrant will be exercisable for 122,550 shares of our common stock at an exercise price of $1.326 per share and the Series E warrant will be exercisable for 23,615 shares of our common stock at an exercise price of $3.176 per share. The Series C warrant expires on November 14, 2017. The Series D warrant expires on the later of May 15, 2015 and five years from the date of this offering. The Series E warrant expires on the later of August 9, 2017 and five years from the date of this offering.

Registration Rights

Following the completion of this offering, holders of an aggregate of 74,222,677 shares of our common stock will have registration rights. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our registration rights agreement, which will be effective upon completion of this offering, or registration rights agreement, which terms are described in additional detail below. We originally entered into the registration rights agreement in connection with our Series A-1 preferred stock financing and amended it mostly recently in March 2015.

Demand Registration Rights

Under our registration rights agreement, at any time commencing on the date that is 180 days following the effective date of our first registration statement, upon the written request of the holders of not less than 30% of the registrable securities then outstanding that we file a registration statement under the Securities Act with an anticipated aggregate price to the public of at least $7.5 million, we will be obligated to use our commercially reasonable efforts to register the sale of all registrable securities that holders may request in writing to be registered within 20 days of the mailing of a notice by us to all holders of such registration. We are required to effect no more than two registration statements that are declared or ordered effective, subject to certain exceptions. We may postpone the filing of a registration statement for up to 120 days twice in any 12-month period if in the good faith judgment of our board of directors such registration would be seriously detrimental to us, and we are not required to effect the filing of a registration statement during the period beginning 90 days prior to our good faith estimate of the date of the filing of, and ending on a date 180 days following the effective date of, a registration initiated by us.

Piggyback Registration Rights

If we register any of our securities for public sale, we will be obligated to use all commercially reasonable efforts to register all registrable securities that the holders of such securities request in writing be registered within 10 days of mailing of notice by us to all holders of the proposed registration. However, this right does not apply to a registration relating solely to employee benefit plans, a registration relating to the offer and sale of debt securities or a registration relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to 25% of the total shares covered by the registration statement, except for in this offering, in which these holders may be excluded entirely if the underwriters determine that the sale of their shares may jeopardize the success of the offering.

Form S-3 Registration Rights

At any time commencing on the date that is 180 days following the effective date of our first registration statement, the holders of not less than 30% of the registrable securities then outstanding can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $3 million. We are required to file no more than two registration statements on Form S-3 per 12-month period upon exercise of these rights, subject to certain exceptions. We may postpone the filing of a registration statement for up to 120 days twice in any 12-month period if in the good faith judgment of our board of directors such registration would be seriously detrimental to us, and we are not required to effect the filing of a registration statement during the period beginning 90 days prior to our good faith estimate of the date of the filing of, and ending on a date 180 days following the effective date of, a registration initiated by us.

Registration Expenses

We will pay all expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders incurred in connection with each of the registrations described above. However, we will not pay for any expenses of any demand or Form S-3 registration if the request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered, subject to limited exceptions.

Termination of Registration Rights

The registration rights described above will survive this offering and will terminate as to any stockholder at such time as all of such stockholder’s securities (together with any affiliate of the stockholder with whom such stockholder must aggregate its sales) could be sold pursuant to Rule 144 of the Securities Act, but in any event no later than the five-year anniversary of this offering.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

Upon the completion of this offering, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination. A business combination includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder; or

•	subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Certificate of Incorporation and Bylaw Provisions

Upon the completion of this offering, our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

Board of Directors Vacancies.  Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors will be set only by resolution adopted by a majority vote of our entire board of directors. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Classified Board.  Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors will be classified into three classes of directors, each of whom will hold office for a three-year term. In addition, directors may only be removed from our board of directors for cause and only by the approval of our then outstanding shares of our common stock. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

Stockholder Action; Special Meeting of Stockholders.  Our amended and restated certificate of incorporation will provide that stockholders will not be able to take action by written consent, and will only be able to take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority vote of our entire board of directors, the chair of our board of directors or our chief executive officer.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.  Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at any meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

Issuance of Undesignated Preferred Stock.  Our board of directors will have the authority, without further action by the holders of common stock, to issue up to 25,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock will enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Choice of Forum

Upon the completion of this offering, our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (800) 662-7232.

Listing

Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “ETSY.”

Shares Available for Future Sale

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering or the possibility of these sales occurring could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Following this offering, we will have 110,962,515 outstanding shares of our common stock, based on the number of shares outstanding as of December 31, 2014 and assuming no exercise of outstanding options or warrants. Of these outstanding shares, all of the 16,666,666 shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, can only be sold in compliance with Rule 144.

The remaining shares of common stock that are not sold in this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

In addition, all of our executive officers and directors and the holders of substantially all of our capital stock are subject to lock-up agreements with us or the underwriters of this offering that restrict the stockholders’ ability to transfer shares, subject to specific exceptions, of our common stock for periods of at least 180 days, and for a portion of the shares, 270 and 360 days from the date of this prospectus, as described below. As a result of these agreements and the provisions of our registration rights agreement described above under “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares sold in this offering will be immediately available for sale in the public market;

•	beginning 181 days after the date of this prospectus, up to an aggregate of 50,263,564 additional shares will become eligible for sale in the public market, of which 15,080,461 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below;

•	beginning 271 days after the date of this prospectus, up to an aggregate of 23,682,809 additional shares will become eligible for sale in the public market, of which 15,080,462 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below;

•	beginning 361 days after the date of this prospectus, up to an aggregate of 23,682,809 additional shares will become eligible for sale in the public market, of which 15,080,462 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below;

•	the remainder of the shares will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

Our executive officers, directors and stockholders holding substantially all of our outstanding capital stock are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders’ ability to transfer shares of our common stock, subject to certain exceptions, for periods of at least 180 days, and for a portion of the shares, 270 and 360 days from the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. In addition, substantially all other holders of our common stock, options and warrants have previously entered into lock-up agreements with us not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock for a period that extends until 181 days after the date of this prospectus.

See “Underwriting” for a more complete description of the lock-up agreements with the underwriters.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our restricted common stock for at least six months would be entitled to sell their securities provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, and we are subject to the periodic reporting requirements of the Exchange Act, for at least 90 days before the sale. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the completion of this offering without regard to whether current public information about us is available. Persons who have beneficially owned shares of our restricted common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of common shares then outstanding, which will equal approximately 1.1 million shares immediately after this offering, based on the number of common shares outstanding as of December 31, 2014; or

•	the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Any of our service providers who purchased shares under a written compensatory plan or contract prior to this offering may be entitled to rely on the resale provisions of Rule 701. Rule 701, as currently in effect, permits resales of shares, including by affiliates, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares if such resale is done under Rule 701. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of these lock-up agreements.

Registration Rights

Upon completion of this offering, the holders of 74,222,677 shares of our common stock will have registration rights. See “Description of Capital Stock—Registration Rights.” All such shares are covered by lock-up agreements. Following the expiration of the lock-up period, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates.

Form S-8 Registration Statements

We have filed a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding, as well as reserved for future issuance, under our stock plans. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders of Common Stock

The following is a discussion of the material U.S. federal income tax considerations with respect to the ownership and disposition of shares of common stock applicable to non-U.S. holders who acquire such shares in this offering and hold such shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, or any other corporation treated as such;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “U.S. persons,” as defined under the Code, have the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the Code, Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any U.S. federal estate and gift taxes, any U.S. alternative minimum taxes or any state, local or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” non-U.S. holders that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment and certain U.S. expatriates).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner therein will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our common stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

In general, the gross amount of any distribution we make to a non-U.S. holder with respect to its shares of common stock will be subject to U.S. withholding tax at a rate of 30% to the extent the distribution constitutes a dividend for U.S. federal income tax purposes, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate (generally an applicable Internal Revenue Service Form W-8). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent any distribution does not constitute a dividend, it will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of common stock and then, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of common stock, as gain from the sale or exchange of such stock. Any such gain will be subject to the treatment described below under “—Gain on Sale or Other Disposition of Common Stock.”

Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment of such non-U.S. holder) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, at regular U.S. federal income tax rates. Dividends received by a non-U.S. corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of our common stock, and the non-U.S. holder has held, at any time during said period, more than 5% of the class of our stock being sold.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax on a net income tax basis, at regular U.S. federal income tax rates. If the non-U.S. holder is a non-U.S. corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses. We believe that we are not and we do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes.

Withholdable Payments to Foreign Financial Institutions and Other Non-U.S. Entities

The Foreign Account Tax Compliance Act, or FATCA, will impose a U.S. federal withholding tax of 30% on certain payments to foreign financial institutions, investment funds and certain other non-U.S. persons that fail to comply with certain information reporting and certification requirements pertaining to their direct and indirect U.S. securityholders and/or U.S. accountholders. Such payments would include our dividends and the gross proceeds from the sale or other disposition of our common stock. Under applicable Treasury Regulations, this withholding will apply to payments of dividends on our common stock, and to payments of gross proceeds from a sale or other disposition of our common stock made on or after January 1, 2017. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding for dividends on our common stock paid to such holder unless such holder certifies under penalties of perjury (generally by providing an applicable Internal Revenue Service form W-8) that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-U.S. holder outside the United States through an office outside the United States of a non-U.S. broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of common stock through a U.S. broker or the U.S. offices of a non-U.S. broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the Internal Revenue Service and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption. Information reporting will also apply if a non-U.S. holder sells its shares of common stock through a non-U.S. broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person) and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Underwriting

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	7,350,000
Morgan Stanley & Co. LLC	6,533,332
Allen & Company LLC	2,450,000
Loop Capital Markets LLC	166,667
The Williams Capital Group, L.P.	166,667

Total	16,666,666

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 2,499,999 shares from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,499,999 additional shares from the selling stockholders.

Paid by the Company	No Exercise	Full Exercise
Per Share	$1.04	$1.04
Total	$13,866,666.32	$13,866,666.32

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$1.04	$1.04
Total	$3,466,666.32	$6,066,665.28

Shares sold by the underwriters to the public will initially be offered at the initial public offering price on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.624 per share from the initial public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors and holders of substantially all of the company’s capital stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during periods of at least 180 days, and for a portion of the shares, 270 and 360 days from the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price was negotiated among the company and the representative. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

The company’s common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “ETSY.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares from the selling stockholders or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares from the selling stockholders pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company and the selling stockholders estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses and the expenses of Financial Industry Regulatory Authority, or FINRA, qualification, but excluding underwriting discounts and commissions, will be approximately $5.2 million. We have agreed to reimburse the underwriters for up to $45,000 of expenses relating to clearance of this offering with FINRA.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. For example, affiliates of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are lenders under our Credit Agreement.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. In addition, M. Michele Burns, a member of the company’s board of directors, is also a member of the board of directors of The Goldman Sachs Group, Inc., an affiliate of Goldman, Sachs & Co., an underwriter in this offering.

IPO Participation Program

At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to individual investors. We call this our IPO Participation Program, or IPP. The purpose of the IPP is to allow our U.S.-based Etsy community and other individual investors to participate in our IPO.

Sales in the IPP will be made at our direction by Morgan Stanley & Co. LLC, an underwriter of this offering, or its affiliates. We do not know if individual investors will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available in the overall offering. Any reserved shares not purchased in the IPP will be offered by the underwriters to the general public on the same terms as the other shares of common stock.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Legal Matters

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, New York, New York. As of the date of this prospectus, an investment fund associated with Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP beneficially owned less than 0.25% of the outstanding shares of our common stock. The underwriters have been represented by Davis Polk & Wardwell LLP, Menlo Park, California.

Experts

The consolidated financial statements of Etsy, Inc. as of December 31, 2013 and 2014 and for each of the three years in the period ended December 31, 2014 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Jarvis Labs, Inc. as of December 31, 2012 and 2013, for the period from June 11, 2012 (inception) to December 31, 2012 and for the year ended December 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Incubart SAS as of December 31, 2012 and 2013 and for each of the two years in the period ended December 31, 2013 included in this prospectus have been so included in reliance of the report of PricewaterhouseCoopers Audit, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Securities Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.etsy.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to invest in our common stock.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Etsy, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive (loss) income, changes in convertible preferred stock and stockholders’ (deficit) equity and cash flows present fairly, in all material respects, the financial position of Etsy, Inc. (the “Company”) and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 4, 2015, except for the effects of the reverse split of the Company’s common stock discussed in Note 17 to the consolidated financial statements, as to which the date is March 31, 2015

Etsy, Inc.

Consolidated Balance Sheets

(In thousands except share and per share data)

	As of December 31, 2013	As of December 31, 2014	Pro Forma as of December 31, 2014
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$36,795	$69,659	$69,659
Short-term investments	18,075	19,184	19,184
Accounts receivable, net of allowance for doubtful accounts of $1,279 and $1,841 as of December 31, 2013 and 2014, respectively	11,102	15,404	15,404
Prepaid and other current assets	3,721	12,241	12,241
Deferred tax assets—current	1,802	2,932	2,932
Funds receivable and seller accounts	5,290	10,573	10,573

Total current assets	76,785	129,993	129,993
Restricted cash	—	5,341	5,341
Property and equipment, net	23,107	75,538	75,538
Goodwill	5,346	30,831	30,831
Intangible assets, net	493	5,410	5,410
Other assets	428	2,022	2,022

Total assets	$106,159	$249,135	$249,135

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,346	$8,231	$8,231
Accrued expenses and other current liabilities	5,043	17,442	17,442
Capital lease obligations—current portion	780	1,755	1,755
Funds payable and amounts due to sellers	5,290	10,573	10,573
Deferred revenue	2,760	3,452	3,452

Total current liabilities	19,219	41,453	41,453
Capital lease obligations—net of current portion	38	3,148	3,148
Warrant liability	1,428	1,920	—
Deferred tax liabilities	1,259	3,081	3,081
Facility financing obligation	—	50,320	50,320
Other liabilities	—	1,913	1,913

Total liabilities	21,944	101,835	99,915

Etsy, Inc.

Consolidated Balance Sheets

(In thousands except share and per share data)

	As of December 31, 2013	As of December 31, 2014	Pro Forma as of December 31, 2014
			(Unaudited)
Commitments and contingencies
Convertible preferred stock (25,000,000 shares authorized pro forma):
Series A and A-1 convertible preferred stock ($0.001 par value, 2,363,786 shares authorized; 2,363,786 shares issued and outstanding as of December 31, 2013 and 2014 and no shares issued and outstanding pro forma; $808 aggregate liquidation preference as of December 31, 2013 and 2014)	808	808	—

Series B convertible preferred stock ($0.001 par value, 1,128,431 shares authorized; 1,128,425 shares issued and outstanding as of December 31, 2013 and 2014 and no shares issued and outstanding pro forma; $903 aggregate liquidation preference as of December 31, 2013 and 2014)	865	865	—

Series C convertible preferred stock ($0.001 par value, 1,234,084 shares authorized; 1,222,282 shares issued and outstanding as of December 31, 2013 and 2014 and no shares issued and outstanding pro forma; $3,263 aggregate liquidation preference as of December 31, 2013 and 2014)	3,361	3,361	—

Series D and D-1 convertible preferred stock ($0.001 par value, 4,240,120 shares authorized; 4,215,610 shares issued and outstanding as of December 31, 2013 and 2014 and no shares issued and outstanding pro forma; $27,949 aggregate liquidation preference as of December 31, 2013 and 2014)	27,870	27,870	—

Series E convertible preferred stock ($0.001 par value, 401,450 shares authorized; 396,727 shares issued and outstanding as of December 31, 2013 and 2014 and no shares issued and outstanding pro forma; $6,300 aggregate liquidation preference as of December 31, 2013 and 2014)	6,201	6,201	—

Series 1 convertible preferred stock ($0.001 par value, 203,399 shares authorized; 203,399 shares issued and outstanding as of December 31, 2013 and 2014 and no shares issued and outstanding pro forma; $1,312 aggregate liquidation preference as of December 31, 2013 and 2014)	1,322	1,322	—

Series F convertible preferred stock ($0.001 par value, 11,594,203 shares authorized; 11,594,203 shares issued and outstanding as of December 31, 2013 and 2014 and no shares issued and outstanding pro forma; $40,000 aggregate liquidation preference as of December 31, 2013 and 2014)	39,785	39,785	—

Total convertible preferred stock	80,212	80,212	—

Stockholders’ equity:
Common stock ($0.001 par value, 102,500,000 shares authorized as of December 31, 2013 and 120,000,000 shares authorized as of December 31, 2014 and 1,400,000,000 shares authorized pro forma December 31, 2014; 33,082,948, 44,180,939 and 97,629,182 shares issued and outstanding as of December 31, 2013 and December 31, 2014 and pro forma December 31, 2014, respectively)	33	44	97

Additional paid-in capital	20,944	103,355	185,434

Accumulated deficit	(17,134)	(32,377)	(32,377)

Accumulated other comprehensive (loss) income	160	(3,934)	(3,934)

Total stockholders’ equity	4,003	67,088	149,220

Total liabilities, convertible preferred stock and stockholders’ equity	$106,159	$249,135	$249,135

The accompanying notes are an integral part of these consolidated financial statements

Etsy, Inc.

Consolidated Statements of Operations

(In thousands except share and per share data)

	Year Ended December 31,
	2012	2013	2014
Revenue	$74,602	$125,022	$195,591
Cost of revenue	24,493	47,779	73,633

Gross profit	50,109	77,243	121,958

Operating expenses:
Marketing	10,902	17,850	39,655
Product development	18,653	27,548	36,634
General and administrative	21,909	31,112	51,920

Total operating expenses	51,464	76,510	128,209

(Loss) income from operations	(1,355)	733	(6,251)

Other (expense) income:
Interest expense and amortization of deferred financing costs	(486)	(302)	(590)
Interest and dividend income	48	46	41
Net unrealized loss on warrant and other liabilities	(737)	(419)	(411)
Foreign exchange loss	—	—	(3,049)

Total other expense	(1,175)	(675)	(4,009)

(Loss) income before income taxes	(2,530)	58	(10,260)

Benefit (provision) for income taxes	145	(854)	(4,983)

Net loss	$(2,385)	$(796)	$(15,243)

Deemed dividend to investors in relation to the tender offer	(256)	—	—

Net loss attributable to common stockholders—basic	$(2,641)	$(796)	$(15,243)

Undistributed earnings reallocated from convertible preferred stock	—	—	—

Net loss attributable to common stockholders—diluted	$(2,641)	$(796)	$(15,243)

Net loss per share attributable to common stockholders:
Basic	$(0.09)	$(0.02)	$(0.38)
Diluted	$(0.09)	$(0.02)	$(0.38)
Weighted average common shares outstanding:
Basic	30,281,842	32,667,242	40,246,663
Diluted	30,281,842	32,667,242	40,246,663
Pro forma net loss per share attributable to common stockholders (unaudited):
Basic			$(0.16)
Diluted			$(0.16)
Pro forma weighted average common shares outstanding (unaudited):
Basic			93,694,906
Diluted			93,694,906

The accompanying notes are an integral part of these consolidated financial statements

Etsy, Inc.

Consolidated Statements of Comprehensive (Loss) Income

(In thousands)

	Year Ended December 31,
	2012	2013	2014
Net loss	$(2,385)	$(796)	$(15,243)
Other comprehensive (loss) income:
Cumulative translation adjustment	(26)	221	(4,091)
Unrealized losses on marketable securities, net of tax	—	(9)	(3)

Other comprehensive (loss) income	(26)	212	(4,094)

Comprehensive loss	$(2,411)	$(584)	$(19,337)

The accompanying notes are an integral part of these consolidated financial statements

Etsy, Inc.

Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders’ (Deficit) Equity

(In thousands except share and per share data)

	Series A and A-1 Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D and D-1 Convertible Preferred Stock		Series E Convertible Preferred Stock		Series 1 Convertible Preferred Stock		Series F Convertible Preferred Stock		Common Stock		Treasury Stock		Addi- tional Paid-in Capital	Accum- ulated Deficit	Accumu- lated Other Compre- hensive (Loss) Income	Total

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2011	2,363,786	$808	1,128,431	$865	1,217,230	$3,207	4,215,610	$27,870	396,727	$6,201	203,399	$1,322	—	$—	29,785,974	$30	(638,795)	$(1)	$6,582	$(13,697)	$(26)	$(7,112)
Stock options expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,297	—	—	4,297
Exercise of vested options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,944,709	3	—	—	4,631	—	—	4,634
Exercise of Convertible Series C Warrants	—	—	—	—	5,056	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series F Preferred Shares at $3.45 per share, net of issuance cost of $215,262	—	—	—	—	—	—	—	—	—	—	—	—	11,594,203	39,785	—	—	—	—	—	—	—	—
Repurchase of shares	—	—	(6)	—	(4)	—	—	—	—	—	—	—	—	—	—	—	(10,000)	—	(60)	—	—	(60)
Fair value of exercised warrants	—	—	—	—	—	154	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deemed dividend on share transaction	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	256	(256)	—	—
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(26)	(26)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,385)	—	(2,385)

Balance as of December 31, 2012	2,363,786	808	1,128,425	865	1,222,282	3,361	4,215,610	27,870	396,727	6,201	203,399	1,322	11,594,203	39,785	32,730,683	33	(648,795)	(1)	15,706	(16,338)	(52)	(652)
Stock options expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,077	—	—	4,077
Exercise of vested options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,024,560	1	—	—	1,327	—	—	1,328
Repurchase of shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(23,500)	—	(188)	—	—	(188)
Retirement of repurchased shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(672,295)	(1)	672,295	1	—	—	—	—
Excess tax benefit from the exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	22	—	—	22
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	212	212
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(796)	—	(796)

Balance as of December 31, 2013	2,363,786	808	1,128,425	865	1,222,282	3,361	4,215,610	27,870	396,727	6,201	203,399	1,322	11,594,203	39,785	33,082,948	33	—	—	20,944	(17,134)	160	4,003
Stock options expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6,110	—	—	6,110
Exercise of vested options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,215,628	4	—	—	7,952	—	—	7,956
Issuance of common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,301,887	3	—	—	34,997	—	—	35,000
Issuance of stock at acquisition date	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,580,476	4	—	—	27,719	—	—	27,723
Stock expense-acquisitions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	756	—	—	756
Excess tax benefit from the exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,877	—	—	4,877
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,094)	(4,094)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(15,243)	—	(15,243)

Balance as of December 31, 2014	2,363,786	$808	1,128,425	$865	1,222,282	$3,361	4,215,610	$27,870	396,727	$6,201	203,399	$1,322	11,594,203	$39,785	44,180,939	$44	—	$—	$103,355	$(32,377)	$(3,934)	$67,088

The accompanying notes are an integral part of these consolidated financial statements

Etsy, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2012	2013	2014
Cash flows from operating activities
Net loss	$(2,385)	$(796)	$(15,243)
Adjustments to reconcile net loss to net cash provided by operating activities:
Stock-based compensation expense	4,094	3,834	5,920
Stock-based compensation expense-acquisitions	—	—	4,130
Depreciation and amortization expense	7,930	12,380	17,223
Bad debt expense	1,295	1,002	1,881
Foreign exchange loss	—	—	3,049
Amortization of debt issuance costs	14	8	68
Net unrealized loss on warrant and other liabilities	737	419	411
Loss on disposal of assets	125	677	79
Deferred income taxes	(736)	1,282	(817)
Excess tax benefit from exercise of stock options	—	(22)	(4,877)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(4,046)	(4,832)	(6,197)
Funds receivable and seller accounts	(2,258)	(2,907)	(3,975)
Prepaid expenses and other current assets	(426)	(1,667)	(5,820)
Other assets	(83)	(295)	(1,446)
Accounts payable	2,340	1,712	1,046
Accrued liabilities	430	1,960	11,463
Funds payable and amounts due to sellers	2,258	2,993	3,880
Deferred revenue	395	794	693
Other liabilities	—	—	619

Net cash provided by operating activities	9,684	16,542	12,087

Cash flows from investing activities
Acquisition of businesses, net of cash acquired	(200)	(675)	(4,688)
Purchases of property and equipment	(6,528)	(7,762)	(1,304)
Development of internal-use software	(7,418)	(9,310)	(8,280)
Purchase of U.S. Government and agency bills	(16,081)	(39)	(21,698)
Sale of marketable securities	1,350	2,761	20,588
Net increase in restricted cash	—	—	(5,341)

Net cash used in investing activities	(28,877)	(15,025)	(20,723)

Cash flows from financing activities
Proceeds from the issuance of preferred stock	39,785	—	—
Repurchase of stock	(60)	(188)	—
Proceeds from the issuance of common stock	—	—	35,000
Proceeds from exercise of stock options	4,634	1,328	7,956
Excess tax benefit from the exercise of stock options	—	22	4,877
Payments on capitalized lease obligations	(1,387)	(1,265)	(1,480)
Deferred payments on acquisition of business	—	—	(75)
Payments relating to public offering	—	—	(1,041)

Net cash provided by (used in) financing activities	42,972	(103)	45,237

Effect of exchange rate changes on cash	(27)	446	(3,737)
Net increase in cash and cash equivalents	23,752	1,860	32,864
Cash and cash equivalents at beginning of period	11,183	34,935	36,795

Cash and cash equivalents at end of period	$34,935	$36,795	$69,659

Supplemental cash flow disclosures:
Cash paid for interest	$431	$233	$342

Cash paid for income taxes	$264	$206	$217

Etsy, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2012	2013	2014
Supplemental non-cash disclosures
Equipment acquired under capital lease obligations	$581	$—	$5,564

Stock-based compensation capitalized in development of capitalized software	$203	$243	$190

Fair value of exercised liability-classified warrants	$154	$—	$—

Non-cash additions to development of internal-use software and property and equipment	$414	$398	$2,510

Non-cash addition to construction in progress related to build-to-suit lease and facility financing obligation	$—	$—	$50,320

Non-cash addition to capitalized public offering costs	$—	$—	$1,413

Fair value of common stock issued in acquisition	$—	$—	$27,723

The accompanying notes are an integral part of these consolidated financial statements

Etsy, Inc.

Notes to Consolidated Financial Statements

Note 1—Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

Etsy, Inc. (the “Company” or “Etsy”) was incorporated in Delaware in February 2006. Etsy operates a marketplace where people around the world connect, both online and offline, to make, sell and buy unique goods. The Company generates revenue primarily from transaction and listing fees, Promoted Listings, Direct Checkout fees, and Shipping Label sales.

Evaluation of Subsequent Events

The Company has evaluated subsequent events that occurred after December 31, 2014 through March 4, 2015, the date on which the consolidated financial statements for the year ended December 31, 2014 were issued and through March 31, 2015 as to the effects of the reverse split of the Company’s common stock described in Note 17.

Basis of Consolidation

The consolidated financial statements include the accounts of Etsy and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The 2012 and 2013 financial statements have been revised to correct certain errors. See Note 15—Revisions to Consolidated Financial Statements.

Unaudited Pro Forma Financial Information

Upon the consummation of the initial public offering contemplated by the Company, all of the outstanding shares of convertible preferred stock will convert into shares of common stock. The December 31, 2014 unaudited pro forma consolidated balance sheet data has been prepared assuming the conversion of the outstanding convertible preferred stock into 53,448,243 shares of common stock.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The accounting estimates that require management’s most difficult and subjective judgments include revenue recognition, income taxes, website development costs and internal-use software, purchase price allocations for business combinations, valuation of goodwill and intangible assets and stock based compensation. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

Etsy, Inc.

Notes to Consolidated Financial Statements

Revenue Recognition

The Company operates a platform for third-party sellers. Its business model is based on shared success: the Company makes money when Etsy sellers make money. The Company does not compete with Etsy sellers, hold inventory or sell goods. The Company’s revenue is diversified, generated from a mix of marketplace activities and the services the Company provides Etsy sellers to help them create and grow their businesses. The Company’s revenue consists of Marketplace revenue, Seller Services revenue and Other revenue. The Company’s revenue is recorded net of actual and expected refunds. Marketplace revenue includes the fee an Etsy seller pays for each completed transaction and the listing fee an Etsy seller pays for each item she lists. Seller Services revenue includes fees an Etsy seller pays for services such as prominent placement in search results via Promoted Listings, payment processing via Direct Checkout and purchases of shipping labels through the Company’s platform via Shipping Labels. The Company deducts its cost of shipping labels and estimated refunds from gross shipping fees to determine net shipping fees. Other revenue includes the fees the Company receives from a third-party payment processor.

The Company recognizes revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the Etsy seller; (3) the collection of fees is reasonably assured; and (4) the amount of fees to be paid by the Etsy seller is fixed or determinable. The Company evaluates whether it is appropriate to recognize revenue on a gross or net basis based upon its evaluation of whether it is the primary obligor in a transaction, has inventory risk and has latitude in establishing pricing and selecting suppliers. Based on its evaluation of these factors, revenue is recorded net of merchandise values associated with the transaction.

Marketplace revenue. Marketplace revenue consists of the 3.5% fee that an Etsy seller pays for each completed transaction on the Company’s platform, exclusive of shipping fees charged. Marketplace revenue also consists of a listing fee of $0.20 per item that she lists in its marketplace. Revenue from completed Wholesale transactions is also included in Marketplace revenue, whereas revenue from Wholesale enrollment is included in Seller Services revenue. Transaction fees are recognized when the corresponding transaction is made. Listing fees are recognized ratably over a four-month listing period, unless the item is sold or the seller relists it, at which time any remaining listing fee is recognized.

Seller Services revenue. Seller Services revenue consists of fees an Etsy seller pays the Company for the Seller Services she uses, including Promoted Listings, Direct Checkout, Shipping Labels and Wholesale enrollment.

•	Revenue from Promoted Listings consists of cost-per-click based fees an Etsy seller pays the Company for prominent placement of her listings in search results generated by Etsy buyers in its marketplace. Revenue is recognized when the Promoted Listing is clicked.

Etsy, Inc.

Notes to Consolidated Financial Statements

•	Revenue from Direct Checkout consists of fees an Etsy seller pays the Company to process credit, debit and Etsy Gift Card payments. Direct Checkout fees vary between 3-4% of the item’s total sale price plus a flat fee per order, depending on the country in which her bank account is located. Direct Checkout fees are based on the item’s total sale price, including shipping. Revenue from Direct Checkout is recognized when the corresponding transaction is made. Revenue from breakage on Etsy Gift Cards is recognized when the amount is probable and estimable. Given the lack of historical experience related to gift card activity, there has been no breakage revenue recorded to date.

•	Revenue from Shipping Labels consists of fees an Etsy seller pays the Company when she purchases shipping labels directly through its platform, net of the cost it incurs in purchasing those shipping labels. The Company provides its sellers shipping labels from the United States Postal Service and Canada Post at a discounted price due to the volume of purchases through its platform. The Company recognizes Shipping Label revenue when an Etsy seller purchases a shipping label. The Company recognizes Shipping Label revenue on a net basis as it is not the primary obligor in the delivery of these services.

•	Revenue from Wholesale consists of fees an Etsy seller pays the Company when she is approved to enroll in its Wholesale program. The one-time Wholesale enrollment fee is recognized ratably over the estimated customer life. Revenue from completed Wholesale transactions is included in Marketplace revenue.

Other revenue. Other revenue includes the fees the Company receives from a third-party payment processor. Other revenue is recognized as the transactions are processed by the third-party payment processor.

The following table summarizes revenue by type of service (in thousands):

	Year Ended December 31,
	2012	2013	2014
Marketplace	$55,330	$78,544	$108,732
Seller Services	15,863	42,817	82,502
Other	3,409	3,661	4,357

Revenue	$74,602	$125,022	$195,591

Cost of Revenue

Cost of revenue consists primarily of expenses associated with the operation and maintenance of the Company’s platform and data centers, including depreciation and amortization, employee-related costs, including stock-based compensation expense, and energy and bandwidth costs. Cost of revenue also includes the cost of interchange and other fees for credit card processing services, credit card verification service fees and credit card chargebacks to support Direct Checkout revenue, as well as employee-related costs, including stock-based compensation expense, for our member support staff, and costs of refunds made to Etsy buyers that the Company is not able to collect from Etsy sellers.

Etsy, Inc.

Notes to Consolidated Financial Statements

Accounts Receivable and Allowance for Doubtful Accounts

The Company’s trade accounts receivable are recorded at amounts billed to Etsy sellers and are presented on the consolidated balance sheet net of the allowance for doubtful accounts. The allowance is determined by a number of factors, including age of the receivable, current economic conditions, historical losses and management’s assessment of the financial condition of Etsy sellers. Receivables are written off once they are deemed uncollectible, which may arise when Etsy sellers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company. Estimates of uncollectible accounts receivable are recorded to general and administrative expense.

The following table summarizes the allowance activity during the periods indicated (in thousands):

	Year Ended December 31,
	2012	2013	2014
Balance as of the beginning of period	$998	$1,357	$1,279
Bad debt expense	1,295	1,002	1,881
Write-offs, net of recoveries and other adjustments	(936)	(1,080)	(1,319)

Balance as of the end of period	$1,357	$1,279	$1,841

Funds Receivable and Seller Accounts and Funds Payable and Amounts due to Sellers

The Company records funds receivable and seller accounts and funds payable and amounts due to sellers as current assets and liabilities, respectively, on the consolidated balance sheet. Funds receivable and seller accounts represent amounts received or expected to be received from Etsy buyers via third-party credit card processors, which flow through an Etsy bank account for payment to Etsy sellers. This cash and related receivable represent the total amount due to sellers, and as such a liability for the same amount is recorded to funds payable and amounts due to Etsy sellers.

Property and Equipment

Property and equipment, consisting principally of computer equipment and purchased software, are recorded at cost. The Company capitalizes construction in progress for build-to-suit lease agreements where we are the owner, for accounting purposes only, during the construction period. Depreciation and amortization are recognized using the straight-line method in amounts sufficient to relate the cost of depreciable and amortizable assets to operations over their estimated useful lives. Repairs and maintenance are charged to operations as incurred.

Etsy, Inc.

Notes to Consolidated Financial Statements

Internal-use Software and Website Development Costs

Costs incurred to develop software for internal use and the Company’s website are capitalized and amortized over the estimated useful life of the software, generally three years. The Company also capitalizes costs related to upgrades and enhancements when it is probable the expenditures will result in additional functionality or will extend the useful life of existing functionality. Costs related to the design or maintenance of internal-use software and website development are expensed as incurred. The Company periodically reviews internal-use software and website development costs to determine whether the projects will be completed, placed in service, removed from service, or replaced by other internally developed or third-party software. If the asset is not expected to provide any future benefit, the asset is retired and any unamortized cost is expensed.

Depreciable/Amortizable Tangible Long-Lived Assets

When events or changes in circumstances require, the Company assesses the likelihood of recovering the cost of tangible long-lived assets based on its expectations of future profitability, undiscounted cash flows and management’s plans with respect to operations to determine if the asset is impaired and subject to write-off. Measurement of any impairment loss is based on the excess of the carrying value of the asset over the fair value.

Leases

The Company leases office space and certain computer equipment in multiple locations under non-cancelable lease agreements. The leases are reviewed for classification as operating or capital leases. For operating leases, rent is recognized on a straight-line basis over the lease period. For capital leases, the Company records the leased asset with a corresponding liability. Payments are recorded as reductions to the liability with an appropriate interest charge recorded based on the then-outstanding remaining liability.

The Company considers the nature of the renovations and the Company’s involvement during the construction period of newly leased office space to determine if it is considered to be the owner of the construction project during the construction period. If the Company determines that it is the owner of the construction project, it is required to capitalize the fair value of the building as well as the construction costs incurred on its consolidated balance sheet along with a corresponding financing liability (“build-to-suit accounting”). Upon occupancy for build-to-suit leases, the Company assesses whether the circumstances qualify for sales recognition under the sale-leaseback accounting guidance. If the lease meets the sale-leaseback criteria, the Company will remove the asset and related financial obligation from the balance sheet and treat the building lease as an operating lease. If upon completion of construction, the project does not meet the sale-leaseback criteria, the leased property will be treated as a capital lease for financial reporting purposes.

Etsy, Inc.

Notes to Consolidated Financial Statements

Business Combinations

The Company has completed a number of acquisitions of other businesses in the past and may acquire additional businesses or technologies in the future. The results of businesses acquired in a business combination are included in the Company’s consolidated financial statements from the date of acquisition. The Company allocates the purchase price, which is the sum of the consideration provided and may consist of cash, equity or a combination of the two, in a business combination to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies.

When the Company issues stock-based or cash awards to an acquired company’s stockholders, the Company evaluates whether the awards are contingent consideration or compensation for post-acquisition services. The evaluation includes, among other things, whether the vesting of the awards is contingent on the continued employment of the acquired company’s stockholder beyond the acquisition date. If continued employment is required for vesting, the awards are treated as compensation for post-acquisition services and recognized as expense over the requisite service period.

The Company carries intangible assets at cost, and it amortizes them on a straight-line basis over their estimated useful lives, typically three years. When circumstances indicate that the carrying value of these assets may not be recoverable, the Company reviews its identifiable amortizable intangible assets for impairment.

To date, the assets acquired and liabilities assumed in the Company’s business combinations have primarily consisted of goodwill and finite-lived intangible assets, consisting primarily of developed technologies, customer relationships and trademarks. The estimated fair values and useful lives of identifiable intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, the nature of the business acquired, and the specific characteristics of the identified intangible assets. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including market conditions, technological developments, economic conditions and competition. In connection with determination of fair values, the Company may engage independent appraisal firms to assist with the valuation of intangible and certain tangible assets acquired and certain assumed obligations.

Acquisition-related transaction costs incurred by the Company are not included as a component of consideration transferred, but are accounted for as an expense in the period in which the costs are incurred.

Etsy, Inc.

Notes to Consolidated Financial Statements

Goodwill

Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Goodwill is not amortized, but is subject to an annual impairment test. Management has determined that the Company has a single reporting unit and performs its annual goodwill impairment test during the fourth quarter or more frequently if events or changes in circumstances indicate that the goodwill may be impaired.

Events or changes in circumstances which could trigger an impairment review include significant changes in the manner of the Company’s use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends, significant underperformance relative to historical or projected future results of operations, a significant adverse change in the business climate, an adverse action or assessment by a regulator, unanticipated competition or a loss of key personnel.

The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if an entity concludes otherwise, then it is required to perform the first of a two-step impairment test.

The first step involves comparing the estimated fair value of the reporting unit with its respective book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than book value, then a second step is required that compares the carrying amount of the goodwill with its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally-generated and unrecognized intangible and tangible net assets. If the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

The Company completed a Step 1 analysis during the fourth quarter of 2014. No impairment of goodwill was recorded at December 31, 2013 or 2014.

Intangible Assets

Intangible assets are amortized over the estimated useful life of the acquired technology, customer relationships and trademarks, generally three years.

Etsy, Inc.

Notes to Consolidated Financial Statements

Stock-Based Compensation

For employee stock-based awards, the Company calculates the fair value of the award on the date of grant using the Black-Scholes option-pricing model and the expense is recognized over the service period for awards expected to vest. For non-employee stock-based awards, the Company calculates the fair value of the award on the date of grant in the same manner as employee awards over the contractual term; however, the unvested portion of the awards is revalued at the end of each reporting period until such time as the non-employee award is fully vested.

We account for stock-based compensation arrangements in restricted shares, subject to a put option that allows the holder of the shares to put the shares back to the Company for cash, as liability-classified stock awards. These awards are re-measured at each reporting period, with changes in fair value being charged to the statement of operations. Compensation expense is recognized using a graded vesting methodology for each separately vesting tranche as though the award were, in substance, multiple awards. Unless the put option is exercised, the restricted shares will be reclassified from a liability to an equity classified award upon the termination of the put option.

For the years ended December 31, 2012, 2013 and 2014, the Company recognized expenses of approximately $3.9 million, $3.7 million and $5.9 million for employee stock options, respectively, and $0.2 million, $0.2 million and $0.1 million for non-employee stock options, respectively.

Additionally, the Company recorded $4.1 million in acquisition-related stock-based compensation expense for the year ended December 31, 2014, of which $3.4 million relates to liability-classified awards.

Cash and Cash Equivalents

The Company considers all investments with an original maturity of three months or less at time of purchase to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company reduces credit risk by placing its cash and cash equivalents with major financial institutions with high credit ratings. At times, such amounts may exceed Federally insured limits.

Fair Value of Financial Instruments

Management believes that the fair value of financial instruments, consisting of cash and cash equivalents, accounts receivable and accounts payable, approximates carrying value due to the immediate or short-term maturity associated with its cash and cash equivalents, accounts receivable and accounts payable.

Etsy, Inc.

Notes to Consolidated Financial Statements

Income Taxes

Income tax benefit (provision) is based on (loss) income before income taxes and is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. Management assesses the need for a valuation allowance on an annual basis to reduce deferred tax assets to the amounts expected to be realized.

The Company accounts for uncertainty in income taxes using a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by the taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate audit settlement. The Company has no unrecognized tax benefits at December 31, 2012 and 2013 and has an unrecognized tax benefit of $0.4 million at December 31, 2014.

The Company recognizes interest and penalties, if any, associated with income tax matters as part of the income tax provision and includes accrued interest and penalties with the related income tax liability in the consolidated balance sheet.

Marketing

Marketing expenses consist primarily of targeted online marketing costs, such as search engine marketing, and offline marketing expenses, such as television advertising. Marketing expenses also include employee-related costs, including stock-based compensation expense, for our employees involved in marketing, public relations and communications activities. Marketing expenses are expensed as incurred.

Net (Loss) Income Per Share

The Company follows the two-class method when computing net (loss) income per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net (loss) income per share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common stock and

Etsy, Inc.

Notes to Consolidated Financial Statements

participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

The Company’s convertible preferred stock contractually entitles the holders of such shares to participate in dividends, but does not contractually require the holders of such shares to participate in losses of the Company. Accordingly, the two-class method does not apply for periods in which the Company reports a net loss or a net loss attributable to common stockholders resulting from dividends, accretion or modifications to its convertible preferred stock.

Basic net (loss) income per share attributable to common stockholders is computed by dividing the net (loss) income attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net (loss) income attributable to common stockholders is computed by adjusting net (loss) income attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities, including outstanding common stock options, convertible preferred stock and warrants to purchase common stock and convertible preferred stock.

Diluted net (loss) income per share attributable to common stockholders is computed by dividing the diluted net (loss) income attributable to common stockholders by the weighted average number of common shares, including potential dilutive common shares assuming the dilutive effect of outstanding common stock options, convertible preferred stock and warrants to purchase common stock and convertible preferred stock. For periods in which the Company has reported net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, because dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Segment Data

The Company identifies operating segments as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker, or decision-making group, in making decisions regarding resource allocation and performance assessment. The Company defines the term “chief operating decision maker” to be its chief executive officer. The Company has determined it operates in one operating segment and one reportable segment, as its chief operating decision maker reviews financial information presented on only a consolidated basis for purposes of allocating resources and evaluating financial performance.

Foreign Currency

The Company has determined that the functional currency for each of its foreign operations is the local currency in which the operation is located. All assets and liabilities are translated into U.S. dollars using

Etsy, Inc.

Notes to Consolidated Financial Statements

exchange rates in effect at the balance sheet date. Revenue and expenses are translated using average exchange rates during the period. Foreign currency translation adjustments are reflected in stockholders’ equity as a component of other comprehensive (loss) income. Transaction gains and losses including intercompany transactions denominated in a currency other than the functional currency of the entity involved are included in foreign exchange loss within other (expense) income in the statement of operations.

Excess Tax Benefits from Exercise of Stock Options

The Company uses the “with and without” approach in determining the order in which tax attributes are utilized. As a result, the Company recognizes a tax benefit from stock-based awards in additional paid-in capital only if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. When tax deductions from stock-based awards are less than the cumulative book compensation expense, the tax effect of the resulting difference (“shortfall”) is charged first to additional paid-in capital, to the extent of the Company’s pool of windfall tax benefits, with any remainder recognized in income tax expense. The Company determined that it had a sufficient windfall pool available through December 31, 2014 to absorb any shortfalls.

Recent Accounting Pronouncements

Under the Jumpstart Our Business Startups Act (“JOBS Act”), the Company meets the definition of an emerging growth company. The Company has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In March 2013, the FASB issued new accounting guidance clarifying the accounting for the release of cumulative translation adjustment into net income when a company either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued an accounting standards update that replaces existing revenue recognition guidance. Among other things, the updated guidance requires companies to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance is effective for the Company beginning January 1, 2017. The Company is currently evaluating the effect the guidance will have on its consolidated financial statements.

Etsy, Inc.

Notes to Consolidated Financial Statements

In August 2014, the FASB issued an accounting standard update under which management will be required to assess an entity’s ability to continue as a going concern and provide related disclosures in certain circumstances. The new guidance is effective for annual periods beginning after December 15, 2016 and for annual and interim periods thereafter. The adoption of this guidance is not expected to have an impact on the Company’s financial statements or disclosures.

Note 2—Business Combinations

In April 2012, the Company acquired the assets of Trunkt LLC for a purchase price of $200,000, plus two additional contingent payments of $100,000 that were tied to continued employment with the Company and were recognized as post-acquisition compensation expense and paid out by the Company in 2013. Acquired assets consisted of customer information, domain access rights, certain web services and a trademark. The purchase price was allocated to the acquired technology intangible assets in the Company’s consolidated financial statements. This acquisition did not have any measureable impact on consolidated revenue or (loss) income from operations.

In January 2013, the Company acquired the assets of The Lascaux Company, Inc., owners of the “Mixel” iOS mobile application, for a purchase price of $750,000, which consisted of $675,000 paid on the closing date and $75,000 due on the first anniversary of the closing date, subject to indemnification provisions. In connection with the acquisition, the Company granted options to purchase 181,160 shares of common stock to certain key employees of the acquired company. Acquired assets consisted of the Mixel iOS mobile application and related source code and domain name registration. The purchase price was allocated between acquired technology intangible assets and goodwill in the Company’s consolidated financial statements. This acquisition did not have any measureable impact on consolidated revenue or (loss) income from operations.

On April 29, 2014, the Company completed the acquisition of Jarvis Labs, Inc., owners of the “Grand St.” online technology marketplace. Total consideration for the acquisition was approximately $3.2 million, consisting of $1.0 million in cash and 212,552 shares of the Company’s common stock with a fair value of $2.2 million on the acquisition date. Additionally, the Company issued 328,580 shares of common stock, with a fair value of $3.4 million on the acquisition date, which are tied to continued employment with the Company and are being accounted for as post-acquisition stock-based compensation expense over the three-year vesting period. Because the Company is not publicly traded, the Company utilizes equity valuations based on comparable publicly-traded companies, discounted cash flows, an analysis of the Company’s enterprise value and any other factors deemed relevant in estimating the fair value of its common stock for purposes of calculating the fair value of the purchase price.

Etsy, Inc.

Notes to Consolidated Financial Statements

The following table summarizes the components of the Grand St. purchase price and the allocation of the purchase price at fair value (in thousands):

Cash paid	$1,040
Common shares	2,202

Total purchase consideration	$3,242

Working capital	$85
Developed technology	2,000
Customer relationships	600
Trademarks	200
Goodwill	991
Deferred tax liability	(634)

Net assets acquired	$3,242

Included in working capital is approximately $0.1 million of cash acquired.

The amounts allocated to developed technology, customer relationships and trademark (the acquired intangible assets) total $2.8 million. The fair value assigned to developed technology was determined primarily using the cost approach, which estimates the cost to reproduce the asset, adjusted for loss due to functional and economic obsolescence. The fair value of the Company’s customer relationships was determined primarily using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management. The fair value assigned to trademark was determined using the relief from royalty method, where the owner of the asset realizes a benefit from owning the intangible asset rather than paying a rental or royalty rate for use of the asset. The acquired identifiable intangible assets are being amortized on a straight-line basis over three years, which approximates the pattern in which the assets are utilized. None of the goodwill recorded in the acquisition is deductible for tax purposes.

On June 18, 2014, the Company completed the acquisition of Incubart SAS, a societe par actions simplifiee organized under the laws of France, which operates the online marketplace A Little Market (“ALM”). Total consideration for the acquisition was $30.8 million, consisting of $5.3 million in cash, of which $4.2 million was paid on the closing date and $0.3 million is due to be paid on March 31, 2015 and $0.8 million is due to be paid on February 16, 2016, and 2,439,847 shares of the Company’s common stock with a fair value of $25.5 million on the acquisition date. Because the Company is not publicly traded, the Company utilizes equity valuations based on comparable publicly-traded companies, discounted cash flows, an analysis of the Company’s enterprise value and any other factors deemed relevant in estimating the fair value of its common stock for purposes of calculating the fair value of the purchase price. The terms of the purchase agreement provide for the sale of put options to certain of the former shareholders of ALM. The put options enable the holders of the options to sell up to all of their shares back to the Company, subject to certain vesting and restrictions, at fair value, but not to exceed $8.26 per share and not less than $4.00 per share.

Etsy, Inc.

Notes to Consolidated Financial Statements

The put right terminates with respect to a share on the earlier of one year from when such share is vested or the liquidation date, as defined in the agreement containing the put option. The holders of the options paid an aggregate of $0.1 million cash to the Company at the date of acquisition and the Company recorded a $0.1 million liability for the fair value of the put options at that time. Additionally, the Company issued 599,497 shares of common stock, with a fair value of $6.3 million on the acquisition date, which are tied to continued employment with the Company and are being accounted for as post-acquisition stock-based compensation expense over the three-year vesting period. Since the put options relate in part to these shares, these restricted shares will be recorded as liability-classified stock awards as earned.

The following table summarizes the components of the purchase price at fair value and the allocation of the purchase price at fair value (in thousands):

Cash paid	$5,290
Common shares	25,521

Total purchase consideration	$30,811

Working capital	$625
Property and equipment and other assets	95
Developed technology	1,636
Customer relationships	1,693
Trademarks	775
Goodwill	27,309
Deferred tax liability	(757)
Other long-term liabilities	(565)

Net assets acquired	$30,811

Included in working capital is approximately $0.5 million of cash and cash equivalents acquired.

The amount allocated to developed technology, customer relationships and trademark (the acquired intangible assets) total $4.1 million. The fair value assigned to developed technology was determined primarily by using the cost approach, which estimates the cost to reproduce the asset, adjusted for loss due to functional and economic obsolescence. The fair value of the Company’s customer relationships was determined primarily by using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management. The fair value assigned to trademark was determined using the relief from royalty method, where the owner of the asset realizes a benefit from owning the intangible asset rather than paying a rental or royalty rate for use of the asset. The acquired identifiable intangible assets are being amortized on a straight-line basis over three years, which approximates the pattern in which the assets are utilized. Goodwill of $27.3 million, none of which is deductible for tax purposes, was recorded in connection with the ALM acquisition, which is primarily attributed to synergies arising from the acquisition and the value of the acquired workforce.

Etsy, Inc.

Notes to Consolidated Financial Statements

The Company incurred approximately $2.1 million in acquisition-related costs, included in general and administrative expenses. These acquisitions increased revenue by $1.8 million and contributed $5.7 million to the Company’s consolidated net loss in the year ended December 31, 2014. The impact to net loss was primarily due to amortization of intangibles and stock-based compensation associated with the acquisitions.

The following unaudited pro forma financial information presents the combined operating results of the Company, Grand St. and ALM as if each acquisition had occurred as of January 1, 2013. The unaudited pro forma financial information includes the accounting effects of the business combinations, including adjustments to the amortization of intangible assets and professional fees associated with the acquisition. The unaudited pro forma information does not necessarily reflect the actual results that would have been achieved, nor is it necessarily indicative of our future consolidated results.

The unaudited pro forma financial information is presented in the table below for the years ended December 31, 2013 and 2014 (in thousands except per share amounts):

	Year Ended December 31,
	2013	2014
Revenue	$127,838	$197,395
Net loss	(7,533)	(15,403)
Basic net loss per share	(0.21)	(0.37)
Diluted net loss per share	(0.21)	(0.37)

Note 3—Marketable Securities

Short-term investments consist of marketable securities that are available-for-sale. The cost and fair value of available-for-sale securities were as follows as of the dates indicated (in thousands):

	Cost	Gross Unrealized Holding Loss	Gross Unrealized Holding Gain	Fair Value
December 31, 2013
U.S. Government and agency bills	$18,073	$(1)	$3	$18,075

	$18,073	$(1)	$3	$18,075

December 31, 2014
U.S. Government and agency bills	$19,188	$(5)	$1	$19,184

	$19,188	$(5)	$1	$19,184

The Company’s investments in marketable securities consist primarily of investments in Corporate Certificates of Deposit and AAA-rated U.S. Government and agency bills. When evaluating investments for other-than-temporary impairment, the Company reviews factors such as length of time and extent to which

Etsy, Inc.

Notes to Consolidated Financial Statements

fair value has been below cost basis, the financial condition of the issuer and the Company’s ability and intent to hold the investment for a period of time, which may be sufficient for anticipated recovery in market value. The Company evaluates fair values for each individual security in the investment portfolio.

Note 4—Property and Equipment

Property and equipment consisted of the following as of the dates indicated (in thousands):

		As of December 31,
	Estimated useful lives	2013	2014
Computer equipment	3 years	$13,837	$16,876
Furniture and equipment	4 years	1,630	1,987
Software	1 - 3 years	2,380	1,146
Leasehold improvements	Shorter of life of asset or lease term	2,706	3,134
Construction in progress(1)	Not applicable	—	51,796
Website development	3 years	23,897	31,156

		44,450	106,095

Less: Accumulated
depreciation and amortization		21,343	30,557

		$23,107	$75,538

(1)	The Company capitalizes construction in progress and records a corresponding long-term liability for build-to-suit lease arrangements where it is considered the owner, for accounting purposes, during the construction period.

Depreciation and amortization expense on property and equipment was $7.7 million, $12.1 million and $15.7 million for the years ended December 31, 2012, 2013 and 2014, respectively, which includes amortization expense for equipment acquired under capital leases of $1.5 million, $1.2 million and $1.5 million for the years ended December 31, 2012, 2013 and 2014, respectively. The gross balance of leased equipment as of December 31, 2013 and 2014 was $3.3 million and $6.0 million, respectively. The related accumulated amortization of equipment under capital leases was $2.6 million and $1.2 million at December 31, 2013 and 2014, respectively.

Etsy, Inc.

Notes to Consolidated Financial Statements

The following table summarizes capitalized website development and internal-use software activities during the periods indicated (in thousands):

	Year Ended December 31,
	2013	2014
Balance as of the beginning of the period	$14,993	$23,897
Additions to website development, excluding stock-based compensation	9,600	8,281
Additions to website development—stock-based compensation	243	190
Less: Retirements	939	1,212

	23,897	31,156
Less: Accumulated amortization	12,003	18,968

	$11,894	$12,188

For the years ended December 31, 2012, 2013 and 2014, the Company recorded amortization expense relating to capitalized website development and internal-use software of $3.7 million, $6.3 million and $8.1 million, respectively. The loss on write-off for website development and internal-use software assets that were retired during the years ended December 31, 2012, 2013 and 2014 was $0.1 million, $0.7 million and $0.1 million, respectively.

Note 5—Goodwill and Intangible Assets

The following table summarizes the changes in the carrying amount of goodwill for the periods indicated (in thousands):

	Year Ended December 31,
	2013	2014
Balance as of the beginning of the period	$5,166	$5,346
Acquisitions	180	28,300
Other adjustments(1)	—	(2,815)

Balance as of the end of the period	$5,346	$30,831

(1)	Primarily includes the effect of foreign currency translation.

The Company did not recognize any goodwill impairments during the years ended December 31, 2012, 2013 and 2014.

Etsy, Inc.

Notes to Consolidated Financial Statements

At December 31, 2013 and 2014, the gross book value and accumulated amortization of intangible assets were as follows (in thousands):

	As of December 31, 2013			As of December 31, 2014
	Gross book value	Accumulated amortization	Net book value	Gross book value	Accumulated amortization	Net book value
Trademarks	$—	$—	$—	$892	$(169)	$723
Technology	1,045	(641)	404	4,505	(1,547)	2,958
Customer relationships	200	(111)	89	2,313	(584)	1,729

Intangible assets, net	$1,245	$(752)	$493	$7,710	$(2,300)	$5,410

Amortization expense for the years ended December 31, 2012, 2013 and 2014 was $0.2 million, $0.3 million and $ 1.5 million, respectively.

Based on amounts recorded at December 31, 2014, the Company will recognize intangible asset amortization expense in each of the years ending December 31 as follows (in thousands):

2015	$2,368
2016	2,171
2017	871
2018	—
Thereafter	—

Total amortization expense	$5,410

Note 6—Warrants

The Company has outstanding warrants to purchase 11,373 shares of its Series C Preferred stock with an exercise price of $2.67 per share, 24,510 shares of its Series D Preferred stock with an exercise price of $6.63 per share, and 4,723 shares of its Series E Preferred stock with an exercise price of $15.88 per share (see Note 8). All of these warrants were originally issued in connection with previous lines of credit and were fair valued on the date of issuance, and the fair value amount was recognized as debt issuance costs and amortized to interest expense over the original life of the line of credit. As these warrants are exercisable into shares of Preferred stock, which include certain redemption rights that are outside of the control the Company, in accordance with ASC Topic 480 Distinguishing Liabilities from Equity, the warrants are accounted for as liabilities and are revalued at each balance sheet date. The warrants were fully vested at issuance.

Etsy, Inc.

Notes to Consolidated Financial Statements

The Company determined the fair value of the convertible preferred stock warrants utilizing the Black-Scholes model with the following weighted-average assumptions:

	Series C
	December 31,
	2012	2013	2014
Risk-free interest rate	0.7%	1.3%	1.1%
Expected term (in years)	5.0	4.0	3.0
Estimated dividend yield	0%	0%	0%
Weighted-average estimated volatility	40.0%	41.0%	43.1%
Fair value (in thousands)	$319	$442	$579

	Series D
	December 31,
	2012	2013	2014
Risk-free interest rate	0.3%	0.3%	0.5%
Expected term (in years)	2.5	1.5	0.5
Estimated dividend yield	0%	0%	0%
Weighted-average estimated volatility	39.0%	36.0%	38.9%
Fair value (in thousands)	$597	$859	$1,156

	Series E
	December 31,
	2012	2013	2014
Risk-free interest rate	0.7%	1.3%	1.1%
Expected term (in years)	5.0	4.0	3.0
Estimated dividend yield	0%	0%	0%
Weighted-average estimated volatility	39.0%	41.0%	43.1%
Fair value (in thousands)	$93	$127	$185

During the years ended December 31, 2012, 2013 and 2014, the Company recorded an unrealized loss of $0.7 million, $0.4 million and $0.5 million, respectively, from the remeasurement of the warrants to fair value.

In June 2012, the Company issued 5,056 shares of Series C preferred stock to convert 5,481 warrants at an exercise price of $2.67 per share. The fair market value of a share of common stock at the time of exercise was $6.90. The warrant holder exercised the right to convert this warrant in a cashless transaction and 425 shares were forfeited to the Company as payment of the exercise price. The Company revalued the warrant at the time of exercise and reclassified approximately $0.2 million in warrant liability to Series C preferred stock.

Etsy, Inc.

Notes to Consolidated Financial Statements

Note 7—Debt

Credit Agreement

In May 2014, the Company entered into a $35.0 million senior secured revolving credit facility pursuant to a Revolving Credit and Guaranty Agreement with several lenders (the “Credit Agreement”). The Credit Agreement will mature in May 2019. The Credit Agreement includes a letter of credit sublimit of $10.0 million and a swingline loan sublimit of $15.0 million.

Borrowings under the Credit Agreement (other than swingline loans) bear interest, at the Company’s option, at (i) a base rate equal to the highest of (a) the prime rate, (b) the federal funds rate plus 0.50% and (c) an adjusted LIBOR rate for a one-month interest period plus 1.00%, in each case plus a margin ranging from 0.00% to 0.25% or (ii) an adjusted LIBOR rate plus a margin ranging from 1.00% to 1.25%. Swingline loans under the Credit Agreement bear interest at the same base rate (plus the margin applicable to borrowings bearing interest at the base rate). These margins are determined based on the total leverage ratio for the preceding four fiscal quarter period. The Company is also obligated to pay other customary fees for a credit facility of this size and type, including an unused commitment fee and fees associated with letters of credit. The Credit Agreement also permits the Company, in certain circumstances, to request an increase in the facility by an amount of up to $50.0 million (and in minimum amounts of $10.0 million) at the same maturity, pricing and other terms.

The Credit Agreement contains customary representations and warranties applicable to the Company and its subsidiaries and customary affirmative and negative covenants applicable to the Company and its restricted subsidiaries. The negative covenants include restrictions on, among other things, indebtedness, liens, investments, mergers, dispositions, transactions with affiliates and dividends and other distributions. These restrictions do not prohibit a subsidiary of the Company from making pro rata payments to the Company or any other person that owns an equity interest in such subsidiary. The Credit Agreement contains a financial covenant that requires the Company and its subsidiaries to maintain a total leverage ratio (defined as net debt to adjusted EBITDA) not to exceed 3.50 to 1.00.

The Credit Agreement includes customary events of default, including a change in control and a cross-default on the Company’s material indebtedness. The Company’s obligations under the Credit Agreement are secured by substantially all of the Company and its subsidiaries’ assets, and its obligations under the Credit Agreement are guaranteed by certain of the Company’s subsidiaries.

At December 31, 2014, the Company did not have any borrowings under the Credit Agreement. In January 2015, the Company implemented a revised corporate structure to more closely align its structure with its global operations and future expansion plans outside the United States. The amendment to the Credit

Etsy, Inc.

Notes to Consolidated Financial Statements

Agreement described below includes a waiver with respect to the Company’s compliance with certain restrictions in the Credit Agreement, to the extent that actions taken to implement its revised corporate structure could be construed as breaches or defaults under the Credit Agreement.

Subsequent Event

In March 2015, the Company amended the Credit Agreement (the “Amended Credit Agreement”) to increase the senior secured revolving credit facility to $50.0 million. The Amended Credit Agreement contains the same pricing covenants and other material terms as the Credit Agreement.

Facility Financing Obligation

As a result of the nature of and the Company’s involvement in the renovations during the construction period of the newly leased office space in Brooklyn, NY, it is considered to be the owner, for accounting purposes only, of the construction project and is required to capitalize the fair value of the building as well as the construction costs incurred by the landlord on its consolidated balance sheet (“build-to-suit accounting”). Under the build-to-suit accounting guidance, through December 31, 2014 the Company has recorded a facility financing obligation of $50.3 million, equal to the fair market value of the assets received from the landlord as of the lease signing date in May 2014 and the estimated fair value of the subsequent construction costs incurred by the landlord through December 31, 2014.

Note 8—Stockholders’ Equity

At December 31, 2013 and 2014, the authorized capital stock of the Company consisted of 102,500,000 and 120,000,000 shares of common stock, respectively, and 21,165,473 shares of convertible preferred stock. The convertible preferred stock, with the exclusion of Series 1 preferred stock, is referred to as “senior preferred stock.”

Common Stock

At December 31, 2012, there were 32,730,683 and 32,081,888 shares of common stock issued and outstanding, respectively. At December 31, 2013, there were 33,082,948 shares of common stock issued and outstanding. At December 31, 2014, there were 44,180,939 shares of common stock issued and outstanding. Holders of common stock are entitled to one vote per share. Holders of common stock are not entitled to receive dividends unless declared by the board of directors. The voting, dividend and liquidation rights of the holders of common stock are subject to and qualified by the rights and preferences of the holders of convertible preferred stock. No dividends have been declared through December 31, 2014. The common stock has a $0.001 par value.

Etsy, Inc.

Notes to Consolidated Financial Statements

Convertible Preferred Stock

In May 2012, the Company entered into the Series F Stock Purchase Agreement with several investors to sell 11,594,203 shares of Series F preferred stock at $3.45 per share for an aggregate value of $40.0 million. The Company recorded stock issuance costs of approximately $0.2 million as additional paid-in-capital in connection with the Series F preferred stock financing.

At December 31, 2013 and 2014, the Company’s outstanding convertible preferred stock consisted of the following (in thousands, except share data):

	Shares Authorized	Shares Outstanding	Carrying Values
Series A and A-1 preferred stock	2,363,786	2,363,786	$808
Series B preferred stock	1,128,431	1,128,425	865
Series C preferred stock	1,234,084	1,222,282	3,361
Series D and D-1 preferred stock	4,240,120	4,215,610	27,870
Series E preferred stock	401,450	396,727	6,201
Series 1 preferred stock	203,399	203,399	1,322
Series F preferred stock	11,594,203	11,594,203	39,785

Total convertible preferred stock	21,165,473	21,124,432	$80,212

The rights and preferences of the convertible preferred stock are as follows:

Voting Rights.  Each holder of convertible preferred stock is entitled to one vote for each share of common stock into which such holder’s shares of convertible preferred stock are then convertible. Except as provided by law or the Company’s Certificate of Incorporation, the holders of the convertible preferred stock and common stock vote together as a single class. The holders of preferred stock are entitled to voting rights for the election of board of director members as follows: Series A-1, Series B and Series C vote together as a single class to elect one director, Series D and Series D-1 vote as a single class to elect one director and Series E votes to elect one director. Additionally, the holders of common stock elect one director. All remaining directors are elected by the holders of preferred stock and common stock voting together as a single class.

Dividends.  The holders of the convertible preferred stock are entitled, when, as and if declared by the board of directors, and prior and in preference to common stock, to receive non-cumulative dividends at a rate of 8% of the original purchase price per share (listed in the table below). Payment of any dividends to the holders of the convertible preferred stock shall be made on a pro rata, pari passu basis in proportion to the dividend rates for each series of convertible preferred stock. The right to receive dividends on shares of convertible preferred stock shall not be cumulative, and no right to such dividends shall accrue to holders of cumulative preferred stock by reason of the fact that dividends on said shares are not declared or paid in any calendar year.

Etsy, Inc.

Notes to Consolidated Financial Statements

Liquidation.  In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of the senior preferred stock shall be entitled to receive, prior and in preference to any distribution to the holders of the Series 1 preferred stock and common stock, an amount per share equal to the sum of the liquidation preference (presented below) and all declared but unpaid dividends (if any). If amounts available to be distributed are insufficient to pay the liquidation preferences of the senior preferred stock in full, then the entire assets of the Company legally available for distribution shall be distributed to the holders of the senior preferred stock ratably in proportion to the preferential amount each holder would have otherwise been entitled to receive. After payment of the liquidation preferences to the senior preferred stock, if assets remain available for distribution to the Company’s stockholders, the holders of Series 1 preferred stock shall be entitled to receive, prior and in preference to any distribution to the holders of common stock, an amount per share equal to the sum of the liquidation preference applicable to the Series 1 preferred stock and all declared but unpaid dividends (if any). If the remaining amounts available to be distributed are insufficient to pay the liquidation preferences of the Series 1 preferred stock in full, then the entire assets of the Company legally available for distribution shall be distributed ratably in proportion to the preferential amount each holder would have otherwise been entitled to receive. After payment of the liquidation preferences to the convertible preferred stock, all remaining assets shall be distributed to the holders of the common stock of the Company in proportion to the number of shares of common stock held by them.

The liquidation preference provisions of the convertible preferred stock are considered contingent redemption provisions because there are certain elements that are not solely within the control of the Company, such as a change in control of the Company. Accordingly, the Company has presented the convertible preferred stock within the mezzanine portion of the accompanying consolidated balance sheets.

Conversion.  Each outstanding share of convertible preferred stock is convertible, at the holder’s option or automatically upon certain events as described below, into shares of common stock at a conversion rate determined by dividing the original issue price for such share by the then Conversion Price for such share. The original issue price, conversion price and liquidation preference price of each series of preferred stock are as follows:

	Price Per Share
	Original Issue Price	Conversion Price	Liquidation Preference
Series A preferred stock	$0.2429	$0.04858	$0.2429
Series A-1 preferred stock	0.3915	0.07830	0.3915
Series B preferred stock	0.80	0.160	0.80
Series C preferred stock	2.67	0.534	2.67
Series D preferred stock	6.63	1.326	6.63
Series D-1 preferred stock	6.63	1.326	6.63
Series E preferred stock	15.88	3.176	15.88
Series 1 preferred stock	6.45	1.29	6.45
Series F preferred stock	3.45	6.90	3.45

Etsy, Inc.

Notes to Consolidated Financial Statements

The conversion price is subject to adjustment in the event of certain anti-dilutive issuances of shares of common stock. The conversion price per share in the table above reflects the adjustment for the 10-for-1 stock split of the Company’s common stock effective in May 2011 and the 1-for-2 reverse split of the Company’s common stock, which was effected on March 25, 2015.

Each share of convertible preferred stock will convert into shares of common stock at its then effective conversion rate upon the earlier of (A) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement under the Securities Act of 1933, with gross proceeds to the Company of not less than $30 million, or (B) upon receipt by the Company of a written request for such conversion from the holders of not less than a majority of the convertible preferred stock, voting together as a single class on an as-converted basis. No shares of Series F preferred stock shall be converted into shares of common stock unless either (i) such conversion is in connection with a public offering where the price per share is equal to or greater than $10.36, or (ii) the holders of a majority of the Series F preferred stock, voting as a separate class, otherwise consent to such conversion.

Redemption.  The convertible preferred stock is not redeemable at the option of the holder.

Tender Offers

In connection with the May 2012 Series F Preferred Stock financing, the Series F investors participated in a tender offer to purchase shares of common stock and preferred stock (on an as-converted basis) at a price of $6.90 per share (on an as-converted basis) from the Company’s employees and existing stockholders with the maximum aggregate offer price of up to $44.0 million. The terms of the tender offer were further limited to a maximum of 30% of a participant’s fully-vested stock and options and warrants to purchase stock. The tender offer was made on May 15, 2012 and expired on July 6, 2012. At the close of the transaction, the Company recorded approximately $0.9 million as compensation expense related to the excess of the selling price per share paid to the Company’s employees and former employees over the fair value of the tendered shares, and approximately $0.3 million as a deemed dividend in relation to the excess of the selling price per share paid to existing investors over the fair value of the shares tendered.

On January 13, 2014, certain investors participated in a tender offer to purchase shares of common stock and preferred stock (on an as-converted basis) at a price of $10.60 per share (on an as-converted basis) from the Company’s employees and existing stockholders with the maximum aggregate offer price of up to $74.2 million. The terms of the tender offer were limited to a maximum of one-half of an employee’s fully-vested stock and options and warrants to purchase stock and a minimum of one-half of a former employee’s or non-employee’s fully-vested stock and options and warrants to purchase stock. At the close of the transaction, 3,154,219 shares were tendered for a total price of $33.4 million.

Etsy, Inc.

Notes to Consolidated Financial Statements

Common Stock Issuances

In April 2014, the Company issued 3,301,887 shares of common stock to certain investors at $10.60 per share for an aggregate value of $35.0 million.

Additionally, the Company issued a total of 3,580,476 shares of common stock in connection with the acquisitions of Grand St. and ALM, of which 2,652,399 shares with an aggregate fair value of $27.7 million on the applicable acquisition dates are included in the Company’s purchase price and 928,077 shares with an aggregate fair value of $9.7 million on the applicable acquisition dates are tied to continued employment with the Company and are being accounted for as post-acquisition compensation expense.

Stock Repurchases

In 2012, the board of directors authorized the repurchase of 10,000 shares of outstanding common stock at a cost of $0.1 million, 6 shares of outstanding Series B preferred stock at a cost of $297, and 4 shares of outstanding Series C preferred stock at a cost of $126. These repurchased shares were retired and removed from the number of shares issued in the consolidated balance sheet.

In 2013, the board of directors authorized the repurchase and retirement of 23,500 shares of outstanding common stock at a cost of $0.2 million. The repurchased shares were retired and have been removed from both the issued and outstanding number of shares in the consolidated balance sheet and consolidated statement of stockholders’ equity.

Secondary Transactions

In the year ended December 31, 2014, the Company recorded $0.5 million as compensation expense related to the excess of the selling price per share paid to certain of the Company’s former employees over the fair value of the shares sold to an investor by these former employees in secondary transactions.

Note 9—Stock-based Compensation

The Company maintains the 2006 Stock Plan (the “Stock Plan”). Under the Stock Plan, incentive and nonqualified stock options or rights to purchase common stock may be granted to eligible participants. Options are generally granted for a term of 10 years. Options granted under the Stock Plan generally vest 25% after the first year of service and ratably each month over the remaining 36-month period contingent on continued employment with the Company on each vesting date. At December 31, 2013 and 2014, 24,252,967 and 24,252,967 shares were authorized under the Stock Plan, respectively, and 4,068,472 and 1,518,002 shares were available for future grant, respectively.

Etsy, Inc.

Notes to Consolidated Financial Statements

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Since the Company is not publicly traded, the Company utilizes equity valuations based on comparable publicly-traded companies, discounted free cash flows, an analysis of the Company’s enterprise value and any other factors deemed relevant in estimating the fair value of its common stock. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatilities are based on implied volatilities from market comparisons of certain publicly traded companies and other factors. The expected term of stock options granted has been determined using the simplified method, which uses the midpoint between the vesting date and the contractual term. The requisite service period is generally four years from the date of grant.

The fair value of options granted in each year using the Black-Scholes pricing model has been based on the following assumptions:

Year Ended December 31,
	2012	2013	2014
Volatility	42.7% - 43.9%	45.7% - 50.3%	43.0% - 49.0%
Risk-free interest rate	0.7% - 1.1%	0.9% - 1.9%	1.7% - 2.1%
Expected term (in years)	5.12 - 6.08	5.48 - 6.08	5.46 - 6.08
Dividend rate	—%	—%	—%

The following table summarizes the activity for the Company’s options:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contract Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2012	12,518,792	$1.46
Granted	3,858,660	4.66
Exercised	(2,944,709)	1.58
Forfeited/Cancelled	(1,496,612)	2.30

Outstanding at December 31, 2012	11,936,131	2.36
Granted	3,076,101	5.52
Exercised	(1,024,560)	1.30
Forfeited/Cancelled	(797,252)	3.80

Outstanding at December 31, 2013	13,190,420	3.10
Granted	3,206,717	10.28
Exercised	(4,215,628)	1.89
Forfeited/Cancelled	(656,230)	6.58

Outstanding at December 31, 2014	11,525,279	5.34	7.57	$134,386,069

Total exercisable at December 31, 2014	5,606,233	2.87	6.32	79,212,034
Total vested and expected to vest at December 31, 2014	10,831,354	5.14	7.48	128,508,325

Etsy, Inc.

Notes to Consolidated Financial Statements

The weighted-average grant date fair value of options granted in the years ended December 31, 2012, 2013 and 2014 was $1.94, $2.60 and $4.86, respectively. The total intrinsic value of options exercised in the years ended December 31, 2012, 2013 and 2014 was $9.0 million, $4.0 million and $24.8 million, respectively, and the total fair value of awards that vested in the years ended December 31, 2012, 2013 and 2014 was $2.5 million, $3.5 million and $4.7 million, respectively. The total unrecognized compensation at December 31, 2014 was $16.6 million, which will be recognized over a weighted-average period of 2.99 years.

Total stock-based compensation expense included in the consolidated statements of operations is as follows (in thousands):

	Year Ended December 31,
	2012	2013	2014
Cost of revenue	$166	$200	$1,113
Marketing	57	79	216
Product development	436	785	1,461
General and administrative	3,435	2,770	7,260

	$4,094	$3,834	$10,050

The total stock-based compensation expense in the year ended December 31, 2014 includes $4.1 million in acquisition-related stock-based compensation expense.

Note 10—Income Taxes

The following are the domestic and foreign components of the Company’s (loss) income before income taxes (in thousands):

	Year Ended December 31,
	2012	2013	2014
Domestic	$(2,873)	$(544)	$6,084
International	343	602	(16,344)

(Loss) income before income taxes	$(2,530)	$58	$(10,260)

Etsy, Inc.

Notes to Consolidated Financial Statements

The income tax (benefit) provision is comprised of the following (in thousands):

	Year Ended December 31,
	2012	2013	2014
Current:
Federal	$89	$91	$5,378
State	353	(614)	21
Foreign	149	95	401

Total current	591	(428)	5,800

Deferred:
Federal	(302)	871	(50)
State	(434)	411	(186)
Foreign	—	—	(581)

Total deferred	(736)	1,282	(817)

Total income tax (benefit) provision	$(145)	$854	$4,983

The current tax expense listed above does not reflect income tax benefits of $0, $22,000 and $4.9 million for the years ended December 31, 2012, 2013 and 2014, respectively, related to excess tax deductions on share-based compensation because we recorded these benefits directly to additional paid-in capital.

A reconciliation of the income tax (benefit) provision at the U.S. federal statutory income tax rate of 34% to the Company’s total income tax (benefit) provision is as follows (in thousands):

	Year Ended December 31,
	2012	2013	2014
Income tax (benefit) provision at federal statutory rate	$(860)	$20	$(3,488)
State and local taxes net of federal benefit	(67)	(135)	(109)
Foreign income tax rate differential	33	(131)	3,255
Non-deductible stock-based compensation	378	611	1,963
Net unrealized loss on warrant and other liabilities	251	143	140
Non-deductible items	68	114	152
Uncertain tax positions	—	—	398
Return to provision adjustment	32	240	36
Non-deductible acquisition costs	—	—	582
Change in valuation allowance	—	—	2,065
Other	20	(8)	(11)

Total income tax (benefit) provision	$(145)	$854	$4,983

Etsy, Inc.

Notes to Consolidated Financial Statements

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets (liabilities) are as follows (in thousands):

	As of December 31,
	2013	2014
Deferred tax assets:
Net operating loss carryforwards	$83	$3,274
Stock-based compensation expense	1,502	2,222
Accrued VAT liability	573	612
Alternative minimum tax credit	176	163
Allowance for doubtful accounts	420	701
Deferred rent	136	108
Accrued vacation	169	413
Intangible assets	87	—
Unrealized loss on foreign currency	—	554
Other, net	504	1,041

Total deferred tax assets	3,650	9,088

Less valuation allowance	—	1,892

Total net deferred tax asset	3,650	7,196

Deferred tax liabilities:
Depreciation	(3,107)	(5,467)
Other liabilities	—	(1,878)

Total deferred tax liabilities	(3,107)	(7,345)

Net deferred tax assets (liabilities)	$543	$(149)

As of December 31, 2013, the Company had approximately $10.6 million and $5.0 million of federal and pre-apportionment New York City net operating loss (“NOL”) carryforwards, respectively, as well as immaterial amounts of NOLs in other state and local jurisdictions. As of December 31, 2014, the Company had approximately $6.9 million and $4.3 million of federal and preapportionment New York City NOL carryforwards, respectively, as well as immaterial amounts of NOLs in other states. The federal NOLs will begin to expire in 2031 if unused. The New York City NOLs will expire in 2033 if unused. All of the federal NOLs and most of the other NOL carryforwards are attributable to excess tax deductions from stock option exercises. The benefit of these NOLs will be credited to additional paid in capital when the NOLs are utilized.

As of December 31, 2013 and 2014, the Company had approximately $0.2 million of federal alternative minimum tax credits, which may be carried forward indefinitely.

The utilization of the Company’s NOL carryforwards is subject to an annual limitation under Section 382 of the Internal Revenue Code due to a change of ownership. However, the Company does not believe such annual limitation will impact its realization of the NOL carryforwards.

The Company assesses the likelihood of its ability to realize the benefit of its deferred tax assets in each jurisdiction by evaluating all relevant positive and negative evidence. To the extent the Company

Etsy, Inc.

Notes to Consolidated Financial Statements

determines that some or all of its deferred tax assets are not more likely than not to be realized, it establishes a valuation allowance. For the year ended December 31, 2014, the Company determined that the existence of a three-year cumulative loss incurred in certain foreign jurisdictions, inclusive of 2014, constituted sufficiently strong negative evidence to warrant the establishment of a valuation allowance. As a result, a valuation allowance of $1.9 million as of December 31, 2014 has been recorded against certain of the Company’s deferred tax assets. The amount of the deferred tax assets considered realizable is $7.2 million.

The following table summarizes the valuation allowance activity for the periods indicated (in thousands):

	Year Ended December 31,
	2012	2013	2014
Balance as of the beginning of period	$ —	$—	$—
Additions charged to expense	—	—	3,915
Deletions credited to expense	—	—	(1,850)
Currency translation	—	—	(173)

Balance as of the end of period	$ —	$—	$1,892

The Company has not recorded deferred income taxes with respect to undistributed earnings of foreign subsidiaries as such earnings are expected to remain reinvested indefinitely. Upon distribution as dividends or otherwise, such amounts would be subject to taxation in the U.S. However, U.S. tax liabilities would be offset, in whole or part, by allowable tax credits with respect to income taxes previously paid to foreign jurisdictions. The amount of undistributed earnings of non-U.S. subsidiaries at December 31, 2014, as well as the related deferred income tax, if any, is not material.

As of December 31, 2012 and December 31, 2013, the Company had no unrecognized income tax benefits. As of December 31, 2014 the Company had unrecognized income tax benefits of $0.4 million.

The following table summarizes the unrecognized tax benefit activity for the periods indicated (in thousands):

	As of December 31,
	2012	2013	2014
Balance as of the beginning of period	$—	$—	$—
Additions based on tax positions related to the current year	—	—	398
Additions for tax positions of prior years	—	—	—
Reductions for tax provisions of prior years	—	—	—
Settlements	—	—	—

Balance as of the end of period	$—	$—	$398

The Company files tax returns in the United States, New York and various other state and foreign jurisdictions.

Etsy, Inc.

Notes to Consolidated Financial Statements

Generally, tax returns filed for 2011 and later years remain open to examination. To the extent tax attributes generated in earlier, closed years are carried forward into years that are open to examination, they may be subject to adjustment in audit.

Note 11—Fair Value Measurements

The Company has characterized its investments in marketable securities, based on the priority of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), and lowest priority to unobservable inputs (Level 3). If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment. Investments recorded in the accompanying consolidated balance sheet are categorized based on the inputs to valuation techniques as follows:

Level 1—These are investments where values are based on unadjusted quoted prices for identical assets in an active market that the Company has the ability to access.

Level 2—These are investments where values are based on quoted market prices in markets that are not active or model derived valuations in which all significant inputs are observable in active markets.

Level 3—These are liabilities where values are derived from techniques in which one or more significant inputs are unobservable.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2014 using quoted prices in active markets for identical assets (Level 1), significant other observable inputs (Level 2) and significant unobservable inputs (Level 3) (in thousands):

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Asset
Cash equivalents:
Money market funds	$20,285	$—	$—	$20,285
U.S. Government bills	3,534	—	—	3,534

	23,819	—	—	23,819

Short-term investments:
U.S. Government and agency bills	18,075	—	—	18,075

	$41,894	$—	$—	$41,894

Liability
Warrants classified as liability	$—	$—	$1,428	$1,428

Etsy, Inc.

Notes to Consolidated Financial Statements

	As of December 31, 2014
	Level 1	Level 2	Level 3	Total
Asset
Cash equivalents:
Money market funds	$20,288	$—	$—	$20,288
U.S. Government bills	2,426	—	—	2,426

	22,714	—	—	22,714

Short-term investments:
U.S. Government and agency bills	19,184	—	—	19,184

	$41,898	$—	$—	$41,898

Liability
Put option classified as liability	$—	$—	$16	$16
Acquisition–related contingent consideration classified as liability	—	—	3,374	3,374
Warrants classified as liability	—	—	1,920	1,920

	$—	$—	$5,310	$5,310

Level 1 instruments include money market funds and Corporate Certificates of Deposit and AAA-rated U.S. Government and agency securities, which are valued based on inputs including quotes from broker-dealers or recently executed transactions in the same or similar securities.

The table below provides a reconciliation of the beginning and ending balances for the liabilities measured at fair value using significant unobservable inputs (Level 3) (in thousands):

	Year Ended December 31,
	2013	2014
Balance at beginning of period	$1,009	$1,428
Acquired	—	97
Changes to liability-classified stock awards	—	3,374
Settled	—	—
Net increase in fair value	419	411

Balance at end of period	$1,428	$5,310

Etsy, Inc.

Notes to Consolidated Financial Statements

Note 12—Net Loss Per Share

The following table presents the calculation of basic and diluted net loss per share for periods presented (in thousands, except share and per share data):

	Year Ended December 31,
	2012	2013	2014
Net loss	$(2,385)	$(796)	$(15,243)
Deemed dividend on share transaction	(256)	—	—

Net loss attributable to common stockholders (basic)	$(2,641)	$(796)	$(15,243)

Dilutive effect of allocated income related to participating preferred stock	—	—	—

Net loss attributable to common stockholders (dilutive)	$(2,641)	$(796)	$(15,243)

Basic shares:
Weighted-average common shares outstanding	30,281,842	32,667,242	40,246,663
Diluted shares:
Common equivalent shares from stock options to purchase common stockholders	—	—	—
Dilutive effect of assumed conversion of warrants	—	—	—

Weighted-average shares used to compute diluted net loss per share	30,281,842	32,667,242	40,246,663

Net loss per share attributable to common stockholders:
Basic net loss per share applicable to common stockholders	$(0.09)	$(0.02)	$(0.38)

Diluted net loss per share applicable to common stockholders	$(0.09)	$(0.02)	$(0.38)

The following potential common shares were excluded from the calculation of diluted net loss per share attributable to common stockholders because their effect would have been anti-dilutive for the periods presented:

	Year Ended December 31,
	2012	2013	2014
Stock options	12,751,137	12,422,276	11,308,241
Warrants	203,030	203,030	203,030
Convertible preferred stock	53,448,243	53,448,243	53,448,243

Total anti-dilutive securities	66,402,410	66,073,549	64,959,514

Etsy, Inc.

Notes to Consolidated Financial Statements

Unaudited Pro Forma Net Loss Per Share

Pro forma basic and diluted net loss per share were computed to give effect to the automatic conversion of the outstanding convertible preferred stock into common stock at the applicable conversion prices immediately prior to, and conditioned upon, the closing of this initial public offering based on having received the consent to such conversion from the appropriate holders of the Company’s convertible preferred stock.

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share of common stock (in thousands except share and per share data):

Year Ended December 31,
2014
(unaudited)
Numerator:
Net loss for basic and diluted earnings per share	$(15,243)
Add: Net unrealized loss on warrants	492

Net loss for pro forma basic and diluted earnings per share	$(14,751)

Denominator:
Weighted average common stock outstanding (basic)	40,246,663
Add: conversion of convertible preferred stock	53,448,243

Total weighted average shares outstanding used in basic pro forma net loss per share	93,694,906
Dilutive effect of stock options and warrants	—

Total weighted average shares outstanding used in diluted pro forma net loss per share	93,694,906

Pro forma basic net loss per share	$(0.16)

Pro forma diluted net loss per share	$(0.16)

The following potential common shares were excluded from the calculation of diluted pro forma net loss per share attributable to common stockholders because their effect would have been anti-dilutive for the periods presented:

Year Ended December 31,
2014
Stock options	11,308,241
Warrants	203,030

Total anti-dilutive	11,511,271

Etsy, Inc.

Notes to Consolidated Financial Statements

Note 13—Segment and Geographic Information

The Company has determined that it operates in one reportable segment that has been identified based on how the Company’s chief operating decision maker manages the Company’s business (see Note 1).

Revenue by country is based on the current billing address of the seller. The following table summarizes revenue by geographic area (in thousands):

	Year Ended December 31,
	2012	2013	2014
United States	$61,706	$103,428	$153,866
International	12,896	21,594	41,725

Revenue	$74,602	$125,022	$195,591

No individual international country’s revenue exceeds 5% of total revenue. All significant long-lived assets are located in the United States.

Note 14—Commitments and Contingencies

Lease Commitments

Capital Leases

The Company entered into a credit agreement with ePlus Group, Inc (“ePlus”) on January 3, 2014, which provided the Company with a credit line of up to $8.0 million for computer equipment leases (the “ePlus Line”). The ePlus Line allows the Company to order equipment from any approved vendor. ePlus purchases the equipment on behalf of the Company and leases it back to the Company. The leases have a 36-month term and are payable in equal monthly installments with a buy-out option of $1 or fair market value at the end of the lease term depending on the equipment. As of December 31, 2014, the Company has leased approximately $5.6 million of computer equipment using the ePlus Line.

The Company had a credit agreement with TriplePoint Capital, LLC (“TriplePoint”), which provided the Company with a credit line of up to $20.0 million for computer equipment leases (the “TriplePoint Line”). The TriplePoint Line allowed the Company to order equipment from any vendor. TriplePoint purchased the equipment on behalf of the Company and leased it back to the Company. The leases have a 36-month term, interest rate of 8.25%, and are payable in equal monthly installments. The Company stopped buying equipment under the TriplePoint Line in June 2012 and is paying off the remaining lease obligations in accordance with the terms of the credit agreement. At December 31, 2014, the Company had leased approximately $0.4 million of computer equipment using the TriplePoint Line.

Etsy, Inc.

Notes to Consolidated Financial Statements

In connection with the execution of the TriplePoint Line, the Company issued TriplePoint a warrant to purchase 4,723 shares of Series E Preferred Stock at an exercise price of $15.88 per share (the “TriplePoint Series E Warrant”). The TriplePoint Series E Warrant was valued at $43,000 on the date of issuance, which the Company recognized as debt issuance cost and amortized over 36 months from the date of issuance. The warrant was fully vested at issuance.

For the years ended December 31, 2012, 2013 and 2014, the accompanying consolidated statement of operations includes charges of approximately $0.4 million, $0.2 million and $0.4 million for interest expense, respectively, related to the equipment leased using the TriplePoint Line and ePlus Lines.

Operating Leases

In 2012, the Company amended its existing lease for office space in Brooklyn, NY to extend its expiration to 2016. The portion of deferred rent liability related to the prior lease of approximately $0.3 million is being amortized and recorded as rent expense over the new lease term. During 2012, the Company also entered into a new lease for office space in San Francisco, CA expiring in 2017. In 2014, the Company entered into a new lease for office space in Dublin, Ireland expiring in 2024. Rent expense for these operating leases is recognized over the term of each respective lease on a straight-line basis. In addition, the Company leases other office facilities under shorter terms and cancellable leases.

Total rent expense for the years ended December 31, 2012, 2013 and 2014 was $1.7 million, $2.4 million and $3.6 million, respectively.

Build-to-Suit Lease

In May 2014, the Company entered into a 10-year lease agreement for approximately 199,000 rentable square feet of office space in Brooklyn, NY for the Company’s new headquarters, which lease is expected to commence in 2015. Of the total new office space, approximately 172,000 rentable square feet is being accounted for as a build-to-suit lease and approximately 27,000 rentable square feet located in an adjacent building is being accounted for as an operating lease. In connection with the lease agreement, the Company established a $5.3 million collateral account, reflected in the restricted cash balance on the consolidated balance sheet.

Etsy, Inc.

Notes to Consolidated Financial Statements

The following table represents the Company’s commitments under its current capital, operating, and build-to-suit lease agreements as of December 31, 2014 (in thousands):

	Capital Lease Obligations	Operating Leases	Build-to-Suit Lease
Periods ending
2015	$2,288	$3,870	$—
2016	2,250	854	529
2017	1,257	1,845	9,155
2018	—	1,756	9,394
2019	—	1,767	9,464
Thereafter	—	10,952	61,772

Total minimum payments required	$5,795	$21,044	$90,314

Amounts representing interest	892

Present value of net minimum payments	4,903
Current maturities	1,755

Long-term payment obligations	$3,148

Tax Contingencies

The Company had a reserve of $2.5 million and $3.5 million at December 31, 2013 and 2014, respectively, for certain non-income tax obligations, representing management’s best estimate of its liability. In addition, the Company could be subject to examination in various jurisdictions related to income and non-income tax matters. The resolution of these types of matters, giving recognition to the recorded reserve, could have an adverse impact on the Company’s business.

Legal Proceedings

From time to time in the normal course of business, various claims and litigation have been asserted or commenced against the Company. Due to uncertainties inherent in litigation and other claims, the Company can give no assurance that it will prevail in any such matters, which could subject the Company to significant liability for damages. Any claims or litigation, regardless of their success, could have an adverse effect on the Company’s consolidated results of operations or cash flows in the period the claims or litigation are resolved. As of December 31, 2014, the Company does not believe that there are any material litigation exposures.

Note 15—Revisions to Consolidated Financial Statements

In the fourth quarter of 2014, the Company determined that its prior years’ annual consolidated financial statements included an understatement in certain non-income tax-related expenses. This understatement impacts the Company’s consolidated statements of operations, comprehensive loss, balance sheets and

Etsy, Inc.

Notes to Consolidated Financial Statements

statements of cash flows. The Company assessed the effect of the errors on prior periods’ financial statements in accordance with Staff Accounting Bulletin (“SAB”) No. 99—Materiality and SAB No. 108—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. Based on quantitative and qualitative factors, the Company determined that the errors were not material to any previously issued annual consolidated financial statements. The Company determined that the correction of the cumulative amounts of the errors would be material to the consolidated financial statements for the three months ended December 31, 2014 and, as such, has revised its previously issued consolidated financial statements for 2012 and 2013. The adjustments related to years prior to 2012 are reflected as a $0.1 million adjustment to beginning accumulated deficit for fiscal year 2012. All financial information contained in the accompanying notes to these financial statements has been revised to reflect the correction of these errors.

The effects of the adjustments on the consolidated statements of operations and comprehensive loss are as follows (in thousands except per share amounts):

	Year Ended December 31, 2012			Year Ended December 31, 2013
	As Originally Reported	Adjustments	As Revised	As Originally Reported	Adjustments	As Revised
Revenue	$74,602	$—	$74,602	$125,022	$—	$125,022
Cost of revenue	24,408	85	24,493	47,679	100	47,779

Gross profit	50,194	(85)	50,109	77,343	(100)	77,243

Operating expenses
Marketing	10,789	113	10,902	17,621	229	17,850
Product development	18,629	24	18,653	27,527	21	27,548
General and administrative	21,867	42	21,909	31,060	52	31,112

Total operating expenses	51,285	179	51,464	76,208	302	76,510

(Loss) income from operations	(1,091)	(264)	(1,355)	1,135	(402)	733

Total other expense	(1,140)	(35)	(1,175)	(617)	(58)	(675)

(Loss) income before income taxes	(2,231)	(299)	(2,530)	518	(460)	58
Benefit (provision) for income taxes	32	113	145	(1,029)	175	(854)

Net loss	$(2,199)	$(186)	$(2,385)	$(511)	$(285)	$(796)

Net loss per share—basic and diluted	$(0.08)	$(0.01)	$(0.09)	$(0.02)	$—	$(0.02)

Net loss	$(2,199)	$(186)	$(2,385)	$(511)	$(285)	$(796)
Other comprehensive (loss) income	(26)	—	(26)	212	—	212

Comprehensive loss	$(2,225)	$(186)	$(2,411)	$(299)	$(285)	$(584)

Etsy, Inc.

Notes to Consolidated Financial Statements

The effects of the adjustments on the consolidated balance sheets are as follows (in thousands):

	As of December 31, 2012			As of December 31, 2013
	As Originally Reported	Adjustments	As Revised	As Originally Reported	Adjustments	As Revised
Deferred tax assets-current	$1,379	$201	$1,580	$1,426	$376	$1,802
Total current assets	68,752	201	68,953	76,409	376	76,785
Total assets	92,635	201	92,836	105,783	376	106,159
Accrued expenses and other current liabilities	1,950	527	2,477	4,055	988	5,043
Total current liabilities	10,929	527	11,456	18,231	988	19,219
Total liabilities	12,748	527	13,275	20,956	988	21,944
Accumulated deficit	(16,011)	(327)	(16,338)	(16,522)	(612)	(17,134)
Total stockholders’ (deficit) equity	(325)	(327)	(652)	4,615	(612)	4,003
Total liabilities, convertible preferred stock and stockholders’ (deficit) equity	92,635	201	92,836	105,783	376	106,159

The effects of the adjustments on the consolidated statements of cash flow are as follows (in thousands):

	As of December 31, 2012			As of December 31, 2013
	As Originally Reported	Adjustments	As Revised	As Originally Reported	Adjustments	As Revised
Net loss	$(2,199)	$(186)	$(2,385)	$(511)	$(285)	$(796)
Deferred income taxes	(622)	(114)	(736)	1,458	(176)	1,282
Accrued liabilities	130	300	430	1,499	461	1,960
Net cash provided by operating activities	9,684	—	9,684	16,542	—	16,542

Note 16—Revisions and Restatements to Quarterly Consolidated Financial Statements (unaudited)

In the fourth quarter of 2014, the Company determined that certain of its 2013 and 2014 interim consolidated financial statements included misstatements of expenses due to period-end cutoff errors. The errors impact the Company’s consolidated statements of operations, comprehensive income (loss), balance sheets and statements of cash flows in each period. The Company assessed the effect of the errors on prior periods’ financial statements in accordance with SAB No. 99—Materiality and SAB No. 108—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements and, based on quantitative and qualitative factors, determined that the errors, in combination with the understatement of non-income tax-related expenses described in Note 15, were material to the consolidated financial statements for the three months ended March 31, 2014, the three and six months ended June 30, 2014 and the nine months ended September 30, 2014. As such, the Company has restated its interim

Etsy, Inc.

Notes to Consolidated Financial Statements

consolidated financial statements for these periods. In addition, the impact of these adjustments to the consolidated financial statements was not material to the three months ended March 31, 2013, the three and six months ended June 30, 2013, the three and nine months ended September 30, 2013, the three months ended December 31, 2013 and the three months ended September 30, 2014 and therefore the Company has revised its interim consolidated financial statements for these periods.

The effects of the adjustments on the consolidated statements of operations are as follows (in thousands):

	Quarter Ended March 31, 2013			Quarter Ended June 30, 2013
	As Originally Reported	Adjustments	As Revised	As Originally Reported	Adjustments	As Revised
Revenue	$26,144	$—	$26,144	$27,364	$—	$27,364
Cost of revenue	9,559	22	9,581	10,475	24	10,499

Gross profit	16,585	(22)	16,563	16,889	(24)	16,865

Operating expenses
Marketing	2,962	42	3,004	3,180	43	3,223
Product development	6,686	4	6,690	6,750	4	6,754
General and administrative	6,610	9	6,619	7,474	15	7,489

Total operating expenses	16,258	55	16,313	17,404	62	17,466

Income (loss) from operations	327	(77)	250	(515)	(86)	(601)

Total other expense	(147)	(12)	(159)	(240)	(14)	(254)

Income (loss) before income taxes	180	(89)	91	(755)	(100)	(855)
(Provision) benefit for income taxes	(442)	34	(408)	1,865	38	1,903

Net (loss) income	$(262)	$(55)	$(317)	$1,110	$(62)	$1,048

	Quarter Ended September 30, 2013			Quarter Ended December 31, 2013
	As Originally Reported	Adjustments	As Revised	As Originally Reported	Adjustments	As Revised
Revenue	$29,957	$—	$29,957	$41,557	$—	$41,557
Cost of revenue	11,524	24	11,548	16,121	30	16,151

Gross profit	18,433	(24)	18,409	25,436	(30)	25,406

Operating expenses
Marketing	4,088	60	4,148	7,391	84	7,475
Product development	7,049	7	7,056	7,042	6	7,048
General and administrative	7,831	74	7,905	9,145	(46)	9,099

Total operating expenses	18,968	141	19,109	23,578	44	23,622

(Loss) income from operations	(535)	(165)	(700)	1,858	(74)	1,784

Total other expense	(143)	(15)	(158)	(87)	(17)	(104)

(Loss) income before income taxes	(678)	(180)	(858)	1,771	(91)	1,680
Benefit (provision) for income taxes	1,870	69	1,939	(4,322)	34	(4,288)

Net income (loss)	$1,192	$(111)	$1,081	$(2,551)	$(57)	$(2,608)

Etsy, Inc.

Notes to Consolidated Financial Statements

The effects of the adjustments on the consolidated statements of operations and comprehensive income (loss) for the six months ended June 30, 2013 and the nine months ended September 30, 2013 are as follows (in thousands except per share amounts):

	Six Months Ended June 30, 2013			Nine Months Ended September 30, 2013
	As Originally Reported	Adjustments	As Revised	As Originally Reported	Adjustments	As Revised
Revenue	$53,508	$—	$53,508	$83,465	$—	$83,465
Cost of revenue	20,034	46	20,080	31,558	70	31,628

Gross profit	33,474	(46)	33,428	51,907	(70)	51,837

Operating expenses
Marketing	6,142	85	6,227	10,230	145	10,375
Product development	13,436	8	13,444	20,485	15	20,500
General and administrative	14,084	24	14,108	21,915	98	22,013

Total operating expenses	33,662	117	33,779	52,630	258	52,888

Loss from operations	(188)	(163)	(351)	(723)	(328)	(1,051)

Total other expense	(387)	(26)	(413)	(530)	(41)	(571)

Loss before income taxes	(575)	(189)	(764)	(1,253)	(369)	(1,622)
Benefit for income taxes	1,423	72	1,495	3,293	141	3,434

Net income (loss)	$848	$(117)	$731	$2,040	$(228)	$1,812

Net loss per share—basic and diluted	$—	$—	$—	$—	$—	$—

Weighted-average common shares outstanding—basic and diluted	32,467,549	—	32,467,549	32,825,928	—	32,825,928
Net income (loss)	$848	$(117)	$731	$2,040	$(228)	$1,812
Other comprehensive income	84	—	84	201	—	201

Comprehensive income (loss)	$932	$(117)	$815	$2,241	$(228)	$2,013

Etsy, Inc.

Notes to Consolidated Financial Statements

The effects of the adjustments on the 2014 quarterly consolidated statements of operations are as follows (in thousands):

	Quarter Ended March 31, 2014			Quarter Ended June 30, 2014
	As Originally Reported	Adjustments	As Restated	As Originally Reported	Adjustments	As Restated
Revenue	$40,536	$—	$40,536	$42,509	$—	$42,509
Cost of revenue	15,361	33	15,394	17,309	36	17,345

Gross profit	25,175	(33)	25,142	25,200	(36)	25,164

Operating expenses
Marketing	7,258	210	7,468	8,804	(38)	8,766
Product development	7,981	61	8,042	8,782	10	8,792
General and administrative	8,768	445	9,213	10,809	591	11,400

Total operating expenses	24,007	716	24,723	28,395	563	28,958

(Loss) income from operations	1,168	(749)	419	(3,195)	(599)	(3,794)

Total other expense	(649)	(20)	(669)	260	(25)	235

(Loss) income before income taxes	519	(769)	(250)	(2,935)	(624)	(3,559)
(Provision) benefit for income taxes	(404)	191	(213)	400	8	408

Net income (loss)	$115	$(578)	$(463)	$(2,535)	$(616)	$(3,151)

	Quarter Ended September 30, 2014
	As Originally Reported	Adjustments	As Revised
Revenue	$47,634	$—	$47,634
Cost of revenue	18,080	35	18,115

Gross profit	29,554	(35)	29,519

Operating expenses
Marketing	8,563	245	8,808
Product development	10,067	10	10,077
General and administrative	13,722	(36)	13,686

Total operating expenses	32,352	219	32,571

Loss from operations	(2,798)	(254)	(3,052)

Total other expense	(1,116)	(28)	(1,144)

Loss before income taxes	(3,914)	(282)	(4,196)
(Provision) benefit for income taxes	(2,268)	193	(2,075)

Net loss	$(6,182)	$(89)	$(6,271)

Etsy, Inc.

Notes to Consolidated Financial Statements

The effects of the adjustments on the consolidated statements of operations and comprehensive loss for the six months ended June 30, 2014 and the nine months ended September 30, 2014 are as follows (in thousands except per share amounts):

	Six Months Ended June 30, 2014			Nine Months Ended September 30, 2014
	As Originally Reported	Adjustments	As Restated	As Originally Reported	Adjustments	As Restated
Revenue	$83,045	$—	$83,045	$130,679	$—	$130,679
Cost of revenue	32,670	69	32,739	50,750	104	50,854

Gross profit	50,375	(69)	50,306	79,929	(104)	79,825

Operating expenses
Marketing	16,062	172	16,234	24,625	417	25,042
Product development	16,763	71	16,834	26,830	81	26,911
General and administrative	19,577	1,036	20,613	33,299	1,000	34,299

Total operating expenses	52,402	1,279	53,681	84,754	1,498	86,252

Loss from operations	(2,027)	(1,348)	(3,375)	(4,825)	(1,602)	(6,427)

Total other expense	(389)	(45)	(434)	(1,505)	(73)	(1,578)

Loss before income taxes	(2,416)	(1,393)	(3,809)	(6,330)	(1,675)	(8,005)
Benefit (provision) for income taxes	(4)	199	195	(2,272)	392	(1,880)

Net loss	$(2,420)	$(1,194)	$(3,614)	$(8,602)	$(1,283)	$(9,885)

Net loss per share—basic and diluted	$(0.06)	$(0.04)	$(0.10)	$(0.22)	$(0.03)	$(0.25)

Weighted-average common shares outstanding—basic and diluted	37,349,613	—	37,349,613	39,258,879	—	39,258,879
Net loss	$(2,420)	$(1,194)	$(3,614)	$(8,602)	$(1,283)	$(9,885)
Other comprehensive (loss) income	(173)	—	(173)	(2,756)	—	(2,756)

Comprehensive loss	$(2,593)	$(1,194)	$(3,787)	$(11,358)	$(1,283)	$(12,641)

Etsy, Inc.

Notes to Consolidated Financial Statements

The effects of the adjustments on the consolidated balance sheets as of June 30 and September 30, 2014 are as follows (in thousands):

	As of June 30, 2014			As of September 30, 2014
	As Originally Reported	Adjustments	As Restated	As Originally Reported	Adjustments	As Restated
Deferred tax assets—current	$2,985	$504	$3,489	$2,149	$568	$2,717
Total current assets	116,949	504	117,453	121,840	568	122,408
Total assets	224,006	504	224,510	237,711	568	238,279
Accrued expenses and other current liabilities	12,018	2,310	14,328	11,459	2,463	13,922
Total current liabilities	24,186	2,310	26,496	31,860	2,463	34,323
Total liabilities	68,653	2,310	70,963	88,371	2,463	90,834
Accumulated deficit	(18,942)	(1,806)	(20,748)	(25,124)	(1,895)	(27,019)
Total stockholders’ (deficit) equity	75,141	(1,806)	73,335	69,128	(1,895)	67,233
Total liabilities, convertible preferred stock and stockholders’ (deficit)	224,006	504	224,510	237,711	568	238,279

The effects of the adjustments on the consolidated statements of cash flow for the six months ended June 30, 2013 and 2014 and the nine months ended September 30, 2013 and 2014 are as follows (in thousands):

	Six Months Ended June 30, 2013			Nine Months Ended September 30, 2013
	As Originally Reported	Adjustments	As Revised	As Originally Reported	Adjustments	As Revised
Net loss	$848	$(117)	$731	$2,040	$(228)	$1,812
Deferred income taxes	728	(72)	656	1,092	(117)	975
Accrued liabilities	870	189	1,059	980	345	1,325
Net cash provided by operating activities	6,655	—	6,655	10,110	—	10,110

	Six Months Ended June 30, 2014			Nine Months Ended September 30, 2014
	As Originally Reported	Adjustments	As Restated	As Originally Reported	Adjustments	As Restated
Net loss	$(2,420)	$(1,194)	$(3,614)	$(8,602)	$(1,283)	$(9,885)
Deferred income taxes	(470)	(129)	(599)	464	(194)	270
Accrued liabilities	7,302	1,322	8,624	4,901	1,477	6,378
Net cash provided by operating activities	6,914	—	6,914	11,986	—	11,986

Etsy, Inc.

Notes to Consolidated Financial Statements

Note 17-Subsequent Event

The Company’s board of directors and stockholders approved a 1-for-2 reverse split of the Company’s common stock, which was effected on March 25, 2015. The reverse split combined each two shares of the Company’s issued and outstanding common stock into one share of common stock and correspondingly adjusted the conversion prices of its convertible preferred stock. No fractional shares were issued in connection with the reverse split, and any fractional shares resulting from the reverse split were rounded down to the nearest whole share. The reverse split was effective upon filing of the Third Certificate of Amendment to the Eighth Amended and Restated Certificate of Incorporation on March 25, 2015. The Company has reflected the effect of the 1-for-2 reverse split of its common stock (and the corresponding adjustment of the conversion prices of its preferred stock) in these financial statements as if it had occurred at the beginning of the earliest period presented.

Independent Auditor’s Report

To the Board of Directors and Stockholders of Jarvis Labs, Inc.:

We have audited the accompanying financial statements of Jarvis Labs, Inc., which comprise the balance sheets as of December 31, 2013 and December 31, 2012, and the related statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit and cash flows for the year ended December 31, 2013 and the period from June 11, 2012 (inception) to December 31, 2012.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jarvis Labs, Inc. at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for the year ended December 31, 2013 and for the period from June 11, 2012 (inception) to December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

New York, New York

November 3, 2014

Jarvis Labs, Inc.

Balance Sheets

	As of December 31, 2012	As of December 31, 2013	As of March 31, 2014
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$812,319	$591,004	$98,662
Accounts receivable	5,213	29,862	27,500
Inventory	13,800	139,672	150,810
Prepaid expenses	—	37,591	33,000

Total current assets	831,332	798,129	309,972
Property and equipment, net	14,542	39,742	35,520

Total assets	$845,874	$837,871	$345,492

Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$—	$86,893	$48,329
Accrued expenses and other payables	11,028	246,307	74,215
Deferred revenue	1,160	235	—
Warrant liability	—	56,844	70,137
Debt—current portion	—	135,908	188,848

Total current liabilities	12,188	526,187	381,529
Debt—net of current portion	—	334,829	298,625

Total liabilities	12,188	861,016	680,154
Commitments and contingencies
Convertible preferred stock
Series Seed—par value $0.00001; 4,539,629 shares authorized as of December 31, 2012, and 4,728,155 shares authorized as of December 31, 2013 and March 31, 2014; 3,391,581 shares issued and outstanding as of December 31, 2012, and 4,419,683 shares issued and outstanding as of December 31, 2013 and March 31, 2014	972,577	1,272,577	1,272,577

Total convertible preferred stock	972,577	1,272,577	1,272,577

Stockholders’ (deficit) equity
Common stock, par value $0.00001, 15,500,000 shares authorized as of December 31, 2012 and 15,688,486 shares authorized as of December 31, 2013 and March 31, 2014; 8,700,000 shares issued and outstanding as of December 31, 2012 and 2013, and March 31, 2014.	87	87	87
Additional paid-in capital	936	7,185	11,173
Accumulated deficit	(139,914)	(1,302,994)	(1,618,499)

Total stockholders’ deficit	(138,891)	(1,295,722)	(1,607,239)

Total liabilities, convertible preferred stock and stockholders’ deficit	$845,874	$837,871	$345,492

The accompanying notes are an integral part of these financial statements

Jarvis Labs, Inc.

Statements of Operations and Comprehensive Loss

	Period from June 11, 2012 (inception) to December 31,	Year Ended December 31,	Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
Revenue	$15,795	$968,249	$104,373	$274,353
Cost of revenue	12,573	818,930	83,080	230,606

Gross profit	3,222	149,319	21,293	43,747

Operating expenses:
Sales and marketing	18,490	284,205	39,255	30,187
Product and technology	96,347	757,178	117,516	234,257
General and administrative	8,629	242,518	53,701	64,780

Total operating expenses	123,466	1,283,901	210,472	329,224

Loss from operations	(120,244)	(1,134,582)	(189,179)	(285,477)

Other (expense) income:
Interest expense and other	(19,684)	(18,070)	—	(16,735)
Unrealized loss on warrant liability	—	(10,746)	—	(13,293)
Interest income	14	318	146	—

Total other expense	(19,670)	(28,498)	146	(30,028)

Net and comprehensive loss	$(139,914)	$(1,163,080)	$(189,033)	$(315,505)

The accompanying notes are an integral part of these financial statements

Jarvis Labs, Inc.

Statements of Changes in Convertible Preferred Stock and Stockholders’ Deficit

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at June 11, 2012 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of common stock par value $0.00001	—	—	8,700,000	87	(87)	—	—
Issuance of Series Seed preferred stock par value $0.00001	3,391,581	972,577	—	—	—	—	—
Stock-based compensation	—	—	—	—	1,023	—	1,023
Net loss	—	—	—	—	—	(139,914)	(139,914)

Balance at December 31, 2012	3,391,581	972,577	8,700,000	87	936	(139,914)	(138,891)
Issuance of Series Seed preferred stock par value $0.00001	1,028,102	300,000	—	—	—	—	—
Stock-based compensation	—	—	—	—	6,249	—	6,249
Net loss	—	—	—	—	—	(1,163,080)	(1,163,080)

Balance at December 31, 2013	4,419,683	1,272,577	8,700,000	87	7,185	(1,302,994)	(1,295,722)
Stock-based compensation	—	—	—	—	3,988	—	3,988
Net loss	—	—	—	—	—	(315,505)	(315,505)

Balance at March 31, 2014 (unaudited)	4,419,683	$1,272,577	8,700,000	$87	$11,173	$(1,618,499)	$(1,607,239)

The accompanying notes are an integral part of these financial statements

Jarvis Labs, Inc.

Statements of Cash Flows

	Period from June 11, 2012 (inception) to December 31,	Year Ended December 31,	Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
Cash flows from operating activities
Net loss	$(139,914)	$(1,163,080)	$(189,033)	$(315,505)
Net loss used in operating activities:
cash used by operations
Depreciation expense	813	12,375	6,585	8,138
Stock based compensation	1,023	6,250	772	3,988
Unrealized loss on Warrant Liability	—	10,744	—	13,293
Non-cash interest expense	—	17,958	—	16,735
Changes in operating assets and liabilities
Increase in accounts receivable	(5,213)	(24,649)	(10,000)	2,361
Increase in inventory	(13,800)	(125,872)	(52,580)	(11,138)
(Increase) decrease in prepaid expenses and other receivables	—	(37,591)	—	4,591
Increase (decrease) in accounts payable	—	86,893	—	(38,564)
Increase (decrease) in accrued expenses and other payables	12,188	234,355	10,008	(172,090)

Net cash used in operating activities	(144,903)	(982,617)	(234,248)	(488,191)

Cash flows from investing activities
Purchase of property and equipment	(15,355)	(37,575)	(5,350)	(4,151)

Net cash used in investing activities	(15,355)	(37,575)	(5,350)	(4,151)

Cash flows from financing activities
Proceeds from issuance of preferred stock, net of issuance cost	972,577	300,000	300,000	—
Proceeds from Loan and warrant issuance	—	498,877	—	—

Net cash provided by financing activities	972,577	798,877	300,000	—

Net (decrease) increase in cash and cash equivalents	812,319	(221,315)	60,402	(492,342)
Cash and cash equivalents
Beginning of year	—	812,319	812,319	591,004

End of year	$812,319	$591,004	$872,721	$98,662

The accompanying notes are an integral part of these financial statements

Jarvis Labs, Inc.

Notes to the Financial Statements

1. Organization

Organization and Nature of Business

Jarvis Labs, Inc. (the “Company”) was incorporated in the state of Delaware on June 11, 2012 (inception). The Company owns and operates Grandst.com, a website that provides a marketplace for creative new technology and merchandise. The Company generates revenue through direct retail sales. The Company is based in New York, NY and operates in the United States.

Unaudited Interim Financial Information

The accompanying balance sheet as of March 31, 2014, the related statements of operations, comprehensive loss and cash flows for the three months ended March 31, 2013 and 2014, and the statement of changes in convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2014 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to state fairly the Company’s financial position as of March 31, 2014 and results of operations and cash flows for the three months ended March 31, 2013 and 2014. The financial data and the other information disclosed in these notes to the financial statements related to these three-month periods are unaudited.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. The accounting estimates that require management’s most difficult and subjective judgments include the useful life and recoverability of fixed assets, the fair value of options issued for services and the fair value of warrants. The Company evaluates its estimates and judgments on an ongoing basis and revises when necessary. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from product sales when the following four criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable and collectability is reasonably assured.

Jarvis Labs, Inc.

Notes to the Financial Statements

The Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Generally, the Company is the primary obligor in its sales to customers, has latitude in establishing prices and selecting suppliers and maintains inventory risk, and therefore revenue is recorded at the gross sales price.

Product sales represent revenue from the sale of products and related shipping fees. Product sales and shipping revenues, net of promotional discounts, rebates, and return allowances, are recorded when the products are shipped and title passes to customers.

Cost of Sales

Cost of sales consists of the purchase price of products sold, inbound shipping and duty charges and credit card processing fees. Shipping charges to receive products from the Company’s suppliers are included in the Company’s inventory, and recognized as cost of sales upon sale of products to the Company’s customers.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventory

The Company’s inventory is comprised of finished goods and are valued at the lower of average cost or market, and are evaluated periodically for product obsolescence, excess balances and other indications of impairment in value.

Property and Equipment

Property and equipment consisting of office furniture, office and computer equipment and leasehold improvements are recorded at cost. Property and equipment is depreciated using the straight-line method over the shorter of the estimated life of the asset or the lease term.

Fair Value Measurement

The Company’s financial instruments are measured and recorded at fair value based on inputs and assumptions that market participants would use in pricing an asset or a liability. ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, management considers the principal or most advantageous market in which

Jarvis Labs, Inc.

Notes to the Financial Statements

the Company would transact, and also considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

ASC Topic 820 further requires disclosures on the amount and reason for transfers in and out of Level 1 and 2 fair value measurements. The standards also require disclosure of activities, including purchases, sales, issuances, and settlements within the Level 3 fair value measurements. The standards also clarify existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. This pronouncement requires disclosure regarding the manner in which fair value is determined for assets and liabilities and establishes a three-tiered value hierarchy into which these assets and liabilities are grouped, based upon significant inputs as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs. When a determination is made to classify a financial instrument within Level 3, the determination is based upon the lack of significance of the observable parameters to the overall fair value measurement. However, the fair value determination for Level 3 financial instruments may consider some observable market inputs.

The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following table reflects the activity for the Company’s major classes of liabilities measured at fair value using Level 3 inputs:

	Total Fair Value at March 31, 2014	Level 1	Level 2	Level 3
Liabilities:
Warrant liabilities	$70,137	$—	$—	$70,137

Total Liabilities	$70,137	$—	$—	$70,137

Jarvis Labs, Inc.

Notes to the Financial Statements

	Total Fair Value at December 31, 2013	Level 1	Level 2	Level 3
Liabilities:
Warrant liabilities	$56,844	$—	$—	$56,844

Total Liabilities	$56,844	$—	$—	$56,844

The following table reflects the activity for the Company’s major classes of liabilities measured at fair value using Level 3 inputs:

Liabilities:	Year Ended December 31, 2012	Year Ended December 31, 2013	Three Months Ended March 31, 2014
			(Unaudited)
Balance at beginning of period	$—	$—	$56,844
Level 3 liabilities acquired	—	46,098	—
Level 3 liabilities settled	—	—	—
Unrealized loss on warrant liability	—	10,746	13,293
Included in earnings (unrealized)	—	—	—

Balance at end of period	$—	$56,844	$70,137

Impairment of Long-lived Assets

The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful lives of long-lived assets may require revision, or that the remaining balance of long-lived assets may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the long-lived asset group in measuring whether they are recoverable. If the carrying value of the asset group exceeds the estimated undiscounted future cash flows, a loss is recorded to the extent the asset group’s carrying value exceeds its fair value. Fair value would typically be determined based upon the asset group’s estimated discounted cash flows. No assets were determined to be impaired in the years ended December 31, 2012 and 2013.

Sales and Marketing

Sales and marketing expenses consist primarily of online and offline advertising costs, marketing materials and market research. Advertising costs are expensed in the period in which they are incurred. The advertising and promotion costs for 2012 and 2013 and for the three months ended March 31, 2013 and 2014 are $14,758, $217,558, $65,832 and $11,618 respectively.

Jarvis Labs, Inc.

Notes to the Financial Statements

Product and Technology

Product and technology expenses include facilities costs, technology compensation, stock based compensation and employee benefits, website hosting fees, software licensing costs and certain other allocated costs.

General and Administrative

General and administrative expenses include facilities costs, administrative charges, professional services fees and other general overhead costs.

Stock-based Compensation

The stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is amortized over the requisite service period for the award granted.

Calculating stock-based compensation requires the input of highly subjective assumptions, including the expected term of the stock-based awards and stock price volatility. The Company estimates the expected life of stock options granted based on the simplified method, which the Company believes is representative of future behavior. The Company estimates the volatility of the common stock on the date of grant based on the historic volatility of comparable companies in the industry. The Company selected the risk-free interest rate based on yields from United States Treasury zero-coupon issues for a term consistent with the expected life of the awards in effect at the time of grant. The Company estimates the expected forfeiture rate based on historical experience of the stock-based awards that are granted, exercised and canceled.

The Company may, from time to time, grant stock options to non-employees. For non-employee stock options, the Company calculates the fair value of the award on the date of grant in the same manner as employee awards, however the unvested portion of the awards are revalued at the end of each reporting period and the pro-rata compensation expense is adjusted accordingly until such time the non-employee award is fully vested. At the time, the total compensation recognized to date shall equal the fair value of the award as calculated on the measurement date, which is the date at which the award recipient’s performance is complete.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. At times, such amounts may exceed the limits insured by the Federal Deposit Insurance Corporation.

Jarvis Labs, Inc.

Notes to the Financial Statements

The Company’s financial instruments consist of cash and cash equivalents, loans receivable, accounts payable, and loans payable. At December 31, 2012 and 2013 and for the three months ended March 31, 2013 and 2014 the fair values of these instruments approximated their financial statement carrying amounts due to their relatively short-term nature.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting. Valuation allowances are established against deferred tax assets if it is more likely than not that they will not be realized.

As of December 31, 2012 and 2013, the Company recorded a full valuation allowance against its deferred tax assets. Consequently, the Company has not recognized deferred income tax assets or liabilities for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.

The Company’s policy is to recognize interest and penalties expense, if any, related to unrecognized tax benefits as a component of income tax expense. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. As of December 31, 2013, the Company did not have any uncertain tax positions.

Jarvis Labs, Inc.

Notes to the Financial Statements

2. Property and Equipment

Property and equipment at December 31, 2012, 2013 and for the three months ended March 31, 2014 consists of the following:

	Estimated Useful Lives	Year Ended December 31,		Three Months Ended March 31, 2014
		2012	2013
				(Unaudited)
Computer equipment	3 years	$15,355	$24,801	$24,801
Furniture and Equipment	4 years	—	9,046	9,046
Leasehold Improvements	Shorter of life of asset or lease term	—	19,083	19,083
Less: Accumulated depreciation		(813)	(13,188)	(17,410)

		$14,542	$39,742	$35,520

Depreciation and amortization expense related to property and equipment was approximately $813, $12,375, and $4,222 for the years ended December 31, 2012 and 2013 and for the three months ended March 31, 2014, respectively.

3. Accrued Expenses and Other Payables

Accrued expenses and other payables consist of the following:

	Year Ended December 31,		Three Months Ended March 31, 2014
	2012	2013
			(unaudited)
Accruals and Other Payables
Accrued Expenses	$6,476	$192,076	$55,139
Deferred Rent Liability	4,552	19,911	19,076
Accrued Salary	—	34,320	—

	$11,028	$246,307	$74,215

4. Loan

In October 2013, the Company entered into a Loan & Security Agreement with Venture Lending & Leasing, which made $500,000 available to the Company, all of which had been drawn down by the Company as of December 31, 2013. The facility is used for working capital purposes and bears interest at the rate of 11%. The agreement also contains restrictive covenants, including financial reporting requirements. The terms and conditions of the loan required repayments to start in April 2014 and shall be repaid in thirty (30) equal monthly payments of principal plus interest. Interest expense related to borrowings under the line of credit

Jarvis Labs, Inc.

Notes to the Financial Statements

amounted to $13,349 and $12,125 during the year ended December 31, 2013 and the three months ended March 31, 2014, respectively.

In connection with the borrowing, the Company issued warrants to purchase 92,242 and 92,243 shares of Series Seed preferred stock at exercise prices of $0.2918 per share. The warrants expire in October 2023.

At issuance at October 22, 2013, at December 31, 2013 and at March 31, 2014, the warrants were valued at $46,098, $56,844 and $70,137, respectively, using an option pricing model. Key assumptions at October 22, 2013, December 31, 2013 and March 31, 2014 included a remaining term of 10 years, 9.8 years and 9.5 years, respectively, and a volatility of 83.74% based on a group of comparable companies and a risk-free interest rate of 2.54 - 2.98%.

The Company recorded the initial value of the warrants as debt discount of the loan and recorded $4,610 as an expense in 2013 in connection with the debt discount amortization. In addition, $1,123 was incurred as debt issuance costs. As the warrants are exercisable into Series Seed preferred stock, which include certain redemption rights that are considered outside of the control of the Company, in accordance with ASC Topic 480, Distinguishing Liabilities from Equity, the warrants are accounted for as a liability and are revalued at each balance sheet date. The warrants were fully vested at issuance.

The fair value of the loan was not materially different from its carrying value as interest rates have not changed materially since the loan was entered into.

Annual maturities of the loan are as follows:

Year Ending December 31,
2014	$135,908
2015	199,476
2016	164,616

500,000
Less : Unamortized discount	(42,611)
Plus : Interest accrued & unpaid	13,348

470,737
Less : Current maturities	(135,908)

Long term maturities	$334,829

5. Capital Stock

As of December 31, 2012, the Company had been authorized to issue 20,039,629 shares of stock, at a par value of $0.00001 per share, consisting of 15,500,000 shares of common stock and 4,539,629 shares of preferred stock. The Company has 3,391,581 shares of preferred stock and 8,700,000 shares of common stock issued and outstanding. As of December 31, 2013 and March 31, 2014, the Company had been

Jarvis Labs, Inc.

Notes to the Financial Statements

authorized to issue 20,416,641 shares of stock, at a par value of $0.00001 per share, consisting of 15,688,486 shares of common stock and 4,728,155 shares of preferred stock. As of December 31, 2013, the Company has 4,419,683 shares of preferred stock and 8,700,000 shares of common stock issued and outstanding.

Dividend

The holders of shares of preferred stock shall be entitled to receive dividends, out of any assets legally available, prior and in preference to any declaration or payment of any dividend on the common stock of this corporation and at the applicable dividend rate, as declared by the board of directors. Such dividends shall not be cumulative. The holders of the outstanding preferred stock can waive any dividend preference that such holders shall be entitled to receive upon the affirmative vote or written consent of the holders of a majority of the shares of preferred stock then outstanding (voting together as a single class and not as a separate series, and on an as-converted basis). The dividend rate is $0.0233 per annum for each share of the Series Seed preferred stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). The Company has not declared or paid any dividends.

Liquidation

Unless the holders of at least a majority of the then outstanding shares of the preferred stock, voting together as a single class and on an as-converted basis, elect otherwise in writing, each of the following transactions shall be deemed a “Liquidation Event”:

a.	A merger or consolidation in which the Company is the constituent party or its subsidiary is the constituent party and the Company issues shares of its capital stock pursuant to such a merger or consolidation, with stipulations;

b.	The sale, lease, transfer, exclusive license or other disposition, in one transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company;

In the event of any Liquidation Event, the holders of each share of preferred stock then outstanding shall be entitled to be paid, out of the available funds and assets, and prior and in preference to any payment or distribution to the holders of common stock, an amount per share equal to the liquidation amount for each such series of preferred stock plus all declared but unpaid dividends thereon.

Jarvis Labs, Inc.

Notes to the Financial Statements

Conversion

The holders of the preferred stock have the right to convert at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessible shares of common stock as is determined by dividing the original issue price for the preferred stock by the conversion price at the time of the conversion.

The preferred stock will be automatically converted into common stock upon a qualified initial public offering, which will result in at least $30 million of proceeds.

6. Stock-Based Compensation

The Company has a 2012 Stock and Option Grant Plan (the “Plan”) under which the Company may grant stock options for up to 1,466,488 shares of common stock. Stock options expire either four or ten years from the date of the grant. For initial grants, vesting occurs over either (i) two years, with vesting occurring immediately each month, or (ii) four years, with the first 25% of the awards vesting twelve months after the vesting commencement date and the remaining 75% of the awards vesting monthly over the next thirty-six months. The Company’s policy for attributing the value of stock-based compensation is on a straight-line basis over the requisite service period for the entire award.

During 2013 and 2012 no options were exercised. At December 31, 2013, there were 1,116,360 shares available for grant under the Plan.

The fair value for options and share awards granted under the Plan are estimated at the date of grant using the Black-Scholes option pricing model and the following range of assumptions were used for grants during the years ended December 31, 2013 and 2012 and the three months ended March 31, 2014:

	Year Ended December 31,		Three Months Ended March 31, 2014
	2012	2013
Risk-free interest rates	0.74%	0.62% – 1.91%	0.80%
Expected dividend yield	0.0%	0.0%	0.0%
Expected term	6.25 years	3.03 – 5.75 years	3.25 years
Volatility	188.8%	144.0%	143%

Jarvis Labs, Inc.

Notes to the Financial Statements

The impact on recording stock-based compensation expense for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014 was as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(Unaudited)
Sales and marketing	$—	$—	$—	$—
Product and technology	1,023	6,249	772	3,988
General and administrative	—	—	—	—

Total stock-based compensation expense, net of tax	$1,023	$6,249	$772	$3,988

The following table summarizes the stock option activity:

	Total Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2011
Options granted	100,000	$0.0001
Options exercised	—	—
Options forfeited	—	—

Outstanding at December 31, 2012	100,000	0.0001	8.68

Options granted	250,128	0.10
Options exercised	—	—
Options forfeited	—	—

Outstanding at December 31, 2013	350,128	0.07	5.41

Options granted	110,220	0.10
Options exercised	—	—
Options forfeited	—	—

Outstanding at March 31, 2014	460,348	0.08	4.83

Exercisable at December 31, 2013	33,333	$0.0001	5.41

Vested and expected to vest at December 31, 2013	350,128	$0.07	5.41

The weighted-average grant-date fair value of options granted during the years ended December 31, 2013 and 2012 and the three months ended March 31, 2014 was $25,013, $10,231 and $26,453, respectively.

The stock compensation expense for employee awards was $5,923, $1,023, $3,541 and $772 for the years ended December 31, 2013 and 2012 and three months ended March 31, 2014 and 2013, respectively. The stock compensation expense for non-employee awards was $326, $0, $447 and $0 for the years ended December 31, 2013 and 2012 and three months ended March 31, 2014 and 2013, respectively. As of

Jarvis Labs, Inc.

Notes to the Financial Statements

December 31, 2013, there was $28,143 of unrecognized stock compensation expense related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 8.68 years. The total fair value of shares vested during the years ended December 31, 2013 and 2012 was $3,333 and $0, respectively.

7. Commitments and Contingencies

In 2013, the Company entered into a new lease for office space in New York, NY expiring in 2016. Rent expense for the operating lease is recognized over the term of the lease on a straight line basis. Total rent for this lease for the years ended December 31, 2013 and 2012 and three months ended March 31, 2014 and 2013 is $80,411, $0, $19,076 and $6,353, respectively.

Operating
2014	$134,400
2015	138,559
2016	52,515
2017	—
2018	—

Total minimum payments required:	$325,474

From time to time, the Company is involved in disputes or legal proceedings arising in the ordinary course of business. The Company believes that there is no dispute or litigation pending that could have, individually or in the aggregate, a material adverse effect on its financial position, results of operations or cash flows.

8. Income Taxes

The significant components of the Company’s deferred tax assets are as follows:

	2012	2013
Net operating loss	$59,514	$479,178
Fixed Assets	139	2,151
Stock based compensation	439	4,098
Other	—	—

Deferred tax assets before valuation allowance	60,092	485,427
Less: Valuation allowance	(60,092)	(485,427)

Total deferred tax assets	$—	$—

As of December 31, 2012 and 2013, the Company had a net operating loss carry-forward of approximately $140 thousand and $1.1 million available to reduce future taxable income.

Jarvis Labs, Inc.

Notes to the Financial Statements

The Company follows ASC 740, Accounting for Uncertainty in Income Taxes. As of December 31, 2012 and 2013, there were no uncertain tax positions. As of December 31, 2012 and 2013, the Company was subject to federal and state income tax in the United States. Since the Company is in a loss carry-forward position, the Company is generally subject to U.S. federal and state income tax examinations by tax authorities for all years for which a loss carry-forward is available. It is the Company’s policy to record interest and penalties as a component of income tax expense. No amounts of interest or penalties were recognized in the financial statements upon adoption of this guidance as of and for the years ended December 31, 2013 and 2012.

9. Subsequent Events

The Company has performed an evaluation of subsequent events through November 3, 2014, the date of issuance of these financial statements.

In April 2014, the Company was acquired by Etsy, Inc.

Independent Auditor’s Report

To the Board of Directors and Stockholders of Incubart SAS:

We have audited the accompanying statements of Incubart SAS which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of income and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in France; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Incubart SAS at December 31, 2013 and 2012 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in France.

Emphasis of matter

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 12 to the financial statements.

November 3, 2014

/s/ PricewaterhouseCoopers Audit

Neuilly-sur-Seine, France

Pierre Marty

Incubart SAS

Assets (all amounts in Euros)

As of December 31,

	2013			2012
Assets	Gross	Depr.Prov.	Net	Gross	Depr.Prov.	Net
LONG TERM ASSETS
Intangible assets
Goodwill
Other intangible assets	63,598	30,033	33,565	41,315	19,229	22,086
Tangible assets	31,016	11,180	19,836	18,468	4,544	13,924
Deposits	74,830		74,830	81,265		81,265

TOTAL(I)	169,444	41,213	128,231	141,048	23,773	117,275

CURRENT ASSETS
Stocks and work in progress
Debtors
Trade debtors	194,943		194,943	8,269		8,269
Other debtors	173,792		173,792	272,792		272,792
Short term investments	670,000		670,000	1,050,000		1,050,000
Cash at bank and in hand	1,451,519		1,451,519	563,421		563,421
Prepaid expenses	353		353	19,279		19,279

TOTAL(II)	2,490,607	0	2,490,607	1,913,761	0	1,913,761

Deferred charges(III)
Redemption bond premium(IV)
Unrealized exchange losses(V)

TOTAL ASSETS(I to V)	2,660,051	41,213	2,618,838	2,054,809	23,773	2,031,036

Incubart SAS

Equity and Liabilities (all amounts in Euros)

As of December 31,

	2013	2012
Equity and Liabilities	Net	Net
CAPITAL AND RESERVES
Share capital	65,365	65,365
Share premium account	2,008,797	2,008,797
Revaluation reserve
Reserves:
- Legal reserve
- Statutory reserves
- Regulated reserves
- Other reserves	115	115
Retained earnings	(763,491)	(343,309)
Loss for the period	(466,520)	(420,182)
Tax regulated provisions

TOTAL(I)	844,266	1,310,786

PROVISIONS FOR CONTINGENCIES AND LIABILITIES

TOTAL(II)

CREDITORS
Bank loans and overdrafts	360,000
Other loans and financial liabilities	52,079
Trade creditors	67,382	127,737
Tax and social creditors	231,880	104,741
Other creditors	1,063,231	487,772

TOTAL(III)	1,774,572	720,250

TOTAL EQUITY and LIABILITIES (I to III)	2,618,838	2,031,036

Incubart SAS

Income Statement (all amounts in Euros)

For the years ended December 31,

	2013			2012
Income statement	France	Export	Total	Total
Operating income
Sales of goods
Sales of processed goods
Sales of services	1,349,602	72,207	1,421,809	719,757

Turnover	1,349,602	72,207	1,421,809	719,757

Change in stocks of finished goods
Own work capitalised
Operating grants
Reversal of provisions and cost recharge			5,688	4,266
Other operating income			36,671	44,161

TOTAL(I)			1,464,168	768,184

Operating expenses
Purchase of goods
Change in stocks of goods
Purchase of raw materials and consumables
Change in stocks of raw materials and consumables
Other external expenses			789,165	565,557
Taxes			22,514	10,372
Wages and salaries			988,657	611,204
Social contributions			221,727	97,649
Amortization and depreciation on fixed assets			17,440	9,723
Other operating expenses			20,836	109,282

TOTAL(II)			2,060,339	1,403,787

OPERATING LOSS(I–II)			(596,171)	(635,603)

Financial income			29,383	30,163

TOTAL(III)			29,383	30,163

Financial expenses			102	21

TOTAL(IV)			102	21

FINANCIAL INCOME(III–IV)			29,281	30,142

LOSS BEFORE TAX AND EXTRAORDINARY ITEMS(I–II + III–IV)			(566,890)	(605,461)

Incubart SAS

Income Statement (all amounts in Euros)

For the years ended December 31,

Income statement	2013	2012
Extraordinary income
On operating activities
On investing activities		98
Reversal of provisions and cost recharge

TOTAL(V)		98

Extraordinary expenses
On operating activities	3,094
On investing activities	6,435	15
Depreciation and provision expenses

TOTAL(VI)	9,529	15

EXTRAORDINARY (EXPENSE) INCOME(V–VI)	(9,529)	83

Corporation tax(VII)	(109,899)	(185,196)

TOTAL INCOME(I + III + V)	1,493,551	798,445

TOTAL EXPENSES(II + IV + VI + VII)	1,960,071	1,218,627

NET LOSS	(466,520)	(420,182)

Incubart SAS

Statements of Cash Flows (all amounts in Euros)

For the years ended December 31,

	2013	2012
Cash flows from operating activities
Net loss	(466,520)	(420,182)
Adjustments for:
Depreciation	17,440	9,723
Investment income	(29,383)	(30,143)
Working capital changes:
Increase in trade debtors	(186,674)	(7,166)
Decrease/Increase in other debtors	99,000	(228,305)
Decrease/Increase in prepaid expenses	18,926	(19,279)
Decrease/Increase in trade creditors	(60,355)	84,513
Increase in tax and social creditors	127,139	58,321
Increase in other creditors	575,459	361,092

Net cash from operating activities	95,032	(191,426)

Cash flows from investing activities
Purchase of property, plant and equipment	(28,396)	(97,197)
Sale of short-term investments	380,000	450,000
Investment income	29,383	30,143

Net cash used in investing activities	380,987	382,946

Cash flows from financing activities
Proceeds from long-term borrowings	412,079	—

Net cash used in financing activities	412,079	—

Net increase in cash and cash equivalents	888,098	191,520
Cash and cash equivalents at beginning of period	563,421	371,901
Cash and cash equivalents at end of period	1,451,519	563,421

Incubart SAS

Notes to the Financial Statements

Note 1—Basis of Presentation and Summary of Significant Accounting Policies

1. Description of business

Incubart SAS (the “Company”) was incorporated in Paris in March 2009. Incubart owns and operates among other websites, alittlemarket.com and alittlemercerie.com, websites that provide a marketplace for the purchase and sale of handmade goods and commercial supplies. The Company generates revenue primarily from commissions on sales and seller advertising fees.

The Financial Statements are prepared in accordance with:

•	PCG 1999, approved by ministerial order on June 22, 1999

•	Law number 83 353 of April 30, 1983

•	Decree 83 1020 of November 29, 1983

•	Accounting standards arising from the Authority de Normes Comptables (ANC)

The financial statements have been prepared on a going-concern basis. The notes and tables below form an integral part of the annual accounts.

2. Significant events

In 2012, the Company launched two new platforms: A Little Maman, dedicated to nursery items and A Little Market in Italy.

In 2013, the Company launched one new platform, A Little Epicerie, dedicated to Food.

With regards to product features, the Company has launched two major features: the multishop basket and the installment payment service.

3. Revenue recognition

Revenue is mainly generated from commissions on sales made by listed sellers and from the sale of advertising on the Company’s website.

The main line of revenue is transaction fees, which include commissions on orders placed by purchasers on the Company’s websites and payment processing fees charged when the buyer pays with a credit card through the Company’s secured system.

Incubart SAS

Notes to the Financial Statements

In accordance with its terms of business, the Company has no responsibility in the fulfillment of orders placed by buyers and earns a fixed commission per transaction. Based on the aforementioned factors, revenue is recorded net of amounts collected from buyers and remitted to sellers. Seller refunds are recorded as a reduction to gross revenue.

Transaction fees—The Company earns a commission on sales made between the seller and their buyer. Revenue from commissions on sales is recognized when the transaction is successfully completed, which occurs when a buyer purchases the item on the website with their credit card or their e-wallet.

Advertising fees—The Company offers search advertising where sellers can advertise their items based on featured search results. The advertising fees are recognized as revenue when purchased by the sellers.

4. Intangible assets

Intangible assets, consisting principally of website and purchased software, are carried at cost and amortized over their estimated useful lives, generally on a straight-line basis over three years. The Company reviews its identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value.

5. Research and development

From the commencement of financial year 2012, development of software for internal use has been expensed as incurred. Prior to 2012, certain development costs, primarily relating to third party developers, had been capitalized.

6. Property and equipment

Property and equipment, consisting principally of computer equipment and different fittings, are recorded at cost. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to operations as incurred.

The depreciation rate of the main assets are the following:

•	Website Development Costs: 5 years

•	Computer Hardware: 3 to 5 years

Incubart SAS

Notes to the Financial Statements

7. Accounts receivable

The Company’s trade accounts receivable are recorded at amounts billed to customers and presented on the balance sheet net of the allowance for doubtful accounts. The allowance is determined by a number of factors, including age of the receivable, current economic conditions, historical losses and management’s assessment of the financial condition of customers. Receivables are written off once they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

8. Provisions

Provisions for liabilities are made in accordance with rule CRC 2000-06.

Provisions for risks and expenses are recorded to take account of probable future sacrifices or outflows of economic benefits arising from present obligations and which result from past transactions.

These provisions are estimated based on consideration of the best available information known to management at the year-end closing date.

9. Purchased gift vouchers

The Company recognizes a liability for gift cards purchased on its websites. Under French generally accepted accounting principles (“French GAAP”), the Company records cash received against a liability, which is released to the income statement when the voucher expires or is redeemed. When a customer uses the purchased gift vouchers, the related commission is recognized as revenue. If a purchased gift card expires unused, a gain is recognized in the income statement.

As at December 31, 2013, the liability was estimated at EUR 13,947, compared with EUR 11,306 as at December 31, 2012.

10. Free gift vouchers

The Company may decide to grant free gift vouchers to buyers on a discretionary basis as sales incentives. These vouchers are not offered in connection with a current transaction, but rather as an incentive for future purchases. The Company records these as a discount on a future sale at the time of redemption.

11. Cash and cash equivalents

The Company considers all investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Incubart SAS

Notes to the Financial Statements

Short term investments amount to EUR 670,000 as at December 31, 2013 and EUR 1,050,000 as at December 31, 2012.

12. Restricted cash

When a purchaser pays through the Incubart secured system, the funds are put in an escrow account until remitted to the merchant, after deduction of commission and processing fees. The restricted cash balance of the dedicated bank account is presented within Cash at bank and in hand and amounts to EUR 1,042,491 as at December 31, 2013 (2012 : EUR 476,448).

The corresponding liability towards the listed sellers is recorded under “Other creditors” in the balance sheet.

13. Accounting policies and changes in accounting estimates

There were no changes in the methods of evaluation during the course of the financial year.

There were no changes in the presentation of the financial statements during the course of the financial year.

14. Pensions

The Company’s defined benefit obligation is only the French statutory lump sum payment. The projected benefit obligation is not material for the financial years 2013 and 2012 (EUR 14,043 and EUR 6,447, respectively).

15. Taxes

Deferred taxes are not recognized on the face of the balance sheet in the statutory financial statements.

16. Competitiveness and employment tax credit (CICE)

This tax credit was enacted from January 1, 2013 and amounts to EUR 15,527 at December 31, 2013. This will be collected by the Company in cash independently of its future taxable result.

17. Foreign currency translations

The Company’s revenue and expenses are essentially transacted in Euros, and its assets and liabilities are all denominated in Euros, which is the functional currency of the Company.

Incubart SAS

Notes to the Financial Statements

18. Stock-based compensation

No stock options, warrants or other equity instruments have been issued to any employees, directors, related parties or other third parties.

19. Credit agreements

On October 8, 2012, the Company entered into an interest-free credit agreement with OSEO of EUR 450,000, of which EUR 360,000 had been drawn down as at December 31, 2013 (2012: Nil).

The loan is repayable quarterly, at an average of EUR 28,000 per quarter, beginning December 31, 2016, with a minimum of EUR 160,000 to be repaid. There is a clause in the agreement which allows for a penalty-free early repayment, at any time, of the loan in full.

On July 30, 2012, the Company entered into an interest-free agreement with COFACE. The agreement is intended to finance marketing development initiatives undertaken in foreign markets. As at December 31, 2013, the amount drawn down totaled EUR 52,079. The Company is obliged to pay back either 14% of the turnover generated from foreign sales, or a maximum of the amount of the loan drawn down, whichever is lower, dating 12 months after the export-related project is considered concluded by management and COFACE is informed.

20. Related party transactions

There are no related party transactions for 2012 and 2013.

21. Segment reporting information

The Company operates solely in France and in Italy for 2012 and 2013.

22. Subsequent events

The Company was acquired in full by Etsy, Inc., a U.S.-based company, on June 18, 2014.

Incubart SAS

Notes to the Financial Statements

Note 2—Fixed Assets

Financial Year 2012

(all amounts in Euros)

	Gross amount opening balance	Acquisitions	Disposals	Gross amount closing balance
Intangible assets
Other intangible assets	32,315	9,000		41,315

TOTAL	32,315	9,000		41,315

Tangible assets
Plant, machinery and equipment
Other fixtures and fittings		3,880		3,880
Vehicles
Office equipment, computer hardware, furniture	5,101	9,487		14,588

TOTAL	5,101	13,367		18,468

Financial assets
Deposits	6,435	74,830		81,265

TOTAL	6,435	74,830		81,265

GRAND TOTAL	43,851	97,197		141,048

Financial Year 2013

(all amounts in Euros)

	Gross amount opening balance	Acquisitions	Disposals	Gross amount closing balance
Intangible assets
Other intangible assets	41,315	22,283		63,598

TOTAL	41,315	22,283		63,598

Tangible assets
Plant, machinery and equipment
Other fixtures and fittings	3,880			3,880
Vehicles
Office equipment, computer hardware, furniture	14,588	12,548		27,136

TOTAL	18,468	12,548		31,016

Financial assets
Deposits	81,265		6,435	74,830

TOTAL	81,265		6,435	74,830

GRAND TOTAL	141,048	34,831	6,435	169,444

Incubart SAS

Notes to the Financial Statements

Note 3—Depreciation

Financial Year 2012

(all amounts in Euros)

	Opening balance	Additional allowances	Reductions dispo./Rever.	Closing balance
Intangible assets
Other intangible assets	12,179	7,050		19,229

TOTAL	12,179	7,050		19,229

Tangible assets
Other fixtures and fittings		208		208
Office equipment, computer hardware, furniture	1,871	2,465		4,336

TOTAL	1,871	2,673		4,544

GRAND TOTAL	14,050	9,723		23,773

Financial Year 2013

(all amounts in Euros)

	Opening balance	Additional allowances	Reductions dispo./Rever.	Closing balance
Intangible assets
Other intangible assets	19,229	10,804		30,033

TOTAL	19,229	10,804		30,033

Tangible assets
Other fixtures and fittings	208	776		984
Office equipment, computer hardware, furniture	4,336	5,860		10,196

TOTAL	4,544	6,636		11,180

GRAND TOTAL	23,773	17,440		41,213

Incubart SAS

Notes to the Financial Statements

Note 4—Receivables

Financial Year 2012

(all amounts in Euros)

Receivables	Gross amount	Liquidity of the asset
		Within 1 year	After 1 year
Non Current Assets
Amount receivable from subsidiaries
Loans
Deposits	81,265		81,265
Current Assets
Doubtful and in dispute trade debtors
Other trade debtors	8,269	8,269
Receivables representing borrowed securities
Employees
Social contributions	9,478	9,478
Corporation tax	192,890	192,890
Value-added tax	33,999	33,999
Other taxes
Sundries
Intercompany and current accounts
Other debtors	36,425	36,425
Prepaid expenses	19,279	19,279

TOTAL	381,605	300,340	81,265

Financial Year 2013

(all amounts in Euros)

Receivables	Gross amount	Liquidity of the asset
		Within 1 year	After 1 year
Non Current Assets
Amount receivable from subsidiaries
Loans
Deposits	74,830		74,830
Current Assets
Doubtful and in dispute trade debtors
Other trade debtors	229,892	229,892
Receivables representing borrowed securities
Employees
Social contributions
Corporation tax	94,503	94,503
Value-added tax	22,331	22,331
Other taxes
Sundries
Intercompany and current accounts
Other debtors	22,009	22,009
Prepaid expenses	353	353

TOTAL	443,918	369,088	74,830

Incubart SAS

Notes to the Financial Statements

Note 5—Trade Creditors and Payables

Financial Year 2012

(all amounts in Euros)

Payables	Gross amount	Within 1 year	1 to 5 years	After 5 years
Convertible debenture loans / Other debenture loans
Bank loans and overdraft
- Payable over 1 year
- Payable over more than 1 year
Other loans and financial liabilities
Trade creditors	127,737	127,737
Personnel	27,791	27,791
Social contributions	45,847	45,847
Corporation tax
Value-added tax	29,963	29,963
Guaranteed bonds
Other taxes	1,140	1,140
Long term creditors
Intercompany and current accounts
Other creditors(1)	487,772	487,772
Liabilities representing borrowed securities
Deferred income

TOTAL	720,250	720,250

(1)	Other creditors include the liabilities for the sellers for an amount of EUR 476,448 and the balance of the purchased gift vouchers for an amount of EUR 11,306.

Financial Year 2013

(all amounts in Euros)

Payables	Gross amount	Within 1 year	1 to 5 years	After 5 years
Convertible debenture loans / Other debenture loans
Bank loans and overdraft
- Payable over 1 year
- Payable over more than 1 year	360,000		249,000	111,000
Other loans and financial liabilities	52,079		52,079
Trade creditors	67,382	67,382
Personnel	53,814	53,814
Social contributions	126,873	126,873
Corporation tax
Value-added tax	47,020	47,020
Guaranteed bonds
Other taxes	4,173	4,173
Long term creditors
Intercompany and current accounts
Other creditors(1)	1,063,231	1,063,231
Liabilities representing borrowed securities
Deferred income

TOTAL	1,774,572	1,362,493	301,079	111,000

(1)	Other creditors include the liabilities for the sellers for an amount of EUR 1,042,491 and the balance of the purchased gift vouchers for an amount of EUR 13,947.

Incubart SAS

Notes to the Financial Statements

Note 6—Accrued Payables

(all amounts in Euros)

Accrued payables included in Balance Sheet	December 31, 2013	December 31, 2012
Convertible debenture loans
Other debenture loans
Bank loans and overdrafts
Other loans and financial liabilities
Trade creditors	28,337	30,378
Social contributions	81,050	45,304
Fixed assets creditors
Other creditors

TOTAL	109,387	75,682

Note 7—Prepayments and Deferred Income

(all amounts in Euros)

Deferred Income	December 31, 2013	December 31, 2012
Operating incomes
Financial incomes
Extraordinary incomes

TOTAL

Prepaid Expenses	December 31, 2013	December 31, 2012
Operating expenses	353	19,279
Financial expenses
Extraordinary expenses

TOTAL	353	19,279

Note 8—Share Capital

Financial Year 2012

Category of shares	Par value		Number of shares
	As at the beginning of the period	As at the end of the period	As at the beginning of the period	Issued during the period	Redeemed during the period	As at the end of the period
Ordinary Shares	1.00	1.00	65,365			65,365

Incubart SAS

Notes to the Financial Statements

Financial Year 2013

Category of shares	Par value		Number of shares
	As at the beginning of the period	As at the end of the period	As at the beginning of the period	Issued during the period	Redeemed during the period	As at the end of the period
Ordinary Shares	1.00	1.00	65,365			65,365

Note 9—Statement of Changes in Shareholders’ Equity

(all amounts in Euros)

Financial Year 2012

INCUBART
Statement of changes in equity for the year ended December 31, 2012
	Share Capital	Share Premium	Retained Earnings	Other reserves	Revaluation Surplus	Total Equity
Balance at December 31, 2011	65,365	2,008,797	(343,309)	115	0	1,730,968

Changes in equity for the year 2012
Issue of share capital
Loss for the year			(420,182)			(420,182)
Revaluation gain
Dividends

Balance at December 31, 2012	65,365	2,008,797	(763,491)	115	0	1,310,786

Financial Year 2013

INCUBART
Statement of changes in equity for the year ended December 31, 2013
	Share Capital	Share Premium	Retained Earnings	Other reserves	Revaluation Surplus	Total Equity
Balance at December 31, 2012	65,365	2,008,797	(763,491)	115	0	1,310,786

Changes in equity for the year 2013
Issue of share capital
Loss for the year			(466,520)			(466,520)
Revaluation gain
Dividends

Balance at December 31, 2013	65,365	2,008,797	(1,230,011)	115	0	844,266

Note 10—Leases

On September 12, 2012, the Company entered into a 9 year lease for office space at 18/20 rue de Faubourg du Temple, with 2 break options at 30 August 2015 and 30 August 2018.

Incubart SAS

Notes to the Financial Statements

Total rent expense for the years ended December 31, 2012 and December 31, 2013 was EUR 32,516 and EUR 60,796, respectively.

Fiscal Year 2012 (all amounts in Euros)

Future Minimum Lease Payments
2013	49,830	Within 1 year from financial statement date:	49,830
2014	49,830	Greater than 1 year from financial statement date:	382,030

2015	49,830		431,860
2016	49,830

Fiscal Year 2013 (all amounts in Euros)

Future Minimum Lease Payments
2014	49,830	Within 1 year from financial statement date:	49,830
2015	49,830	Greater than 1 year from financial statement date:	332,200

2016	49,830		382,030
2017	49,830

Note 11—Taxes

Due to losses incurred since the inception of the Company, no corporate income tax has been due by the Company. However, tax credits have been recorded by the Company as follows:

•	R&D tax credit 2013: EUR 109,899 and 2012: EUR 185,196

•	CICE 2013 (Competitiveness and employment tax credit): EUR 15,527

The amounts of accumulated losses carried forward are EUR 973,780 as at December 31, 2012 and EUR 1,547,358 as at December 31, 2013, respectively.

Incubart SAS

Notes to the Financial Statements

Note 12—Reconciliation to United States Generally Accepted Accounting Principles

The Company’s financial statements have been prepared in accordance with French accounting standards, which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). Such differences involve methods for measuring the amounts in the financial statements. The principal differences between French accounting standards and US GAAP applicable to the Company are quantified and described below:

Reconciliation of net income (French GAAP—US GAAP)

(all amounts in Euros)

		Year Ended December 31,
	Note	2012	2013
		(in thousands)
Loss reported under French GAAP		(420.2)	(466.5)
Software and website development costs	A	97.2	104.0
Revenue recognition (advertising fees)	B	(14.9)	(22.0)
Debt issuance costs	C		11.4
Interest free loan	D		6.4
Deferred payment terms	E		(8.0)
Deferred tax effect of US GAAP adjustments	F
Loss reported under US GAAP		(337.9)	(374.7)

Reconciliation of equity (French GAAP—US GAAP)

(all amounts in Euros)

		Year Ended December 31,
	Note	2012	2013
		(in thousands)
Equity reported under French GAAP		1,310.8	844.3
Software and website development costs	A	298.7	402.8
Revenue recognition (advertising fees)	B	(41.7)	(63.7)
Debt issuance costs	C		11.4
Interest-free loan	D		6.4
Deferred payment terms	E		(8.0)
Deferred tax effect of US GAAP adjustments	F
Equity reported under US GAAP		1,567.8	1,193.2

A. Software and website development costs

Software and website development is performed by external service providers as well as the Company’s employees. Under French GAAP, the company capitalized only website development fees charged by third-party service providers up until December 31, 2011. Starting in 2012, all software development costs were expensed. US GAAP requires capitalization of certain internal and external costs incurred in the development of websites and software for internal use.

Incubart SAS

Notes to the Financial Statements

Costs of the preliminary design phase and costs incurred in the operation and maintenance of the software must be expensed as incurred. Costs incurred during the development phase must be capitalized. These same rules apply to upgrades and enhancements made to the platform, to the extent it is probable that they will result in additional functionalities to the platform.

B. Revenue recognition

The Company recognizes fees charged to listed sellers for more prominently displaying their products. Under French GAAP, the fees are recognized upfront in the income statement.

Under US GAAP, this search advertisement revenue is recognized as “impressions” (i.e., the number of times that an advertisement appears in pages viewed by users of the Company’s website) are delivered.

C. Debt issuance costs

A transaction fee was charged in connection with a financing received in fiscal year 2013. Under French GAAP, the fee is recorded in operating expenses.

Under US GAAP, the fee should be capitalized as debt issuance costs and amortized to the income statement using an effective interest rate method.

D. Government grants in the form of an interest-free loan

In fiscal year 2013, the Company drew down an interest-free loan from a government body. Under French GAAP, the liability is equal to the amount of proceeds received and is not discounted to its net present value.

US GAAP requires the Company to impute interest when the stated interest rate of a note payable or receivable is below market rate in accordance with the substance of the transaction. The substance of this transaction is a government subsidy for an amount equivalent to the difference between proceeds received and fair value of the note (NPV of cash flows using a market interest rate).

E. Deferred payment terms

During fiscal year 2013, the Company began to allow buyers to elect to pay in 3 monthly installments, in which case the Company bears credit risk and charges the buyer an additional fee. Under French GAAP, the fee was recognized upfront in the income statement.

Under US GAAP, the fee is considered, in substance, as interest income and is recognized using an effective interest method over the term of the receivable.

Incubart SAS

Notes to the Financial Statements

F. Income taxes

Under French GAAP, deferred taxes are not recognized in the statutory financial statements.

Under US GAAP, deferred tax is computed on all temporary differences between the tax bases and book values of assets and liabilities which will result in taxable or tax deductible amounts arising in future years. Deferred taxes are measured at enacted rates. The Company records deferred tax assets, primarily in connection with their net operating losses, up to an amount that is offset by the deferred tax liabilities, primarily associated with the differences between their book and tax basis for capitalized software and website development costs. As a result of the Company’s history of losses, a full valuation allowance is applied against any remaining net deferred tax assets, as the realization of the future benefit is not more likely than not.

Net deferred tax assets prior to the valuation allowance under U.S. GAAP were EUR 85,655 for 2012 and EUR 116,290 for 2013.

Reconciliation of operating expenses

The following table presents the disclosure of costs and expenses based on the caption requirements of Rule 5-03 of Regulation S-X of the United States Securities and Exchange Commission. Such costs and expenses have been allocated from the French GAAP presentation, and adjusted for US GAAP reconciliation items accordingly.

	2013	2012
	(in Euros)
Cost of revenue	477,609	269,818
Marketing	530,838	456,961
Product development	543,102	212,645
General and administrative	350,986	318,726

Operating expenses	1,902,535	1,258,150

Reconciliation of operating expenses from French GAAP to US GAAP

	2013	2012
	(in Euros)
Operating expenses - French GAAP	2,060,339	1,403,787
US GAAP adjustments:
Other operating expense (1)	(42,359)	(48,427)
Software and website development costs	(104,022)	(97,210)
Debt issuance costs	(11,423)	—

Operating expenses—US GAAP	1,902,535	1,258,150

(1)	These represent other operating income and reversal of provisions and cost recharges that should be reflected within operating expense under U.S. GAAP, but are included in operating income under French GAAP.

Unaudited Combined Pro Forma Financial Information

On April 29, 2014, Etsy, Inc. (the “Company”) completed the acquisition of Jarvis Labs, Inc., owners of the “Grand St.” online technology marketplace. Total consideration for the acquisition was approximately $3.2 million, consisting of $1.0 million in cash and 212,552 shares of the Company’s common stock with a fair value of $2.2 million on the acquisition date. Additionally, the Company issued 328,580 shares of common stock with a fair value of $3.4 million on the acquisition date, which are tied to continued employment with the Company and are being accounted for as post-acquisition stock-based compensation expense over the three-year vesting period.

On June 18, 2014, the Company completed the acquisition of Incubart SAS, a societe par actions simplifiee organized under the laws of France, which operates the online marketplace A Little Market (“ALM”). Total consideration for the acquisition was $30.8 million, consisting of $5.3 million in cash, of which $4.2 million was paid at closing, $0.3 million will be paid in March 2015 and $0.8 million in February 2016, and 2,439,847 shares of the Company’s common stock with a fair value of $25.5 million on the acquisition date. The terms of the purchase agreement provide for the sale of put options to certain of the former shareholders of ALM. The put options enable the holders of the options to sell up to all of their shares back to the Company, subject to certain vesting and restrictions, at fair value, but not to exceed $8.26 per share and not less than $4.00 per share. The put right terminates with respect to a share on the earlier of one year from when such share is vested or the liquidation date, as defined in the agreement containing the put option. The holders of the options paid an aggregate of $0.1 million cash to the Company at the date of acquisition and the Company recorded a $0.1 million liability for the fair value of the put option at the time. Additionally, the Company issued 599,497 shares of common stock with a fair value of $6.3 million on the acquisition date, which are tied to continued employment with the Company and are being accounted for as post-acquisition stock-based compensation expense over the three-year vesting period. Since the put options relate in part to these shares, these shares will be recorded as liability-classified stock awards as earned.

The historical financial information for Etsy is derived from the Company’s audited consolidated statement of operations for the year ended December 2014 contained in this prospectus. The historical financial information of Grand St. and ALM has been derived from the historical audited financial statements and the unaudited financial statements of Grand St. and ALM for the period from January 1, 2014 through April 29, 2014 and the period from January 1, 2014 through June 18, 2014, respectively. The financial statements for Grand St. were prepared in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). The financial statements for ALM were prepared in accordance with generally accepted accounting principles in France (French GAAP) which is a comprehensive basis of accounting different from U.S. GAAP. The historical ALM French GAAP financial statements have been reconciled to U.S. GAAP and, as a result, the historical financial information of ALM included in the pro forma combined statement of operations is presented in U.S. GAAP.

The ALM historical EUR denominated financial statement amounts have been translated to U.S. Dollars (USD) using the following exchange rates:

EUR / $
Interim period ended June 18, 2014	Average spot rate	1.3716

The unaudited pro forma combined statements of operations for the year ended December 31, 2014 give effect to the acquisitions as if they had occurred on January 1, 2014.

The unaudited pro forma adjustments have been made for informational purposes. The actual results reported by the combined company in periods following the acquisitions may differ significantly from those reflected in these unaudited pro forma combined statements. As a result, the pro forma combined information is not intended to represent and does not purport to be indicative of what the combined company’s financial condition or results of operations would have been had the acquisitions been completed on the applicable dates of this pro forma combined financial information. In addition, the pro forma combined financial information does not purport to project the future financial condition and results of operations of the combined company.

The unaudited pro forma combined financial statements are based on various assumptions, including consideration paid and the allocation thereof to the assets acquired and liabilities assumed from Grand St. and ALM are based on preliminary estimates of fair value. The pro forma assumptions and adjustments are described in the accompanying notes presented on the following pages. Pro forma adjustments are those that are directly attributable to the transactions, are factually supportable and, with respect to the unaudited pro forma combined statements of operations, are expected to have a continuing impact on the consolidated results. The final purchase price and the allocation thereof may differ from that reflected in the pro forma combined financial statements after the final valuation procedures are performed and amounts are finalized.

The unaudited pro forma combined financial information does not reflect any cost savings from operating efficiencies, synergies or other restructuring that could result from the acquisition.

Unaudited Pro Forma Combined Statement of Operations for the Year Ended

December 31, 2014

(In thousands except share and per share data)

	Etsy, Inc.	Jarvis Labs, Inc.	Incubart SAS			Pro Forma Combined
	December 31, 2014	April 29, 2014	June 18, 2014	Pro Forma Adjustments	Notes	December 31, 2014
REVENUE:
Revenue	$195,591	$357	$1,447	$—		$197,395
Cost of revenue	73,633	302	381	606	1	74,922

Gross Profit	121,958	55	1,066	(606)		122,473

OPERATING EXPENSES:
Marketing	39,655	63	378	328	1	40,424
Product development	36,634	301	496	—		37,431
General and administrative	51,920	169	359	(2,059)	2
				1,333	5	51,722

Total operating expenses	128,209	533	1,233	(398)		129,577

Income (loss) from operations	(6,251)	(478)	(167)	(208)		(7,104)

OTHER (EXPENSE) INCOME:
Interest expense and amortization of deferred financing costs	(590)	(86)	—	86	3	(590)
Interest and dividend income	41	—	16	—		57
Net unrealized loss on warrant and other liabilities	(411)	(13)	—	505	6	81
Foreign exchange loss	(3,049)	—	—	—		(3,049)

Total other (expense) income	(4,009)	(99)	16	591		(3,501)

Income (loss) before income taxes	(10,260)	(577)	(151)	383		(10,605)

(Provision) benefit for income taxes	(4,983)	—	185	—		(4,798)

Net (loss) income	$(15,243)	$(577)	$34	$383		$(15,403)

Basic net loss per share applicable to common stockholders	$(0.38)					$(0.16)
Diluted net loss per share applicable to common stockholders	$(0.38)					$(0.16)
Weighted average common stock outstanding (basic)	40,246,663			54,653,908	4	94,900,571
Weighted average common stock outstanding (diluted)	40,246,663			54,653,908	4	94,900,571

Notes to Unaudited Pro Forma Combined Financial information

Note 1—Basis of Presentation

The unaudited pro forma combined financial information was prepared using the acquisition method of accounting and was derived from the audited financial statements of Etsy, Inc. for the year ended December 31, 2014, the unaudited financial statements of Grand St. for the period from January 1, 2014 through April 29, 2014 and the unaudited financial statements of ALM for the period from January 1, 2014 through June 18, 2014.

The unaudited pro forma combined statement of operations for the year ended December 31, 2014 gives effect to the acquisitions as if they each occurred on January 1, 2014.

The Company prepared the unaudited pro forma combined financial information using the acquisition method of accounting under existing U.S. GAAP standards.

The authoritative guidance for fair value defines the term “fair value,” sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of inputs used to develop the fair value measures. Fair value is defined in the guidance as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

The pro forma adjustments described below have been developed based on assumptions and estimates, including assumptions relating to the consideration paid and the allocation thereof to the assets acquired and liabilities assumed from Grand St. and ALM based on preliminary estimates of fair value. The final purchase price and the allocation thereof may differ from that reflected in the pro forma combined financial statements after final valuation procedures are performed and amounts are finalized. The unaudited pro forma combined financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations would have been had the acquisition occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations.

The unaudited pro forma combined financial statements do not reflect any cost savings from operating efficiencies, synergies or other restructurings that could result from the acquisition, as such costs are not currently factually supportable.

Management performed a review of Grand St.’s and ALM’s accounting policies, based primarily on available historical financial information, to determine whether any adjustments were necessary to ensure comparability in the pro forma combined financial statements. At this time, the Company is not aware of any differences, other than those stated in either in the unaudited pro forma adjustments or identified in the Grand St. or ALM stand-alone financial statements provided elsewhere in this prospectus, which would have a material impact on the pro forma combined financial statements.

Note 2—Purchase Price Allocation

This business combinations resulted in the total purchase price being allocated to the assets acquired and liabilities assumed according to their estimated fair values at the date of acquisitions with the remaining unallocated purchase price recorded as goodwill as follows:

Grand St. (in thousands)

Cash paid	$1,040
Common shares	2,202

Total purchase consideration	$3,242

Working capital	$85
Developed technology	2,000
Customer relationships	600
Trademarks	200
Goodwill	991
Deferred tax liability	(634)

Net assets acquired	$3,242

Included in working capital is approximately $0.1 million of cash acquired.

The amounts allocated to developed technology, customer relationships and trademark (the acquired intangible assets) total $2.8 million. The fair value assigned to developed technology was determined primarily using the cost approach, which estimates the cost to reproduce the asset, adjusted for loss due to functional and economic obsolescence. The fair value of Grand St.’s customer relationships was determined primarily using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management. The fair value assigned to trademark was determined using the relief from royalty method, where the owner of the asset realizes a benefit from owning the intangible asset rather than paying a rental or royalty rate for use of the asset. The acquired identifiable intangible assets are being amortized on a straight-line basis over three years, which approximates the pattern in which the assets are utilized. None of the goodwill recorded in the acquisition is deductible for tax purposes.

ALM (in thousands)

Cash paid	$5,290
Common shares	25,521

Total purchase consideration	$30,811

Working capital	$625
Property and equipment and other assets	95
Developed technology	1,636
Customer relationships	1,693
Trademarks	775
Goodwill	27,309
Deferred tax liability	(757)
Other long-term liabilities	(565)

Net assets acquired	$30,811

Included in working capital is approximately $0.5 million of cash and cash equivalents acquired.

The amount allocated to developed technology, customer relationships and trademarks (the acquired intangible assets) total $4.1 million. The fair value assigned to developed technology was determined primarily by using the cost approach, which estimates the cost to reproduce the asset, adjusted for loss due to functional and economic obsolescence. The fair value of ALM’s customer relationships was determined primarily by using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management. The fair value assigned to trademark was determined using the relief from royalty method, where the owner of the asset realizes a benefit from owning the intangible asset rather than paying a rental or royalty rate for use of the asset. The acquired identifiable intangible assets are being amortized on a straight-line basis over three years, which approximates the pattern in which the assets are utilized. Goodwill of $27.3 million, none of which is deductible for tax purposes, was recorded in connection with this acquisition, which is primarily attributed to synergies arising from the acquisition and the value of the acquired workforce.

Note 3—Unaudited Pro Forma Adjustments

(1) Pro forma adjustment to record additional amortization expense related to Grand St. and ALM acquired identifiable intangible assets, net of historical amortization amounts of $11,000, as if the acquisition occurred on January 1, 2014 and amortization of the acquired assets is recorded on a straight-line basis over three years.

Intangible assets acquired are as follows (in thousands):

	Grand St.	ALM
Developed technology	$2,000	$1,636
Trademarks	200	775
Customer relationships	600	1,693

	$2,800	$4,104

Amortization of developed technology and trademark is recorded within cost of revenue. Customer relationship amortization is recorded within marketing expense.

(2) Pro forma adjustment to eliminate acquisition costs relating to the purchase of Grand St. and ALM in 2014.

(3) Pro forma adjustment to eliminate interest expense on debt that was not acquired by Etsy.

(4) For purposes of this unaudited combined pro forma financial information, the 212,552 and 2,439,847 shares of non-compensatory common stock issued to Grand St. and ALM shareholders, respectively, was given effect in the computation of basic and diluted net income per share for the years ended December 31, 2013 and 2014 as if the acquisitions had occurred on January 1, 2013.

In addition, the conversion of all outstanding shares of convertible preferred stock into 53,448,243 shares of common stock is assumed to have occurred on January 1, 2013.

(5) Pro forma adjustment to record stock compensation expense in connection with the issuance of 599,497 shares of common stock valued at $6.3 million to certain former shareholders of ALM and 328,580 shares of common stock valued at $3.4 million to certain former shareholders of Grand St. that are tied to continuing employment.

(6) Pro forma adjustment to reflect the effect of the assumed conversions of outstanding warrants exercisable for preferred securities of the Company and Grand St. into warrants exercisable for common stock and the corresponding elimination of the expense included in operating results from the change in the fair value of the warrants.